As filed with the Securities and Exchange Commission on May 20, 2020

Registration No. 333-237743

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-4

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6211	36-3145972
(State or Other Jurisdiction of	(Primary Standard Industrial	(I. R. S. Employer
Incorporation or Organization)	Classification Code Number)	Identification Number)

1585 Broadway
New York, New York 10036
(212) 761-4000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Jonathan M. Pruzan
Executive Vice President and Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, New York 10036
(212) 761-4000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)
Copies to:
Marc O. Williams, Esq.	Lori S. Sher	Stephen F. Arcano, Esq.
Brian Wolfe, Esq.	EVP, General Counsel, and Corporate	David C. Hepp, Esq.
Davis Polk & Wardwell LLP	Secretary	Dohyun Kim, Esq.
450 Lexington Avenue	E*TRADE Financial Corporation	Skadden, Arps, Slate, Meagher & Flom LLP
New York, New York 10017	671 North Glebe Road, Ballston Tower	One Manhattan West, 401 9th Avenue
(212)450-4000	Arlington, Virginia 22203	New York, New York 10001
(646)521-4340	(212) 735-3000
Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective and upon completion of the merger of Moon-Eagle Merger Sub, Inc., a wholly owned subsidiary of Morgan Stanley, with and into E*TRADE Financial Corporation (“E*TRADE”).

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934.
Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
(Do not check if a smaller reporting company)
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Securities Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Securities Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer) ☐
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The attached proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

PRELIMINARY—SUBJECT TO COMPLETION—DATED MAY 20, 2020

MERGER PROPOSED—YOUR VOTE IS IMPORTANT

Dear Stockholders of E*TRADE Financial Corporation:

On February 20, 2020, Morgan Stanley, Moon-Eagle Merger Sub, Inc., a wholly owned subsidiary of Morgan Stanley (“Merger Sub”), and E*TRADE Financial Corporation (“E*TRADE”) entered into an Agreement and Plan of Merger (the “merger agreement”), providing for the merger of Merger Sub with and into E*TRADE, with E*TRADE continuing as the surviving corporation (the “Merger”). Pursuant to the merger agreement, the parties also intend, and Morgan Stanley has agreed to take such actions as are necessary to cause, immediately following the effective time of the Merger, the surviving corporation in the Merger to merge with and into a newly established wholly owned subsidiary of Morgan Stanley (“Second Merger Sub”) with Second Merger Sub surviving as a wholly owned subsidiary of Morgan Stanley (the “Second Merger” and, together with the Merger, the “Mergers”).

In connection with the Merger, Morgan Stanley will issue shares of common stock of Morgan Stanley to holders of E*TRADE common stock and shares of newly created series of preferred stock of Morgan Stanley to holders of E*TRADE preferred stock.

E*TRADE will hold a special meeting of stockholders (the “E*TRADE special meeting”) to vote on a proposal to adopt the merger agreement (the “merger agreement proposal”) and approve related matters as described in the attached proxy statement/prospectus. Under the laws of the State of Delaware, the approval of E*TRADE’s stockholders must be obtained before the Merger can be completed. Approval of the merger agreement proposal requires the affirmative vote of holders of a majority in voting power of the outstanding shares of E*TRADE common stock, at the E*TRADE special meeting via [www.virtualshareholdermeeting.com/[●]] (the “E*TRADE meeting website”) or by proxy, entitled to vote on the merger agreement proposal. At the E*TRADE special meeting, E*TRADE will also propose that its stockholders vote on proposals (i) to approve, on an advisory (non-binding) basis, certain compensation that may be paid or become payable to each E*TRADE named executive officer in connection with the Merger (the “advisory compensation proposal”) and (ii) to adjourn the E*TRADE special meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger agreement proposal if there are not sufficient votes at the time of such adjournment to adopt the merger agreement (the “adjournment proposal”). Approval of each of the advisory compensation proposal and the adjournment proposal requires the affirmative vote of the majority of the voting power present at the E*TRADE special meeting via the E*TRADE meeting website or represented by proxy and entitled to vote on such proposals.

YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES THAT YOU OWN. Whether or not you expect to attend the E*TRADE special meeting, we urge you to submit a proxy to have your shares voted as promptly as possible by either: (1) logging onto the website shown on your proxy card and following the instructions to vote online; (2) dialing the toll-free number shown on your proxy card and following the instructions to vote by phone; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the E*TRADE special meeting. If your shares are held in an E*TRADE plan or in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction form furnished by the plan trustee or administrator, or such broker, bank or other nominee, as appropriate.

Due to concerns regarding the coronavirus outbreak (“COVID-19”) and to assist in protecting the health and well-being of our stockholders and employees, the E*TRADE special meeting will be held exclusively in a virtual format to provide a consistent experience to all stockholders regardless of location on [●] at [●] [a.m.] Eastern Time. We have adopted a virtual format for the E*TRADE special meeting to make participation accessible for stockholders from any geographic location with Internet connectivity. We designed the format of the E*TRADE special meeting to ensure that our stockholders who attend the E*TRADE special meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting. You are entitled to attend and participate in the E*TRADE special meeting only if you were a stockholder of record as of the close on [●], 2020, the record date for the E*TRADE special meeting, or hold a valid proxy of such a stockholder for the E*TRADE special meeting. To be admitted to the E*TRADE special meeting at [www.virtualshareholdermeeting.com/[●]], you must enter the 16-digit control number found on your proxy card or voting instruction form. Please note that you will not be able to attend the virtual E*TRADE special meeting in person.

E*TRADE’s board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, E*TRADE and E*TRADE stockholders, and unanimously recommends that holders of E*TRADE common stock vote “FOR” the merger agreement proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.

If the Merger is completed, each outstanding share of E*TRADE common stock (with certain exceptions described in the accompanying proxy statement/prospectus) will be entitled to the right to receive 1.0432 shares of Morgan Stanley common stock, without interest and subject to any applicable withholding taxes for cash paid in lieu of fractional shares (the “Common Merger Consideration”). Although the number of shares of Morgan Stanley common stock that holders of E*TRADE common stock will receive in the Merger is fixed, the market value of the Common Merger Consideration will fluctuate with the market price of Morgan Stanley common stock and will not be known at the time that holders of E*TRADE common stock vote to adopt the merger agreement. Based on the closing price of Morgan Stanley’s common stock on the New York Stock Exchange (the “NYSE”) on February 19, 2020, the last trading day before the public announcement of the Merger, the 1.0432 exchange ratio represented approximately $58.74 in implied value for each share of E*TRADE common stock. Based on Morgan Stanley’s closing price on [●], 2020 of $[●], the 1.0432 exchange ratio represented approximately $[●] in implied value for each share of E*TRADE common stock. Based upon the estimated number of shares of common stock as well as the outstanding equity awards of the parties that are expected to be outstanding immediately prior to the consummation of the Merger, we estimate that, as of immediately following completion of the Merger, holders of Morgan Stanley common stock as of immediately prior to the Merger will hold approximately 87% and holders of E*TRADE common stock as of immediately prior to the Merger will hold approximately 13% of the outstanding shares of Morgan Stanley common stock (or, on a fully diluted basis, holders of Morgan Stanley common stock as of immediately prior to the Merger will hold approximately 88% and holders of E*TRADE common stock as of immediately prior to the Merger will hold approximately 12% of the shares of Morgan Stanley common stock). We urge you to obtain current market quotations for Morgan Stanley’s common stock traded on the NYSE (trading symbol “MS”) and E*TRADE’s common stock traded on The Nasdaq Stock Market LLC (the “Nasdaq”) (trading symbol “ETFC”).

The obligations of Morgan Stanley and E*TRADE to complete the Merger are subject to the satisfaction or waiver of a number of conditions set forth in the merger agreement, a copy of which is included as Annex A to the attached proxy statement/prospectus. The attached proxy statement/prospectus describes the E*TRADE special meeting, the Merger, documents and agreements related to the Merger and other related matters. It also contains or references information about Morgan Stanley and E*TRADE and certain related agreements and matters. Please carefully read the entire attached proxy statement/prospectus, including “Risk Factors” beginning on page 37 of the attached proxy statement/ prospectus, for a discussion of the risks relating to the proposed Merger. You can also obtain information about Morgan Stanley and E*TRADE from documents that each has filed with the Securities and Exchange Commission.

Michael A. Pizzi
Chief Executive Officer
E*TRADE Financial Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the Merger described in the attached proxy statement/prospectus or determined if the attached proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This document and the accompanying proxy statement/prospectus is dated [●], 2020 and is first being mailed to stockholders of record of E*TRADE on or about [●], 2020.

ADDITIONAL INFORMATION

The accompanying document is the proxy statement of E*TRADE for the E*TRADE special meeting and the prospectus of Morgan Stanley for the shares of Morgan Stanley common stock and Morgan Stanley preferred stock to be issued to E*TRADE stockholders as consideration in the Merger. The accompanying proxy statement/ prospectus incorporates by reference important business and financial information about E*TRADE and Morgan Stanley from documents that are not included in or delivered with the accompanying proxy statement/prospectus. You can obtain the documents incorporated by reference into the accompanying proxy statement/prospectus (other than certain exhibits or schedules to these documents), without charge, by requesting them in writing or by telephone from E*TRADE or Morgan Stanley at the following addresses and telephone numbers, or through the Securities and Exchange Commission website at www.sec.gov:

E*TRADE	Morgan Stanley
671 North Glebe Road, Ballston Tower	1585 Broadway
Arlington, VA 22203	New York, NY 10036
Attention: Investor Relations	Attention: Investor Relations
1-646-521-4406	1-212-762-8131
IR@etrade.com	investorrelations@morganstanley.com

In addition, if you have any questions concerning the merger agreement or the Merger or the other transactions contemplated by the merger agreement, or the accompanying proxy statement/prospectus, or if you would like additional copies of this proxy statement/prospectus or documents incorporated by reference herein, or if you need help voting your shares of E*TRADE common stock, please contact E*TRADE’s proxy solicitor:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders May Call Toll-Free: (888) 750-5834
Banks & Brokers May Call Collect: (212) 750-5833

If you would like to request documents, please do so no later than five business days before the date of the E*TRADE special meeting (which date is [●], 2020).

See “Where You Can Find More Information” beginning on page 163 of the accompanying proxy statement/prospectus for further information.

E*TRADE FINANCIAL CORPORATION

671 North Glebe Road, Ballston Tower
Arlington, Virginia 22203
(646) 521-4340

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD [●], 2020

This is a notice that a special meeting of stockholders (the “E*TRADE special meeting”) of E*TRADE Financial Corporation (“E*TRADE”) will be held exclusively via the Internet, on [●] at [●] [a.m.], Eastern Time, at [www.virtualshareholdermeeting.com/[●]] (the “E*TRADE meeting website”). The E*TRADE special meeting will be held for the following purposes:

1.	to consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of February 20, 2020 (as it may be amended from time to time, the “merger agreement”), by and among Morgan Stanley (“Morgan Stanley”), Moon-Eagle Merger Sub, Inc., a wholly owned subsidiary of Morgan Stanley (“Merger Sub”), and E*TRADE, a copy of which is attached as Annex A to the proxy statement/prospectus of which this notice is a part, and the material provisions of which are summarized in “The Merger Agreement” beginning on page 94 of this proxy statement/prospectus, pursuant to which, among other things, Merger Sub will merge with and into E*TRADE (the “Merger”) and each outstanding share of E*TRADE common stock (subject to certain exceptions described in this proxy statement/prospectus) will be converted into the right to receive 1.0432 shares of Morgan Stanley common stock and cash in lieu of fractional shares, if any, without interest and subject to any applicable withholding taxes, referred to in this proxy statement/prospectus as the “merger agreement proposal;”

2.	to consider and vote on a proposal to approve, on an advisory (non-binding) basis, certain compensation that may be paid or become payable to E*TRADE’s named executive officers in connection with the Merger, the value of which is disclosed in the table in “Interests of E*TRADE’s Directors and Executive Officers in the Merger—Golden Parachute Compensation” beginning on page 124 of this proxy statement/prospectus, referred to in this proxy statement/prospectus as the “advisory compensation proposal;” and

3.	to consider and vote on a proposal to adjourn the E*TRADE special meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger agreement proposal if there are not sufficient votes at the time of such adjournment to adopt the merger agreement, referred to in this proxy statement/prospectus as the “adjournment proposal.”

Due to concerns regarding the coronavirus outbreak ("COVID-19") and to assist in protecting the health and well-being of our stockholders and employees, the E*TRADE special meeting will be held exclusively in a virtual format to provide a consistent experience to all stockholders regardless of location on [●] at [●] [a.m.] Eastern Time. We have adopted a virtual format for the E*TRADE special meeting to make participation accessible for stockholders from any geographic location with Internet connectivity. We designed the format of the E*TRADE special meeting to ensure that our stockholders who attend the E*TRADE special meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting. You are entitled to attend and participate in the E*TRADE special meeting only if you were a stockholder of record as of the close on [●], 2020, the record date for the E*TRADE special meeting, or hold a valid proxy of such a stockholder for the E*TRADE special meeting. To be admitted to the E*TRADE special meeting at [www.virtualshareholdermeeting.com/[●]], you must enter the 16-digit control number found on your proxy card or voting instruction form. Please note that you will not be able to attend the virtual E*TRADE special meeting in person.

This proxy statement/prospectus describes the proposals listed above in more detail, as well as other matters contemplated in connection with the proposed Merger. Please refer to the attached document, including the attached merger agreement and all other annexes and any documents incorporated by reference, for further information with respect to the business to be transacted at the E*TRADE special meeting. You are encouraged to read the entire document carefully before voting.

E*TRADE’s board of directors unanimously (i) determined that it is in the best interests of E*TRADE and its stockholders, and declared it advisable, for E*TRADE to enter into the merger agreement, (ii) approved the execution, delivery and performance by E*TRADE of the merger agreement and the consummation of the transactions contemplated thereby, including the Merger, and (iii) resolved to recommend adoption of the merger agreement by E*TRADE’s stockholders and that the adoption of the merger agreement be submitted to a vote at a meeting of E*TRADE’s stockholders. Accordingly, the E*TRADE board of directors recommends that holders of E*TRADE common stock vote “FOR” the adoption of the merger agreement, “FOR” the approval on an advisory (non-binding) basis of certain compensation that may be paid or become payable to E*TRADE’s named executive officers in connection with the Merger and “FOR” the adjournment of the E*TRADE special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement.

[●], 2020 has been fixed as the record date for determination of holders E*TRADE common stock entitled to receive notice of, and to vote at, the E*TRADE special meeting or any adjournments or postponements thereof. Only holders of record of E*TRADE common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the E*TRADE special meeting.

A complete list of E*TRADE stockholders of record entitled to vote at the E*TRADE special meeting will be available for inspection at the principal place of business of E*TRADE at 671 North Glebe Road, Ballston Tower, Arlington, Virginia 22203 during regular business hours for a period of no less than 10 days before the E*TRADE special meeting. If E*TRADE’s headquarters are closed for health and safety reasons related to COVID-19 during such period, the list of stockholders will be made available for inspection upon request via e-mail to IR@etrade.com, subject to E*TRADE’s satisfactory verification of stockholder status. The list of stockholders will also be made available online during the E*TRADE special meeting at the E*TRADE meeting website.

YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES THAT YOU OWN. The Merger between E*TRADE and Morgan Stanley cannot be completed without the adoption of the merger agreement by the affirmative vote, at the E*TRADE special meeting via the E*TRADE meeting website or by proxy, of holders representing a majority of the voting power of the outstanding shares of E*TRADE common stock entitled to vote on the merger agreement proposal as of the record date for the E*TRADE special meeting.

Whether or not you expect to attend the E*TRADE special meeting, we urge you to submit a proxy to have your shares voted as promptly as possible by either: (1) logging onto the website shown on your proxy card and following the instructions to vote online; (2) dialing the toll-free number shown on your proxy card and following the instructions to vote by phone; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the E*TRADE special meeting. If your shares are held in an E*TRADE plan or in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction form furnished by the plan trustee or administrator, or such broker, bank or other nominee, as appropriate.

If you have any questions concerning the merger agreement or the Merger or the other transactions contemplated by the merger agreement, or the accompanying proxy statement/prospectus, or if you would like additional copies of this proxy statement/prospectus or documents incorporated by reference herein, or if you need help voting your shares of E*TRADE common stock, please contact E*TRADE’s proxy solicitor:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders May Call Toll-Free: (888) 750-5834
Banks & Brokers May Call Collect: (212) 750-5833

Very truly yours,

Rodger A. Lawson
Chair of the Board

How to Vote	52
Shares Held in “Street Name”	53
Revocation of Proxies	53
Inspector of Election	54
Solicitation of Proxies	54
Adjournments and Postponements	54
Other Matters	54
Householding of Proxy Statement/Prospectus	55
Questions and Additional Information	55
THE MERGER	56
General	56
The Parties	56
Background of the Merger	58
Certain Relationships between Morgan Stanley and E*TRADE	63
E*TRADE’s Reasons for the Merger; Recommendation of the E*TRADE Board of Directors	64
Certain E*TRADE Unaudited Prospective Financial Information	69
Opinions of E*TRADE’s Financial Advisors	73
Regulatory Approvals Required for the Merger	88
No Dissenters’ or Appraisal Rights	91
U.S. Federal Income Tax Considerations of the Mergers	92
Accounting Treatment	92
Listing of Shares of Morgan Stanley Common Stock and Delisting and Deregistration of Shares of E*TRADE Stock	92
Litigation Relating to the Merger	92
THE MERGER AGREEMENT	94
Explanatory Note	94
Structure of the Merger	94
Completion and Effectiveness of the Merger	94
Merger Consideration	95
Fractional Shares	96
Procedures for Surrendering E*TRADE Stock Certificates	96
Treatment and Quantification of E*TRADE Equity Awards	97
Listing of Shares of Morgan Stanley Common Stock; Filing Certificates of Designation	98
Governance Matters Following Completion of the Merger	98
Conditions to Completion of the Merger	98
Representations and Warranties	100
Definition of “Material Adverse Effect”	101
Conduct of Business Pending the Merger	102
Obligations to Call Stockholders’ Meeting	105
Obligations to Recommend the Approval and Adoption of the Merger Agreement	105
No Solicitation	106
Reasonable Best Efforts Covenant	109
Proxy Statement/Prospectus and Registration Statement Covenant	111
Indemnification and Insurance	111
Employee Matters	112
Tax Matters	113
Other Agreements	113
Termination of the Merger Agreement	114
Exclusive Remedy	116
Other Expenses	116
Specific Performance; Remedies	116
Third Party Beneficiaries	116
Amendments; Waivers	116

U.S. FEDERAL INCOME TAX CONSIDERATIONS	117
INTERESTS OF E*TRADE’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER	120
Certain Assumptions	120
Treatment and Quantification of E*TRADE Equity Awards	121
Employment Agreements	122
Success Bonuses	123
Excise Tax Indemnification	123
Agreements with Morgan Stanley	123
Continuing Board Service	123
Indemnification and Insurance	123
Golden Parachute Compensation	124
PROPOSAL I—APPROVAL AND ADOPTION OF THE MERGER AGREEMENT	126
PROPOSAL II—NON-BINDING ADVISORY VOTE ON TRANSACTION-RELATED COMPENSATION FOR CERTAIN E*TRADE EXECUTIVE OFFICERS	126
PROPOSAL III—ADJOURNMENT OF THE E*TRADE SPECIAL MEETING	127
DESCRIPTION OF MORGAN STANLEY CAPITAL STOCK	127
Authorized Morgan Stanley Capital Stock	128
Morgan Stanley Common Stock	128
Morgan Stanley Existing Preferred Stock	129
New Morgan Stanley Preferred Stock to Be Issued in the Merger	134
Future Issuances of Morgan Stanley Preferred Stock	137
Certificated Shares of Morgan Stanley Stock	137
Uncertificated Shares of Morgan Stanley Stock	137
Potential Issuances of Rights to Purchase Securities	137
Special Meetings of Stockholders	137
No Stockholder Action by Written Consent	137
Provisions Relating to Amendments to the Morgan Stanley Certificate of Incorporation and the Morgan Stanley Bylaws	138
Delaware’s Anti-Takeover Statute	138
Regulatory Restrictions on Ownership	138
COMPARISON OF STOCKHOLDER RIGHTS	139
SECURITY OWNERSHIP OF CERTAIN E*TRADE BENEFICIAL OWNERS AND MANAGEMENT	160
EXPERTS	162
LEGAL MATTERS	163
FUTURE E*TRADE STOCKHOLDER PROPOSALS	163
WHERE YOU CAN FIND MORE INFORMATION	163

ANNEXES
Annex A: Agreement and Plan of Merger	A-1
Annex B: Opinion of J.P. Morgan Securities LLC	B-1
Annex C: Opinion of Ardea Partners LP	C-1

PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS	II-1

QUESTIONS AND ANSWERS

The following are some questions that you, as a stockholder of E*TRADE, may have regarding the Merger and other matters being considered at the E*TRADE special meeting and brief answers to those questions. To better understand these matters, and for a description of the legal terms governing the Merger, E*TRADE urges you to carefully read the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the Merger and the other matters being considered at the E*TRADE special meeting. Additional important information is also contained in the annexes to this proxy statement/prospectus to and the documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 163 of this proxy statement/prospectus.

Q: Why am I receiving this document?

A: Morgan Stanley, Moon-Eagle Merger Sub, Inc., a wholly owned subsidiary of Morgan Stanley (“Merger Sub”), and E*TRADE have entered into an Agreement and Plan of Merger, dated as of February 20, 2020 (as it may be amended from time to time, the “merger agreement”), providing for the merger of Merger Sub with and into E*TRADE (the “Merger”), with E*TRADE surviving the Merger as a wholly owned subsidiary of Morgan Stanley. The parties also intend, immediately following the effective time of the Merger, for E*TRADE to merge with and into a newly established wholly owned subsidiary of Morgan Stanley (“Second Merger Sub”), with Second Merger Sub surviving as a wholly owned subsidiary of Morgan Stanley (the “Second Merger” and, together with the Merger, the “Mergers”). In order to complete the Mergers, E*TRADE stockholders must approve the proposal to adopt the merger agreement and all other conditions to the Mergers must be satisfied or waived.

E*TRADE will hold the E*TRADE special meeting to obtain approval of the merger agreement proposal and approvals with respect to certain other related matters. This proxy statement/prospectus, which you should read carefully, contains important information about the Mergers and other matters being considered at the E*TRADE special meeting.

This document is being delivered to you as both a proxy statement of E*TRADE and a prospectus of Morgan Stanley in connection with the Merger. It is the proxy statement by which the E*TRADE board of directors is soliciting proxies from E*TRADE stockholders to vote at the E*TRADE special meeting, or at any adjournment or postponement of the E*TRADE special meeting, on the approval of the merger agreement proposal, the approval of the advisory compensation proposal and the approval of the adjournment proposal. In addition, this document is the prospectus by which Morgan Stanley will issue shares of Morgan Stanley common stock and Morgan Stanley preferred stock to E*TRADE stockholders in the Merger in accordance with the merger agreement.

Your vote is important. We encourage you to vote as soon as possible.

Q: What is the purpose of the E*TRADE special meeting?

A: At the E*TRADE special meeting, holders of E*TRADE common stock will act upon all the matters outlined in the Notice of Special Meeting of Stockholders. These include:

1.	a proposal to adopt the merger agreement;

2.	a proposal for a non-binding advisory vote to approve the compensation that E*TRADE’s named executive officers may receive in connection with the Merger; and

3.	a proposal to adjourn the E*TRADE special meeting in the event that an insufficient number of proxies have been submitted to approve the merger agreement proposal.

Q: What is a proxy and how does it work?

A: The E*TRADE board of directors is asking for your proxy. A “proxy” is your legal designation of another person to vote the stock you own in the manner you direct. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card. By giving your proxy to the persons named as proxy holders in the proxy card accompanying this proxy statement/prospectus, you authorize them to vote your shares of E*TRADE common stock, $0.01 par value per share, at the E*TRADE special meeting in the manner you direct. You may cast votes of “FOR,” “AGAINST” or “ABSTAIN” with respect to all, some or none of the matters we are submitting to a vote of holders of E*TRADE common stock at the E*TRADE special meeting.

If you complete and submit your proxy in one of the manners described below, but do not specify how to vote, the proxy holders will vote your shares “FOR” each of the proposals described below.

Q: What will E*TRADE stockholders receive for their shares of E*TRADE common stock in the Merger?

A: At the effective time of the Merger (the “effective time”), each share of E*TRADE common stock issued and outstanding immediately prior to the effective time (other than shares of E*TRADE common stock held in (1) treasury and (2) by Morgan Stanley (other than any such shares held by Morgan Stanley (i) in its fiduciary, representative or other capacity on behalf of other persons, (ii) as a result of debts previously contracted by it, (iii) in its capacity as an underwriter or market-maker or in connection with its proprietary trading or arbitrage activities or other similar activities in the ordinary course of business, (iv) in the context of its ordinary course brokerage (including prime brokerage), asset management, private banking, wealth management, research or similar activities or (v) in connection with its transactions that are undertaken by pension funds or employee benefit programs (all such shares, “Fiduciary Shares”)), which are to be cancelled at the effective time (collectively, the “excluded shares”)) will be converted into the right to receive 1.0432 shares of Morgan Stanley common stock (the “share consideration”). No fractional shares of Morgan Stanley common stock will be issued and each E*TRADE stockholder who would otherwise have been entitled to receive a fraction of a share of Morgan Stanley common stock in connection with the Merger shall receive in lieu thereof a cash payment (together with the share consideration, the “Common Merger Consideration”), without interest and subject to any applicable withholding taxes, in accordance with the merger agreement.

Although the number of shares of Morgan Stanley common stock that E*TRADE stockholders will receive in the Merger is fixed, the market value of the Common Merger Consideration will fluctuate with the market price of Morgan Stanley common stock and will not be known at the time that holders of E*TRADE common stock vote to adopt the merger agreement. Based on the closing price of Morgan Stanley’s common stock on the New York Stock Exchange (the “NYSE”) on February 19, 2020, the last trading day before the public announcement of the Merger, the 1.0432 exchange ratio represented approximately $58.74 in implied value for each share of E*TRADE common stock. Based on Morgan Stanley’s closing price on [●], 2020 of $[●], the 1.0432 exchange ratio represented approximately $[●] in implied value for each share of E*TRADE common stock. The market price of Morgan Stanley common stock when E*TRADE stockholders receive those shares after the Merger is completed could be greater than, less than or the same as the market price of shares of Morgan Stanley common stock on the date of this proxy statement/prospectus or at the time of the E*TRADE special meeting.

Q: If I am a holder of E*TRADE common stock, how will I receive the Common Merger Consideration to which I am entitled?

A: The conversion of E*TRADE common stock into the right to receive the Common Merger Consideration will occur automatically upon the completion of the Merger. Promptly after the effective time and in any event within three (3) business days of the completion of the Merger, an exchange agent will mail to each holder of record of E*TRADE common stock (whose shares were converted into the right to receive the Common Merger Consideration pursuant to the merger agreement) a letter of transmittal and instructions for use in effecting the surrender of certificates representing shares of E*TRADE common stock (“Certificates”) and book-entry shares representing shares of E*TRADE common stock (“Uncertificated Shares”) in exchange for the Common Merger Consideration and any dividends or other distributions to which such Certificates or Uncertificated Shares become entitled to pursuant to the merger agreement.

Upon receipt by the exchange agent of (i) either Certificates or Uncertificated Shares and (ii) a duly completed and validly executed letter of transmittal, and such other documents as may be required pursuant to the instructions in the letter of transmittal and otherwise by the exchange agent, the holder of such Certificates or Uncertificated Shares will be entitled to receive the Common Merger Consideration in exchange therefor.

Q: Who will own Morgan Stanley common stock immediately following the transactions?

A: Morgan Stanley and E*TRADE estimate that, as of immediately following completion of the Merger, holders of Morgan Stanley common stock as of immediately prior to the Merger will hold approximately 87% and holders of E*TRADE common stock as of immediately prior to the Merger will hold approximately 13% of the outstanding shares of Morgan Stanley common stock (or, on a fully diluted basis, holders of Morgan Stanley common stock as of immediately prior to the Merger will hold approximately 88% and holders of E*TRADE common stock as of immediately prior to the Merger will hold approximately 12% of the shares of Morgan Stanley common stock).

Q: How important is my vote?

A: Your vote “FOR” each proposal presented at the E*TRADE special meeting is very important, and you are encouraged to submit a proxy or proxies as soon as possible.

Approval of the merger agreement proposal requires the affirmative vote of holders of a majority in voting power of the outstanding shares of E*TRADE common stock, at the E*TRADE special meeting via the E*TRADE meeting website or by proxy, entitled to vote on the merger agreement proposal. Any abstention by a holder of E*TRADE common stock and the failure of any holder of E*TRADE common stock to submit a vote will have the same effect as voting against the merger agreement proposal.

Adoption of the advisory compensation proposal requires the affirmative vote of the majority of the voting power present via the E*TRADE meeting website or represented by proxy and entitled to vote on such proposal. Abstentions from voting by an E*TRADE stockholder attending the E*TRADE special meeting via the E*TRADE meeting website or voting by proxy will have the same effect as a vote against the advisory compensation proposal. A failure to attend the E*TRADE special meeting via the E*TRADE meeting website or by proxy will have no effect on the outcome of the vote on the advisory compensation proposal. Because the advisory compensation proposal is non-binding, if the merger agreement is approved by E*TRADE stockholders and the Merger is completed, the compensation that is the subject of the advisory compensation proposal, including amounts Morgan Stanley or E*TRADE are contractually obligated to pay, would still be paid regardless of the outcome of the non-binding advisory vote.

Approval of the adjournment proposal requires the affirmative vote of the majority of the voting power present via the E*TRADE meeting website or represented by proxy and entitled to vote on such proposal. Abstentions from voting by an E*TRADE stockholder attending the E*TRADE special meeting via the E*TRADE meeting website or voting by proxy will have the same effect as a vote against the adjournment proposal. A failure to attend the E*TRADE special meeting via the E*TRADE meeting website or by proxy will have no effect on the outcome of the vote on the adjournment proposal.

See “The E*TRADE Special Meeting—Vote Required” beginning on page 51 of this proxy statement/prospectus.

Q: How does the E*TRADE board of directors recommend that I vote?

A: E*TRADE’s board of directors, after considering the various factors described under “The Merger—E*TRADE’s Reasons for the Merger; Recommendation of the E*TRADE Board of Directors” beginning on page 64 of this proxy statement/prospectus, the comprehensive process conducted by the E*TRADE board of directors and the alternatives to the Merger (including E*TRADE remaining as a standalone company), unanimously (i) determined that it is in the best interests of E*TRADE and its stockholders, and declared it advisable, for E*TRADE to enter into the merger agreement, (ii) approved the execution, delivery and performance by E*TRADE of the merger agreement and the consummation of the transactions contemplated thereby, including the Mergers, and (iii) resolved to recommend the adoption of the merger agreement by holders of E*TRADE common stock and that the adoption of the merger agreement be submitted to a vote at a meeting of holders of E*TRADE common stock.

Accordingly, the E*TRADE board of directors unanimously recommends that holders of E*TRADE common stock vote “FOR” the adoption of the merger agreement, “FOR” the approval on an advisory (non-binding) basis of certain compensation that may be paid or become payable to E*TRADE’s named executive officer in connection with the Merger and “FOR” the adjournment of the E*TRADE special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement.

Q: Will the Morgan Stanley common stock received at the time of completion of the Merger be traded on an exchange?

A: Yes. It is a condition to the consummation of the Merger that the shares of Morgan Stanley common stock to be issued to E*TRADE stockholders in connection with the Merger be authorized for listing on the NYSE, subject to official notice of issuance.

Q: How will Morgan Stanley stockholders be affected by the Merger?

A: Upon completion of the Merger, each Morgan Stanley stockholder will hold the same number of shares of Morgan Stanley stock that such stockholder held immediately prior to completion of the Merger. As a result of the Merger, Morgan Stanley stockholders will own shares in a larger consolidated company with more assets. However, because in connection with the Merger, Morgan Stanley will be issuing additional shares of Morgan Stanley common stock to E*TRADE stockholders in exchange for their shares of E*TRADE common stock, each outstanding share of Morgan Stanley common stock as of immediately prior to the Merger will represent a smaller percentage of the aggregate number of shares of Morgan Stanley common stock outstanding after the Merger.

Q: What are the U.S. federal income tax consequences of the Mergers to holders of E*TRADE stock?

A: For U.S. federal income tax purposes, the Mergers, taken together, are intended to constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and each of E*TRADE and Morgan Stanley expects to receive a tax opinion from its counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) and Davis Polk & Wardwell LLP (“Davis Polk”), respectively, to the effect that, for U.S. federal income tax purposes, the Mergers will constitute a reorganization within the meaning of section 368(a) of the Code. These opinions of counsel will be based on customary assumptions and representations, covenants, and undertakings of E*TRADE, Morgan Stanley, Merger Sub and Second Merger Sub. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete, inaccurate, or is violated, the validity of the opinions may be affected and the U.S. federal income tax consequences of the Mergers could differ materially from those described in this proxy statement/prospectus. The obligation of each of E*TRADE and Morgan Stanley to consummate the Mergers, however, is not conditioned upon the receipt of such opinions of Skadden, Davis Polk or any other counsel, nor will the parties request a ruling from the U.S. Internal Revenue Service (the “IRS”) regarding the qualification of the Mergers as a reorganization within the meaning of section 368(a) of the Code. Assuming that the Mergers qualify as a reorganization within the meaning of section 368(a) of the Code, holders of E*TRADE stock will generally not recognize gain or loss for U.S. federal income tax purposes, except with respect to cash received in lieu of fractional shares of Morgan Stanley common stock.

The U.S. federal income tax consequences described above may not apply to all holders of E*TRADE stock. You should read “U.S. Federal Income Tax Considerations” beginning on page 117 of this proxy statement/prospectus for a more complete discussion of the U.S. federal income tax considerations relating to the Mergers. Tax matters can be complicated and the tax consequences of the Mergers to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the Mergers to you.

Q: When do Morgan Stanley and E*TRADE expect to complete the Merger?

A: Morgan Stanley and E*TRADE currently expect to complete the Merger in the fourth quarter of 2020. However, neither Morgan Stanley nor E*TRADE can predict the actual date on which the Mergers will be completed, nor can the parties provide any assurance that the Mergers will be completed. See “Risk Factors,” “The Merger—Regulatory Approvals Required for the Merger” and “The Merger Agreement—Conditions to Completion of the Merger” beginning on pages 37, 88 and 98, respectively, of this proxy statement/prospectus.

Q: Is the completion of the Merger subject to any conditions?

A: Yes. Morgan Stanley and E*TRADE are not required to complete the Merger unless certain conditions are satisfied (or, to the extent permitted by applicable law, waived). These conditions include, among others, the approval and adoption of the merger agreement by holders of E*TRADE common stock (which condition may not be waived), the expiration or termination of any applicable waiting period, or any extension thereof, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) (which waiting period expired on April 10, 2020 at 11:59 p.m. Eastern Time) and receipt of certain other governmental approvals. For a more complete summary of the conditions that must be satisfied (or, to the extent permitted by applicable law, waived) prior to completion of the Merger, see “The Merger Agreement—Conditions to Completion of the Merger” and “The Merger—Regulatory Approvals Required for the Merger” beginning on pages 98 and 88, respectively, of this proxy statement/prospectus.

Q: What happens if the Merger is not completed?

A: In the event that the merger agreement is not adopted by E*TRADE’s stockholders at the E*TRADE special meeting or the Merger is not completed for any other reason, E*TRADE’s stockholders will not receive any consideration for shares of E*TRADE stock they own. Instead, E*TRADE will remain an independent public company, E*TRADE common stock will continue to be listed and traded on The Nasdaq Stock Market LLC (the “Nasdaq”) and registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and E*TRADE will continue to file periodic reports with the Securities and Exchange Commission (the “SEC”) on account of E*TRADE’s common stock.

Under specified circumstances, E*TRADE and/or Morgan Stanley may be required to pay a termination fee upon termination of the merger agreement, as described under “The Merger Agreement—Termination of the Merger Agreement” beginning on page 114 of this proxy statement/prospectus.

Q: When and where is the E*TRADE special meeting?

A: Due to concerns regarding COVID-19 and to assist in protecting the health and well-being of our stockholders and employees, the E*TRADE special meeting will be held exclusively in a virtual format to provide a consistent experience to all stockholders regardless of location, on [●] at [●] [a.m.] Eastern Time. We have adopted a virtual format for the E*TRADE special meeting to make participation accessible for stockholders from any geographic location with Internet connectivity. We designed the format of the E*TRADE special meeting to ensure that our stockholders who attend the E*TRADE special meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting. You are entitled to attend and participate in the E*TRADE special meeting only if you were a stockholder of record as of the close on [●], 2020, the record date for the E*TRADE special meeting, or hold a valid proxy of such a stockholder for the E*TRADE special meeting. To be admitted to the E*TRADE special meeting at [www.virtualshareholdermeeting.com/[●]], you must enter the 16-digit control number found on your proxy card or voting instruction form. Please note that you will not be able to attend the virtual E*TRADE special meeting in person.

Q: Who can vote at the E*TRADE special meeting?

A: All holders of shares of E*TRADE common stock who hold such shares of record at the close of business on [●], the record date for the E*TRADE special meeting, are entitled to receive notice of and to vote at the E*TRADE special meeting.

Q: How many votes may I cast?

A: Each outstanding share of E*TRADE common stock entitles its holder of record to one vote on each matter considered at the E*TRADE special meeting. Only E*TRADE stockholders who held shares of common stock of E*TRADE of record at the close of business on [●] are entitled to vote at the E*TRADE special meeting and any adjournment or postponement of the E*TRADE special meeting.

Q: What is the record date in connection with the E*TRADE special meeting?

A: The record date for the determination of holders of E*TRADE common stock entitled to notice of and to vote at the E*TRADE special meeting is [●].

Q: What constitutes a quorum at the E*TRADE special meeting?

A: A quorum is necessary to conduct business at the E*TRADE special meeting. A quorum requires the presence at the E*TRADE special meeting, by attending the E*TRADE special meeting via the E*TRADE meeting website or being represented by proxy, of a majority of the outstanding shares of E*TRADE common stock entitled to vote on each matter considered at the E*TRADE special meeting.

Q: What do I need to do now?

A: After you have carefully read and considered the information contained in or incorporated by reference into this proxy statement/prospectus, please submit your proxy via the Internet or by telephone in accordance with the instructions set forth on the enclosed proxy card, or complete, sign, date and return the enclosed proxy card in the postage-prepaid envelope provided as soon as possible so that your shares will be represented and voted at the E*TRADE special meeting.

Additional information on voting procedures can be found under “The E*TRADE Special Meeting” beginning on page 48 of this proxy statement/prospectus.

Q: How will my proxy be voted?

A: If you submit your proxy via the Internet, by telephone or by completing, signing, dating and returning the enclosed proxy card, your proxy will be voted in accordance with your instructions.

Additional information on voting procedures can be found under “The E*TRADE Special Meeting” beginning on page 48 of this proxy statement/prospectus.

Q: Who will count the votes?

A: The votes at the E*TRADE special meeting will be counted by an independent inspector of election.

Q: How do I vote my shares if I am a stockholder of record?

A: If you are a stockholder of record of E*TRADE common stock at the close of business on [●], you may vote your shares in any one of the following ways:

●

You may vote by mail. To vote by mail, you need to complete, date and sign the proxy card that accompanies this proxy statement/prospectus and promptly mail it in the enclosed postage-prepaid envelope. You do not need to put a stamp on the enclosed envelope if you mail it from within the United States.

●

You may vote by telephone. To vote by telephone through services provided by Broadridge, call 1-800-690- 6903, and follow the instructions provided on the proxy card that accompanies this proxy statement/prospectus. If you vote by telephone, you do not need to complete and mail your proxy card.

●

You may vote over the Internet. To vote over the Internet through services provided by Broadridge, please go to the following website: www.proxyvote.com and follow the instructions at that site for submitting your proxy. If you vote over the Internet, you do not need to complete and mail your proxy card.

●

You may vote at the virtual E*TRADE special meeting. All stockholders of record may vote online during the E*TRADE special meeting via the Internet at [www.virtualshareholdermeeting.com/[●]]. Street name holders may vote online during the E*TRADE special meeting if they receive a voting instruction form with a 16-digit control number. You may cast your vote electronically during the E*TRADE special meeting using the 16-digit control number found on your proxy card or voting instruction form. If you do not have a control number, please contact your broker, bank or other nominee as soon as possible so that you can be provided with a control number.

If you are a beneficial holder of E*TRADE common stock, you are also invited to attend the E*TRADE special meeting. However, because you are not a stockholder of record, you may not vote your shares at the E*TRADE special meeting unless you receive a voting instruction form with a 16-digit control number from your bank, broker or other nominee that is the stockholder of record with respect to your shares of E*TRADE common stock.

Q: How can I attend the E*TRADE special meeting?

A: The E*TRADE special meeting will be held exclusively via the Internet. To be admitted to the E*TRADE special meeting at [www.virtualshareholdermeeting.com/[●]], you must enter the 16-digit control number found on your proxy card or voting instruction form. If you do not have a control number, please contact your broker, bank or other nominee as soon as possible so that you can be provided with a control number and gain access to the meeting.

An online pre-meeting forum will be available to E*TRADE stockholders at www.proxyvote.com prior to the date of the E*TRADE special meeting. By accessing this online forum, E*TRADE stockholders will be able to vote, view the E*TRADE special meeting procedures, and obtain copies of proxy materials.

Q: How can I submit a question at the E*TRADE special meeting?

A: Stockholders may submit questions during the E*TRADE special meeting. As part of the E*TRADE special meeting, we will hold a live question and answer session during which we intend to answer questions submitted during the meeting in accordance with the special meeting procedures which are pertinent to E*TRADE and the meeting matters, as time permits. Questions may be submitted during the special meeting through [www.virtualshareholdermeeting.com/[●]]. Questions and answers will be grouped by topic and substantially similar questions will be grouped and answered once.

Q: What if I need technical assistance?

A: We encourage you to access the E*TRADE special meeting before it begins. Online check-in will start shortly before the meeting on [●] at [●] [a.m.] Eastern Time. If you encounter any difficulties accessing the meeting during the check-in or meeting time, please call [1-800-586-1548] (toll free) or [1-303-562-9288] (international).

Q: How can I vote during the E*TRADE special meeting?

A: All stockholders of record may vote online during the E*TRADE special meeting. Street name holders may vote online during the E*TRADE special meeting if they have a voting instruction form with a 16-digit control number, as described below. You may cast your vote electronically during the E*TRADE special meeting using the 16-digit control number found on your proxy card or voting instruction form. If you do not have a control number, please contact your broker, bank or other nominee as soon as possible so that you can be provided with a control number.

Whether you plan to attend the E*TRADE special meeting or not, we encourage you to vote by proxy as soon as possible.

Q: What should I do if I receive more than one set of voting materials for the E*TRADE special meeting?

A: You may receive more than one set of voting materials for the E*TRADE special meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares of E*TRADE common stock in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record of E*TRADE common stock and your shares are registered in more than one name, you will receive more than one proxy card. Please submit each separate proxy or voting instruction form that you receive by following the instructions set forth in each separate proxy or voting instruction form.

Q: What’s the difference between holding shares as a stockholder of record and holding shares as a beneficial owner?

A: If your shares of E*TRADE common stock are registered directly in your name with E*TRADE’s transfer agent, American Stock Transfer & Trust Company, LLC, you are considered, with respect to those shares, to be the stockholder of record. If you are a stockholder of record, then this proxy statement/prospectus and your proxy card have been sent directly to you by E*TRADE.

If your shares of E*TRADE common stock are held through a bank, broker or other nominee, you are considered the beneficial owner of shares of E*TRADE common stock held in “street name.” In that case, this proxy statement has been forwarded to you by your bank, broker or other nominee who is considered, with respect to those shares, to be the stockholder of record. As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote your shares by following their instructions for voting and you are also invited to attend the E*TRADE special meeting. But, because you are not the stockholder of record, you may not vote your shares at the E*TRADE special meeting unless you receive a voting instruction form with a 16-digit control number from your bank, broker or other nominee.

Q: If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me?

A: No. If your shares are held in the name of a broker, bank or other nominee, you will receive separate instructions from your broker, bank or other nominee describing how to vote your shares. The availability of Internet or telephonic voting will depend on your broker’s, bank’s or other nominee’s voting process. Please check with your broker, bank or other nominee and follow the voting procedures provided by your broker, bank or other nominee on your voting instruction form.

You should instruct your broker, bank or other nominee how to vote your shares. Under the rules applicable to broker-dealers, your broker, bank or other nominee has discretionary authority to vote on proposals that are considered routine but does not have discretionary authority to vote your shares on proposals that are considered non-routine, and each of the proposals to be voted on at the E*TRADE special meeting is considered non-routine. As a result, no broker will be permitted to vote your shares at the E*TRADE special meeting without receiving instructions from you. A so-called “broker non-vote” results when banks, brokers and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares.

Therefore, if you are an E*TRADE stockholder whose shares of common stock are held in street name and you do not instruct your broker, bank or other nominee on how to vote your shares:

●	your broker, bank or other nominee may not vote your shares on the merger agreement proposal, which will have the same effect as a vote “AGAINST” such proposal;

●	your broker, bank or other nominee may not vote your shares on the advisory compensation proposal, which will have no effect on the vote count for such proposal; and

●	your broker, bank or other nominee may not vote your shares on the adjournment proposal, which will have no effect on the vote count for such proposal.

Additional information on voting procedures can be found under “The E*TRADE Special Meeting” beginning on page 48 of this proxy statement/prospectus.

Q: What do I do if I am an E*TRADE stockholder and I want to revoke my proxy?

A: Stockholders of record may revoke their proxies at any time before their shares of common stock are voted by proxy at the E*TRADE special meeting in any of the following ways:

●

sending a written notice of revocation to E*TRADE at 671 North Glebe Road, Ballston Tower, Arlington, VA 22203, Attention: Investor Relations, which notice must be received before shares are voted at the E*TRADE special meeting;

●

properly submitting a new, later-dated, proxy card which must be received before shares are voted at the E*TRADE special meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

●

submitting a proxy via the Internet or by telephone at a later date, which must be received by 11:59 p.m. Eastern Time on [●] (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

●

attending the E*TRADE special meeting and voting at the E*TRADE special meeting. Attendance at the E*TRADE special meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

Beneficial owners of E*TRADE common stock may change their voting instruction by submitting new voting instructions to the brokers, banks or other nominees that hold their shares of record or by following the instructions for voting set forth on the voting instruction form with a 16-digit control number provided by their brokers, banks or other nominees and voting at the E*TRADE special meeting.

Additional information can be found under “The E*TRADE Special Meeting” beginning on page 48 of this proxy statement/prospectus.

Q: What happens if I sell or otherwise transfer my shares of E*TRADE common stock before the E*TRADE special meeting?

A: The record date for holders of E*TRADE common stock entitled to vote at the E*TRADE special meeting is [●], which is earlier than the date of the E*TRADE special meeting. If you sell or otherwise transfer your shares after the record date but before the E*TRADE special meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your shares and each of you notifies E*TRADE in writing of such special arrangements, you will retain your right to vote such shares at the E*TRADE special meeting but will otherwise transfer ownership of your shares of E*TRADE common stock.

Q: What happens if I sell or otherwise transfer my shares of E*TRADE common stock before the completion of the Merger?

A: Only holders of shares of E*TRADE common stock at the effective time will become entitled to receive the Common Merger Consideration. If you sell your shares of E*TRADE common stock prior to the completion of the Merger, you will not become entitled to receive the Common Merger Consideration by virtue of the Merger.

Q: Do any of the officers or directors of E*TRADE have interests in the Merger that may differ from or be in addition to my interests as an E*TRADE stockholder?

A: In considering the recommendation of the E*TRADE board of directors that E*TRADE stockholders vote to approve the merger agreement proposal, to approve the advisory compensation proposal and to approve the adjournment proposal, E*TRADE stockholders should be aware that some of E*TRADE’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of E*TRADE stockholders generally. These interests may include, among others:

●

the treatment of outstanding equity awards described in the section entitled “The Merger Agreement—Treatment and Quantification of E*TRADE Equity Awards” beginning on page 121 of this proxy statement/prospectus;

●

the entitlement of an E*TRADE executive officer to receive certain severance benefits under his or her employment agreement upon a termination of employment by E*TRADE without cause, or a resignation by the executive officer for good reason, in either case, during the period commencing on the date of the first public announcement of a definitive agreement that would result in a change in control and ending on the one year anniversary of the consummation of a change in control;

●	the entitlement of certain E*TRADE executive officers to cash-based success bonuses and/or indemnification for any “golden parachute” excise tax that may be imposed under Section 4999 of the Code;

●	continued employment of E*TRADE’s executive officers with, or service by an E*TRADE director on the board of, Morgan Stanley; and

●	continued indemnification and directors’ and officers’ liability insurance.

The E*TRADE board of directors was aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and the transactions contemplated thereby, in approving the Merger and in recommending the adoption of the merger agreement and the approval of the advisory compensation proposal and the adjournment proposal.

For more information and quantification of these interests, see “Interests of E*TRADE’s Directors and Executive Officers in the Merger” beginning on page 120 of this proxy statement/prospectus.

Q: Where can I find voting results of the E*TRADE special meeting?

A: E*TRADE intends to announce preliminary voting results at the E*TRADE special meeting and publish the final results in a Current Report on Form 8-K that will be filed with the SEC following the E*TRADE special meeting. All reports that E*TRADE and Morgan Stanley file with the SEC are publicly available when filed. See “Where You Can Find More Information” beginning on page 163 of this proxy statement/prospectus.

Q: Do E*TRADE stockholders have dissenters’ or appraisal rights?

A: E*TRADE stockholders are not entitled to dissenters’ or appraisal rights in connection with the Merger. See “The Merger—No Dissenters’ or Appraisal Rights” beginning on page 91 of this proxy statement/prospectus.

Q: How can I find more information about Morgan Stanley and E*TRADE?

A: You can find more information about Morgan Stanley and E*TRADE from various sources described in “Where You Can Find More Information” beginning on page 163 of this proxy statement/prospectus.

Q: Who can answer any questions I may have about the E*TRADE special meeting, the Merger or the transactions contemplated by the merger agreement?

A: If you have any questions about the E*TRADE special meeting, the Merger or the other transactions contemplated by the merger agreement or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or documents incorporated by reference herein, the enclosed proxy card or voting instructions, you should contact E*TRADE or E*TRADE’s proxy solicitor:

E*TRADE Financial Corporation
671 North Glebe Road, Ballston Tower
Arlington, VA 22203
Attention: Investor Relations
(646) 521-4340

or

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders May Call Toll-Free: (888) 750-5834
Banks & Brokers May Call Collect: (212) 750- 5833

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. You are urged to read carefully the entire proxy statement/prospectus and the other documents referred to or incorporated by reference into this proxy statement/prospectus in order to fully understand the merger agreement and the Merger. See “Where You Can Find More Information” beginning on page 163 of this proxy statement/prospectus. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

THE COMPANIES (SEE PAGE 47)

Morgan Stanley

Morgan Stanley is a global financial services firm that maintains significant market positions in each of its business segments-Institutional Securities, Wealth Management and Investment Management. Morgan Stanley, through its subsidiaries and affiliates, provides a wide variety of products and services to a large and diversified group of clients and customers, including corporations, governments, financial institutions and individuals. Unless the context otherwise requires, the terms “Morgan Stanley” or the “Firm” mean Morgan Stanley together with its consolidated subsidiaries.

A description of the clients and principal products and services of each of Morgan Stanley’s business segments is as follows:

●	Institutional Securities provides investment banking, sales and trading, lending and other services to corporations, governments, financial institutions and high to ultra-high net worth clients. Investment banking services consist of capital raising and financial advisory services, including services relating to the underwriting of debt, equity and other securities, as well as advice on mergers and acquisitions, restructurings, real estate and project finance. Sales and trading services include sales, financing, prime brokerage and market making activities in equity and fixed income products, including foreign exchange and commodities. Lending activities include originating corporate loans and commercial real estate loans, providing secured lending facilities, and extending financing to sales and trading customers. Other activities include Asia wealth management services, investments and research.

●	Wealth Management provides a comprehensive array of financial services and solutions to individual investors and small to medium sized businesses and institutions covering: brokerage and investment advisory services; financial and wealth planning services; stock plan administration services; annuity and insurance products; securities based lending, residential real estate loans and other lending products; banking; and retirement plan services.

●	Investment Management provides investment strategies and products that span geographies, asset classes, and public and private markets to a diverse group of clients across institutional and intermediary channels. Strategies and products, which are offered through a variety of investment vehicles, include equity, fixed income, liquidity and alternative/other products. Institutional clients include defined benefit/defined contribution plans, foundations, endowments, government entities, sovereign wealth funds, insurance companies, third-party fund sponsors and corporations. Individual clients are generally served through intermediaries, including affiliated and non-affiliated distributors.

Morgan Stanley’s significant regulated U.S. and international subsidiaries include:

●	Morgan Stanley & Co. LLC, registered broker-dealer;
●	Morgan Stanley Smith Barney LLC, registered broker-dealer and investment adviser;
●	Morgan Stanley Bank, N.A. and Morgan Stanley Private Bank, National Association, principal U.S. banking entities;
●	Morgan Stanley & Co. International plc, principal U.K. broker-dealer; and

●	Morgan Stanley MUFG Securities Co., Ltd., a joint venture company in Japan formed by Morgan Stanley and Mitsubishi UFJ Financial Group, Inc. (“MUFG”), in which Morgan Stanley owns a 40% economic interest and MUFG owns the other 60% economic interest.

Morgan Stanley was originally incorporated under the laws of the State of Delaware on October 1, 1981, and its predecessor companies date back to 1924. Morgan Stanley common stock is traded on the NYSE under the symbol “MS.”

The principal executive offices of Morgan Stanley are located at 1585 Broadway, New York, New York 10036; its telephone number is (212) 761-4000; and its website is www.morganstanley.com.

Based on share ownership of Morgan Stanley that MUFG has disclosed in its filings with the SEC, as of March 23, 2020, MUFG beneficially owned approximately 24% of the outstanding shares of common stock of Morgan Stanley.

This proxy statement/prospectus incorporates important business and financial information about Morgan Stanley from other documents that are not included in or delivered with this proxy statement/prospectus. For a list of the documents that are incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 163 of this proxy statement/prospectus.

E*TRADE Financial Corporation

E*TRADE and its subsidiaries provide financial services including brokerage and banking products and services to traders, investors, stock plan administrators and participants, and registered investment advisers (“RIAs”). Securities products and services are offered by E*TRADE Securities LLC (Member FINRA/SIPC). Commodity futures and options on futures products and services are offered by E*TRADE Futures LLC (Member NFA). Managed Account Solutions are offered through E*TRADE Capital Management, LLC, a registered investment adviser. Bank products and services are offered by E*TRADE Bank, and RIA custody solutions are offered by E*TRADE Savings Bank, both of which are federal savings banks (Members FDIC). Employee stock and student loan benefit plan solutions are offered by E*TRADE Financial Corporate Services, Inc.

E*TRADE common stock is traded on the Nasdaq under the symbol “ETFC.” Following the Merger, E*TRADE common stock will be delisted from the Nasdaq.

The principal executive offices of E*TRADE are located at 671 North Glebe Road, Ballston Tower, 15th Floor, Arlington, VA 22203-2120.

Additional information about E*TRADE and its subsidiaries are included in documents incorporated by reference into this proxy statement/prospectus. For a list of the documents that are incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 163 of this proxy statement/prospectus.

Moon-Eagle Merger Sub, Inc.

Merger Sub is a wholly owned subsidiary of Morgan Stanley. Merger Sub was formed solely for the purpose of completing the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger.

Merger Sub was incorporated in the State of Delaware on February 14, 2020. The principal executive offices of Merger Sub are located at 1585 Broadway, New York, New York 10036, and its telephone number is (212) 761-4000.

Moon-Eagle Merger Sub II, LLC

Second Merger Sub is a wholly owned subsidiary of Morgan Stanley. Second Merger Sub was formed solely for the purpose of completing the Mergers. Second Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Mergers.

Second Merger Sub was incorporated in the State of Delaware on February 24, 2020. The principal executive offices of Second Merger Sub are located at 1585 Broadway, New York, New York 10036, and its telephone number is (212) 761-4000.

THE MERGER (SEE PAGE 56)

Morgan Stanley, Merger Sub and E*TRADE have entered into the merger agreement. Subject to the terms and conditions of the merger agreement and in accordance with applicable law, in the Merger, Merger Sub will be merged with and into E*TRADE, with E*TRADE continuing as the surviving corporation. Following completion of the Merger, E*TRADE will be a wholly owned subsidiary of Morgan Stanley. Immediately following the Merger, and as part of an integrated transaction with the Merger, in the Second Merger, E*TRADE will merge with and into Second Merger Sub, with Second Merger Sub continuing as the surviving entity. Following completion of the Second Merger, Second Merger Sub will be a wholly owned subsidiary of Morgan Stanley. In connection with the Merger, E*TRADE stock will be delisted from the Nasdaq and deregistered under the Exchange Act.

A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus. You should read the merger agreement carefully because it is the legal document that governs the Merger.

THE E*TRADE SPECIAL MEETING (SEE PAGE 48)

Date, Time and Place of the E*TRADE Special Meeting. Due to concerns regarding COVID-19 and to assist in protecting the health and well-being of our stockholders and employees, the E*TRADE special meeting will be held exclusively in a virtual format to provide a consistent experience to all stockholders regardless of location, on [●] at [●] [a.m.] Eastern Time. We have adopted a virtual format for the E*TRADE special meeting to make participation accessible for stockholders from any geographic location with Internet connectivity. We designed the format of the E*TRADE special meeting to ensure that our stockholders who attend the E*TRADE special meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting. You are entitled to attend and participate in the E*TRADE special meeting only if you were a stockholder of record as of the close on [●], 2020, the record date for the E*TRADE special meeting, or hold a valid proxy of such a stockholder for the E*TRADE special meeting. To be admitted to the E*TRADE special meeting at [www.virtualshareholdermeeting.com/[●]], you must enter the 16-digit control number found on your proxy card or voting instruction form. Please note that you will not be able to attend the virtual E*TRADE special meeting in person. At the E*TRADE special meeting, stockholders will be asked to consider and vote on the following:

●	to adopt the merger agreement;
●	to approve, on an advisory (non-binding) basis, certain compensation that may be paid or become payable to E*TRADE’s named executive officers in connection with the Merger; and
●	to adjourn the E*TRADE special meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger agreement proposal.

Record Date. The record date for the determination of stockholders entitled to receive notice of and to vote at the E*TRADE special meeting is [●], 2020. Only E*TRADE stockholders who held shares of common stock of E*TRADE of record at the close of business on [●], 2020 are entitled to vote at the E*TRADE special meeting and any adjournment or postponement of the E*TRADE special meeting.

Outstanding Shares as of Record Date. As of the close of business on the record date, there were [●] shares of E*TRADE common stock outstanding, held by [●] holders of record.

Quorum. A quorum is necessary to conduct business at the E*TRADE special meeting. A quorum requires the presence at the E*TRADE special meeting, by attending the E*TRADE special meeting via the E*TRADE meeting website or being represented by proxy, of a majority of the outstanding shares of E*TRADE common stock entitled to vote on each matter considered at the E*TRADE special meeting. For purposes of determining whether there is a quorum, all shares that are present will count towards the quorum, which will include proxies received but marked as abstentions and will exclude broker non-votes. Broker non-votes occur when a beneficial owner holding shares in “street name” does not instruct the broker, bank or other nominee that is the record owner of such stockholder’s shares on how to vote those shares on a particular proposal.

Required Vote. To adopt the merger agreement proposal, the affirmative vote, attending the E*TRADE special meeting via the E*TRADE meeting website or by proxy, of holders of a majority of the outstanding shares of E*TRADE common stock on the record date and entitled to vote thereon is required. The required vote on the merger agreement proposal is based on the number of outstanding shares—not the number of shares actually voted. The failure of any E*TRADE stockholder to submit a vote (i.e., by not submitting a proxy and not voting at the E*TRADE special meeting) and any abstention from voting by an E*TRADE stockholder will have the same effect as a vote against the merger agreement proposal.

To approve, on an advisory (non-binding) basis, the advisory compensation proposal, the affirmative vote of the majority of the voting power present via the E*TRADE meeting website or represented by proxy and entitled to vote on the advisory compensation proposal at the E*TRADE special meeting at which a quorum is present is required.

To approve the adjournment proposal, the affirmative vote of the majority of the voting power present at the E*TRADE special meeting via the E*TRADE meeting website or by proxy and entitled to vote on the adjournment proposal at the E*TRADE special meeting, whether or not a quorum is present, is required.

Share Ownership and Voting by E*TRADE’s Directors and Executive Officers. At the close of business on the record date for the E*TRADE special meeting, E*TRADE’s directors and executive officers had the right to vote approximately [●] shares of the then-outstanding E*TRADE common stock at the E*TRADE special meeting, collectively representing approximately less than [●]% of the E*TRADE common stock outstanding and entitled to vote on that date. We currently expect that E*TRADE’s directors and executive officers will vote their shares “FOR” Proposal 1 (the merger agreement proposal), “FOR” Proposal 2 (the advisory compensation proposal) and “FOR” Proposal 3 (the adjournment proposal), although they have no obligation to do so.

WHAT E*TRADE STOCKHOLDERS WILL RECEIVE IN THE MERGER (SEE PAGE 95)

If the Merger is completed, E*TRADE stockholders will be entitled to receive, (i) in exchange for each share of E*TRADE common stock that they own immediately prior to the Merger (except for excluded shares, which will be cancelled without consideration), 1.0432 shares of Morgan Stanley common stock, and cash payable in lieu of any fractional shares as described below; (ii) in exchange for each share of E*TRADE’s Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A (“E*TRADE Series A Preferred Stock”) or E*TRADE’s Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B (“E*TRADE Series B Preferred Stock”) outstanding immediately prior to the effective time of the Merger (except for excluded shares, which will be cancelled without consideration), one share of a newly created series of Morgan Stanley’s Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series M (all shares of such newly created series, the “New Morgan Stanley Replacement Series A Preferred Stock”) or a newly created series of Morgan Stanley’s Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series N (all shares of such newly created series, the “New Morgan Stanley Replacement Series B Preferred Stock”), as applicable, having the terms set forth in the merger agreement and described under “Description of Morgan Stanley Capital Stock—New Morgan Stanley Preferred Stock to Be Issued in the Merger” beginning on page 134 of this proxy statement/prospectus.

No fractional shares of Morgan Stanley stock will be issued to any holder of shares of E*TRADE stock upon completion of the Merger. Instead, all fractional shares of Morgan Stanley stock that a holder of shares of E*TRADE stock would otherwise be entitled to receive as a result of the Merger will be aggregated and, if a fractional share results from such aggregation, such holder will be entitled to receive, in lieu of such fractional share, an amount in cash determined by multiplying the fraction of the applicable share of Morgan Stanley stock to which such holder would otherwise have been entitled by the closing price of such applicable share of Morgan Stanley stock on the NYSE on the last trading day preceding the date of completion of Merger. No interest will be paid or accrued on cash payable in lieu of fractional shares of Morgan Stanley stock.

Example: If you own 100 shares of E*TRADE common stock at the time the Merger is completed, you will be entitled to receive 104 shares of Morgan Stanley common stock. In addition, you will be entitled to receive an amount of cash equal to 0.32 of a share of Morgan Stanley common stock multiplied by the closing price of such applicable share of Morgan Stanley stock on the NYSE on the last trading day preceding the date of completion of Merger.

The ratio of 1.0432 shares of Morgan Stanley common stock for each share of E*TRADE common stock (the “exchange ratio”) is fixed, which means that it will not change between now and the date of the Merger, regardless of whether the market price of shares of either Morgan Stanley common stock or E*TRADE common stock changes. Therefore, the value of the Common Merger Consideration will depend on the Morgan Stanley closing price at the time E*TRADE stockholders receive shares of Morgan Stanley common stock in connection with the Merger. Based on the closing price of a share of Morgan Stanley common stock on the NYSE of $56.31 on February 19, 2020, the last trading day prior to public announcement of the Merger by Morgan Stanley and E*TRADE, the Common Merger Consideration represented approximately $58.74 in implied value for each share of E*TRADE common stock. Based on the closing price of a share of Morgan Stanley common stock on the NYSE of $[●] on [●], 2020, the most recent practicable trading day prior to the date of this proxy statement/prospectus, the Common Merger Consideration represented approximately $[●] in implied value for each share of E*TRADE common stock. Because Morgan Stanley will issue a fixed number of Morgan Stanley common shares in exchange for each share of E*TRADE common stock, the value of the Common Merger Consideration that E*TRADE stockholders will receive in the Merger will depend on the market price of Morgan Stanley common stock at the time the Merger is completed. The market price of Morgan Stanley common stock when E*TRADE stockholders receive those shares after the Merger is completed could be greater than, less than or the same as the market price of shares of Morgan Stanley common stock on the date of this proxy statement/prospectus or at the time of the E*TRADE special meeting.

NO DISSENTERS’ OR APPRAISAL RIGHTS (SEE PAGE 91)

E*TRADE stockholders are not entitled to dissenters’ or appraisal rights in connection with the Merger.

TREATMENT OF E*TRADE EQUITY AWARDS (SEE PAGE 97)

Upon the completion of the Merger, each outstanding E*TRADE restricted stock unit award that is eligible to vest solely based on continued service (“E*TRADE RSU Award”), restricted stock unit award that is eligible to vest based on the achievement of performance goals (“E*TRADE PSU Award”), restricted stock award made to directors of E*TRADE (“E*TRADE Restricted Stock Award”) and deferred restricted stock unit award made to directors of E*TRADE (“E*TRADE Director Deferred RSU Award”) will vest (if unvested) and be cancelled and converted into the right to receive the Common Merger Consideration as if such award (including any shares of E*TRADE common stock in respect of dividend equivalent units credited thereon) had been settled in shares of E*TRADE common stock immediately prior to the effective time. In the case of E*TRADE RSU Awards that are eligible to vest based on the achievement of performance goals, (i) with respect to any performance periods that are completed on or before the effective time, each such award will vest at the greater of the target or actual level of performance, as determined by the board of directors of E*TRADE or a committee thereof prior to the effective time and (ii) with respect to any performance periods that are not completed on or before the effective time, each such award will vest at the target level of performance. Additionally, in the event the Merger has not been completed by January 1, 2021 and E*TRADE grants additional equity awards after such date and prior to the completion of the Merger in accordance with the merger agreement, upon the completion of the Merger such additional equity awards will not vest but will instead be converted into equivalent equity awards of Morgan Stanley (taking into account the exchange ratio) on the same terms and conditions (including applicable vesting provisions) as applicable to each such equity award immediately prior to completion of the Merger.

RECOMMENDATION OF THE E*TRADE BOARD OF DIRECTORS (SEE PAGE 64)

The E*TRADE board of directors unanimously recommends that E*TRADE stockholders vote “FOR” the merger agreement proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.

In the course of reaching its decision for E*TRADE to enter into the merger agreement and effect the Merger, the E*TRADE board of directors considered a number of factors in its deliberations. For a more complete discussion of these factors, see “The Merger—E*TRADE’s Reasons for the Merger; Recommendation of the E*TRADE Board of Directors” beginning on page 64 of this proxy statement/prospectus.

OPINIONS OF E*TRADE’S FINANCIAL ADVISORS (SEE PAGE 73)

Opinion of J.P. Morgan Securities LLC

Pursuant to an engagement letter between E*TRADE and J.P. Morgan Securities LLC (“J.P. Morgan”), E*TRADE retained J.P. Morgan as its financial advisor in connection with the proposed Merger.

At a meeting of the E*TRADE board of directors held on February 19, 2020, J.P. Morgan rendered its oral opinion to the E*TRADE board of directors, subsequently confirmed by delivery of J.P. Morgan’s written opinion to the E*TRADE board of directors, dated February 19, 2020, that, as of such date, and based upon and subject to the factors and assumptions set forth in its written opinion, the exchange ratio in the proposed Merger was fair, from a financial point of view, to holders of E*TRADE common stock.

The full text of the written opinion of J.P. Morgan, dated February 19, 2020, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this proxy statement/ prospectus is qualified in its entirety by reference to the full text of such opinion. E*TRADE’s stockholders are urged to read the written opinion in its entirety. J.P. Morgan’s written opinion was addressed to the E*TRADE board of directors (in its capacity as such) in connection with and for the purposes of its evaluation of the exchange ratio in the proposed Merger, was directed only to the exchange ratio in the proposed Merger and did not address any other aspect of the proposed Merger. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the proposed Merger to the holders of any other class of securities, creditors or other constituencies of E*TRADE, or as to the underlying decision by E*TRADE to engage in the proposed Merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any holder of shares of E*TRADE common stock as to how such stockholder should vote with respect to the proposed Merger or any other matter.

For more information, see “The Merger—Opinions of E*TRADE’s Financial Advisors—Opinion of J.P. Morgan Securities LLC” beginning on page 73 of this proxy statement/prospectus and Annex B to this proxy statement/prospectus.

Opinion of Ardea Partners LP

Pursuant to an engagement letter between E*TRADE and Ardea Partners LP (“Ardea”), E*TRADE retained Ardea as its financial advisor in connection with the proposed Merger.

At a meeting of the E*TRADE board of directors held on February 19, 2020, representatives of Ardea rendered to the E*TRADE board of directors Ardea’s oral opinion, subsequently confirmed in a written opinion dated February 20, 2020 and delivered to the E*TRADE board of directors, to the effect that, as of the date of Ardea’s written opinion, and based upon and subject to the factors and assumptions set forth in Ardea’s written opinion, the exchange ratio set forth in the merger agreement was fair from a financial point of view to the holders of shares of E*TRADE common stock.

The full text of the written opinion of Ardea, dated February 20, 2020, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in connection with the opinion, is attached to this proxy statement/prospectus as Annex C. The summary of the Ardea opinion contained in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Ardea’s written opinion. Ardea’s advisory services and opinion were provided for the information and assistance of the E*TRADE board of directors in connection with its consideration of the proposed Merger and Ardea’s opinion does not constitute a recommendation as to how any holder of shares of E*TRADE common stock should vote with respect to the proposed Merger or any other matter.

For more information, see “The Merger—Opinions of E*TRADE’s Financial Advisors—Opinion of Ardea Partners LP” beginning on page 82 of this proxy statement/prospectus and Annex C to this proxy statement/prospectus.

OWNERSHIP OF SHARES OF MORGAN STANLEY COMMON STOCK AFTER THE MERGER

Based on the number of shares of E*TRADE common stock and the E*TRADE equity awards outstanding as of the E*TRADE record date for the E*TRADE special meeting, Morgan Stanley estimates that it will issue approximately [●] shares of Morgan Stanley common stock pursuant to the merger agreement, provided that Morgan Stanley may be required to reserve additional shares of Morgan Stanley common stock for issuance if the Merger is not completed as of January 1, 2021 and certain E*TRADE equity awards are required to be converted into equity awards of Morgan Stanley pursuant to the merger agreement. The actual number of shares of Morgan Stanley common stock to be issued and reserved for issuance in connection with the Merger will be determined at completion of the Merger based on the exchange ratio and the number of shares of E*TRADE common stock and the E*TRADE equity awards outstanding at that time. Based upon the estimated number of shares of common stock as well as the outstanding equity awards of the parties that are expected to be outstanding immediately prior to the consummation of the Merger, we estimate that, as of immediately following completion of the Merger, holders of Morgan Stanley common stock as of immediately prior to the Merger will hold approximately 87% and holders of E*TRADE common stock as of immediately prior to the Merger will hold approximately 13% of the outstanding shares of Morgan Stanley common stock (or, on a fully diluted basis, holders of Morgan Stanley common stock as of immediately prior to the Merger will hold approximately 88% and holders of E*TRADE common stock as of immediately prior to the Merger will hold approximately 12% of the shares of Morgan Stanley common stock).

INTERESTS OF E*TRADE’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER (SEE PAGE 120)

Non-employee directors and executive officers of E*TRADE have certain interests in the Merger that may be different from or in addition to the interests of E*TRADE stockholders generally. These interests include, among others, the accelerated vesting of outstanding equity awards pursuant to the merger agreement, potential severance benefits and other payments and rights to ongoing indemnification and insurance coverage. The E*TRADE board of directors was aware of and considered those interests, among other matters, in reaching its unanimous decisions to (i) approve the Merger and the other transactions contemplated by the merger agreement, (ii) declare the merger agreement and the transactions contemplated by the merger agreement as advisable and fair to, and in the best interests of, E*TRADE and E*TRADE’s stockholders, and (iii) resolve to recommend the approval and adoption of the merger agreement to E*TRADE stockholders. See “Interests of E*TRADE’s Directors and Executive Officers in the Merger” beginning on page 120 of this proxy statement/prospectus for a more detailed description of these interests.

LISTING OF SHARES OF MORGAN STANLEY COMMON STOCK AND DELISTING AND DEREGISTRATION OF E*TRADE COMMON STOCK (SEE PAGE 92)

Application will be made to have the shares of Morgan Stanley common stock to be issued in the Merger approved for listing on the NYSE, where shares of Morgan Stanley common stock are currently traded. If the Merger is completed, shares of E*TRADE stock will no longer be listed on the Nasdaq and will be deregistered under the Exchange Act.

COMPLETION OF THE MERGER IS SUBJECT TO CERTAIN CONDITIONS (SEE PAGE 98)

As more fully described in this proxy statement/prospectus and in the merger agreement, the obligation of each of Morgan Stanley, E*TRADE and Merger Sub to complete the Merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver (provided that the condition in the first bullet below may not be waived)) of a number of conditions, including the following:

●	the affirmative vote of the holders of a majority of the shares of E*TRADE common stock outstanding and entitled to vote at the E*TRADE special meeting approving and adopting the merger agreement;

●	absence of (x) any applicable law or order preventing or making illegal the consummation of the Merger or any of the other transactions contemplated by the merger agreement and (y) any litigation or similar legal action by any governmental authority (in any jurisdiction in which Morgan Stanley, E*TRADE or any of their respective subsidiaries conducts material operations) seeking to prohibit or restrain the Merger;

●	effectiveness of the registration statement for the shares of Morgan Stanley stock being issued in the Merger (of which this proxy statement/prospectus forms a part) and the absence of any stop order suspending that effectiveness or any pending proceedings for that purpose;

●	approval for the listing on the NYSE of the shares of Morgan Stanley common stock to be issued in the Merger, subject to official notice of issuance;

●	accuracy of the representations and warranties made in the merger agreement by, in the case of Morgan Stanley and Merger Sub’s obligations to complete the Merger, E*TRADE and, in the case of E*TRADE’s obligation to complete the Merger, Morgan Stanley, in each case, as of the date of the merger agreement and as of the date of completion of the Merger, subject to certain materiality thresholds;

●	performance in all material respects by, in the case of Morgan Stanley and Merger Sub’s obligations to complete the Merger, E*TRADE and, in the case of E*TRADE’s obligation to complete the Merger, Morgan Stanley and Merger Sub, of the obligations required to be performed by it at or prior to the effective time of the Merger;

●	the absence since the date of the merger agreement of a material adverse effect on, in the case of Morgan Stanley and Merger Sub’s obligations to complete the Merger, E*TRADE and, in the case of E*TRADE’s obligation to complete the Merger, Morgan Stanley (see “The Merger Agreement—Definition of ‘Material Adverse Effect’” beginning on page 101 of this proxy statement/prospectus for the definition of material adverse effect);

●	receipt of a certificate signed by an executive officer of, in the case of Morgan Stanley and Merger Sub’s obligations to complete the Merger, E*TRADE and, in the case of E*TRADE’s obligation to complete the Merger, Morgan Stanley, as to the satisfaction of the conditions described in the preceding three bullets; and

●	(i) the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act and (ii) certain governmental filings and/or approvals (as described under “The Merger—Regulatory Approvals Required for the Merger” beginning on page 88 of this proxy statement/prospectus) having been made, obtained or received (or the waiting periods with respect thereto having expired or been terminated), as applicable (in the case of Morgan Stanley and Merger Sub’s obligations to complete the Merger, without the imposition of a Burdensome Condition (see “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 109 of this proxy statement/prospectus for the definition of Burdensome Condition)) and there being no pending litigation or similar legal action by any governmental authority seeking to impose a Burdensome Condition).

Morgan Stanley and E*TRADE cannot be certain when, or if, the conditions to the Merger will be satisfied (or, to the extent permitted by law, waived), or that the Merger will be completed.

THE MERGER MAY NOT BE COMPLETED WITHOUT ALL REQUIRED REGULATORY APPROVALS (SEE PAGE 88)

Completion of the Merger is conditioned upon the receipt of certain governmental clearances or approvals, including, but not limited to, the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act and certain other governmental consents and approvals.

The process for obtaining the requisite regulatory approvals for the Merger is ongoing.

Under the HSR Act, certain transactions, including the Merger, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file a pre-merger notification (the “HSR notifications”) with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “DOJ”). A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-day waiting period following the parties’ filings of their respective HSR notifications or the termination of that waiting period. If the DOJ or FTC issues a Request for Additional Information and Documentary Material (a “second request”) prior to the expiration of this initial 30-day waiting period, the transaction cannot close until the parties observe a second 30-day waiting period, which would begin to run only after both parties have substantially complied with the second request, unless such second waiting period is terminated earlier. The parties’ HSR notifications were filed with the FTC and the DOJ on March 11, 2020, and the waiting period with respect to such HSR notifications expired on April 10, 2020 at 11:59 p.m. Eastern Time.

Completion of the Merger is further conditioned on, among other things, (i) receipt of required approvals, if any, by the Board of the Governors of the Federal Reserve System (the “Federal Reserve Board”) under Sections 4(j) and 4(k)(6)(B)(ii) of the Bank Holding Company Act (the “BHC Act”) and Section 163(b) of Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), and by the Office of the Comptroller of the Currency (the “OCC”) under the Change in Bank Control Act (the “CIBC Act”), (ii) submission by E*TRADE Securities LLC of an application pursuant to FINRA Rule 1017 seeking FINRA’s approval of the change of ownership or control of E*TRADE Securities LLC and FINRA’s approval thereof, (iii) submission by E*TRADE Securities LLC and other applicable E*TRADE entities to the Depository Trust & Clearing Corporation (“DTCC”), on behalf of each of the Depository Trust Company (“DTC”), the National Securities Clearing Corporation (“NSCC”) and the Fixed Income Clearing Corporation (“FICC”), of written notification regarding the change of ownership and control of E*TRADE Securities LLC and such other applicable E*TRADE entities contemplated by the merger agreement and the transactions thereunder consistent with the requirements of the rules of each of DTC, NSCC and FICC, (iv) at least 30 days prior to the completion of the Merger, submission by E*TRADE Securities LLC and E*TRADE Futures LLC of written notification regarding the change of ownership and control of each such entity to any self-regulatory organization of which it is a member and to each state or other U.S. jurisdiction in which it is registered to act as a broker-dealer and (v) receipt of any other necessary consents, approvals or clearances that are required under applicable law in order to consummate the transactions contemplated by the merger agreement from any governmental authority in any jurisdiction in which Morgan Stanley or E*TRADE (together with their respective subsidiaries) conduct material operations.

Morgan Stanley and E*TRADE have agreed in the merger agreement to use their respective reasonable best efforts, subject to certain limitations, to make the required governmental filings or obtain the required governmental authorizations, as the case may be. However, Morgan Stanley’s obligation to use reasonable best efforts to obtain regulatory approvals required to complete the Merger does not require Morgan Stanley to:

●	propose, negotiate, commit to or effect, by consent decree, hold separate orders or otherwise, the sale, divesture, disposition, or license of any assets, properties, products, rights, services or businesses of Morgan Stanley, E*TRADE or any of their respective subsidiaries or any of Morgan Stanley’s affiliates, or any interest therein, or agree to any other structural or conduct remedy, except with respect to the wealth management business of Morgan Stanley, E*TRADE, and their respective subsidiaries; or

●	otherwise take or commit to take any actions that would limit Morgan Stanley’s, E*TRADE’s or any of their respective subsidiaries’ or any of Morgan Stanley’s affiliates’ freedom of action with respect to, or its or their ability to retain any of their respective assets, properties, products, rights, services or businesses, or any interest or interests therein, except with respect to the wealth management business of Morgan Stanley, E*TRADE, and their respective subsidiaries.

With respect to each of the two bullets above, the merger agreement further provides that Morgan Stanley is only required to take the applicable action with respect to the wealth management business of Morgan Stanley, E*TRADE and their respective subsidiaries if such action (A) does not relate to any share plan administration or corporate services business (including Morgan Stanley’s “Shareworks by Morgan Stanley” business) and (B) would not otherwise reasonably be expected to materially and adversely affect the combined wealth management businesses of Morgan Stanley and its subsidiaries (including the Surviving Corporation), taken as a whole (after giving effect to the Merger).

In addition, Morgan Stanley’s obligation to use reasonable best efforts to obtain regulatory approvals required to complete the Merger includes an obligation to use reasonable best efforts to defend against litigation commenced by any governmental authority challenging the transactions contemplated by the merger agreement, but does not require Morgan Stanley to commence any litigation against any governmental authority.

These requirements are described in more detail under “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 109 of this proxy statement/prospectus.

The regulatory approvals required for completion of the Merger are further described under “The Merger—Regulatory Approvals Required for the Merger” beginning on page 88 of this proxy statement/prospectus.

NO SOLICITATION BY E*TRADE (SEE PAGE 106)

As more fully described in this proxy statement/prospectus and in the merger agreement, and subject to the exceptions described below, E*TRADE has agreed not to, and to cause its subsidiaries and its and its subsidiaries’ representatives not to, directly or indirectly, among other things: (i) solicit, initiate or take any action to knowingly facilitate or knowingly encourage the submission of any Company Acquisition Proposal (as defined under “The Merger Agreement—No Solicitation” beginning on page 106 of this proxy statement/prospectus), (ii) enter into or participate in any discussions or negotiations regarding any such proposal, (iii) furnish any nonpublic information relating to E*TRADE or any of its subsidiaries to, otherwise knowingly cooperate in any way with, or knowingly assist, participate in, facilitate or knowingly encourage any effort by, any third party that E*TRADE knows, or should reasonably be expected to know, is seeking to make, or has made, a Company Acquisition Proposal, (iv) except as described below, (x) fail to make, or withdraw or qualify, amend or modify in a manner adverse to Morgan

Stanley the recommendation of E*TRADE’s board of directors that E*TRADE’s stockholders vote in favor of the approval and adoption of the merger agreement, (y) fail to make, or to include in this proxy statement/prospectus, the recommendation of E*TRADE’s board of directors that E*TRADE’s stockholders vote in favor of the approval and adoption of the merger agreement, as applicable or (z) recommend, adopt or approve a Company Acquisition Proposal, (v) take any action to make any Delaware anti-takeover laws inapplicable to any third party or Company Acquisition Proposal or (vi) fail to enforce or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of E*TRADE or any of its subsidiaries. The merger agreement provides that any breach (or willful breach, as applicable) of the foregoing obligations by E*TRADE’s subsidiaries or E*TRADE’s or its subsidiaries’ representatives shall be deemed to be a breach (or willful breach, as applicable) of such obligations by E*TRADE.

Notwithstanding the foregoing, if at any time prior to the approval and adoption of the merger agreement by E*TRADE stockholders, the board of directors of E*TRADE receives a bona fide written Company Acquisition Proposal made after the date of the merger agreement that has not resulted from a violation of the solicitation restrictions described in the first paragraph of this section (“Summary—No Solicitation by E*TRADE” beginning on page 24 of this proxy statement/prospectus), the board of directors of E*TRADE is permitted to, subject to certain exceptions and qualifications described in the merger agreement:

●	(i) engage in negotiations or discussions with any third party that, subject to E*TRADE’s compliance with the solicitation restrictions described in the first paragraph of this section (“Summary—No Solicitation by E*TRADE” beginning on page 24 of this proxy statement/prospectus), has made, after the date of the merger agreement, an unsolicited Company Acquisition Proposal that the E*TRADE board of directors determines in good faith, after consultation with a financial advisor of nationally recognized reputation and outside legal counsel to E*TRADE, constitutes or is reasonably likely to lead to a Company Superior Proposal (as defined under “The Merger Agreement—No Solicitation” beginning on page 106 of this proxy statement/prospectus), (ii) thereafter furnish to such third party and its representatives non-public information relating to E*TRADE or any of its subsidiaries pursuant to a confidentiality agreement between E*TRADE and such third party with terms no less favorable to E*TRADE than in the confidentiality agreement between Morgan Stanley and E*TRADE, so long as all such nonpublic information (to the extent not previously provided or made available to Morgan Stanley) is provided or made available to Morgan Stanley prior to or substantially concurrently with the time it is provided or made available to such third party and (iii) following receipt of a Company Superior Proposal after the date of the merger agreement, make a Company Adverse Recommendation Change (as defined under “The Merger Agreement—No Solicitation” beginning on page 106 of this proxy statement/prospectus) and/or terminate the merger agreement in order to cause E*TRADE to enter into an alternative acquisition agreement with respect to such Company Superior Proposal; and

●	make a Company Adverse Recommendation Change involving or relating to the occurrence of a Company Intervening Event (as defined under “The Merger Agreement—No Solicitation” beginning on page 106 of this proxy statement/prospectus).

E*TRADE is only permitted to take the actions described in the two bullets above if the E*TRADE board of directors determines in good faith by majority vote, after consultation with E*TRADE’s outside legal counsel and a financial advisor of nationally recognized reputation, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law.

In addition, the E*TRADE board of directors is not permitted to take any of the actions described in the first bullet above, other than interacting with the person or entity who made a Company Acquisition Proposal and such person’s representatives solely to clarify the terms and conditions of such Company Acquisition Proposal, unless E*TRADE has delivered to Morgan Stanley written notice advising Morgan Stanley that it intends to take such action. E*TRADE must also notify Morgan Stanley promptly (but in no event later than 24 hours) after receipt by E*TRADE (or any of its representatives) of any Company Acquisition Proposal or any written request for information relating to E*TRADE or any of its subsidiaries or for access to the business, properties, assets, books or records of E*TRADE or any of its subsidiaries by any third party that to the knowledge of E*TRADE or any member of its board of directors, is considering making, is reasonably likely to make or has made a Company Acquisition Proposal. E*TRADE must also keep Morgan Stanley reasonably informed, on a reasonably current basis, of the status and details of any Company Acquisition Proposal (including any changes thereto) and must promptly (but in no event later than 24 hours after receipt) provide to Morgan Stanley copies of all material correspondence and written materials sent or provided to E*TRADE or any of its affiliates that describes any material terms or conditions of any Company Acquisition Proposal (as well as written summaries of any material oral communications addressing such matters).

In addition, the E*TRADE board of directors is not permitted to make a Company Adverse Recommendation Change and/or effect a Company Superior Proposal Termination (as defined under “The Merger Agreement—No Solicitation” beginning on page 106 of this proxy statement/prospectus) in response to a Company Superior Proposal unless (i) E*TRADE promptly notifies Morgan Stanley, in writing at least four business days before taking that action, that it intends to take that action, attaching the most current version of any proposed agreement (or a reasonably detailed summary of all material terms thereof) and the identity of the third party making such Company Superior Proposal, (ii) if requested by Morgan Stanley, E*TRADE negotiates in good faith with Morgan Stanley during such four business day period regarding any proposal to amend the terms of the merger agreement, and (iii) after such four business day period, the E*TRADE board of directors, after discussions with E*TRADE’s outside legal counsel and financial advisor, determines in good faith by majority vote, taking into account any proposal by Morgan Stanley to amend the terms of the merger agreement, that such Company Acquisition Proposal continues to constitute a Company Superior Proposal.

In addition, the E*TRADE board of directors is not permitted to make a Company Adverse Recommendation Change involving or related to a Company Intervening Event unless (i) E*TRADE has provided Morgan Stanley at least five business days prior written notice (which notice will set forth in reasonable detail a description of the Company Intervening Event and the rationale for the Company Adverse Recommendation Change) of its intention to make a Company Adverse Recommendation Change with respect to such intervening event, (ii) if requested by Morgan Stanley, E*TRADE negotiates in good faith with Morgan Stanley during such five business day period regarding any proposal to amend the terms of the merger agreement, and (iii) after such five business day period, the E*TRADE board of directors determines in good faith by majority vote, after consultation with its outside legal counsel and financial advisor, that the failure to make a Company Adverse Recommendation Change involving or related to such Company Intervening Event would be reasonably likely to be inconsistent with the board of directors’ fiduciary duties under applicable law.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 114)

The merger agreement may be terminated at any time before the completion of the Merger, whether before or after E*TRADE stockholders have approved and adopted the merger agreement, in any of the following ways:

●	by mutual written agreement of Morgan Stanley and E*TRADE;

●	by either Morgan Stanley or E*TRADE, if:

○	the Merger has not been completed on or before the initial end date (March 31, 2021) or, if all conditions to the completion of the Merger have been satisfied on the initial end date other than certain conditions relating to regulatory approvals and the initial end date is automatically extended to an extended end date (June 30, 2021), the extended end date; however, the right to terminate the merger agreement at the initial end date or the extended end date, as applicable, or to extend the initial end date will not be available to any party to the merger agreement whose breach of any provision of the merger agreement results in the failure of the Merger to be completed by such time;

○	there is in effect any applicable law, order or injunction that permanently enjoins, prevents or prohibits the completion of the Merger and, if such applicable law is an order or injunction, such applicable order or injunction has become final and non-appealable; however, the right to terminate the merger agreement as described in this bullet will not be available to any party to the merger agreement which has not complied with its obligations under the merger agreement in respect of any such applicable law;

○	E*TRADE stockholders fail to approve and adopt the merger agreement upon a vote taken on a proposal to approve and adopt the merger agreement at an E*TRADE stockholders’ meeting called for that purpose;

○	there has been a breach by the other party of any representation or warranty or failure to perform any covenant or agreement that would result in the failure of the other party to satisfy an applicable condition to the completion of the Merger related to the accuracy of representations and warranties or performance of covenants, and such breach has not been cured within 45 days of notice thereof or is incapable of being cured, but only so long as the party seeking to terminate the merger agreement pursuant to this bullet is not then in breach of its representations, warranties, covenants or agreements contained in the merger agreement, which breach would cause the applicable condition to the completion of the Merger not to be satisfied; or

○	any required regulatory consent (including with respect to the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act) is denied and such denial becomes final and non-appealable; or

●	by Morgan Stanley, if:

○	prior to the E*TRADE stockholders’ approval and adoption of the merger agreement, (i) the E*TRADE board of directors makes a Company Adverse Recommendation Change or (ii) there has been a willful and material breach by E*TRADE of its obligations described under “The Merger Agreement—Obligations to Call Stockholders’ Meeting” and “The Merger Agreement—No Solicitation” beginning on pages 105 and 106, respectively, of this proxy statement/prospectus, other than in the case where (w) such breach is a result of an isolated action by a representative of E*TRADE (other than one of its directors or officers), (x) such breach was not caused by, or within the knowledge of, E*TRADE, (y) E*TRADE takes appropriate actions to remedy such breach promptly upon discovery thereof and (z) Morgan Stanley is not harmed as a result thereof; or

●	by E*TRADE, if:

○	prior to the E*TRADE stockholders’ approval and adoption of the merger agreement, in order to enter into an alternative acquisition agreement with respect to a Company Superior Proposal, as described under “The Merger Agreement—No Solicitation” beginning on page 106 of this proxy statement/prospectus, provided that prior to or concurrently with such termination, E*TRADE pays, or causes to be paid, to Morgan Stanley, in immediately available funds a termination fee, as described below.

If the merger agreement is validly terminated, the merger agreement will become void and of no effect without liability of any party to the merger agreement (or any stockholder, director, officer, employee, agent, consultant or representative of any party to the merger agreement) to the other parties, except that certain specified provisions will survive termination. However, neither Morgan Stanley nor E*TRADE will be relieved or released from any liabilities or damages arising out of any (i) fraud by such party, (ii) willful breach by such party of any representation or warranty on the part of such party set forth in the merger agreement or (iii) the willful breach by such party of any covenant or agreement binding on such party set forth in the merger agreement.

In the event of a termination of the merger agreement under certain circumstances specified in the merger agreement, E*TRADE may be required to pay a termination fee of $375 million to Morgan Stanley or Morgan Stanley may be required to pay a reverse termination fee of $525 million to E*TRADE. E*TRADE would be required to pay to Morgan Stanley a termination fee of $375 million if the merger agreement is terminated (x) by Morgan Stanley prior to receipt of E*TRADE stockholder approval as a result of a Company Adverse Recommendation Change, (y) by Morgan Stanley due to E*TRADE’s willful breach in any material respect of the provisions of the merger agreement relating to non-solicitation of alternative transactions or convening the E*TRADE special meeting as described above or (z) by Morgan Stanley pursuant to any other termination right of Morgan Stanley described above at a time when the merger agreement was otherwise terminable under clause (x) or (y) above. In addition, E*TRADE would be required to pay to Morgan Stanley a termination fee of $375 million if (x) (i) Morgan Stanley or E*TRADE terminates the merger agreement on the basis that the Merger has not been completed on or prior to the initial end date or the extended end date, as applicable (without E*TRADE stockholder approval of the Merger having been obtained at the time of termination), (ii) Morgan Stanley or E*TRADE terminates the merger agreement because the E*TRADE stockholder approval of the Merger has not been obtained or (iii) Morgan Stanley terminates the merger agreement on the basis of an uncured or incurable breach of representation or warranty, or failure to perform a required covenant, by E*TRADE (if E*TRADE stockholder approval of the Merger has been obtained at the time of the termination, only as a result of a willful breach by E*TRADE), (y) at or prior to the time of termination, a Company Acquisition Proposal was publicly proposed or announced (in each case, and not publicly withdrawn) or made known to management or the board of directors or E*TRADE by a third party (in each case, and not publicly withdrawn), or any third party had publicly announced (in each case, and not publicly withdrawn) an intention to make a Company Acquisition Proposal, and (z) within twelve months after such termination, E*TRADE enters into a definitive agreement providing for, or completes, a Company Acquisition Proposal. Furthermore, E*TRADE would be required to pay to Morgan Stanley a termination fee of $375 million if the merger agreement is terminated by E*TRADE prior to E*TRADE stockholder’s approval of the Merger in order to enter into an alternative acquisition agreement with respect to a Company Superior Proposal as described under “The Merger Agreement—No Solicitation” beginning on page 106 of this proxy statement/prospectus.

Morgan Stanley would be required to pay to E*TRADE a reverse termination fee of $525 million if the merger agreement is terminated by Morgan Stanley or E*TRADE (as applicable) (x) on the basis that the Merger has not been completed on or prior to the initial end date or the extended end date, as applicable, or that any applicable antitrust law enjoins, prevents or prohibits the consummation of the Merger, in each case at a time when one or more of conditions to the completion of the Merger related to regulatory approvals, as described under “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 98 of this proxy statement/prospectus, are not satisfied or waived solely as a result of an applicable antitrust law or (y) on the basis of a final and non-appealable denial of necessary governmental consent solely as a result of an applicable antitrust law and, in the case of each of (x) and (y), at the time of such termination, all of the mutual conditions to the completion of the Merger and additional conditions to the completion of the Merger for the benefit of Morgan Stanley and Merger Sub have otherwise been satisfied or waived (other than those conditions (I) that by their nature are to be satisfied at the completion of the Merger, which would have been satisfied at the completion of the Merger had the completion occurred at the time of such termination, or (II) that have not been satisfied as a result of a breach of the merger agreement by Morgan Stanley or Merger Sub that was the proximate cause of such condition not having been satisfied).

SPECIFIC PERFORMANCE; REMEDIES (SEE PAGE 116)

Under the merger agreement, each of Morgan Stanley and E*TRADE is entitled to an injunction to prevent breaches of the merger agreement or to enforce specifically the terms and provisions of the merger agreement, in addition to any other remedy to which that party may be entitled at law or in equity.

U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE MERGERS (SEE PAGE 117)

For U.S. federal income tax purposes, the Mergers, taken together, are intended to constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of section 368(a) of the Code, and each of E*TRADE and Morgan Stanley expects to receive a tax opinion from its counsel, Skadden and Davis Polk, respectively, to the effect that, for U.S. federal income tax purposes, the Mergers will constitute a reorganization within the meaning of section 368(a) of the Code. These opinions of counsel will be based on customary assumptions and representations, covenants, and undertakings of E*TRADE, Morgan Stanley, Merger Sub and Second Merger Sub. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete, inaccurate, or is violated, the validity of the opinions may be affected and the U.S. federal income tax consequences of the Mergers could differ materially from those described in this proxy statement/prospectus. The obligation of each of E*TRADE and Morgan Stanley to consummate the Mergers, however, is not conditioned upon the receipt of such opinions of Skadden, Davis Polk or any other counsel, nor will the parties request a ruling from the IRS regarding the qualification of the Mergers as a reorganization within the meaning of section 368(a) of the Code. Assuming that the Mergers qualify as a reorganization within the meaning of section 368(a) of the Code, holders of E*TRADE stock will generally not recognize gain or loss for U.S. federal income tax purposes, except with respect to cash received in lieu of fractional shares of Morgan Stanley common stock.

The U.S. federal income tax consequences described above may not apply to all holders of E*TRADE stock. You should read “U.S. Federal Income Tax Considerations” beginning on page 117 of this proxy statement/prospectus for a more complete discussion of the U.S. federal income tax considerations relating to the Mergers. Tax matters can be complicated and the tax consequences of the Mergers to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the Mergers to you.

ACCOUNTING TREATMENT (SEE PAGE 92)

Morgan Stanley prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. The Merger will be accounted for using the acquisition method of accounting. Morgan Stanley will be treated as the acquirer for accounting purposes.

RIGHTS OF E*TRADE STOCKHOLDERS WILL CHANGE AS A RESULT OF THE MERGER (SEE PAGE 139)

E*TRADE stockholders, whose rights are currently governed by E*TRADE’s amended and restated certificate of incorporation (the “E*TRADE certificate of incorporation”), E*TRADE’s amended and restated bylaws (the “E*TRADE bylaws”), and Delaware law, will upon completion of the Merger become stockholders of Morgan Stanley and their rights will be governed by Morgan Stanley’s amended and restated certificate of incorporation (the “Morgan Stanley certificate of incorporation”), Morgan Stanley’s amended and restated bylaws (the “Morgan Stanley bylaws”) and Delaware law. As a result, E*TRADE stockholders will have different rights once they become Morgan Stanley stockholders due to differences between the governing documents of E*TRADE and Morgan Stanley. These differences are described in detail in “Comparison of Stockholder Rights” beginning on page 139 of this proxy statement/prospectus.

LITIGATION RELATING TO THE MERGER (SEE PAGE 92)

As of May 20, 2020, seven complaints had been filed by purported E*TRADE stockholders challenging the Merger. The first, filed in the United States District Court for the Southern District of New York by Shiva Stein individually, is captioned Stein v. E*TRADE Financial Corporation et al., case number 1:20-cv-03134-LAP. Stein v. E*TRADE Financial Corporation et al. names as defendants E*TRADE and each member of the E*TRADE board of directors. The second complaint, a putative class action complaint, was filed in the United States District Court for the District of Delaware by John Thompson and is captioned Thompson v. E*TRADE Financial Corporation et al., case number 1:20-cv-00553-RGA. Thompson v. E*TRADE Financial Corporation et al. names as defendants Morgan Stanley, Merger Sub, E*TRADE and each member of the E*TRADE board of directors. The third complaint, filed in the United States District Court for the District of New Jersey by Jacqueline Galeano individually, is captioned Galeano v. E*TRADE Financial Corporation et al., case number 2:20-cv-05123-KM-ESK. Galeano v. E*TRADE Financial Corporation et al. names as defendants E*TRADE and each member of the E*TRADE board of directors. The fourth complaint, a putative class action complaint, was filed in the United States District Court for the Southern District of New York by Kevin Brown and is captioned Brown v. E*TRADE Financial Corporation et al., case number 1:20-cv-03322-UA. Brown v. E*TRADE Financial Corporation et al. names as defendants E*TRADE and each member of the E*TRADE board of directors. The fifth complaint, filed in the United States District Court for the District of New Jersey by Yael Respler individually, is captioned Respler v. E*TRADE Financial Corporation et al., case number 2:20-cv-05229-KM-ESK. Respler v. E*TRADE Financial Corporation et al. names as defendants E*TRADE and each member of the E*TRADE board of directors. The sixth complaint, filed in the United States District Court for the Southern District of New York by Stourbridge Investments LLC individually, is captioned Stourbridge Investments LLC v. E*TRADE Financial Corporation et al., case number 1:20-cv-03457-UA. Stourbridge Investments LLC v. E*TRADE Financial Corporation et al. names as defendants E*TRADE and each member of the E*TRADE board of directors. The seventh complaint, filed in the United States District Court for the Southern District of New York by Chris Ramsubhag individually, is captioned Ramsubhag v. E*TRADE Financial Corporation et al., case number 1:20-cv-03891-UA. Ramsubhag v. E*TRADE Financial Corporation et al. names as defendants E*TRADE and each member of the E*TRADE board of directors.

The complaints generally allege, among other things, that the defendants named therein authorized the filing of a materially incomplete and misleading registration statement. Among other remedies, the complaints seek to enjoin the approval and adoption of the merger agreement by a vote of the E*TRADE stockholders and/or the closing of the Merger, as well as damages, costs and attorneys’ fees. The defendants believe that the claims made in these lawsuits are without merit.

There can be no assurances that additional complaints or demands will not be filed or made with respect to the Merger. If additional similar complaints or demands are filed or made, absent new or different allegations that are material, neither E*TRADE nor Morgan Stanley will necessarily announce them.

See “The Merger—Litigation Relating to the Merger” on page 92 of this proxy statement/prospectus.

RISK FACTORS (SEE PAGE 37)

You should also carefully consider the risks that are described in “Risk Factors” beginning on page 37 of this proxy statement/prospectus.

SELECTED HISTORICAL FINANCIAL DATA OF MORGAN STANLEY

The following table presents selected historical consolidated financial data of Morgan Stanley. The selected historical consolidated financial data of Morgan Stanley is derived from the financial information of Morgan Stanley as of March 31, 2020 and for the three months ended March 31, 2020 and 2019 and as of and for each of the fiscal years in the five-year period ended December 31, 2019.

The information set forth below is only a summary and should be read in conjunction with Morgan Stanley’s historical consolidated financial statements, related notes, and management’s discussion and analysis of financial condition and results of operations contained in Morgan Stanley’s respective Annual Reports on Form 10-K, as well as other information that has been filed with the SEC. The unaudited consolidated income statement for the three months ended March 31, 2020 and March 31, 2019 and consolidated balance sheet as of March 31, 2020 are derived from Morgan Stanley’s unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which is incorporated by reference into this proxy statement/prospectus. The audited consolidated income statements for the years ended December 31, 2019, 2018 and 2017 and the consolidated balance sheets as of December 31, 2019 and 2018 are derived from Morgan Stanley’s audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference into this proxy statement/prospectus. The audited consolidated income statements for the years ended December 31, 2016 and 2015 and the consolidated balance sheets as of December 31, 2017, 2016 and 2015 are derived from Morgan Stanley’s audited consolidated financial statements for such years, which have not been incorporated by reference into this proxy statement/prospectus. For information on where you can obtain copies of this information, see “Where You Can Find More Information” beginning on page 163 of this proxy statement/prospectus.

The historical results included below and elsewhere in this proxy statement/prospectus or incorporated by reference herein are not necessarily indicative of the future performance of Morgan Stanley or the combined company after the completion of the Merger.

Morgan Stanley Selected Financial and Operating Data
(Dollars in millions except per share amounts, shares in millions)

INCOME STATEMENT DATA
	Three Months Ended March 31,		Fiscal Year Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
Revenues
Total non-interest revenues(1)	$8,131	$9,272	$36,725	$36,301	$34,645	$30,933	$32,062
Interest income	3,503	4,290	17,098	13,892	8,997	7,016	5,835
Interest expense	2,147	3,276	12,404	10,086	5,697	3,318	2,742
Net interest	1,356	1,014	4,694	3,806	3,300	3,698	3,093
Net revenues	9,487	10,286	41,419	40,107	37,945	34,631	35,155
Non-interest expenses
Compensation and benefits	4,283	4,651	18,837	17,632	17,166	15,878	16,016
Non-compensation expenses(1)	3,058	2,680	11,281	11,238	10,376	9,905	10,644
Total non-interest expenses	7,341	7,331	30,118	28,870	27,542	25,783	26,660
Income from continuing operations before income taxes	2,146	2,955	11,301	11,237	10,403	8,848	8,495
Provision for (benefit from) income taxes	366	487	2,064	2,350	4,168	2,726	2,200
Income from continuing operations	1,780	2,468	9,237	8,887	6,235	6,122	6,295
Income (loss) from discontinued operations, net of income taxes	—	—	—	(4)	(19)	1	(16)
Net income	$1,780	$2,468	$9,237	$8,883	$6,216	$6,123	$6,279
Net income applicable to noncontrolling interests	82	39	195	135	105	144	152
Net income applicable to Morgan Stanley	$1,698	$2,429	$9,042	$8,748	$6,111	$5,979	$6,127
Preferred stock dividends and other	108	93	530	526	523	471	456
Earnings applicable to Morgan Stanley common shareholders	$1,590	$2,336	$8,512	$8,222	$5,588	$5,508	$5,671
Amounts applicable to Morgan Stanley
Income from continuing operations	$1,698	$2,429	$9,042	$8,752	$6,130	$5,978	$6,143
Income (loss) from discontinued operations	—	—	—	(4)	(19)	1	(16)
Net income applicable to Morgan Stanley	$1,698	$2,429	$9,042	$8,748	$6,111	$5,979	$6,127
Effective income tax rate from continuing operations	17.1%	16.5%	18.3%	20.9%	40.1%	30.8%	25.9%

FINANCIAL MEASURES
	Three Months Ended March 31,		Fiscal Year Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
ROE(2)	8.5%	13.1%	11.7%	11.8%	8.0%	8.0%	8.5%
ROTCE(2, 3)	9.7%	14.9%	13.4%	13.5%	9.2%	9.3%	9.9%

COMMON SHARE-RELATED DATA
	Three Months Ended March 31,		Fiscal Year Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
Per common share
Earnings (basic)(4)	$1.02	$1.41	$5.26	$4.81	$3.14	$2.98	$2.97
Earnings (diluted)(4)	1.01	1.39	5.19	4.73	3.07	2.92	2.90
Book value(5)	49.09	42.83	45.82	42.20	38.52	36.99	35.24
Tangible book value(3),(5)	43.28	37.62	40.01	36.99	33.46	31.98	30.26
Dividends declared	0.35	0.30	1.30	1.10	0.90	0.70	0.55
Common shares outstanding
At period end	1,576	1,686	1,594	1,700	1,788	1,852	1,920
Weighted average shares outstanding:
Basic	1,555	1,658	1,617	1,708	1,780	1,849	1,909
Diluted	1,573	1,677	1,640	1,738	1,821	1,887	1,953

BALANCE SHEET DATA
	As of March 31,	As of December 31,
	2020	2019	2018	2017	2016	2015
Liquidity Resources(6)	$255,134	$215,868	n/a	n/a	n/a	n/a
GLR(6)	n/a	$217,457	$249,735	$192,660	$202,297	$203,264
Loans(7)	148,697	130,637	115,579	104,126	94,248	85,759
Total assets	947,795	895,429	853,531	851,733	814,949	787,465
Deposits	235,239	190,356	187,820	159,436	155,863	156,034
Borrowings	194,856	192,627	189,662	192,582	165,716	155,941
Morgan Stanley shareholders' equity	85,860	81,549	80,246	77,391	76,050	75,182
Common shareholders' equity	77,340	73,029	71,726	68,871	68,530	67,662
Tangible common shareholders' equity(3)	68,194	63,780	62,879	59,829	59,234	58,098
____________________

(1)	Effective January 1, 2018, Morgan Stanley adopted new accounting guidance related to Revenue from Contracts with Customers, which, among other things, requires a gross presentation of certain costs that were previously netted against net revenues. Prior period results have not been restated pursuant to this guidance. Additionally, effective January 1, 2020, Morgan Stanley adopted new accounting guidance related to Financial Instruments - Credit Losses, which among other things, impacted the impairment model for certain financial assets measured at amortized cost by requiring a current expect credit loss methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Prior period results have not been restated pursuant to this guidance.

(2)	ROE and ROTCE represent earnings applicable to Morgan Stanley common shareholders as a percentage of average common equity and average tangible common equity, respectively.

(3)	Represents a non-GAAP measure. See “Executive Summary—Selected Non-GAAP Financial Information” in Morgan Stanley’s Annual Report on Form 10-K for the year ended December 31, 2019, and Morgan Stanley's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which are incorporated by reference into this proxy statement/prospectus.

(4)	For further information on basic and diluted earnings (loss) per common share, see Note 16 to the financial statements in Morgan Stanley’s Annual Report on Form 10- K for the year ended December 31, 2019, which is incorporated by reference into this proxy statement/prospectus.

(5)	Book value per common share and tangible book value per common share equal common shareholders’ equity and tangible common shareholders’ equity, respectively, divided by common shares outstanding.

(6)	In the first quarter of 2020, Morgan Stanley changed its internal measure of liquidity from the Global Liquidity Reserve to Liquidity Resources. Prior periods (except fiscal year ended December 31, 2019, which has been recast as shown above) have not been recast. For a discussion of Liquidity Resources, see “Liquidity and Capital Resources—Liquidity Risk Management Framework—Liquidity Resources” in Morgan Stanley’s Quarterly Report on Form 10-Q for the period ended March 31, 2020, which is incorporated by reference into this proxy statement/prospectus. For a discussion of the GLR, see “Liquidity and Capital Resources—Liquidity Risk Management Framework—Global Liquidity Reserve” in Morgan Stanley’s Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference into this proxy statement/prospectus.

(7)	Amounts include loans held for investment (net of allowance) and loans held for sale but exclude loans at fair value, which are included in Trading assets in the balance sheets (see Note 8 to the financial statements in Morgan Stanley’s Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference into this proxy statement/prospectus). Additionally, effective January 1, 2020, Morgan Stanley adopted new accounting guidance related to Financial Instruments - Credit Losses, which among other things, impacted the impairment model for certain financial assets measured at amortized cost by requiring a current expect credit loss methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Prior period results have not been restated pursuant to this guidance.

SELECTED HISTORICAL FINANCIAL DATA OF E*TRADE

The following table presents selected historical consolidated financial data of E*TRADE. The selected historical consolidated financial data of E*TRADE is derived from (i) the consolidated financial statements of E*TRADE and related notes as of and for each of the fiscal years in the five-year period ended December 31, 2019 and (ii) the unaudited consolidated financial statements and related notes as of and for the quarterly periods ended March 31, 2020 and March 31, 2019.

The information set forth below is only a summary and should be read in conjunction with E*TRADE’s historical consolidated financial statements, related notes, and management’s discussion and analysis of financial condition and results of operations contained in E*TRADE’s respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as well as other information that has been filed with the SEC. The selected historical consolidated financial data of E*TRADE presented below for the years ended December 31, 2019, 2018 and 2017 and as of December 31, 2019 and 2018 are derived from E*TRADE’s audited consolidated statements of income for the years ended December 31, 2019, 2018 and 2017 and audited consolidated balance sheets as of December 31, 2019 and 2018, and accompanying notes thereto, contained in E*TRADE’s Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial data of E*TRADE presented below for the quarters ended March 31, 2020 and 2019 and as of March 31, 2020 and 2019 are derived from E*TRADE’s unaudited consolidated statements of income for the quarters ended March 31, 2020 and 2019 and unaudited consolidated balance sheet as of March 31, 2020, and accompanying notes thereto, contained in E*TRADE’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which is incorporated by reference into this proxy statement/prospectus. The unaudited consolidated balance sheet as of March 31, 2019 is derived from E*TRADE's unaudited consolidated financial statements and related notes thereto contained in E*TRADE's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, which has not been incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial data of E*TRADE presented below for the years ended December 31, 2016 and 2015 and as of December 31, 2017, 2016 and 2015 are derived from E*TRADE’s audited consolidated statements of income for the years ended December 31, 2016 and 2015 and audited consolidated balance sheets as of December 31, 2017, 2016 and 2015, and accompanying notes thereto, which have not been incorporated by reference into this proxy statement/prospectus. For information on where you can obtain copies of this information, see “Where You Can Find More Information” beginning on page 163 of this proxy statement/prospectus.

The historical results included below and elsewhere in this proxy statement/prospectus or incorporated by reference herein are not necessarily indicative of the future performance of E*TRADE or the combined company after the completion of the Merger.

E*TRADE has completed acquisitions in recent fiscal periods. The results and other financial information of those acquired operations are not included in the table below for the periods or dates prior to their respective acquisition dates and, therefore, the results for these prior periods are not comparable in all respects and may not be predictive of E*TRADE’s future results. In addition, the selected historical consolidated financial information in the tables below does not include, on any basis, the results or financial condition of Morgan Stanley for any period or as of any date.

E*TRADE Selected Financial and Operating Data
(Dollars in millions except per share amounts, shares in thousands)

	Quarter Ended March 31,		Year Ended December 31,
Results of Operations:	2020	2019	2019	2018	2017	2016	2015
Net interest income	$400	$492	$1,852	$1,846	$1,485	$1,148	$1,021
Total net revenue	$707	$755	$2,886	$2,873	$2,366	$1,941	$1,370
Provision (benefit) for credit losses	$6	$(12)	$(51)	$(86)	$(168)	$(149)	$(40)
Total non-interest expense	$445	$375	$1,618	$1,541	$1,470	$1,252	$1,319
Net income	$181	$290	$955	$1,052	$614	$552	$268
Basic earnings per common share	$0.73	$1.10	$3.86	$3.90	$2.16	$1.99	$0.92
Diluted earnings per common share	$0.72	$1.09	$3.85	$3.88	$2.15	$1.98	$0.91
Weighted average common shares outstanding – basic	222,295	246,252	237,396	260,600	273,190	277,789	290,762
Weighted average common shares outstanding – diluted	222,742	246,934	237,931	261,669	274,352	279,048	295,011
Dividends declared per common share	$0.14	$0.14	$0.56	$0.14	$—	$—	$—
Performance Measures:
Net interest margin	2.82%	3.23%	3.18%	3.08%	2.79%	2.65%	2.50%
Operating margin	36%	52%	46%	49%	45%	43%	7%
Return on common equity	11%	19%	16%	17%	10%	10%	5%
Capital return to shareholders	78%	57%	133%	116%	61%	82%	19%
Financial Condition:
Investment securities	$46,530	$48,898	$41,470	$45,037	$44,518	$29,643	$25,602
Margin receivables	$7,251	$10,267	$9,675	$9,560	$9,071	$6,731	$7,398
Loans receivables, net	$1,634	$1,965	$1,595	$2,103	$2,654	$3,551	$4,613
Total assets	$67,856	$67,518	$61,416	$65,003	$63,365	$48,999	$45,427
Deposits	$42,146	$46,328	$38,606	$45,313	$42,742	$31,682	$29,445
Customer payables	$15,960	$10,600	$12,849	$10,117	$9,449	$8,159	$6,544
Corporate debt	$1,411	$1,409	$1,410	$1,409	$991	$994	$997
Shareholders’ equity	$6,519	$6,782	$6,543	$6,562	$6,931	$6,272	$5,799

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table sets forth selected historical and unaudited pro forma combined per share information of Morgan Stanley and E*TRADE. The unaudited pro forma combined per share information was computed by combining the historical financial information of Morgan Stanley and E*TRADE for the year ended December 31, 2019 and for the quarter ended March 31, 2020, along with the effects of the acquisition method of accounting for business combinations as though the companies were combined at the beginning of such period. Although helpful in illustrating the financial characteristics of the combined company, this information does not reflect the benefits of expected cost and funding synergies, opportunities to earn additional revenue, the impact of restructuring and Merger-related costs or other factors.

The historical per share information is derived from audited financial statements of Morgan Stanley as of and for the year ended December 31, 2019 and unaudited financial statements of Morgan Stanley as of and for the quarter ended March 31, 2020, and E*TRADE as of and for the year ended December 31, 2019 and as of and for the quarter ended March 31, 2020.

The unaudited pro forma combined per share information has been presented for illustrative purposes only and is based on assumptions and estimates considered appropriate by Morgan Stanley’s management. The pro forma data presented does not represent what the actual results of operations and financial position would have been had the companies actually been combined as of the beginning of the period presented. This information was prepared using estimated fair values and is subject to adjustment as additional information becomes available and as additional analysis is performed, and is not necessarily indicative of the future consolidated results of operations or financial position of the combined company. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma per share financial information.

Morgan Stanley and E*TRADE declared and paid dividends during the periods presented. For more information on dividends of Morgan Stanley and E*TRADE, see “Comparative Per Share Market Price and Dividend Information” beginning on page 36 of this proxy statement/prospectus.

You should read this information in conjunction with (i) the selected historical consolidated financial information and the related notes included elsewhere in this proxy statement/prospectus and (ii) the historical consolidated financial statements of Morgan Stanley and E*TRADE and related notes contained in Morgan Stanley’s and E*TRADE’s respective Annual Reports on Form 10-K for the year ended December 31, 2019 and respective Quarterly Reports on Form 10-Q for the quarter ended March 31, 2020, which are incorporated by reference into this proxy statement/prospectus. For information on where you can obtain copies of this information, see “Where You Can Find More Information” beginning on page 163 of this proxy statement/prospectus.

	For the Three Months
	Ended/As of	For the Year Ended/As of
	March 31, 2020	December 31, 2019
Morgan Stanley Historical per Common Share Data:
Earnings-basic	$1.02	$5.26
Earnings-diluted	$1.01	$5.19
Cash dividends declared	$0.35	$1.30
Book value(1)	$49.09	$45.82
E*TRADE Historical per Common Share Data:
Earnings-basic	$0.73	$3.86
Earnings-diluted	$0.72	$3.85
Cash dividends declared	$0.14	$0.56
Book value(1)	$26.38	$26.30
Unaudited Pro Forma Combined per Morgan Stanley Common Share Data:
Earnings-basic	$0.94	$5.02
Earnings-diluted	$0.93	$4.96
Cash dividends declared(2)	N/A	N/A
Book value(3)	$50.02	$47.15
Unaudited Pro Forma Combined per E*TRADE Equivalent Share Data(4):
Earnings-basic	$0.98	$5.24
Earnings-diluted	$0.97	$5.17
Cash dividends declared	N/A	N/A
Book value	$52.18	$49.19

(1)	Amount is calculated by dividing the applicable total stockholders’ equity by the applicable total number of shares of common stock outstanding at the end of the applicable period.

(2)	Pro forma combined dividends per share data is not provided due to the fact that the dividend policy for the combined company will be determined by the Morgan Stanley board of directors following completion of the Merger.

(3)	Amount is calculated by dividing the pro forma stockholders’ equity by the pro forma number of common shares outstanding for the period.

(4)	Amounts are calculated by multiplying unaudited pro forma combined per Morgan Stanley common share data amounts by the exchange ratio.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

MARKET PRICES

The following table sets forth the closing price per share of Morgan Stanley common stock and per share of E*TRADE common stock as reported on the NYSE and the Nasdaq on February 19, 2020, the last trading day prior to public announcement of the Merger by Morgan Stanley and E*TRADE on February 20, 2020, and on [●], 2020, the most recent practicable trading day prior to the date of this proxy statement/prospectus for which this information was available. The table also shows the implied value of the Common Merger Consideration for each share of E*TRADE common stock as of the same dates. This implied value was calculated by multiplying the closing price of a share of Morgan Stanley common stock on the relevant date by the exchange ratio.

	Morgan		Implied Per
	Stanley	E*TRADE	Share Value of
	Common	Common	Merger
	Stock	Stock	Consideration
February 19, 2020	$56.31	$44.93	$58.74
[●], 2020	$ [●]	$ [●]	$ [●]

The market prices of shares of Morgan Stanley common stock and E*TRADE common stock have fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the dates of the E*TRADE special meeting and the date the Merger is completed. No assurance can be given concerning the market prices of shares of Morgan Stanley common stock and shares of E*TRADE common stock before completion of the Merger or shares of Morgan Stanley common stock after completion of the Merger. The exchange ratio is fixed in the merger agreement, but the market price of shares of Morgan Stanley common stock (and therefore the value of the Common Merger Consideration) when received by E*TRADE stockholders after the Merger is completed could be greater than, less than or the same as shown in the table above. Accordingly, E*TRADE stockholders are advised to obtain current market quotations for shares of Morgan Stanley common stock and shares of E*TRADE common stock in deciding whether to vote for approval and adoption of the merger agreement.

DIVIDENDS

Morgan Stanley currently pays a quarterly dividend on shares of Morgan Stanley common stock and last paid a quarterly dividend on May 15, 2020 of $0.35 per share. Under the terms of the merger agreement, during the period before completion of the Merger, Morgan Stanley is not permitted to declare, set aside or pay or make any dividend or any other distribution in respect of Morgan Stanley common stock other than regular cash dividends in the ordinary course of business consistent with past practice or stock dividends subject to certain adjustments to the Common Merger Consideration. Morgan Stanley also currently pays dividends that are required to be paid pursuant to the terms of Morgan Stanley preferred stock outstanding and is permitted to continue to pay such dividends prior to the completion of the Merger.

E*TRADE currently pays a quarterly dividend on shares of E*TRADE common stock and last paid a quarterly dividend on May 19, 2020 of $0.14 per share. Under the terms of the merger agreement, during the period before completion of the Merger, E*TRADE is not permitted to declare, set aside or pay any dividend or other distribution in respect of E*TRADE common stock other than regular cash dividends in the ordinary course of business consistent with past practice in an amount not to exceed $0.14 per share of E*TRADE common stock per quarter (as such amount may be adjusted to reflect any stock dividends, subdivisions, splits, combinations or other similar events relating to E*TRADE common stock). E*TRADE also currently pays dividends required to be paid pursuant to the terms of E*TRADE preferred stock outstanding and is permitted to continue to pay such dividends prior to the completion of the Merger.

In addition, the merger agreement provides that Morgan Stanley and E*TRADE will coordinate the declaration of, record dates for and payment of dividends in respect of their respective shares in order that holders of shares of Morgan Stanley stock and E*TRADE stock do not receive two dividends or fail to receive one dividend for any quarter in respect of shares of E*TRADE stock, on the one hand, and shares of Morgan Stanley stock issuable in the Merger, on the other hand.

After completion of the Merger, any former E*TRADE stockholder who holds Morgan Stanley common shares into which shares of E*TRADE common stock have been converted in connection with the Merger will receive whatever dividends are declared and paid on Morgan Stanley common shares. However, no dividend or other distribution having a record date after completion of the Merger will actually be paid with respect to any shares of Morgan Stanley common stock into which shares of E*TRADE common stock have been converted in connection with the Merger until the certificates formerly representing shares of E*TRADE common stock have been surrendered (or the book-entry shares formerly representing shares of E*TRADE common stock have been transferred), at which time any accrued dividends and other distributions on those shares of Morgan Stanley common stock with a payment date prior to such date will be paid without interest. Subject to the limitations set forth in the merger agreement, any future dividends by Morgan Stanley will be made at the discretion of the Morgan Stanley board of directors. Subject to the limitations set forth in the merger agreement, any future dividends by E*TRADE will be made at the discretion of the E*TRADE board of directors. There can be no assurance that any future dividends will be declared or paid by Morgan Stanley or E*TRADE or as to the amount or timing of those dividends, if any.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/ prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 45 of this proxy statement/prospectus, the following risk factors should be considered carefully in determining whether to vote for the approval and adoption of the merger agreement. You should also read and consider the risk factors associated with each of the businesses of Morgan Stanley and E*TRADE because these risk factors may affect the operations and financial results of the combined company. These risk factors may be found under Part I, Item 1A, “Risk Factors” in each of Morgan Stanley’s and E*TRADE’s Annual Reports on Form 10-K for the year ended December 31, 2019 filed with the SEC on February 27, 2020 and February 19, 2020, respectively, Item 8.01, “Other Matters” in Morgan Stanley’s Current Report on Form 8-K filed with the SEC on April 16, 2020, and in Morgan Stanley’s and E*TRADE’s subsequent filings with the SEC, in each case, which are incorporated by reference into this proxy statement/prospectus. For information on where you can obtain copies of this information, see “Where You Can Find More Information” beginning on page 163 of this proxy statement/prospectus.

Because the exchange ratio is fixed and the market price of Morgan Stanley common stock has fluctuated and will continue to fluctuate, E*TRADE stockholders cannot be sure at the time they vote on the Merger of the value of the consideration they will receive upon completion of the Merger or the value of the E*TRADE common stock they will give up.

Upon completion of the Merger, (i) each share of E*TRADE common stock outstanding immediately prior to the Merger (except for shares of E*TRADE common stock held by E*TRADE as treasury stock or by Morgan Stanley (other than any Fiduciary Shares) which will be cancelled without consideration) will automatically be converted into the right to receive 1.0432 shares of Morgan Stanley common stock and (ii) each share of E*TRADE Series A Preferred Stock and E*TRADE Series B Preferred Stock outstanding immediately prior to the Merger (except for shares of E*TRADE Series A Preferred Stock and E*TRADE Series B Preferred Stock held by E*TRADE as treasury stock or by Morgan Stanley (other than any Fiduciary Shares) which will be cancelled without consideration) will automatically be converted into the right to receive one share of New Morgan Stanley Replacement Series A Preferred Stock or New Morgan Stanley Replacement Series B Preferred Stock, as applicable, having the terms set forth in the merger agreement and described under “Description of Morgan Stanley Capital Stock—New Morgan Stanley Preferred Stock to Be Issued in the Merger” beginning on page 134 of this proxy statement/prospectus. Because the exchange ratio is fixed, the value of the Common Merger Consideration will depend on the market price of Morgan Stanley common stock at the time the Merger is completed. The value of the Common Merger Consideration has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the E*TRADE special meeting and the date the Merger is completed and thereafter. The closing price per share of E*TRADE common stock as of February 19, 2020, the last trading day prior to public announcement of the Merger by Morgan Stanley and E*TRADE, was $44.93, and the closing price per share has fluctuated as high as $[●] and as low as $[●] between February 19, 2020 and [●], 2020, the most recent practicable trading day prior to the date of this proxy statement/prospectus. The closing price per share of Morgan Stanley common stock as of February 19, 2020, the last trading day prior to public announcement of the Merger by Morgan Stanley and E*TRADE, was $56.31, and the closing price per share has fluctuated as high as $[●] and as low as $[●] between February 19, 2020 and [●], 2020, the most recent practicable trading day prior to the date of this proxy statement/prospectus. Accordingly, at the time of the E*TRADE special meeting, E*TRADE stockholders will not know or be able to determine the market value of the Common Merger Consideration they would receive upon completion of the Merger. Stock price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in Morgan Stanley’s and E*TRADE’s respective businesses, operations and prospects, market assessments of the likelihood that the Merger will be completed, the timing of the Merger, regulatory considerations and COVID-19. Many of these factors are beyond Morgan Stanley’s and E*TRADE’s control. You are urged to obtain current market quotations for Morgan Stanley’s common stock traded on the NYSE (trading symbol “MS”) and E*TRADE’s common stock traded on the Nasdaq (trading symbol “ETFC”).

The market price of Morgan Stanley common stock after the Merger may be affected by factors different from those affecting the market price of E*TRADE common stock.

Upon completion of the Merger, holders of shares of E*TRADE common stock will become holders of shares of Morgan Stanley common stock. The businesses of Morgan Stanley differ from those of E*TRADE in important respects, and, accordingly, the results of operations of Morgan Stanley after the Merger, as well as the market price of Morgan Stanley common stock, may be affected by factors different from those currently affecting the results of operations of E*TRADE. For further information on the respective businesses of Morgan Stanley and E*TRADE and certain factors to consider in connection with those businesses, see the documents incorporated by reference into this proxy statement/prospectus and referred to in “Where You Can Find More Information” beginning on page 163 of this proxy statement/prospectus.

Additionally, the market price of Morgan Stanley common stock may fluctuate significantly following completion of the Merger, and holders of E*TRADE common stock could lose the value of their investment in Morgan Stanley common stock. The issuance of shares of Morgan Stanley common stock in the Merger could on its own have the effect of depressing the market price for Morgan Stanley common stock. In addition, many E*TRADE stockholders may decide not to hold the shares of Morgan Stanley common stock they receive as a result of the Merger. Other E*TRADE stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of Morgan Stanley common stock they receive as a result of the Merger. Any such sales of Morgan Stanley common stock could have the effect of depressing the market price for Morgan Stanley common stock.

Moreover, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, the Morgan Stanley common stock, regardless of Morgan Stanley’s actual operating performance.

After completion of the Merger, Morgan Stanley may fail to realize the anticipated benefits and cost savings of the Merger, which could adversely affect the value of Morgan Stanley common stock.

The success of the Merger will depend, in significant part, on Morgan Stanley’s ability to realize the anticipated benefits and cost savings from combining the businesses of Morgan Stanley and E*TRADE. The ability of Morgan Stanley to realize these anticipated benefits and cost savings is subject to certain risks including:

●	Morgan Stanley’s ability to successfully combine the businesses of Morgan Stanley and E*TRADE;

●	whether the combined business will perform as expected;

●	the possibility that Morgan Stanley paid more for E*TRADE than the value Morgan Stanley will derive from the acquisition; and

●	the assumption of known and unknown liabilities of E*TRADE.

If Morgan Stanley is not able to successfully combine the businesses of Morgan Stanley and E*TRADE within the anticipated time frame, or at all, the anticipated cost savings and other benefits of the Merger may not be realized fully, or at all, or may take longer to realize than expected, the combined business may not perform as expected and the value of the Morgan Stanley common shares (including the Common Merger Consideration) may be adversely affected.

Morgan Stanley and E*TRADE have operated and, until completion of the Merger, will continue to operate, independently, and there can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key Morgan Stanley or E*TRADE employees, the loss of clients, the disruption of either company’s or both companies’ ongoing businesses or in unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, the following issues, among others, must be addressed in integrating the operations of Morgan Stanley and E*TRADE in order to realize the anticipated benefits of the Merger so the combined business performs as expected:

●	combining certain of the companies’ operations, financial, reporting and corporate functions;

●	integrating the companies’ technologies;

●	integrating and unifying the product offerings and services available to clients;

●	identifying and eliminating redundant and underperforming functions and assets;

●	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

●	maintaining existing agreements with commercial counterparties and avoiding delays in entering into new agreements with prospective commercial counterparties;

●	addressing possible differences in business backgrounds, corporate cultures and management philosophies;

●	consolidating the companies’ administrative and information technology infrastructure;

●	coordinating sales, distribution and marketing efforts;

●	managing the movement of certain businesses and positions to different locations;

●	coordinating geographically dispersed organizations;

●	consolidating offices of Morgan Stanley and E*TRADE that are currently in or near the same location; and

●	effecting potential actions that may be required in connection with obtaining regulatory approvals.

In addition, at times, the attention of certain members of either company’s or both companies’ management and resources may be focused on completion of the Merger and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and the business of the combined company.

Morgan Stanley and E*TRADE may have difficulty attracting, motivating and retaining executives and other employees in light of the Merger.

Uncertainty about the effect of the Merger on Morgan Stanley and E*TRADE employees may impair Morgan Stanley’s and E*TRADE’s ability to attract, retain and motivate personnel prior to and following the Merger. Employee retention may be particularly challenging during the pendency of the Merger, as employees of Morgan Stanley and E*TRADE may experience uncertainty about their future roles with the combined business. In addition, pursuant to change-in-control provisions in their respective employment agreements or term sheets with E*TRADE, certain employees of E*TRADE are entitled to receive severance payments upon a constructive termination of employment. Such E*TRADE employees potentially could terminate their employment following specified circumstances set forth in their employment agreements or term sheets, including certain changes in such employees’ position, compensation or benefits and collect severance. Such circumstances could occur in connection with the Merger as a result of changes in roles and responsibilities. See “Interests of E*TRADE’s Directors and Executive Officers in the Merger” beginning on page 120 of this proxy statement/prospectus for a further discussion of some of these issues. If employees of Morgan Stanley or E*TRADE depart, the integration of the companies may be more difficult and the combined business following the Merger may be harmed. Furthermore, Morgan Stanley may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the businesses of Morgan Stanley or E*TRADE, and Morgan Stanley’s ability to realize the anticipated benefits of the Merger may be adversely affected. In addition, there could otherwise be disruptions to or distractions for the workforce and management associated with integrating employees into Morgan Stanley.

Completion of the Merger is subject to many conditions and if these conditions are not satisfied or waived, the Merger will not be completed.

The obligation of each of Morgan Stanley, E*TRADE and Merger Sub to complete the Merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of a number of conditions, including, among others: (i) the affirmative vote of the holders of a majority of the shares of E*TRADE common stock outstanding and entitled to vote at the E*TRADE special meeting approving and adopting the merger agreement (which condition described in this clause (i) may not be waived), (ii) (A) the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act and (B) certain governmental filings and/or approvals (as described under “The Merger—Regulatory Approvals Required for the Merger” beginning on page 88 of this proxy statement/prospectus) having been made, obtained or received (or the waiting periods with respect thereto having expired or been terminated), as applicable (in the case of Morgan Stanley and Merger Sub’s obligations to complete the Merger, without the imposition of a Burdensome Condition (see “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 109 of this proxy statement/prospectus for the definition of Burdensome Condition)) and there being no pending litigation or similar legal action by any governmental authority seeking to impose a Burdensome Condition, (iii) absence of (x) any applicable law or order preventing or making illegal the consummation of the Merger or any of the other transactions contemplated by the merger agreement and (y) any litigation or similar legal action by any governmental authority (in any jurisdiction in which Morgan Stanley, E*TRADE or any of their respective subsidiaries conducts material operations) seeking to prohibit or restrain the Merger, (iv) approval for the listing on the NYSE of the shares of Morgan Stanley common stock to be issued in the Merger, subject to official notice of issuance, (v) accuracy of the representations and warranties made in the merger agreement by, in the case of Morgan Stanley and Merger Sub’s obligations to complete the Merger, E*TRADE and, in the case of E*TRADE’s obligation to complete the Merger, Morgan Stanley, in each case, as of the date of the merger agreement and as of the date of completion of the Merger, subject to certain materiality thresholds, (vi) performance in all material respects by, in the case of Morgan Stanley and Merger Sub’s obligations to complete the Merger, E*TRADE and, in the case of E*TRADE’s obligation to complete the Merger, Morgan Stanley and Merger Sub, of the obligations required to be performed by it at or prior to the effective time of the Merger and (vii) the absence since the date of the merger agreement of a material adverse effect on, in the case of Morgan Stanley and Merger Sub’s obligations to complete the Merger, E*TRADE and, in the case of E*TRADE’s obligation to complete the Merger, Morgan Stanley (see “The Merger Agreement—Definition of ‘Material Adverse Effect’” beginning on page 101 of this proxy statement/prospectus for the definition of material adverse effect).

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the Merger, see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 98 of this proxy statement/prospectus.

There can be no assurance that the conditions to the closing of the Merger will be satisfied or waived or that the Merger will be completed. See “Risk Factors—Failure to complete the Merger could negatively impact the stock price and the future business and financial results of Morgan Stanley and E*TRADE” beginning on page 42 of this proxy statement/prospectus.

In order to complete the Merger, Morgan Stanley and E*TRADE must make certain governmental filings and obtain certain governmental authorizations, and if such filings and authorizations are not made or granted or are granted with conditions to the parties, the closing of the Merger may be jeopardized or the anticipated benefits of the Merger could be reduced.

The closing of the Merger is conditioned upon the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act and other required governmental authorizations. Although Morgan Stanley and E*TRADE have agreed in the merger agreement to use their reasonable best efforts, subject to certain limitations, to make certain governmental filings or obtain the required governmental authorizations, as the case may be, there can be no assurance that the relevant waiting periods will expire or that the relevant authorizations will be obtained. In addition, the governmental authorities with or from which these authorizations are required have broad discretion in administering the governing regulations. Adverse developments in Morgan Stanley’s or E*TRADE’s regulatory standing or any other factors considered by regulators in granting such approvals; governmental, political or community group inquiries, investigations or opposition; or changes in legislation or the political environment generally could affect whether and when required governmental authorizations are granted. As a condition to authorization of the Merger, governmental authorities may impose requirements, limitations or costs or place restrictions on the conduct of Morgan Stanley’s business after completion of the Merger. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying the closing of the Merger or imposing additional material costs on or materially limiting the revenues of the combined company following the Merger, or otherwise adversely affecting Morgan Stanley’s businesses and results of operations after completion of the Merger. In addition, there can be no assurance that these terms, obligations or restrictions will not result in the delay or abandonment of the Merger. See “The Merger Agreement—Conditions to Completion of the Merger” and “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on pages 98 and 109, respectively, of this proxy statement/prospectus.

Morgan Stanley’s and E*TRADE’s business relationships may be subject to disruption due to uncertainty associated with the Merger.

Parties with which Morgan Stanley or E*TRADE does business may experience uncertainty associated with the Merger, including with respect to current or future business relationships with Morgan Stanley, E*TRADE or the combined business. Morgan Stanley’s and E*TRADE’s business relationships may be subject to disruption as parties with which Morgan Stanley or E*TRADE does business may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Morgan Stanley, E*TRADE or the combined business. These disruptions could have an adverse effect on the businesses, financial condition, results of operations or prospects of the combined business, including an adverse effect on Morgan Stanley’s ability to realize the anticipated benefits of the Merger. The risk, and adverse effect, of such disruptions could be exacerbated by a delay in completion of the Merger or termination of the merger agreement.

Certain of E*TRADE’s executive officers and directors have interests in the Merger that may be different from your interests as a stockholder of E*TRADE or as a stockholder of Morgan Stanley.

In considering the recommendation of the E*TRADE board of directors to vote for the approval and adoption of the merger agreement, E*TRADE stockholders should be aware that the directors and executive officers of E*TRADE may have interests in the Merger that are different from, or in addition to, the interests of E*TRADE stockholders generally, including potential accelerated vesting of equity awards and severance payments and certain arrangements and agreements with Morgan Stanley. The E*TRADE board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and approving the Merger, and in making its recommendation that E*TRADE stockholders vote to approve and adopt the merger agreement.

For more information, see “Interests of E*TRADE’s Directors and Executive Officers in the Merger” beginning on page 120 of this proxy statement/prospectus.

The merger agreement limits E*TRADE’s ability to pursue alternatives to the Merger and may discourage other companies from trying to acquire E*TRADE for greater consideration than what Morgan Stanley has agreed to pay pursuant to the merger agreement.

The merger agreement contains provisions that make it more difficult for E*TRADE to sell its business to a party other than Morgan Stanley. These provisions include a general prohibition on E*TRADE soliciting any acquisition proposal or offer for a competing transaction. Further, subject to certain exceptions, the E*TRADE board of directors will not withdraw or modify in a manner adverse to Morgan Stanley the recommendation of the E*TRADE board of directors in favor of the approval and adoption of the merger agreement, and Morgan Stanley generally has a right to match any competing acquisition proposals that may be made. Notwithstanding the foregoing, at any time prior to the approval and adoption of the merger agreement by E*TRADE stockholders, the E*TRADE board of directors is permitted to withdraw or modify in a manner adverse to Morgan Stanley the recommendation of the E*TRADE board of directors in favor of the approval and adoption of the merger agreement in certain circumstances if it determines in good faith that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties to E*TRADE stockholders under applicable law. The merger agreement does not require that E*TRADE submit the approval and adoption of the merger agreement to a vote of E*TRADE stockholders if the E*TRADE board of directors changes its recommendation in favor of the approval and adoption of the merger agreement in a manner adverse to Morgan Stanley and terminates the merger agreement in order to enter into an alternative acquisition agreement with respect to a competing transaction in accordance with the terms of the merger agreement. In certain circumstances, upon termination of the merger agreement, E*TRADE will be required to pay a termination fee of $375 million to Morgan Stanley, including if E*TRADE terminates the merger agreement prior to obtaining E*TRADE stockholder approval in order to enter into an alternative acquisition agreement with respect to a competing transaction in accordance with the terms of the merger agreement. See “The Merger Agreement—No Solicitation” beginning on page 106 of this proxy statement/prospectus.

While both E*TRADE and Morgan Stanley believe these provisions and agreements are reasonable and customary and are not preclusive of other offers, the restrictions, including the added expense of the $375 million termination fee that may become payable by E*TRADE to Morgan Stanley in certain circumstances, might discourage a third party that has an interest in acquiring all or a significant part of E*TRADE from considering or proposing that acquisition, even if that party were prepared to pay consideration with a higher per-share value than the consideration payable in the Merger pursuant to the merger agreement.

Failure to complete the Merger could negatively impact the stock price and the future business and financial results of Morgan Stanley and E*TRADE.

If the Merger is not completed for any reason, including as a result of E*TRADE stockholders failing to approve the necessary proposals, the ongoing businesses of Morgan Stanley and E*TRADE may be adversely affected, and without realizing any of the benefits of having completed the Merger, Morgan Stanley and E*TRADE would be subject to a number of risks, including the following:

●	Morgan Stanley and E*TRADE may experience negative reactions from the financial markets, including negative impacts on their respective stock prices;

●	Morgan Stanley and E*TRADE may experience negative reactions from their respective clients, regulators and employees;

●	Morgan Stanley and E*TRADE will be required to pay certain costs relating to the Merger, whether or not the Merger is completed;

●	the merger agreement places certain restrictions on the conduct of Morgan Stanley’s and E*TRADE’s businesses prior to completion of the Merger, and such restrictions, the waiver of which is subject to the written consent of the other party (in certain cases, not to be unreasonably withheld, conditioned or delayed), and subject to certain exceptions and qualifications, may prevent E*TRADE and Morgan Stanley from making certain acquisitions, taking certain other specified actions or otherwise pursuing business opportunities during the pendency of the Merger that Morgan Stanley or E*TRADE would have made, taken or pursued if these restrictions were not in place (see “The Merger Agreement—Conduct of Business Pending the Merger” beginning on page 102 of this proxy statement/prospectus for a description of the restrictive covenants applicable to E*TRADE and Morgan Stanley); and

●	matters relating to the Merger (including integration planning) will require substantial commitments of time and resources by Morgan Stanley and E*TRADE management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to either Morgan Stanley or E*TRADE as an independent company. In the event of a termination of the merger agreement under certain circumstances specified in the merger agreement, E*TRADE may be required to pay a termination fee of $375 million to Morgan Stanley or Morgan Stanley may be required to pay a termination fee of $525 million to E*TRADE. To the extent that a termination fee is not promptly paid by E*TRADE or Morgan Stanley when due, the party failing to pay the termination fee is also required to pay any reasonable and documented costs and expenses (including reasonable legal fees and expenses) incurred by the other party in connection with legal action taken to enforce the merger agreement that results in a judgment for such amount against the party failing to promptly pay such amount, together with interest on the unpaid fee.

There can be no assurance that the risks described above will not materialize. If any of those risks materialize, they may materially and adversely affect Morgan Stanley’s and/or E*TRADE’s businesses, financial condition, financial results, ratings, stock prices and/or bond prices.

In addition, Morgan Stanley and E*TRADE could be subject to litigation related to any failure to complete the Merger or related to any enforcement proceeding commenced against Morgan Stanley or E*TRADE to perform their respective obligations under the merger agreement. If the Merger is not completed, these risks may materialize and may adversely affect Morgan Stanley’s and/or E*TRADE’s businesses, financial condition, financial results, ratings, stock prices and/or bond prices.

The shares of Morgan Stanley common stock to be received by E*TRADE stockholders upon completion of the Merger will have different rights from shares of E*TRADE common stock.

Upon completion of the Merger, E*TRADE stockholders will no longer be stockholders of E*TRADE but will instead become stockholders of Morgan Stanley. E*TRADE stockholders’ rights as stockholders will continue to be governed by Delaware law but the terms of the Morgan Stanley certificate of incorporation and the Morgan Stanley bylaws are in some respects materially different than the terms of the E*TRADE certificate of incorporation and the E*TRADE bylaws, which currently govern the rights of E*TRADE stockholders. See “Comparison of Stockholder Rights” beginning on page 139 of this proxy statement/prospectus for a discussion of the different rights associated with Morgan Stanley common shares.

After the Merger, E*TRADE stockholders will have a significantly lower ownership and voting interest in Morgan Stanley than they currently have in E*TRADE and will exercise less influence over management.

Based on the number of shares of E*TRADE common stock and the E*TRADE equity awards outstanding as of the E*TRADE record date for the E*TRADE special meeting, Morgan Stanley estimates that it will issue approximately [●] shares of Morgan Stanley common stock pursuant to the Merger, provided that Morgan Stanley may be required to reserve additional shares of Morgan Stanley common stock for issuance if the Merger is not completed as of January 1, 2021 and certain E*TRADE equity awards are required to be converted into equity awards of Morgan Stanley pursuant to the merger agreement. The actual number of shares of Morgan Stanley common stock to be issued and reserved for issuance in connection with the Merger will be determined at completion of the Merger based on the exchange ratio and the number of shares of E*TRADE common stock and the E*TRADE equity awards outstanding at that time. Based on the number of shares of E*TRADE common stock outstanding as of [●], 2020, and the number of shares of Morgan Stanley common stock outstanding as of [●], 2020, Morgan Stanley and E*TRADE estimate that, as of immediately following completion of the Merger, holders of Morgan Stanley common stock as of immediately prior to the Merger will hold approximately 87% and holders of E*TRADE common stock immediately prior to the merger will hold approximately 13%, of the outstanding shares of Morgan Stanley common stock (or, on a fully diluted basis, holders of Morgan Stanley common stock as of immediately prior to the Merger will hold approximately 88% and holders of E*TRADE common stock as of immediately prior to the Merger will hold approximately 12% of the shares of Morgan Stanley common stock). Consequently, former E*TRADE stockholders will have less influence over the management and policies of Morgan Stanley than they currently have over the management and policies of E*TRADE.

E*TRADE stockholders are not entitled to appraisal rights in connection with the Merger.

Appraisal rights are statutory rights that enable stockholders to dissent from certain extraordinary transactions, such as certain mergers, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the applicable transaction. Under Delaware law, holders of shares of E*TRADE common stock will not have rights to an appraisal of the fair value of their shares in connection with the Merger. See “The Merger—No Dissenters’ or Appraisal Rights” beginning on page 91 of this proxy statement/prospectus.

Lawsuits have been filed against E*TRADE, Morgan Stanley and the E*TRADE board of directors and other lawsuits may be filed against E*TRADE, Morgan Stanley and their respective board of directors challenging the Merger. An adverse ruling in any such lawsuit may prevent the Merger from being completed.

As of May 20, 2020, seven complaints had been filed by purported E*TRADE stockholders challenging the Merger. The first, filed in the United States District Court for the Southern District of New York by Shiva Stein individually, is captioned Stein v. E*TRADE Financial Corporation et al., case number 1:20-cv-03134-LAP. Stein v. E*TRADE Financial Corporation et al. names as defendants E*TRADE and each member of the E*TRADE board of directors. The second complaint, a putative class action complaint, was filed in the United States District Court for the District of Delaware by John Thompson and is captioned Thompson v. E*TRADE Financial Corporation et al., case number 1:20-cv-00553-RGA. Thompson v. E*TRADE Financial Corporation et al. names as defendants Morgan Stanley, Merger Sub, E*TRADE and each member of the E*TRADE board of directors. The third complaint, filed in the United States District Court for the District of New Jersey by Jacqueline Galeano individually, is captioned Galeano v. E*TRADE Financial Corporation et al., case number 2:20-cv-05123-KM-ESK. Galeano v. E*TRADE Financial Corporation et al. names as defendants E*TRADE and each member of the E*TRADE board of directors. The fourth complaint, a putative class action complaint, was filed in the United States District Court for the Southern District of New York by Kevin Brown and is captioned Brown v. E*TRADE Financial Corporation et al., case number 1:20-cv-03322-UA. Brown v. E*TRADE Financial Corporation et al. names as defendants E*TRADE and each member of the E*TRADE board of directors. The fifth complaint, filed in the United States District Court for the District of New Jersey by Yael Respler individually, is captioned Respler v. E*TRADE Financial Corporation et al., case number 2:20-cv-05229-KM-ESK. Respler v. E*TRADE Financial Corporation et al. names as defendants E*TRADE and each member of the E*TRADE board of directors. The sixth complaint, filed in the United States District Court for the Southern District of New York by Stourbridge Investments LLC individually, is captioned Stourbridge Investments LLC v. E*TRADE Financial Corporation et al., case number 1:20-cv-03457-UA. Stourbridge Investments LLC v. E*TRADE Financial Corporation et al. names as defendants E*TRADE and each member of the E*TRADE board of directors. The seventh complaint, filed in the United States District Court for the Southern District of New York by Chris Ramsubhag individually, is captioned Ramsubhag v. E*TRADE Financial Corporation et al., case number 1:20-cv-03891-UA. Ramsubhag v. E*TRADE Financial Corporation et al. names as defendants E*TRADE and each member of the E*TRADE board of directors.

The complaints generally allege, among other things, that the defendants named therein authorized the filing of a materially incomplete and misleading registration statement. Among other remedies, the complaints seek to enjoin the approval and adoption of the merger agreement by a vote of the E*TRADE stockholders and/or the closing of the Merger, as well as damages, costs and attorneys’ fees. The defendants believe that the claims made in these lawsuits are without merit.

See “The Merger—Litigation Relating to the Merger” beginning on page 92 of this proxy statement/prospectus for more information about the lawsuits related to the Merger that have been filed prior to the date of this proxy statement/prospectus. There can be no assurances that additional complaints or demands will not be filed or made with respect to the Merger. If additional similar complaints or demands are filed or made, absent new or different allegations that are material, neither E*TRADE nor Morgan Stanley will necessarily announce them.

One of the conditions to completion of the Merger is the absence of any applicable law (including any order) being in effect that prohibits completion of the Merger. Accordingly, if a plaintiff is successful in obtaining an order prohibiting completion of the Merger, then such order may prevent the Merger from being completed, or from being completed within the expected time frame.

Morgan Stanley and E*TRADE will incur significant transaction and Merger-related costs in connection with the Merger.

Morgan Stanley and E*TRADE expect to incur a number of non-recurring costs associated with the Merger and combining the operations of the two companies. The significant, non-recurring costs associated with the Merger include, among others, fees and expenses of financial advisors (which are described in “The Merger—Opinions of E*TRADE’s Financial Advisors” beginning on page 73 of this proxy statement/prospectus) and other advisors and representatives, certain employment-related costs relating to employees of E*TRADE (which are described in “Interests of E*TRADE’s Directors and Executive Officers in the Merger” beginning on page 120 of this proxy statement/prospectus), filing fees due in connection with filings required under the HSR Act and filing fees and printing and mailing costs for this proxy statement/prospectus. Some of these costs have already been incurred or may be incurred regardless of whether the Merger is completed, including a portion of the fees and expenses of financial advisors and other advisors and representatives and filing fees for this proxy statement/prospectus. Morgan Stanley also will incur transaction fees and costs related to formulating and implementing integration plans with respect to the two companies, including facilities and systems consolidation costs. Morgan Stanley continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Merger and the integration of the two companies’ businesses. Although Morgan Stanley expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow Morgan Stanley to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.

The Merger may not be accretive, and may be dilutive, to Morgan Stanley’s earnings per share, which may negatively affect the market price of Morgan Stanley common stock following completion of the Merger.

In connection with the completion of the Merger, Morgan Stanley expects to issue approximately [●] Morgan Stanley common shares, provided that Morgan Stanley may be required to reserve additional shares of Morgan Stanley common stock for issuance if the Merger is not completed as of January 1, 2021 and certain E*TRADE equity awards are required to be converted into equity awards of Morgan Stanley pursuant to the merger agreement. The issuance of new Morgan Stanley common shares could have the effect of depressing the market price of Morgan Stanley common shares.

Morgan Stanley currently projects that the Merger will result in a number of benefits, including enhanced competitive positioning and a platform from which to accelerate growth, and that it will ultimately be accretive to earnings per share. This projection is based on preliminary estimates that may materially change. However, future events and conditions could reduce or delay the accretion that is currently projected or result in the Merger being dilutive to Morgan Stanley’s earnings per share, including adverse changes in market conditions, additional transaction and integration related costs and other factors such as the failure to realize some or all of the benefits anticipated in the Merger. Any dilution of, reduction in or delay of any accretion to, Morgan Stanley’s earnings per share could cause the price of shares of Morgan Stanley common stock to decline or grow at a reduced rate.

The future results of the combined company may be adversely impacted if the combined company does not effectively manage its expanded operations following completion of the Merger.

Following completion of the Merger, the size of the combined company’s business will be significantly larger than the current size of either Morgan Stanley’s or E*TRADE’s respective businesses. The combined company’s ability to successfully manage this expanded business will depend, in part, upon management’s ability to implement an effective integration of the two companies and its ability to manage a combined business with significantly larger size and scope with the associated increased costs and complexity. There can be no assurances that the management of the combined company will be successful or that the combined company will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the Merger.

Risks relating to Morgan Stanley and E*TRADE.

Morgan Stanley and E*TRADE are, and following completion of the Merger Morgan Stanley will continue to be, subject to the risks described in (i) Part I, Item 1A, “Risk Factors” in Morgan Stanley’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on February 27, 2020 and Item 8.01, “Other Matters” in Morgan Stanley’s Current Report on Form 8-K filed with the SEC on April 16, 2020, (ii) Part I, Item 1A, “Risk Factors” in E*TRADE’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on February 19, 2020, and (iii) Morgan Stanley’s and E*TRADE’s subsequent filings with the SEC, in each case, which are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 163 of this proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, including the information included or incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Exchange Act. In addition, the management of Morgan Stanley or E*TRADE may make forward-looking statements to analysts, investors, representatives of the media and others. Forward-looking statements include statements that refer to expectations, projections, or other characterizations of future events or circumstances and are identified by words such as “believe,” “anticipate,” “expect,” “estimate,” “assume,” “intend,” “plan,” “forecast,” “explore,” “predict,” “project,” “view,” “will,” “may,” “might,” “aim,” “target,” “intend,” “can,” “could,” “should,” “continue,” “build,” “improve,” “growth,” “increase,” “probably,” “potential,” “strategy,” “seek,” “objective” or the negatives thereof and other similar expressions. These forward-looking statements include, but are not limited to, statements about the anticipated benefits of the Merger, including future financial and operating results and performance, statements about Morgan Stanley’s and E*TRADE’s and the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services, financial projections, the amount and timing of synergies from the Merger and expected timing of completion of the Merger.

These forward-looking statements, which reflect Morgan Stanley’s and E*TRADE’s management’s beliefs, objectives and expectations as of the date of this proxy statement/prospectus, or in the case of any information included or incorporated by reference, as of the date of those documents, are necessarily estimates. Achievement of the expressed beliefs, objectives and expectations is subject to risks and uncertainties that could cause actual results to differ materially.

Factors that may cause actual results to differ include, but are not limited to: the failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all, including stockholder and regulatory approvals; disruptions to the parties’ businesses as a result of the announcement and pendency of the Merger; the parties being unable to successfully implement their integration strategies; the risk that expected revenue, expense and other synergies from the Merger may not be fully realized or may take longer to realize than expected; general market conditions, including the level of interest rates, equity valuations and trading activity; the parties’ ability to attract and retain clients and RIAs and grow those relationships and client assets; competitive pressures on pricing, including deposit rates; the parties’ ability to develop and launch new and enhanced products, services, and capabilities, as well as enhance their infrastructure, in a timely and successful manner; client use of the parties’ advisory solutions and other products and services; client sensitivity to rates; the level of client assets, including cash balances; capital and liquidity needs and management; regulatory guidance; litigation or regulatory matters; any adverse impact of financial reform legislation and related regulations; and natural disasters, war or terrorism activities or pandemics, such as the outbreak of COVID-19 or similar outbreaks, and their effects on economic and business environments in which Morgan Stanley and E*TRADE operate.

Additional factors that could cause Morgan Stanley’s and E*TRADE’s results to differ materially from those described in the forward-looking statements can be found in Morgan Stanley’s and E*TRADE’s filings with the SEC, including the Morgan Stanley 2019 10-K and the E*TRADE 2019 10-K.

You are cautioned not to place undue reliance on Morgan Stanley’s and E*TRADE’s forward-looking statements, which speak only as of the date of this proxy statement/prospectus or the date of any information included or incorporated by reference in this proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning the Merger or other matters addressed in this proxy statement/prospectus and attributable to Morgan Stanley or E*TRADE or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, Morgan Stanley and E*TRADE undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

THE COMPANIES

MORGAN STANLEY

Morgan Stanley is a global financial services firm that maintains significant market positions in each of its business segments-Institutional Securities, Wealth Management and Investment Management. Morgan Stanley, through its subsidiaries and affiliates, provides a wide variety of products and services to a large and diversified group of clients and customers, including corporations, governments, financial institutions and individuals. Unless the context otherwise requires, the terms “Morgan Stanley” or the “Firm” mean Morgan Stanley together with its consolidated subsidiaries.

A description of the clients and principal products and services of each of Morgan Stanley’s business segments is as follows:

●

Institutional Securities provides investment banking, sales and trading, lending and other services to corporations, governments, financial institutions and high to ultra-high net worth clients. Investment banking services consist of capital raising and financial advisory services, including services relating to the underwriting of debt, equity and other securities, as well as advice on mergers and acquisitions, restructurings, real estate and project finance. Sales and trading services include sales, financing, prime brokerage and market making activities in equity and fixed income products, including foreign exchange and commodities. Lending activities include originating corporate loans and commercial real estate loans, providing secured lending facilities, and extending financing to sales and trading customers. Other activities include Asia wealth management services, investments and research.

●

Wealth Management provides a comprehensive array of financial services and solutions to individual investors and small to medium sized businesses and institutions covering: brokerage and investment advisory services; financial and wealth planning services; stock plan administration services; annuity and insurance products; securities based lending, residential real estate loans and other lending products; banking; and retirement plan services.

●

Investment Management provides investment strategies and products that span geographies, asset classes, and public and private markets to a diverse group of clients across institutional and intermediary channels. Strategies and products, which are offered through a variety of investment vehicles, include equity, fixed income, liquidity and alternative/other products. Institutional clients include defined benefit/defined contribution plans, foundations, endowments, government entities, sovereign wealth funds, insurance companies, third-party fund sponsors and corporations. Individual clients are generally served through intermediaries, including affiliated and non-affiliated distributors. Morgan Stanley’s significant regulated U.S. and international subsidiaries include:

Morgan Stanley & Co. LLC, registered broker-dealer;

●	Morgan Stanley Smith Barney LLC, registered broker-dealer and investment adviser;
●	Morgan Stanley Bank, N.A. and Morgan Stanley Private Bank, National Association, principal U.S. banking entities;
●	Morgan Stanley & Co. International plc, principal U.K. broker-dealer; and
●

Morgan Stanley MUFG Securities Co., Ltd., a joint venture company in Japan formed by Morgan Stanley and MUFG, in which Morgan Stanley owns a 40% economic interest and MUFG owns the other 60% economic interest.

Morgan Stanley was originally incorporated under the laws of the State of Delaware on October 1, 1981, and its predecessor companies date back to 1924. Morgan Stanley common stock is traded on the NYSE under the symbol “MS.”

The principal executive offices of Morgan Stanley are located at 1585 Broadway, New York, New York 10036; its telephone number is (212) 761-4000; and its website is www.morganstanley.com.

Based on share ownership of Morgan Stanley that MUFG has disclosed in its filings with the SEC, as of March 23, 2020, MUFG beneficially owned approximately 24% of the outstanding shares of common stock of Morgan Stanley.

This proxy statement/prospectus incorporates important business and financial information about Morgan Stanley from other documents that are not included in or delivered with this proxy statement/prospectus. For a list of the documents that are incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 163 of this proxy statement/prospectus.

E*TRADE FINANCIAL CORPORATION

E*TRADE and its subsidiaries provide financial services including brokerage and banking products and services to traders, investors, stock plan administrators and participants, and RIAs. Securities products and services are offered by E*TRADE Securities LLC (Member FINRA/SIPC). Commodity futures and options on futures products and services are offered by E*TRADE Futures LLC (Member NFA). Managed Account Solutions are offered through E*TRADE Capital Management, LLC, a registered investment adviser. Bank products and services are offered by E*TRADE Bank, and RIA custody solutions are offered by E*TRADE Savings Bank, both of which are federal savings banks (Members FDIC). Employee stock and student loan benefit plan solutions are offered by E*TRADE Financial Corporate Services, Inc.

E*TRADE common stock is traded on the Nasdaq under the symbol “ETFC.” Following the Merger, E*TRADE common stock will be delisted from the Nasdaq.

The principal executive offices of E*TRADE are located at 671 North Glebe Road, Ballston Tower, Arlington, VA 22203-2120.

Additional information about E*TRADE and its subsidiaries are included in documents incorporated by reference into this proxy statement/prospectus. For a list of the documents that are incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 163 of this proxy statement/prospectus.

MOON-EAGLE MERGER SUB, INC.

Merger Sub is a wholly owned subsidiary of Morgan Stanley. Merger Sub was formed solely for the purpose of completing the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger.

Merger Sub was incorporated in the State of Delaware on February 14, 2020. The principal executive offices of Merger Sub are located at 1585 Broadway, New York, New York 10036, and its telephone number is (212) 761-4000.

MOON-EAGLE MERGER SUB II, LLC

Second Merger Sub is a wholly owned subsidiary of Morgan Stanley. Second Merger Sub was formed solely for the purpose of completing the Mergers. Second Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Mergers.

Second Merger Sub was incorporated in the State of Delaware on February 24, 2020. The principal executive offices of Second Merger Sub are located at 1585 Broadway, New York, New York 10036, and its telephone number is (212) 761-4000.

THE E*TRADE SPECIAL MEETING

GENERAL

This proxy statement/prospectus is being provided to E*TRADE stockholders as part of a solicitation of proxies by the E*TRADE board of directors for use at the E*TRADE special meeting and at any adjournments or postponements thereof. This proxy statement/prospectus provides E*TRADE stockholders with information they need to know to be able to vote or instruct their vote to be cast at the E*TRADE special meeting or any adjournment or postponement thereof and should be read carefully in its entirety. In addition, this proxy statement/prospectus constitutes a prospectus for Morgan Stanley in connection with the issuance by Morgan Stanley of Morgan Stanley common stock and Morgan Stanley preferred stock pursuant to the merger agreement.

DATE, TIME AND PLACE OF THE E*TRADE SPECIAL MEETING

Due to concerns regarding COVID-19 and to assist in protecting the health and well-being of our stockholders and employees, the E*TRADE special meeting will be held exclusively in a virtual format to provide a consistent experience to all stockholders regardless of location, on [●] at [●] [a.m.] Eastern Time. We have adopted a virtual format for the E*TRADE special meeting to make participation accessible for stockholders from any geographic location with Internet connectivity. We designed the format of the E*TRADE special meeting to ensure that our stockholders who attend the E*TRADE special meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting. You are entitled to attend and participate in the E*TRADE special meeting only if you were a stockholder of record as of the close on [●], 2020, the record date for the E*TRADE special meeting, or hold a valid proxy of such a stockholder for the E*TRADE special meeting. To be admitted to the E*TRADE special meeting at [www.virtualshareholdermeeting.com/[●]], you must enter the 16-digit control number found on your proxy card or voting instruction form. Please note that you will not be able to attend the virtual E*TRADE special meeting in person.

PURPOSES OF THE E*TRADE SPECIAL MEETING

The E*TRADE special meeting is being held to consider and vote upon the following proposals:

●

Proposal 1—the merger agreement proposal: to adopt the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and the material provisions of which are summarized in “The Merger Agreement” beginning on page 94 of this proxy statement/prospectus, pursuant to which, among other things, Merger Sub will merge with and into E*TRADE and each outstanding share of E*TRADE common stock (other than excluded shares) will be converted into the right to receive 1.0432 shares of Morgan Stanley common stock and cash in lieu of fractional shares, if any, without interest and subject to any applicable withholding taxes;

●

Proposal 2—the advisory compensation proposal: to approve, on an advisory (non-binding) basis, certain compensation that may be paid or become payable to E*TRADE’s named executive officers in connection with the Merger, the value of which is disclosed in the table in “Interests of E*TRADE’s Directors and Executive Officers in the Merger—Golden Parachute Compensation” beginning on page 124 of this proxy statement/prospectus; and

●

Proposal 3—the adjournment proposal: to adjourn the E*TRADE special meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger agreement proposal if there are not sufficient votes at the time of such adjournment to adopt the merger agreement.

RECOMMENDATION OF THE E*TRADE BOARD OF DIRECTORS

The E*TRADE board of directors unanimously recommends that the E*TRADE stockholders vote:

●	Proposal 1: “FOR” the merger agreement proposal;
●	Proposal 2: “FOR” the advisory compensation proposal; and
●	Proposal 3: “FOR” the adjournment proposal.

The E*TRADE board of directors unanimously (i) determined that it is in the best interests of E*TRADE and its stockholders, and declared it advisable, for E*TRADE to enter into the merger agreement, (ii) approved the execution, delivery and performance by E*TRADE of the merger agreement and the consummation of the transactions contemplated thereby, including the Merger, and (iii) resolved to recommend adoption of the merger agreement by E*TRADE’s stockholders and that the adoption of the merger agreement be submitted to a vote at a meeting of E*TRADE’s stockholders.

This proxy statement/prospectus contains important information regarding these proposals and factors that E*TRADE stockholders should consider when deciding how to cast their votes. E*TRADE stockholders are encouraged to read carefully this proxy statement/prospectus in its entirety, including the annexes to this proxy statement/ prospectus and documents incorporated by reference into this proxy/prospectus, for more detailed information regarding the merger agreement and the Merger and other transactions contemplated by the merger agreement.

YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES THAT YOU OWN. The Merger between E*TRADE and Morgan Stanley cannot be completed without the adoption of the merger agreement by the affirmative vote, via the E*TRADE meeting website or by proxy, of holders representing a majority of the voting power of the outstanding shares of E*TRADE common stock entitled to vote on the merger agreement proposal as of the record date for the E*TRADE special meeting.

THE ADVISORY COMPENSATION PROPOSAL AND INTERESTS OF E*TRADE’S DIRECTORS AND EXECUTIVE OFFICERS

In considering the recommendations of the E*TRADE board of directors, E*TRADE stockholders should be aware that E*TRADE’s directors and executive officers may have interests that are different from, or in addition to, the interests of E*TRADE stockholders more generally. For more information see “Interests of E*TRADE’s Directors and Executive Officers in the Merger—Golden Parachute Compensation” beginning on page 124 of this proxy statement/prospectus.

Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Act, requires that E*TRADE provide its stockholders with the opportunity to vote to approve, on an advisory (non-binding) basis, certain compensation that may be paid or become payable to E*TRADE’s named executive officers in connection with the Merger, as disclosed in this proxy statement/prospectus, including the compensation table and the related narrative named executive officer compensation disclosures set forth in “Interests of E*TRADE’s Directors and Executive Officers in the Merger—Golden Parachute Compensation” beginning on page 124 of this proxy statement/prospectus. This vote is commonly referred to as a “golden parachute say on pay” vote.

Accordingly, E*TRADE is seeking approval of the following resolution at the E*TRADE special meeting:

“RESOLVED, that E*TRADE’s stockholders approve, on an advisory (non-binding) basis, certain compensation that may be paid or become payable to E*TRADE’s named executive officers in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in “Interests of E*TRADE’s Directors and Executive Officers in the Merger—Golden Parachute Compensation” beginning on page 124 of this proxy statement/ prospectus (which disclosure includes the compensation table and related narrative named executive officer compensation disclosures required pursuant to Item 402(t) of Regulation S-K).”

E*TRADE stockholders should note that the advisory compensation proposal is merely an advisory vote, which will not be binding on E*TRADE, Morgan Stanley or their respective boards of directors. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, if the Merger is consummated, the eligibility of the E*TRADE named executive officers for such payments and benefits will not be affected by the outcome of the advisory vote.

The proposal to approve, on an advisory (non-binding) basis, certain compensation that may be paid or become payable to E*TRADE’s named executive officers in connection with the Merger is a vote separate and apart from the vote on the proposal to adopt the merger agreement. Accordingly, an E*TRADE stockholder may vote to approve one proposal and not the other. Approval of the advisory compensation proposal is not a condition to the completion of the Merger.

ATTENDANCE AT THE E*TRADE SPECIAL MEETING

To be admitted to the E*TRADE special meeting at [www.virtualshareholdermeeting.com/[●]], you must enter the 16-digit control number found on your proxy card or voting instruction form. If you do not have a control number, please contact your broker, bank or other nominee as soon as possible so that you can be provided with a control number and gain access to the meeting.

RECORD DATE

The record date for the determination of stockholders entitled to receive notice of and to vote at the E*TRADE special meeting is [●], 2020. Only E*TRADE stockholders who held shares of common stock of E*TRADE of record at the close of business on [●], 2020 are entitled to vote at the E*TRADE special meeting and any adjournment or postponement of the E*TRADE special meeting.

OUTSTANDING SHARES AS OF RECORD DATE

As of the close of business on the record date, there were [●] shares of E*TRADE common stock outstanding, held by [●] holders of record.

A complete list of E*TRADE stockholders of record entitled to vote at the E*TRADE special meeting will be available for inspection at the principal place of business of E*TRADE at 671 North Glebe Road, Ballston Tower, Arlington, Virginia 22203 during regular business hours for a period of no less than 10 days before the E*TRADE special meeting. If E*TRADE’s headquarters are closed for health and safety reasons related to COVID-19 during such period, the list of stockholders will be made available for inspection upon request via e-mail to IR@etrade.com, subject to E*TRADE’s satisfactory verification of stockholder status. The list of stockholders will also be made available online during the E*TRADE special meeting at the E*TRADE meeting website.

QUORUM

A quorum is necessary to conduct business at the E*TRADE special meeting. A quorum requires the presence at the E*TRADE special meeting of a majority of the outstanding shares of E*TRADE common stock entitled to vote on each matter considered at the E*TRADE special meeting, via the E*TRADE meeting website or represented by proxy.

For purposes of determining whether there is a quorum, all shares that are present will count towards the quorum, which will include proxies received but marked as abstentions and will exclude broker non-votes. Broker non-votes occur when a beneficial owner holding shares in “street name” does not instruct the broker, bank or other nominee that is the record owner of such stockholder’s shares on how to vote those shares on a particular proposal.

VOTE REQUIRED

The votes required for each proposal are as follows:

●

Proposal 1—the merger agreement proposal. The affirmative vote, via the E*TRADE meeting website or by proxy, of holders of a majority of the outstanding shares of E*TRADE common stock on the record date and entitled to vote thereon is required to adopt the merger agreement proposal. The required vote on Proposal 1 is based on the number of outstanding shares—not the number of shares actually voted. The failure of any E*TRADE stockholder to submit a vote (i.e., by not submitting a proxy and not voting at the E*TRADE special meeting) and any abstention from voting by an E*TRADE stockholder will have the same effect as a vote against the merger agreement proposal. Because the merger agreement proposal is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the merger agreement proposal, and will not be able to vote on the merger agreement proposal absent instructions from the beneficial owner of any E*TRADE shares held of record by them. As a result, a broker non-vote will have the same effect as a vote “against” the merger agreement proposal.

●

Proposal 2—the advisory compensation proposal. The affirmative vote of the majority of the voting power present via the E*TRADE meeting website or represented by proxy and entitled to vote on the advisory compensation proposal at the E*TRADE special meeting at which a quorum is present, via the E*TRADE meeting website or by proxy, is required to approve the advisory compensation proposal. The required vote on the advisory compensation proposal is based on the number of shares present—not the number of outstanding shares. Abstentions from voting by an E*TRADE stockholder attending the E*TRADE special meeting via the E*TRADE meeting website or voting by proxy will have the same effect as a vote against the advisory compensation proposal. A failure to attend the E*TRADE special meeting via the E*TRADE meeting website or by proxy will have no effect on the outcome of the vote on the advisory compensation proposal. Brokers, banks and other nominees do not have discretionary authority to vote on the advisory compensation proposal and will not be able to vote on the advisory compensation proposal absent instructions from the beneficial owner of any E*TRADE shares held of record by them. As a result, broker non-votes will have no effect on the outcome of the vote on the advisory compensation proposal. While the E*TRADE board of directors intends to consider the vote resulting from the advisory compensation proposal, the vote is advisory only and therefore not binding on E*TRADE or Morgan Stanley, and, if the proposed Merger is approved by E*TRADE stockholders and consummated, the compensation that is the subject of the advisory compensation proposal will be payable even if the advisory compensation proposal is not approved.

●

Proposal 3—the adjournment proposal. The affirmative vote of the majority of the voting power present via the E*TRADE meeting website or represented by proxy and entitled to vote on the adjournment proposal at the E*TRADE special meeting, whether or not a quorum is present, via the E*TRADE meeting website or by proxy, is required to approve the adjournment proposal. The required vote on the adjournment proposal is based on the number of shares present—not the number of outstanding shares. Abstentions from voting by an E*TRADE stockholder attending the E*TRADE special meeting via the E*TRADE meeting website or voting by proxy will have the same effect as a vote against the adjournment proposal. A failure to attend the E*TRADE special meeting via the E*TRADE meeting website or by proxy will have no effect on the outcome of the vote on the adjournment proposal. Brokers, banks and other nominees do not have discretionary authority to vote on the adjournment proposal and will not be able to vote on adjournment proposal absent instructions from the beneficial owner of any E*TRADE shares held of record by them. As a result, broker non-votes will have no effect on the outcome of the vote on the adjournment proposal.

SHARE OWNERSHIP AND VOTING BY E*TRADE’S DIRECTORS AND EXECUTIVE OFFICERS

At the close of business on the record date for the E*TRADE special meeting, E*TRADE’s directors and executive officers had the right to vote approximately [●] shares of the then-outstanding E*TRADE common stock at the E*TRADE special meeting, collectively representing approximately less than [●]% of the E*TRADE common stock outstanding and entitled to vote on that date. We currently expect that E*TRADE’s directors and executive officers will vote their shares “FOR” Proposal 1 (the merger agreement proposal), “FOR” Proposal 2 (the advisory compensation proposal) and “FOR” Proposal 3 (the adjournment proposal), although they have no obligation to do so.

HOW TO VOTE

E*TRADE stockholders of record as of the close of business on the record date may have their shares voted by submitting a proxy or may vote at the E*TRADE special meeting by following the instructions provided on the enclosed proxy card. E*TRADE recommends that E*TRADE stockholders entitled to vote submit a proxy even if they plan to attend the E*TRADE special meeting.

E*TRADE stockholders who hold their shares beneficially in “street name” and wish to submit a proxy must provide instructions to the broker, bank, trustee or other nominee that holds their shares of record as to how to vote their shares with respect to Proposals 1, 2 and 3. E*TRADE stockholders who hold their shares beneficially and wish to vote at the E*TRADE special meeting must receive a voting instruction form with a 16-digit control number from their broker, bank, trustee or other nominee.

E*TRADE stockholders of record may submit a proxy in one of three ways or vote at the E*TRADE special meeting:

●

Internet: E*TRADE stockholders may submit their proxy over the Internet at the following website: www. proxyvote.com. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m. Eastern Time, on [●], 2020. Stockholders will be given an opportunity to confirm that their voting instructions have been properly recorded. E*TRADE stockholders who submit a proxy this way should NOT send in their proxy card by mail.

●

Telephone: E*TRADE stockholders may submit their proxy by calling Broadridge at 1-800-690-6903. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m. Eastern Time, on [●], 2020. E*TRADE stockholders who submit a proxy this way should NOT send in their proxy card.

●

Mail: E*TRADE stockholders may submit their proxy by properly completing, signing, dating and mailing their proxy card in the postage-paid envelope (if mailed in the United States) included with this proxy statement/prospectus. E*TRADE stockholders who vote this way should mail the proxy card early enough so that it is received before the date of the E*TRADE special meeting.

●

At the Virtual E*TRADE Special Meeting: All stockholders of record may vote online during the E*TRADE special meeting via the Internet at [www.virtualshareholdermeeting.com/[●]]. Street name holders may vote online during the E*TRADE special meeting if they receive a voting instruction form with a 16-digit control number. You may cast your vote electronically during the E*TRADE special meeting using the 16-digit control number found on your proxy card or voting instruction form. If you do not have a control number, please contact your broker, bank or other nominee as soon as possible so that you can be provided with a control number.

E*TRADE stockholders are encouraged to submit a proxy promptly. Each valid proxy received in time will be voted at the E*TRADE special meeting according to the choice specified, if any. Executed but uninstructed proxies (i.e., proxies that are properly signed, dated and returned but are not marked to tell the proxies how to vote) will be voted in accordance with the recommendations of the E*TRADE board of directors.

SHARES HELD IN “STREET NAME”

E*TRADE stockholders who hold shares of E*TRADE common stock in a stock brokerage account or through a bank, broker or other nominee (“street name” stockholders) who wish to vote at the E*TRADE special meeting should be provided a voting instruction form by the bank, broker or other nominee that holds their shares. If you are a street name stockholder and this has not occurred, contact the bank, broker or other nominee that holds your shares of record. A number of banks and brokerage firms participate in a program that also permits “street name” stockholders to direct their vote by telephone or over the Internet. If your shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these shares by telephone or over the Internet by following the voting instructions enclosed with the proxy form from the bank or brokerage firm. The Internet and telephone proxy procedures are designed to authenticate stockholders’ identities, to allow stockholders to give their proxy voting instructions and to confirm that those instructions have been properly recorded. Votes directed by telephone or over the Internet through such a program must be received by [●], on [●], 2020. Directing the voting of your shares will not affect your right to vote at the E*TRADE special meeting if you decide to attend the E*TRADE special meeting; however, you must use the 16-digit control number set forth on the voting instruction form received from your bank, broker or other nominee to vote your shares held in “street name” at the E*TRADE special meeting. Voting at the E*TRADE special meeting using the 16-digit control number set forth on the voting instruction form received from your bank, broker or other nominee prior to the deadline described above will automatically cancel any voting directions you have previously given by telephone or over the Internet with respect to your shares.

In accordance with the rules of the Nasdaq, brokers, banks and other nominees who hold shares of E*TRADE common stock in “street name” for their customers do not have discretionary authority to vote the shares with respect to the merger agreement proposal, the advisory compensation proposal and the adjournment proposal. Accordingly, if brokers, banks or other nominees do not receive specific voting instructions from the beneficial owner of such shares, they may not vote such shares with respect to these proposals. Under such circumstance, a “broker non-vote” would arise. “Broker non-votes,” if any, will not be considered present at the special meeting for purposes of determining whether a quorum is present at the special meeting, will have the same effect as a vote “AGAINST” the merger agreement proposal and, assuming a quorum is present, will have no effect on the advisory compensation proposal or on the adjournment proposal. Thus, for shares of E*TRADE common stock held in “street name,” only shares of E*TRADE common stock affirmatively voted “FOR” the merger agreement proposal will be counted as a vote in favor of such proposal.

REVOCATION OF PROXIES

E*TRADE stockholders of record may revoke their proxies at any time before their shares are voted at the E*TRADE special meeting in any of the following ways:

●	sending a written notice of revocation to E*TRADE at 671 North Glebe Road, Ballston Tower, Arlington, VA 22203 Attention: Corporate Secretary, which notice must be received before shares are voted at the E*TRADE special meeting;

●	properly submitting a new, later-dated, proxy card which must be received before shares are voted at the E*TRADE special meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

●	submitting a proxy via the Internet or by telephone at a later date, which must be received by 11:59 p.m. Eastern Time, on [●], 2020 (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

●	attending the E*TRADE special meeting and voting at the E*TRADE special meeting. Attendance at the E*TRADE special meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

Beneficial owners of E*TRADE common stock may change their voting instruction by submitting new voting instructions to the brokers, banks or other nominees that hold their shares of record or by following the instructions for voting set forth on the voting instruction form with a 16-digit control number provided by their brokers, banks or other nominees and voting at the E*TRADE special meeting.

E*TRADE stockholders that hold their shares in “street name” through a broker, bank or other nominee will need to follow the instructions provided by their broker, bank or other nominee in order to revoke their proxies or submit new voting instructions.

INSPECTOR OF ELECTION

The E*TRADE board of directors has appointed a representative of [●] to act as the inspector of election at the E*TRADE special meeting.

SOLICITATION OF PROXIES

E*TRADE and Morgan Stanley will equally share the proxy solicitation costs related to the E*TRADE special meeting. This includes the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials to E*TRADE stockholders. In addition to sending and making available these proxy materials, some of E*TRADE’s directors, officers and other employees may solicit proxies by contacting E*TRADE stockholders by telephone, by mail, by e-mail or at the E*TRADE special meeting via the E*TRADE meeting website. E*TRADE stockholders may also be solicited by press releases issued by E*TRADE and/or Morgan Stanley, postings on E*TRADE’s or Morgan Stanley’s websites and advertisements in periodicals. None of E*TRADE’s directors, officers or employees will receive any extra compensation for their solicitation services. E*TRADE has also retained Innisfree M&A Incorporated to assist in the solicitation of proxies for a fee expected not to exceed $25,000, plus reasonable out-of-pocket expenses. E*TRADE and Morgan Stanley may also reimburse brokers, banks and other nominees representing beneficial owners of shares of E*TRADE common stock for their expenses in sending proxy solicitation materials to such beneficial owners and obtaining their proxies.

ADJOURNMENTS AND POSTPONEMENTS

The E*TRADE special meeting may be adjourned or postponed, if necessary or appropriate, in the absence of a quorum by the affirmative vote of holders of a majority of the E*TRADE shares having voting power present at the E*TRADE special meeting via the E*TRADE meeting website or represented by proxy at the E*TRADE special meeting. Even if a quorum is present, the E*TRADE special meeting may also be adjourned in order to provide more time to solicit additional proxies in favor of adoption of the merger agreement if sufficient votes are cast in favor of the adjournment proposal. If a sufficient number of shares of E*TRADE common stock is present or represented, via the E*TRADE meeting website or by proxy, and voted in favor of the merger agreement proposal at the special meeting such that the E*TRADE stockholder approval shall have been obtained, E*TRADE does not anticipate that it will adjourn or postpone the special meeting.

Any adjournment or postponement of the special meeting will allow E*TRADE’s stockholders who have already sent in their proxies to revoke them at any time before their use at the E*TRADE special meeting that was adjourned or postponed. If the adjournment is for more than 30 days or if after the adjournment a new record date is set for the adjourned meeting, a notice of the adjourned meeting must be given to each stockholder of record entitled to vote at the special meeting.

OTHER MATTERS

At this time, E*TRADE knows of no other matters to be submitted at the E*TRADE special meeting.

HOUSEHOLDING OF PROXY STATEMENT/PROSPECTUS

Under SEC rules, a single copy of this proxy statement will be delivered in one envelope to multiple stockholders having the same last name and address and to individuals with more than one account registered at American Stock Transfer & Trust Company, LLC with the same address, unless contrary instructions have been received from an affected stockholder. This procedure, referred to as “householding,” reduces the volume of duplicate materials that stockholders receive and reduces mailing expenses.

You may revoke your consent to future householding mailings or enroll in householding by submitting a written request to E*TRADE’s Corporate Secretary at E*TRADE’s principal offices located at 671 North Glebe Road, Ballston Tower, Arlington, VA 22203-2120. You may also send an email to ir@etrade.com or call E*TRADE at (646) 521-4340.

E*TRADE will promptly deliver, upon verbal or written request, a separate copy of the Notice of Internet Availability and other proxy materials to any stockholder residing at an address to which only a single copy of the documents was originally delivered. Requests for additional copies should be directed to E*TRADE’s Corporate Secretary as described above.

QUESTIONS AND ADDITIONAL INFORMATION

E*TRADE stockholders may contact E*TRADE’s proxy solicitor, Innisfree M&A Incorporated, with any questions concerning the merger agreement or the Merger or the other transactions contemplated by the merger agreement, or the accompanying proxy statement/prospectus, or if they would like additional copies of this proxy statement/prospectus or documents incorporated by reference herein, or need help voting their shares of E*TRADE common stock:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders May Call Toll-Free: (888) 750-5834
Banks & Brokers May Call Collect: (212) 750-5833

E*TRADE stockholders should not return their stock certificates or send documents representing E*TRADE common stock with the enclosed proxy card. If the Merger is completed, the exchange agent for the Merger will send to E*TRADE stockholders a letter of transmittal and related materials and instructions for exchanging shares of E*TRADE common stock.

THE MERGER

GENERAL

This proxy statement/prospectus is being provided to holders of E*TRADE common stock in connection with the solicitation of proxies to be voted at the E*TRADE special meeting and at any adjournments or postponements of the E*TRADE special meeting. At the E*TRADE special meeting, E*TRADE will ask E*TRADE stockholders to consider and vote on (i) the merger agreement proposal, (ii) the advisory compensation proposal and (iii) the adjournment proposal.

The merger agreement provides for, among other things, the merger of Merger Sub with and into E*TRADE, with E*TRADE continuing as the surviving corporation and a wholly owned subsidiary of Morgan Stanley. The Merger will not be completed unless E*TRADE stockholders approve and adopt the merger agreement. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus. You are urged to read the merger agreement in its entirety because it is the legal document that governs the Merger. For additional information about the Merger, see “The Merger Agreement—Structure of the Merger” and “The Merger Agreement—Merger Consideration” beginning on pages 94 and 95, respectively, of this proxy statement/prospectus.

If the Merger is completed, each outstanding share of E*TRADE common stock (with certain exceptions described in this proxy statement/prospectus) will be entitled to the right to receive the Common Merger Consideration, without interest and subject to any applicable withholding taxes for cash paid in lieu of fractional shares. Although the number of shares of Morgan Stanley common stock that E*TRADE stockholders will receive in the Merger is fixed, the market value of the Common Merger Consideration will fluctuate with the market price of Morgan Stanley common stock and will not be known at the time that E*TRADE stockholders vote to adopt the merger agreement. Based on the closing price of Morgan Stanley’s common stock on the NYSE on February 19, 2020, the last trading day before the public announcement of the Merger, the 1.0432 exchange ratio represented approximately $58.74 in implied value for each share of E*TRADE common stock. Based on Morgan Stanley’s closing price on [●], 2020 of $[●], the 1.0432 exchange ratio represented approximately $[●] in implied value for each share of E*TRADE common stock. The market price of Morgan Stanley common stock when E*TRADE stockholders receive those shares after the Merger is completed could be greater than, less than or the same as the market price of shares of Morgan Stanley common stock on the date of this proxy statement/prospectus or at the time of the E*TRADE special meeting.

THE PARTIES

Morgan Stanley

Morgan Stanley is a global financial services firm that maintains significant market positions in each of its business segments-Institutional Securities, Wealth Management and Investment Management. Morgan Stanley, through its subsidiaries and affiliates, provides a wide variety of products and services to a large and diversified group of clients and customers, including corporations, governments, financial institutions and individuals. Unless the context otherwise requires, the terms “Morgan Stanley” or the “Firm” mean Morgan Stanley together with its consolidated subsidiaries.

A description of the clients and principal products and services of each of Morgan Stanley’s business segments is as follows:

●	Institutional Securities provides investment banking, sales and trading, lending and other services to corporations, governments, financial institutions and high to ultra-high net worth clients. Investment banking services consist of capital raising and financial advisory services, including services relating to the underwriting of debt, equity and other securities, as well as advice on mergers and acquisitions, restructurings, real estate and project finance. Sales and trading services include sales, financing, prime brokerage and market making activities in equity and fixed income products, including foreign exchange and commodities. Lending activities include originating corporate loans and commercial real estate loans, providing secured lending facilities, and extending financing to sales and trading customers. Other activities include Asia wealth management services, investments and research.

●	Wealth Management provides a comprehensive array of financial services and solutions to individual investors and small to medium sized businesses and institutions covering: brokerage and investment advisory services; financial and wealth planning services; stock plan administration services; annuity and insurance products; securities based lending, residential real estate loans and other lending products; banking; and retirement plan services.

●	Investment Management provides investment strategies and products that span geographies, asset classes, and public and private markets to a diverse group of clients across institutional and intermediary channels. Strategies and products, which are offered through a variety of investment vehicles, include equity, fixed income, liquidity and alternative/other products. Institutional clients include defined benefit/defined contribution plans, foundations, endowments, government entities, sovereign wealth funds, insurance companies, third-party fund sponsors and corporations. Individual clients are generally served through intermediaries, including affiliated and non-affiliated distributors.

Morgan Stanley’s significant regulated U.S. and international subsidiaries include:

●	Morgan Stanley & Co. LLC, registered broker-dealer;

●	Morgan Stanley Smith Barney LLC, registered broker-dealer and investment adviser;

●	Morgan Stanley Bank, N.A. and Morgan Stanley Private Bank, National Association, principal U.S. banking entities;

●	Morgan Stanley & Co. International plc, principal U.K. broker-dealer; and

●	Morgan Stanley MUFG Securities Co., Ltd., a joint venture company in Japan formed by Morgan Stanley and MUFG, in which Morgan Stanley owns a 40% economic interest and MUFG owns the other 60% economic interest.

Morgan Stanley was originally incorporated under the laws of the State of Delaware on October 1, 1981, and its predecessor companies date back to 1924. Morgan Stanley common stock is traded on the NYSE under the symbol “MS.”

The principal executive offices of Morgan Stanley are located at 1585 Broadway, New York, New York 10036; its telephone number is (212) 761-4000; and its website is www.morganstanley.com.

Based on share ownership of Morgan Stanley that MUFG has disclosed in its filings with the SEC, as of March 23, 2020, MUFG beneficially owned approximately 24% of the outstanding shares of common stock of Morgan Stanley.

This proxy statement/prospectus incorporates important business and financial information about Morgan Stanley from other documents that are not included in or delivered with this proxy statement/prospectus. For a list of the documents that are incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 163 of this proxy statement/prospectus.

E*TRADE Financial Corporation

E*TRADE and its subsidiaries provide financial services including brokerage and banking products and services to traders, investors, stock plan administrators and participants, and RIAs. Securities products and services are offered by E*TRADE Securities LLC (Member FINRA/SIPC). Commodity futures and options on futures products and services are offered by E*TRADE Futures LLC (Member NFA). Managed Account Solutions are offered through E*TRADE Capital Management, LLC, a registered investment adviser. Bank products and services are offered by E*TRADE Bank, and RIA custody solutions are offered by E*TRADE Savings Bank, both of which are federal savings banks (Members FDIC). Employee stock and student loan benefit plan solutions are offered by E*TRADE Financial Corporate Services, Inc.

E*TRADE common stock is traded on the Nasdaq under the symbol “ETFC.” Following the Merger, E*TRADE common stock will be delisted from the Nasdaq.

The principal executive offices of E*TRADE are located at 671 North Glebe Road, Ballston Tower, Arlington, VA 22203-2120.

Additional information about E*TRADE and its subsidiaries are included in documents incorporated by reference into this proxy statement/prospectus. For a list of the documents that are incorporated by reference in this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 163 of this proxy statement/prospectus.

Moon-Eagle Merger Sub, Inc.

Merger Sub is a wholly owned subsidiary of Morgan Stanley. Merger Sub was formed solely for the purpose of completing the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger.

Merger Sub was incorporated in the State of Delaware on February 14, 2020. The principal executive offices of Merger Sub are located at 1585 Broadway, New York, New York 10036, and its telephone number is (212) 761-4000.

Moon-Eagle Merger Sub II, LLC

Second Merger Sub is a wholly owned subsidiary of Morgan Stanley. Second Merger Sub was formed solely for the purpose of completing the Mergers. Second Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Mergers.

Second Merger Sub was incorporated in the State of Delaware on February 24, 2020. The principal executive offices of Second Merger Sub are located at 1585 Broadway, New York, New York 10036, and its telephone number is (212) 761-4000.

BACKGROUND OF THE MERGER

As part of their ongoing evaluation of E*TRADE’s business, the E*TRADE board of directors, together with E*TRADE senior management, regularly review E*TRADE’s operations and strategy, competitive position, prospects and opportunities to increase stockholder value. The E*TRADE board of directors and management also monitor developments in the financial services space and the industries serviced by financial services providers, as well as the opportunities and challenges facing participants in those industries. These assessments have included guidance and analysis from E*TRADE’s legal counsel and its financial advisors. In recent years, the financial services industry has experienced increasing competition, commissions cuts, macroeconomic changes and other challenges. In response, E*TRADE has focused on increasing stockholder value by, among other things, adapting its strategic plan to the industry-wide and macroeconomic changes, including by executing strategic acquisitions and integrating those acquisitions into its existing businesses. In 2018, the E*TRADE board of directors, in connection with its annual strategic review process, evaluated E*TRADE’s position in the market and developed views on industry trends, the competitive landscape and customer segmentation within the markets served by E*TRADE. In addition, the E*TRADE board of directors discussed E*TRADE’s organic growth strategy, including opportunities to leverage its existing strengths, expand fee-based assets, develop a banking offering, optimize its marketing, improve operating leverage and develop an open platform. On October 7, 2019, The Charles Schwab Corporation (“Charles Schwab”), one of E*TRADE’s largest competitors, cut its U.S. equity, exchange-traded fund and options base commissions to zero, accelerating the trend of commission reductions in the brokerage industry, with others in the industry, including E*TRADE, making similar reductions shortly thereafter. Then, on November 25, 2019, Charles Schwab and TD Ameritrade Holding Corporation (“TD Ameritrade”) announced that they had entered into a definitive agreement for Charles Schwab to acquire TD Ameritrade in an all-stock transaction valued at approximately $26 billion.

In November 2019, E*TRADE’s management updated its strategic plan and financial forecasts reflecting the changing competitive landscape and incorporating the four key elements for E*TRADE’s future growth of (1) leveraging E*TRADE’s iconic brand, hybrid support model and technology infrastructure, (2) empowering customers through powerful digital offerings and professional guidance, (3) capitalizing on symbiotic institutional channels and (4) maximizing stockholder returns and earnings growth through a dynamic model, and presented the updated strategic plan and financial forecasts to the E*TRADE board of directors at the regularly scheduled meeting held in November. In light of the changing competitive landscape, Rodger Lawson, Chairman of the E*TRADE board of directors, requested that E*TRADE’s financial advisors provide their perspectives on management’s updated strategic plan and general market conditions as part of the E*TRADE board of directors’ ongoing assessment of E*TRADE and its strategy, at a meeting of the E*TRADE board of directors to be held in mid-December.

On December 11, 2019, Michael Pizzi, Chief Executive Officer of E*TRADE, and James Gorman, Chairman and Chief Executive Officer of Morgan Stanley, had a telephonic conversation about market dynamics in the financial services industry generally, including potential challenges and opportunities for their respective businesses. Messrs. Pizzi and Gorman also discussed, at a high-level, the possibility of a future strategic arrangement between the two companies.

On December 16, 2019, the E*TRADE board of directors held the previously scheduled meeting, at which members of E*TRADE senior management and representatives from J.P. Morgan, E*TRADE’s long-standing financial advisor, and Ardea were present to review management’s updated strategic plan, which management had previously presented to the E*TRADE board of directors at the regularly scheduled November 2019 meeting, and to discuss general market conditions. As part of the E*TRADE board of directors’ ongoing assessment of the industries in which E*TRADE operates and the changing competitive landscape, representatives from J.P. Morgan and Ardea separately reviewed with the E*TRADE board of directors their respective perspectives on E*TRADE’s updated strategic plan and general market conditions, including a general overview of potential strategic alternatives.

On December 18, 2019, Messrs. Pizzi and Gorman met in person to follow up on their telephonic conversation on December 11, 2019. At the meeting, Mr. Gorman expressed an interest in having discussions regarding the possibility of Morgan Stanley and E*TRADE exploring a strategic arrangement. Mr. Gorman indicated that to facilitate any such discussions, it would be helpful for Morgan Stanley to receive certain non-public financial and other information from E*TRADE. Mr. Pizzi responded that Morgan Stanley should provide a list of the information it would like to review.

On December 23, 2019, Messrs. Pizzi and Gorman had a telephonic conversation to follow up on the discussions they had on December 18. Mr. Gorman provided his preliminary views on the strategic benefits of a potential transaction involving E*TRADE and Morgan Stanley and described the information Morgan Stanley would need to further develop its views on such a potential transaction. Messrs. Pizzi and Gorman agreed that E*TRADE and Morgan Stanley would need to enter into a confidentiality agreement as a pre-condition to E*TRADE providing confidential information to Morgan Stanley.

Over the course of the following week, representatives of Skadden, E*TRADE’s outside counsel, and representatives of Davis Polk, Morgan Stanley’s outside counsel, negotiated the terms of the confidentiality agreement between Morgan Stanley and E*TRADE, including the terms of a customary standstill provision binding on Morgan Stanley that permitted Morgan Stanley to communicate confidentially with the Chief Executive Officer of E*TRADE or the Chairman of the E*TRADE board of directors regarding a possible transaction and contained a “fall-away” provision rendering the standstill inapplicable following the public announcement of E*TRADE’s entry into a definitive agreement with a third party to effectuate a business combination transaction pursuant to which any person would acquire a majority of the outstanding shares of common stock of E*TRADE or all or substantially all of the assets of E*TRADE.

In December 2019, E*TRADE had preliminary, high-level discussions with a private firm, which we refer to as “Party A,” regarding the possibility of evaluating the feasibility and benefits of potential strategic transactions involving E*TRADE and Party A. On January 7, 2020, E*TRADE entered into a confidentiality agreement with Party A, which included a customary standstill provision binding on Party A that permitted Party A to communicate confidentially with the Chief Executive Officer of E*TRADE or the Chairman of the E*TRADE board of directors regarding a possible transaction and contained a “fall-away” provision rendering the standstill inapplicable following the public announcement of E*TRADE’s entry into a definitive agreement with a third party to effectuate a business combination transaction pursuant to which any person would acquire a majority of the outstanding shares of common stock of E*TRADE, to allow the parties to discuss these topics and E*TRADE to provide limited, preliminary non-public information to Party A to determine whether further discussions regarding potential strategic transactions would be fruitful. During January and February 2020, E*TRADE management engaged in preliminary discussions and due diligence with representatives of Party A regarding possible strategic transactions as the parties assessed challenges to such transactions. Ultimately, Party A did not provide any proposal to E*TRADE regarding any potential strategic transaction.

On January 8, 2020, Jonathan Pruzan, Executive Vice President and Chief Financial Officer of Morgan Stanley, provided a list of preliminary business and financial due diligence requests to Chad Turner, Chief Financial Officer of E*TRADE, that would help Morgan Stanley develop its perspectives on synergies resulting from a potential strategic transaction between E*TRADE and Morgan Stanley.

On January 10, 2020, E*TRADE and Morgan Stanley entered into the confidentiality agreement.

On January 14, 2020, E*TRADE gave access to certain members of Morgan Stanley management to a virtual data room with materials responsive to the diligence requests Mr. Pruzan had sent to Mr. Turner on January 8.

Following the execution of the confidentiality agreement and opening of the virtual data room, Messrs. Turner and Pruzan and other representatives of Morgan Stanley spoke on several occasions to discuss the summary financial information E*TRADE had shared and Morgan Stanley’s preliminary perspectives with respect to such information and other related topics of business and finance matters.

On January 16, 2020, the E*TRADE board of directors’ compensation committee held a regularly scheduled meeting jointly with the E*TRADE board of directors. During the meeting, the E*TRADE board of directors received an update on management’s discussions with Morgan Stanley, including details regarding the executed confidentiality agreement and the initial exchange of information with Morgan Stanley.

On January 17, 2020, Mr. Pizzi, Lori Sher, Executive Vice President, General Counsel and Corporate Secretary of E*TRADE, and Mr. Turner met with Mr. Gorman, Mr. Pruzan, Eric Grossman, Executive Vice President and Chief Legal Officer of Morgan Stanley, and Jed Finn, Chief Operating Officer of Morgan Stanley Wealth Management. The representatives of Morgan Stanley expressed their strong interest in a potential business combination with E*TRADE and indicated that, once they had developed a firmer view on potential synergies, they expected to be able to provide a preliminary proposal (which they indicated would be for an all-stock transaction). Mr. Gorman noted that if the parties were able to agree on the key terms of a transaction, including value, Morgan Stanley would desire to move expeditiously toward a definitive agreement.

Later on January 17, 2020, Mr. Pizzi, Mr. Turner and Ms. Sher updated Mr. Lawson on the meeting with Morgan Stanley.

On February 3, 2020, Messrs. Pizzi and Gorman had a telephonic discussion, during which Mr. Gorman advised Mr. Pizzi that Morgan Stanley expected to deliver a preliminary written proposal on February 14. Mr. Gorman informed Mr. Pizzi that the proposal would be for an all-stock merger transaction pursuant to which Morgan Stanley would acquire E*TRADE and that the implied value would be significantly above $50.00 per share. Mr. Gorman subsequently informed Mr. Pizzi that he expected to deliver the preliminary written proposal earlier than previously indicated, on February 12.

Later on February 3, 2020, Ms. Sher sent a note to the E*TRADE board of directors with an update on the latest discussions with Morgan Stanley.

On February 5, 2020, the E*TRADE board of directors held its regularly scheduled quarterly meeting at which members of E*TRADE senior management were present. The E*TRADE board of directors received an update regarding management’s discussions with Morgan Stanley from Mr. Pizzi, Ms. Sher and Mr. Turner. The E*TRADE board of directors discussed with management the general process and other considerations regarding the possible further pursuit of a potential business combination transaction with Morgan Stanley.

On February 7, 2020, Mr. Pruzan provided Mr. Turner with additional due diligence requests, indicating that responsive information would expedite Morgan Stanley’s review for purposes of putting forward a proposal on February 12.

On February 9, 2020, Mr. Grossman and Ms. Sher had a telephonic discussion regarding process considerations. Ms. Sher indicated that, in the event that the parties decided to pursue a potential transaction, E*TRADE would expect to conduct reverse due diligence on Morgan Stanley assuming the transaction was structured as an all-stock transaction. Mr. Grossman and Ms. Sher agreed that the parties would enter into a reverse confidentiality agreement covering the sharing of Morgan Stanley information to facilitate a reverse diligence process.

Over the course of the next several days, representatives of Skadden and Davis Polk negotiated the terms of a reverse confidentiality agreement covering the sharing of Morgan Stanley information. The parties entered into the reverse confidentiality agreement effective as of February 12, 2020.

On or about February 10, 2020, E*TRADE informed J.P. Morgan and Ardea of the possibility of a potential strategic transaction but did not disclose the identity of Morgan Stanley as an interested counterparty at that time.

On February 12, 2020, E*TRADE received a written non-binding proposal and draft merger agreement from Morgan Stanley for an acquisition of E*TRADE in an all-stock merger transaction at an exchange ratio that would yield an implied value of $56.00 for each share of E*TRADE common stock. Morgan Stanley’s proposal included a fixed exchange ratio which, based on the closing price on February 12, 2020 of E*TRADE common stock, would have been 0.9968 of a share of Morgan Stanley common stock for each share of E*TRADE common stock, representing an implied premium of 26.7% over the closing price of E*TRADE stock on February 12, 2020. Morgan Stanley also reflected in its proposal that an unidentified member of the E*TRADE board of directors would join the Morgan Stanley board of directors effective as of the closing of the transaction.

Later on February 12, 2020, the E*TRADE board of directors held a meeting to discuss the terms of Morgan Stanley’s proposal, with members of E*TRADE senior management and representatives from J.P. Morgan, Ardea and Skadden in attendance. During such meeting, Mr. Pizzi provided an update regarding management’s discussions with Morgan Stanley and described Morgan Stanley’s proposal to the E*TRADE board of directors and representatives of J.P. Morgan and Ardea provided their preliminary views on the financial terms of Morgan Stanley’s proposal. Representatives of Skadden reviewed legal matters, including the fiduciary duties of directors in the context of considering a potential strategic transaction involving E*TRADE such as the Morgan Stanley proposal. After in-depth discussion, the E*TRADE board of directors requested that management and E*TRADE’s advisors conduct further analysis of the proposal from Morgan Stanley and potential alternatives available to E*TRADE, that J.P. Morgan and Ardea proceed with engaging with Morgan Stanley to clarify the assumptions underlying the proposal and that Mr. Pizzi convey to Mr. Gorman the message that the E*TRADE board of directors was actively reviewing the proposal with its advisors and would respond in due course.

Over the course of the next several days, representatives of E*TRADE, J.P. Morgan and Ardea had various calls with representatives of Morgan Stanley in connection with Morgan Stanley’s due diligence of E*TRADE, including the topics of business and finance matters, general legal matters, compliance, IP/IT and regulatory matters. Representatives of E*TRADE, J.P. Morgan and Ardea also had various calls with representatives of Morgan Stanley in connection with E*TRADE’s reverse due diligence of Morgan Stanley, including the topics of business and finance matters, general legal matters, compliance, IP/IT and regulatory matters. In addition, representatives of E*TRADE, J.P. Morgan and Ardea had calls with representatives of Morgan Stanley to clarify the assumptions underlying the February 12 proposal from Morgan Stanley.

On February 16, 2020, the E*TRADE board of directors held a meeting to further discuss the February 12 proposal from Morgan Stanley, with members of E*TRADE senior management and representatives from J.P. Morgan, Ardea and Skadden in attendance. During the meeting, Mr. Pizzi provided an update on his communications with Morgan Stanley. Representatives of J.P. Morgan and Ardea (i) reviewed preliminary financial analyses of the February 12 proposal from Morgan Stanley, (ii) provided their views on the strategic benefits and considerations in connection with the proposal and (iii) provided their views on the benefits and risks associated with potential strategic alternatives that might be available to E*TRADE, including continuing to pursue E*TRADE’s strategic plan on a standalone basis or seeking to engage in discussions with potential additional alternate transaction counterparties. Among other things, J.P. Morgan and Ardea provided their views on the possibility of parties other than Morgan Stanley having an interest in and ability to effect a transaction to acquire E*TRADE and the potential risks to E*TRADE of reaching out to other parties. Representatives of Skadden reviewed legal matters, including fiduciary duties of directors in the context of considering the proposal from Morgan Stanley. Representatives of Skadden also reviewed the terms of and key issues in the draft merger agreement proposed by Morgan Stanley with the E*TRADE board of directors, including the proposed size of the termination fee payable by E*TRADE under certain circumstances, the ability of E*TRADE to terminate the merger agreement in order to accept a superior proposal and the appropriate efforts standard applicable to obtaining necessary regulatory and antitrust approvals.

The E*TRADE board of directors discussed the alternatives potentially available to E*TRADE, including continuing to pursue E*TRADE’s strategic plan on a standalone basis or seeking to engage in discussions with potential additional alternate transaction counterparties, and the relative probability and attractiveness of those alternatives compared to the proposal from Morgan Stanley, including the potential risks to E*TRADE of reaching out to other parties and the potential benefits of using the possibility of doing so to negotiate an improved value from Morgan Stanley. The E*TRADE board of directors also discussed the possibility of, and benefits and downsides of, securing a mechanism to protect against the downside risk of a fixed exchange ratio. After discussion, the E*TRADE board of directors determined that the February 12 proposal was strategically compelling but was not acceptable at the proposed exchange ratio. The E*TRADE board of directors instructed management to inform Morgan Stanley that E*TRADE’s financial advisors and Mr. Turner were prepared to work with representatives of Morgan Stanley on reviewing their assessment of the potential synergies to enable Morgan Stanley to improve its proposal. The E*TRADE board of directors also discussed whether to contact any additional parties and determined not to do so at that time in light of various considerations, including the E*TRADE board of directors’ belief as to (i) a low likelihood of significant interest in a transaction by other industry participants at a competitive value, (ii) the risk of jeopardizing a strategically compelling proposal from Morgan Stanley and the absence of other industry participants with a strategic fit as compelling as Morgan Stanley that would justify such risk, (iii) the potential to use discussions solely with Morgan Stanley to obtain a higher value or other better terms than if the process were opened to other third parties and (iv) the belief that if E*TRADE were to contact other industry participants, there was significant risk of potential leaks that could cause disruption to E*TRADE’s business and that could jeopardize keeping Morgan Stanley engaged in pursuing a strategically compelling transaction in light of the concerns that Morgan Stanley had expressed on multiple occasions around potential leaks.

Later on February 16, 2020, Mr. Pizzi called Mr. Gorman and advised him of (i) the E*TRADE board of directors’ determination that Morgan Stanley’s proposal was not acceptable and (ii) E*TRADE’s willingness to work with Morgan Stanley to help it identify synergies to improve its offered value as described above. Mr. Gorman requested that E*TRADE provide a counter-proposal regarding the value at which E*TRADE would be willing to pursue a transaction with Morgan Stanley. Mr. Pizzi informed Mr. Gorman that he would discuss this request with the E*TRADE board of directors.

On February 17, 2020, the E*TRADE board of directors held a meeting to receive an update from management on its discussions with Morgan Stanley, with members of E*TRADE management and representatives of Skadden in attendance. During the meeting, Mr. Pizzi provided an update to the E*TRADE board of directors about the discussion he had with Mr. Gorman following the last E*TRADE board of directors meeting and Mr. Gorman’s request that E*TRADE provide a counter-proposal on value. The E*TRADE board of directors discussed this request, and taking into account the preliminary financial analyses of J.P. Morgan and Ardea, determined that $60.00 in value per E*TRADE share (with the incremental value over the February 12 proposal being provided in additional Morgan Stanley shares or cash) was the appropriate value with which to respond to Morgan Stanley’s proposal at that time, and instructed management to deliver that response to Morgan Stanley.

Later on February 17, 2020, Mr. Pizzi called Mr. Gorman and, as discussed at the earlier E*TRADE board of directors meeting, relayed E*TRADE’s response. Mr. Gorman responded that such a value could not be supported by Morgan Stanley. After further discussion on value, Mr. Gorman asked Mr. Pizzi if a revised proposal in Morgan Stanley stock at an indicative value of $57.50 per E*TRADE share would be acceptable to the E*TRADE board of directors. Mr. Pizzi responded that he did not believe such a proposal would be acceptable to the E*TRADE board of directors. Following further discussion on value, including E*TRADE’s ability to continue paying its quarterly dividend, Mr. Gorman asked if a revised proposal in Morgan Stanley stock at an indicative value of $58.25 per E*TRADE share, but without the ability to continue paying E*TRADE’s quarterly dividend of $0.14 per share, would be acceptable to E*TRADE. Shortly thereafter, Mr. Gorman called Mr. Pizzi to convey a further revised proposal in Morgan Stanley stock at an indicative value of $58.25 per E*TRADE share with the ability of E*TRADE to continue paying its quarterly dividend. Mr. Gorman stated that he did not feel that Morgan Stanley could support a higher price. Mr. Pizzi told Mr. Gorman he would convey this proposal to the E*TRADE board of directors and respond in due course.

The E*TRADE board of directors held another meeting later the same day to discuss Morgan Stanley’s revised proposal, which was for a fixed ratio of Morgan Stanley shares at an indicative value of $58.25 per E*TRADE share (which, based on Morgan Stanley’s five-day volume-weighted average price on the NYSE from February 10, 2020 to February 14, 2020, represented 1.0432 shares of Morgan Stanley common stock for each share of E*TRADE common stock and an implied premium of 31.8% over E*TRADE’s closing price of $44.19 on the Nasdaq on February 14, 2020), with members of E*TRADE management, J.P. Morgan, Ardea and Skadden in attendance. Mr. Pizzi updated the E*TRADE board of directors on his discussions with Mr. Gorman earlier that day, and members of E*TRADE management and representatives of J.P. Morgan and Ardea provided an overview of Morgan Stanley’s revised proposal and a discussion followed on whether there was realistically more value that could be gained from further negotiations with Morgan Stanley. After discussion, the E*TRADE board of directors determined that the value offered by Morgan Stanley in its proposal was compelling and there was not likely to be more value available from

Morgan Stanley, and that the risk of losing the current Morgan Stanley proposal outweighed the potential benefits that could be derived from the other alternatives that the E*TRADE board of directors had reviewed with management and its advisors over the course of numerous board meetings. As such, the E*TRADE board of directors authorized management to pursue negotiation of a definitive agreement with Morgan Stanley based on an exchange ratio indicative of a $58.25 per E*TRADE share price, and to pursue negotiation of other terms in the merger agreement as had been discussed with the E*TRADE board of directors, including with respect to E*TRADE’s ability to terminate the merger agreement for a superior proposal, the size of the termination fee payable by E*TRADE under certain circumstances, the appropriate efforts standard applicable to obtaining necessary regulatory and antitrust approvals and the reverse termination fee payable by Morgan Stanley in the event of a failure to obtain required antitrust approvals.

Following such meeting of the E*TRADE board of directors, later on February 17, 2020, Mr. Pizzi spoke with Mr. Gorman, and, in accordance with the E*TRADE board of directors’ direction, relayed E*TRADE’s response. They agreed to work expeditiously toward finalizing a definitive agreement.

On February 18, 2020, the E*TRADE board of directors’ audit committee held a regularly scheduled meeting jointly with the E*TRADE board of directors, with members of E*TRADE management and Deloitte & Touche LLP in attendance. Mr. Pizzi updated the E*TRADE board of directors on his conversation with Mr. Gorman and conveyed the desired timeline to execution of a definitive agreement.

Over the course of the next few days, representatives of E*TRADE and Morgan Stanley conducted multiple conference calls to discuss due diligence items. Representatives of Skadden and Davis Polk negotiated the merger agreement. Representatives of the parties further negotiated and reached resolution on the remaining open points in the merger agreement, which included, among other things, size of the termination fee payable by E*TRADE under certain circumstances, the ability of E*TRADE to terminate the merger agreement to enter into a superior proposal, a reverse termination fee payable under certain circumstances by Morgan Stanley for failure to receive required antitrust approvals and the regulatory efforts covenant. Representatives of the parties also completed confirmatory diligence on both E*TRADE and Morgan Stanley.

On February 19, 2020, the E*TRADE board of directors held a meeting to consider the proposed final terms of the merger agreement, with members of E*TRADE senior management and representatives of J.P. Morgan, Ardea and Skadden in attendance. Skadden representatives reviewed legal matters and the proposed terms of the final merger agreement. Representatives of J.P. Morgan and Ardea again reviewed their respective financial analyses in connection with the Merger, and each rendered its oral opinion to the E*TRADE board of directors, subsequently confirmed in its respective written opinion to the E*TRADE board of directors, that, as of the date of such written opinion and based upon and subject to the factors and assumptions set forth in such written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of E*TRADE common stock. After discussing the proposed transaction and considering the presentations by Skadden, J.P. Morgan and Ardea, the E*TRADE board of directors unanimously determined (i) it to be in the best interests of E*TRADE’s stockholders, and declared it advisable, to enter into the merger agreement and effect the transactions contemplated thereby, (ii) that the merger agreement be submitted to a vote of E*TRADE’s stockholders at a special meeting to approve and adopt the merger agreement and (iii) that the E*TRADE board of directors recommend that holders of E*TRADE common stock vote to approve and adopt the merger agreement at the E*TRADE special meeting.

Following the respective meetings of the E*TRADE board of directors and the Morgan Stanley board of directors on February 19, 2020, the parties executed the merger agreement on February 20, 2020.

On February 20, 2020, prior to the opening of trading of E*TRADE’s and Morgan Stanley’s stock on the Nasdaq and NYSE, respectively, E*TRADE and Morgan Stanley issued a joint press release announcing the execution of the merger agreement.

CERTAIN RELATIONSHIPS BETWEEN MORGAN STANLEY AND E*TRADE

Morgan Stanley, E*TRADE and their respective affiliates engage in transactions and enter into agreements with each other in the ordinary course of business. No such transaction occurring in the fiscal year ended December 31, 2019, or the two prior fiscal years, had a value in excess of 1% of either party’s consolidated revenues for the fiscal year in which such transaction occurred, nor did all such transactions in the aggregate have a cumulative value in excess of 1% of Morgan Stanley’s consolidated revenues, or 2% of E*TRADE’s consolidated revenues, for the fiscal year in which such transactions occurred. Except as described in this proxy statement/prospectus, there are and have been no past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions during the current calendar year or the five immediately preceding calendar years, between Morgan Stanley or its affiliates, on the one hand, and E*TRADE or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer for or other acquisition of securities, the election of directors, or the sale or other transfer of a material amount of assets.

E*TRADE’S REASONS FOR THE MERGER; RECOMMENDATION OF THE E*TRADE BOARD OF DIRECTORS

By unanimous vote at a meeting held on February 19, 2020, the E*TRADE board of directors (i) determined that it is in the best interests of E*TRADE’s stockholders, and declared it advisable, for E*TRADE to enter into the merger agreement and effect the Merger, (ii) approved, adopted and authorized in all respects the execution, delivery and performance of the merger agreement and the transactions contemplated thereby, (iii) resolved to submit the merger agreement to a vote of holders of E*TRADE common stock at the E*TRADE special meeting to approve and adopt the merger agreement and to recommend that holders of E*TRADE common stock vote to approve and adopt the merger agreement at the E*TRADE special meeting. The E*TRADE board of directors unanimously recommends that holders of E*TRADE common stock vote “FOR” the merger agreement proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.

In evaluating the merger agreement, the Merger and the other transactions contemplated by the merger agreement, the E*TRADE board of directors consulted with E*TRADE’s senior management, outside legal counsel and financial advisors. In recommending that E*TRADE’s stockholders vote their shares of E*TRADE common stock in favor of adoption of the merger agreement, the E*TRADE board of directors also considered a number of factors, including the following (not necessarily in order of relative importance):

●

Compelling Value. The E*TRADE board of directors’ belief that the exchange ratio of 1.0432 shares of Morgan Stanley common stock for each share of E*TRADE common stock, which implied a value of $58.74 per share of E*TRADE common stock based on Morgan Stanley’s closing price on the NYSE on February 19, 2020, the last trading day prior to the announcement of the Merger, offered compelling value for shares of E*TRADE common stock, based on consideration of factors including:

○	E*TRADE’s business and operations, historical results of operations, financial and market position, strategic business plans and prospects of E*TRADE on a standalone basis, opportunities and risks and uncertainties in executing E*TRADE’s strategic plans and current and historical trading prices of E*TRADE’s common stock;

○	that based on their anticipated pro forma ownership of Morgan Stanley immediately following the completion of the Merger, estimated to be approximately 12% of the common stock of Morgan Stanley on a fully diluted basis as of such time, E*TRADE’s stockholders will be positioned to benefit from their proportionate share of the financial benefits arising from:

●	the expected pro forma effect on Morgan Stanley of the Merger and related transactions, including the expectation that the Merger will ultimately be accretive once fully phased-in estimated cost and funding synergies are realized and that the Morgan Stanley shares that will be delivered to E*TRADE stockholders as the Merger Consideration should be an attractive currency benefitting from the combination’s anticipated synergies, which the E*TRADE board of directors believed could reasonably be expected to be at least $550 million in cost and funding synergies, over an estimated phase-in period of three years for cost synergies and two years for funding synergies, with potential cost synergies expected to result from (i) savings in technology and operations, advertising, marketing and cost rationalization, (ii) eliminating overlapping corporate and SG&A functions, including the consolidation of executive offices and financial, legal and human resources operations, (iii) the potential to scale sales and customer services forces to expanded populations, (iv) the consolidation of clearing and quote services and (v) the consolidation of facilities, and potential funding synergies expected to result from (i) utilizing E*TRADE’s high quality deposits to optimize Morgan Stanley’s funding base and (ii) bringing E*TRADE’s off-balance sheet deposits back onto the balance sheet, providing Morgan Stanley with an additional funding source for incremental lending growth and/or reduction in wholesale funding costs; and

●	the financial multiples and premiums represented by the implied value of the exchange ratio as of February 18, 2020:

●	15.9x multiple based on consensus estimates of E*TRADE’s 2020 earnings per share;

●	14.8x multiple based on consensus estimates of E*TRADE’s 2021 earnings per share;

●	4.4x multiple based on E*TRADE’s tangible book value per share;

●	16.7x multiple based on E*TRADE’s management’s estimates of E*TRADE’s 2020 earnings per share;

●	14.6x multiple based on E*TRADE’s management’s estimates of E*TRADE’s 2021 earnings per share;

●	implied premium of 32.3% over E*TRADE’s closing price of $43.79 on the Nasdaq on February 18, 2020;

●	implied premium of 30.7% over E*TRADE’s volume weighted average price of $44.32 on the Nasdaq for the 30-day period ended February 18, 2020; and

●	implied premium of 30.3% over E*TRADE’s volume weighted average price of $44.43 on the Nasdaq for the 90-day period ended February 18, 2020.

●

Compelling Strategic Logic. The E*TRADE board of directors’ belief that the proposed transaction with Morgan Stanley is strategically compelling and that E*TRADE’s stockholders will benefit from being stockholders in a significantly more risk-diversified business than E*TRADE currently offers. The E*TRADE board of directors also believed that E*TRADE’s stockholders will benefit from the complementary strengths of E*TRADE and Morgan Stanley and the unique and compelling potential strategic benefits to be realized from the Merger, such as the combined company’s ability to fill product and services gaps through complementary offerings, the increase in the scale and breadth of Morgan Stanley’s wealth management franchise, improved efficiency in operational capabilities, stronger returns on tangible common equity, long-term earnings accretion, enhanced digital capabilities and higher pre-tax profit margins of the combined company’s wealth management business, which are all expected to position the combined company to be an industry leader in wealth management across all channels and wealth segments.

●

Best Available Alternative for Maximizing Stockholder Value. The E*TRADE board of directors’ determination, after consultation with senior management and its financial and legal advisors, that entering into the merger agreement with Morgan Stanley was more favorable to E*TRADE stockholders than other alternatives reasonably available to E*TRADE, including continued operation of E*TRADE on a standalone basis or the pursuit of potential alternative transactions. In making its determination, the E*TRADE board of directors took into account a number of factors, including (i) the E*TRADE board of directors’ assessment of E*TRADE’s business and operations, historical results of operations, financial prospects and conditions and the determination that continued operation of E*TRADE on a standalone basis was not likely to produce, on a risk-adjusted basis, more value for E*TRADE stockholders than the Merger Consideration offered by Morgan Stanley, (ii) the E*TRADE board of directors’ belief as to the attractive potential to create meaningful synergies resulting from a combination with Morgan Stanley, from which E*TRADE stockholders will be positioned to benefit based on their anticipated ownership of approximately 12% of the common stock of Morgan Stanley on a fully diluted basis as of immediately following completion of the Merger and (iii) the E*TRADE board of directors’ belief, taking into account the perspectives provided by E*TRADE’s financial advisors and E*TRADE’s management, that there was a low likelihood that another party would be willing and able to pursue a transaction at a value in excess of the value offered by Morgan Stanley.

●

Appropriateness of Process. The E*TRADE board of directors’ determination that negotiating a potential Merger with Morgan Stanley was most likely to result in the best transaction reasonably available for E*TRADE stockholders based on the E*TRADE board of directors’ belief that (i) Morgan Stanley was best positioned to provide the best transaction reasonably available to E*TRADE stockholders in light of Morgan Stanley’s strategic interest and priorities and the expected synergies arising from the Merger, (ii) it was not likely another party would be willing to pursue a transaction at a value in excess of the value offered by Morgan Stanley, (iii) the risk of losing leverage to negotiate a higher price or other improved terms from Morgan Stanley than would have otherwise been available outweighed the possibility of receiving a more favorable proposal from another party and (iv) the course of discussions and negotiations between E*TRADE and Morgan Stanley resulted in improvement in the value of the consideration to be received by E*TRADE stockholders and the terms of the merger agreement, as compared with the initial proposal made by Morgan Stanley.

●

Appropriate Time to Pursue a Merger. That while E*TRADE’s business continues to present opportunities for growth, it has also become subject to increasing competitive pressures in the financial services industry due to, among other factors, a changing competitive landscape, including the elimination of equity commissions in the retail brokerage services industry, increasing consolidation in the brokerage services industry, the need for increased scale in the financial services industry driven by clients and consumers who are continuously searching for new and innovative solutions in an increasingly digital and international landscape, and macro-economic changes (including federal funds rate cuts), and, as such, there are increasing challenges to maintaining E*TRADE’s historic growth rate and profitability as a standalone company. In evaluating the Merger, the E*TRADE board of directors considered that even though the E*TRADE board of directors believed in the viability of the standalone plan for E*TRADE, it may take some time for the value of the standalone plan to be fully reflected in the market and E*TRADE’s stock price. In evaluating the Merger, the E*TRADE board of directors also considered that the stock consideration allows E*TRADE stockholders to continue to participate in the future growth and expected synergies of the combined company while retaining the flexibility for E*TRADE stockholders to sell all or a portion of those Morgan Stanley shares following completion of the Merger.

●

Financial Analyses of J.P. Morgan and Ardea and Receipt of Fairness Opinions. J.P. Morgan and Ardea’s respective financial analyses in connection with the Merger and their respective oral opinions rendered to the E*TRADE board of directors, subsequently confirmed in each of their respective written opinions to the E*TRADE board of directors, that, as of the date of each such written opinion and based upon and subject to the factors and assumptions set forth in each such written opinion, the exchange ratio of 1.0432 shares of Morgan Stanley common stock to be issued in exchange for each share of E*TRADE common stock pursuant to the merger agreement was fair, from a financial point of view, to the holders of shares of E*TRADE common stock, as more fully described below under “The Merger—Opinions of E*TRADE’s Financial Advisors” beginning on page 73 of this proxy statement/prospectus.

●

Opportunity to Receive Alternative Transaction Proposals and to Terminate the Transaction in Order to Accept a Company Superior Proposal. E*TRADE’s right, in circumstances specified in the merger agreement before the time E*TRADE’s stockholders adopt the merger agreement, to respond to and negotiate unsolicited takeover proposals made and to terminate the merger agreement in order to accept a Company Superior Proposal (as defined under “The Merger Agreement—Termination of the Merger Agreement” beginning on page 114 of this proxy statement/prospectus) subject to payment to Morgan Stanley of a termination fee of $375 million, which amount the E*TRADE board of directors believed to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions and that the size of the fee should not be a meaningful deterrent to alternative takeover proposals, as more fully described below under “The Merger Agreement—No Solicitation” and “The Merger Agreement—Termination of the Merger Agreement” beginning on pages 106 and 114, respectively, of this proxy statement/prospectus.

●

High Likelihood of Completion. The E*TRADE board of directors’ view that the likelihood of completion of the Merger is high, particularly in light of the terms of the merger agreement and the conditions to closing the Merger, including (i) the obligation of Morgan Stanley to use reasonable best efforts to obtain regulatory approvals required to complete the Merger and to use reasonable best efforts to resolve impediments or objections, if any, asserted by any governmental authority with respect to the Merger in connection with obtaining all consents required to be obtained from any governmental authority, in each case subject to the limitations described under “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 109 of this proxy statement/prospectus and (ii) Morgan Stanley’s obligation to pay E*TRADE a $525 million reverse termination fee under certain circumstances if the merger agreement is terminated by either Morgan Stanley or E*TRADE solely as a result of the failure to obtain required antitrust approvals or clearances, as more fully described below under “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 109 of this proxy statement/prospectus.

●

Arm’s Length Terms and Other Factors Related to the Merger Agreement. The E*TRADE board of directors’ view that the merger agreement was the product of arm’s length negotiations and contained customary terms and conditions for similar transactions, and its consideration of a number of other factors pertaining to the merger agreement, including:

○	termination provisions in the merger agreement, including that the end date under the merger agreement (which will be extended under specified circumstances) on which either party, subject to specified exceptions, can terminate the merger agreement, should provide sufficient time to consummate the Merger;

○	structure of the transaction as a Merger should allow sufficient time for a third party to make a Company Superior Proposal if it desired to do so;

○	subject to the terms and conditions set forth in the merger agreement, the ability of the E*TRADE board of directors to change its recommendation to the E*TRADE stockholders upon the occurrence of an intervening event that was not known to or reasonably foreseeable by E*TRADE’s board of directors as of or prior to February 20, 2020;

○	E*TRADE’s ability to specifically enforce, or seek damages upon any breach of, Morgan Stanley’s obligations under the merger agreement, including Morgan Stanley’s obligation to consummate the Merger;

○	the fact that the Merger is intended to qualify as a reorganization for U.S. federal income tax purposes, though such qualification is not a condition to consummate the Merger;

○	that the merger agreement provides E*TRADE with sufficient operating flexibility between the signing of the merger agreement and the completion of the Merger to conduct its business in the ordinary course of business consistent with past practice; and

○	the unanimous approval of the merger agreement by the E*TRADE board of directors, which consists of a majority of independent directors who are not affiliated with Morgan Stanley and are not employees of E*TRADE or any of its subsidiaries, and which retained and received advice from E*TRADE’s outside financial and legal advisors in evaluating, negotiating and recommending the terms of the merger agreement.

●

Strategic Considerations. The E*TRADE board of directors’ determination that the addition of one of E*TRADE’s directors to the Morgan Stanley board of directors in connection with the Merger will add valuable expertise and experience and an in-depth familiarity with E*TRADE’s operations to the Morgan Stanley board of directors. The E*TRADE board of directors also considered the fact that Michael Pizzi, the Chief Executive Officer of E*TRADE, had been offered a position by Morgan Stanley to continue to run the E*TRADE business within the Morgan Stanley franchise and lead the integration effort following the completion of the Merger, which the E*TRADE board of directors determined would, if accepted, benefit E*TRADE stockholders as it may increase the likelihood of a successful integration process and benefit the operation of the combined business post-closing, and therefore the likelihood of E*TRADE stockholders benefitting from the future growth prospects of the combined company.

The E*TRADE board of directors also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the merger agreement, including the following (not necessarily in order of relative importance):

●	That because the Common Merger Consideration consists of a fixed exchange ratio of shares of Morgan Stanley common stock to E*TRADE common stock, holders of E*TRADE common stock could be adversely affected by a decrease in the trading price of Morgan Stanley common stock as the merger agreement does not provide for any adjustment of the exchange ratio if the trading price of Morgan Stanley common stock decreases and does not provide a value-based termination right to E*TRADE.

●	That E*TRADE decided not to engage in a competitive bid process or other broad solicitation of interest.

●	That under the terms of the merger agreement E*TRADE is unable to solicit other competing proposals during the pendency of the Merger.

●	Subject to certain conditions set forth in the merger agreement, in the event of E*TRADE’s receipt of a Company Superior Proposal, E*TRADE’s requirement to negotiate in good faith with Morgan Stanley (if requested by Morgan Stanley) regarding revisions to the merger agreement, which the E*TRADE board of directors must consider in good faith and determine by majority vote, after consultation with its independent financial advisor of a nationally recognized reputation and outside legal counsel, whether the Company Superior Proposal continues to constitute a Company Superior Proposal after taking into account any proposal by Morgan Stanley to amend the terms of the merger agreement.

●	That, under specified circumstances, E*TRADE may be required to pay fees and expenses in the event the merger agreement is terminated and the effect this could have on E*TRADE, including:

○	the possibility that the termination fee payable by E*TRADE under certain circumstances, including E*TRADE’s obligation to pay Morgan Stanley a termination fee of $375 million if the merger agreement is terminated by E*TRADE to accept a Company Superior Proposal, could discourage other potential parties from making a competing offer; although the E*TRADE board of directors believed that the termination fee was reasonable in amount and should not unduly deter any other party that might be interested in making a competing proposal; and

○	if the Merger is not consummated, E*TRADE may be required to pay its own expenses associated with the merger agreement and the transactions contemplated thereby.

●	The significant costs involved in connection with entering into the merger agreement and the transactions contemplated thereby, and the substantial time and effort of management required to complete the transactions contemplated by the merger agreement, which may disrupt E*TRADE’s business operations.

●	That the consummation of the Merger requires receipt of regulatory approvals and the risk that, notwithstanding Morgan Stanley’s obligations with respect to obtaining regulatory approvals as set forth in the merger agreement, governmental entities may seek to impose unfavorable terms or conditions, or otherwise fail to grant, such approvals, including the risk of potential delays in granting or failure to grant, by such governmental entities, regulatory approvals for the Merger.

●	The possibility that the Merger might not be consummated, and the possible adverse effect of termination of the merger agreement on E*TRADE or the trading price of E*TRADE common stock and related risks, including:

○	that the reverse termination fee is only available in limited circumstances where the merger agreement is terminated and may be E*TRADE’s only recourse where it is available, or that such fee may not sufficiently compensate E*TRADE for adverse effects arising out of such termination of the merger agreement;

○	that, even if the merger agreement is approved by E*TRADE’s stockholders, there can be no assurance that all other conditions to the parties’ obligations to complete the Merger will be satisfied; and

○	that E*TRADE may be at risk for loss of members of management and other key personnel following announcement of the transaction and may not be able to effectively replace such persons, which could adversely affect E*TRADE’s business during the period prior to consummation of the Merger, or if the Merger is not consummated, during the period prior to and after the termination of the merger agreement, as E*TRADE’s operations are largely dependent on the skill and experience of its management and key personnel.

●	The restrictions on the conduct of E*TRADE’s business prior to the consummation of the Merger, including the requirement that E*TRADE conduct business in the ordinary course, subject to specific limitations, which may delay or prevent E*TRADE from undertaking business opportunities that may arise before the completion of the Merger and that, absent the merger agreement, E*TRADE might have pursued.

●	The potential risks associated with achieving anticipated revenue and synergies and successfully integrating E*TRADE’s business operations and workforce with those of Morgan Stanley.

●	That E*TRADE’s directors and executive officers may have interests in the Merger that may be different from, or in addition to, those of E*TRADE’s stockholders generally. For more information about such interests, see below under “Interests of E*TRADE’s Directors and Executive Officers in the Merger” beginning on page 120 of this proxy statement/prospectus.

●	Risks of the type and nature described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 37 and 45, respectively, of this proxy statement/prospectus.

The E*TRADE board of directors considered all of these factors as a whole and believed that, overall, the potential benefits of the Merger to E*TRADE’s stockholders outweighed the uncertainties and risks of the Merger.

The foregoing discussion of factors considered by the E*TRADE board of directors is not intended to be exhaustive, but includes the material factors considered by the E*TRADE board of directors. In light of the variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the E*TRADE board of directors did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the E*TRADE board of directors applied his or her own personal business judgment to the process and may have viewed factors differently or given different weight or merit to different factors. The E*TRADE board of directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The E*TRADE board of directors based its recommendation on the totality of the information presented. The E*TRADE board of directors evaluated the factors described above, among others, and reached the conclusion that it is in the best interests of E*TRADE and its stockholders, and declared it advisable, to enter into the merger agreement, and unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the Merger, and resolved to recommend the adoption of the merger agreement by E*TRADE’s stockholders and resolved that the adoption of the merger agreement be submitted to a vote at a meeting of E*TRADE’s stockholders.

IF YOU ARE A HOLDER OF E*TRADE COMMON STOCK, THE E*TRADE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE MERGER AGREEMENT PROPOSAL.

CERTAIN E*TRADE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION

E*TRADE Management Projections of E*TRADE Financial Information

E*TRADE does not normally publicly disclose long-term projections other than through public guidance of limited metrics concerning its expected financial performance in its regular earnings releases and other investor materials due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, in connection with its strategic review, in November 2019, E*TRADE management prepared certain non-public and unaudited non-GAAP standalone financial forecasts (“Initial E*TRADE Forecasts”) derived from a five (5) year model developed by E*TRADE management and reflecting actual results through September 30, 2019, which financial forecasts were presented to the E*TRADE board of directors, and provided to J.P. Morgan and Ardea, for purposes of assessing possible strategic alternatives and not for public disclosure. In January 2020, following the execution of a confidentiality agreement, E*TRADE provided the Initial E*TRADE Forecasts to Morgan Stanley in connection with its due diligence review of E*TRADE.

In February 2020, as part of its quarterly update, E*TRADE management updated its five (5) year model to reflect revised expectations with respect to E*TRADE’s financial performance based on actual results through December 31, 2019 and market developments, including updated interest rate forecasts to reflect a lower forward-looking interest rate outlook as a result of changes in the interest rate environment. E*TRADE management provided the E*TRADE board of directors and J.P. Morgan and Ardea with certain updated non-public and unaudited non-

GAAP standalone financial forecasts prepared by management of E*TRADE (“Updated E*TRADE Forecasts”) and derived from such updated model. In February 2020, E*TRADE provided the Updated E*TRADE Forecasts to Morgan Stanley in connection with its due diligence review of E*TRADE.

At the direction of the E*TRADE board of directors, J.P. Morgan and Ardea used the Updated E*TRADE Forecasts, consisting of unaudited financial projections prepared by E*TRADE management for calendar years 2020 through 2024, and extrapolations of the Updated E*TRADE Forecasts for calendar years 2025 through 2030 prepared at the direction of and approved by E*TRADE’s management (the “E*TRADE Extrapolations” and, together with the Updated E*TRADE Forecasts, the “E*TRADE Projections”) in performing financial analyses in connection with rendering their respective opinions described and summarized in “The Merger—Opinions of E*TRADE’s Financial Advisors” beginning on page 73 of this proxy statement/prospectus. The E*TRADE Projections were the only internal financial forecasts with respect to E*TRADE used by J.P. Morgan and Ardea in performing financial analyses in connection with rendering their respective opinions described and summarized in “The Merger—Opinions of E*TRADE’s Financial Advisors” beginning on page 73 of this proxy statement/prospectus. A summary of each of the Initial E*TRADE Forecasts and the E*TRADE Projections is set forth below in Table 1 and Table 2, respectively:

Table 1: Initial E*TRADE Forecasts

	Forecasts(1)
$mm (except for Earnings Per Share)	2020E	2021E	2022E	2023E	2024E
Net Income	$818	$938	$1,139	$1,326	$1,539
Total Assets as of December 31	$72,015	$87,919	$95,706	$103,790	$112,184
Average Assets for Leverage	$69,147	$84,271	$92,548	$100,545	$108,771
Earnings Per Share	$3.67	$4.19	$5.15	$6.26	$7.60
____________________

(1)	Selected measures from the Initial E*TRADE Forecasts.

Table 2: E*TRADE Projections

	Forecasts(1)					Extrapolations(2)
$mm (except											Terminal
for Earnings											Year
Per Share)	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030
Net Income(3)	$$756	$859	$1,053	$1,242	$1,444	$1,641	$1,822	$1,974	$2,085	$2,148	$2,212
Total Assets as of December 31(4)	$70,671	$78,898	$85,851	$92,703	$100,248	$107,376	$113,908	$119,666	$124,486	$128,220	$132,067
Average Assets for Leverage(5)	$67,009	$75,130	$82,424	$89,303	$96,797	$104,297	$110,937	$116,826	$121,797	$125,682	$129,514
Earnings Per Share(7)	$3.46	$3.98	$4.96	$6.05	$7.31	n/a	n/a	n/a	n/a	n/a	n/a
____________________

(1)	Selected measures from the Updated E*TRADE Forecasts.
(2)	Selected measures from the E*TRADE Extrapolations.
(3)	Reflects net income growth declining from 16.3% in 2024E to 3.0% by 2029E.
(4)	Reflects asset growth declining from 8.1% in 2024E to 3.0% by 2029E.
(5)	Assumes constant core payout ratios after 2024E. Core payout is defined by E*TRADE management as the sum of planned common stock dividends and share repurchases.
(7)	J.P. Morgan and Ardea used Adjusted Earnings Per Share for 2021E of $3.98, provided by E*TRADE management, in connection with certain of their financial analyses summarized in “The Merger—Opinions of E*TRADE’s Financial Advisors” beginning on page 73 of this proxy statement/prospectus, which was adjusted by E*TRADE management for losses on early extinguishment of debt. Without this adjustment, Earnings Per Share for 2021E was $3.95.

E*TRADE Projections Regarding Morgan Stanley

Morgan Stanley does not normally publicly disclose long-term projections due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. E*TRADE management, J.P. Morgan and Ardea were not provided with, and did not have any access to, financial projections of Morgan Stanley prepared by management of Morgan Stanley. However, in connection with evaluation of the Merger, J.P. Morgan and Ardea used certain unaudited financial projections for Morgan Stanley’s calendar years 2020 through 2030 prepared by E*TRADE management based on certain publicly available research analyst projections for calendar years 2020 and 2021 that were highlighted by Morgan Stanley management (the “Research Analyst Forecasts for Morgan Stanley”), with further adjustments made by E*TRADE management (the “Adjusted Research Analyst Forecasts for Morgan Stanley”) and extrapolations of the Adjusted Research Analyst Forecasts for Morgan Stanley for calendar years 2022 through 2030 prepared at the direction of and approved by E*TRADE management (the

“Adjusted Research Analyst Extrapolations for Morgan Stanley” and, together with the Adjusted Research Analyst Forecasts for Morgan Stanley, the “Adjusted Research Analyst Projections for Morgan Stanley”), in performing financial analyses in connection with rendering their respective opinions described and summarized in “The Merger—Opinions of E*TRADE’s Financial Advisors” beginning on page 73 of this proxy statement/prospectus, which Adjusted Research Analyst Projections for Morgan Stanley were provided to the E*TRADE board of directors in connection with its evaluation of the Merger. The following table presents a summary of the Adjusted Research Analyst Projections for Morgan Stanley:

	Forecasts(1)		Extrapolations(2)
											Terminal
$mm	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	Year 2030
Net income(3)	$8,164	$8,747	$9,327	$9,897	$10,451	$10,981	$11,481	$11,945	$12,365	$12,736	$13,118
Total Assets as of December 31(4)	$895,429	$922,596	$950,586	$979,386	$1,009,017	$1,039,501	$1,070,863	$1,103,125	$1,136,312	$1,170,449	$1,205,563
Supplementary Leverage Exposure	$1,155,177	$1,181,656	$1,218,192	$1,255,872	$1,294,640	$1,334,513	$1,375,522	$1,417,561	$1,460,524	$1,504,717	$1,550,174
____________________

(1)	Selected measures from the Adjusted Research Analyst Forecasts for Morgan Stanley.
(2)	Selected measures from the Adjusted Research Analyst Extrapolations for Morgan Stanley. For purposes of the Adjusted Research Analyst Extrapolations for Morgan Stanley, E*TRADE management estimated the terminal growth rates and terminal year projections set forth in the table above.

(3)	Reflects net income growth declining from 7.1% in 2021E to 3.0% by 2029E.
(4)	Reflects asset growth held constant at 3.0% from 2021E through the terminal year.

Important Information about the Unaudited Prospective Financial Information

The inclusion of the unaudited prospective financial information summarized above in “The Merger—Certain E*TRADE Unaudited Prospective Financial Information” beginning on page 69 of this proxy statement/prospectus (collectively, the “Unaudited Prospective Financial Information”) should not be regarded as an indication that any of E*TRADE, Morgan Stanley, J.P. Morgan, Ardea, their respective advisors, or any of their respective affiliates, officers, directors, partners, advisors or other representatives or any other person considered, or now considers, those projections to be predictive of actual future performance or events, or that it should be construed as financial guidance, and the summary of the Unaudited Prospective Financial Information set forth above should not be relied on as such.

While presented with numeric specificity, the Unaudited Prospective Financial Information summarized above is subjective in many respects and reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to E*TRADE’s and Morgan Stanley’s businesses that are inherently subject to significant uncertainties and contingencies, including risks and uncertainties described or incorporated by reference under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 37 and 45, respectively, of this proxy statement/prospectus, all of which are difficult to predict and many of which are beyond the control of E*TRADE and Morgan Stanley and will be beyond the control of the combined company. The Unaudited Prospective Financial Information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. There can be no assurance that the Unaudited Prospective Financial Information and the underlying estimates and assumptions will be realized and actual results will likely differ, and may differ materially, from those reflected in the Unaudited Prospective Financial Information, whether or not the Merger is completed.

The Unaudited Prospective Financial Information constitutes forward-looking statements. In addition, because the Unaudited Prospective Financial Information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth above, and important factors that may affect actual results and cause the Unaudited Prospective Financial Information to be inaccurate include, but are not limited to, risks and uncertainties relating to Morgan Stanley’s and E*TRADE’s businesses, industry performance, the regulatory environment, general business and economic conditions and other matters described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 37 and 45, respectively, of this proxy statement/prospectus. As a result, the Unaudited Prospective Financial Information cannot be considered predictive of actual future operating results, and this information should not be relied on as such. E*TRADE and Morgan Stanley stockholders are urged to review the SEC filings of E*TRADE and Morgan Stanley for a description of risk factors with respect to the businesses of E*TRADE and Morgan Stanley, as well as the risks and other factors described or incorporated by reference under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 37 and 45, respectively, of this proxy statement/prospectus. See also “Where You Can Find More Information” beginning on page 163 of this proxy statement/prospectus. The Unaudited Prospective Financial Information includes certain non-GAAP financial measures.

The Unaudited Prospective Financial Information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. No independent registered public accounting firm has audited, reviewed, compiled, examined, applied or performed any procedures with respect to the Unaudited Prospective Financial Information contained herein, nor have they expressed nor do they express any opinion or any other form of assurance on such information or its achievability. The report of the respective independent registered public accounting firms of E*TRADE and Morgan Stanley contained in their respective Annual Reports on Form 10-K for the year ended December 31, 2019, which have been filed with the SEC and are incorporated by reference into this proxy statement/prospectus, relate to historical financial information of E*TRADE and Morgan Stanley, respectively, and such reports do not extend to the projections summarized above and should not be read to do so. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by E*TRADE and Morgan Stanley may not be comparable to similarly titled amounts used by other companies.

Furthermore, the Unaudited Prospective Financial Information does not take into account any circumstances or events occurring after the date it was prepared. There can be no assurance that, had the Unaudited Prospective Financial Information been prepared either as of the date of the merger agreement or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. The Unaudited Prospective Financial Information does not take into account all the possible financial and other effects on E*TRADE or Morgan Stanley of the Merger, the effect on E*TRADE or Morgan Stanley of any business or strategic decision or action that has been or will be taken as a result of the merger agreement, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the Merger. Further, the Unaudited Prospective Financial Information does not take into account the effect on E*TRADE or Morgan Stanley of any possible failure of the Merger to occur. None of E*TRADE, Morgan Stanley or any of their respective affiliates, officers, directors, partners, advisors or other representatives has made, makes or is authorized in the future to make any representation to any E*TRADE or Morgan Stanley stockholder or other person regarding E*TRADE’s or Morgan Stanley’s ultimate performance compared to the information contained in the Unaudited Prospective Financial Information or that the forecasted results will be achieved. The inclusion of the Unaudited Prospective Financial Information herein should not be deemed an admission or representation by E*TRADE, Morgan Stanley, their respective advisors or any other person that it is viewed as material information of E*TRADE or Morgan Stanley, particularly in light of the inherent risks and uncertainties associated with such information. There can be no assurance that the projected results will be realized or that actual results will not be materially lower or higher than estimated, whether or not the Merger is completed. The summary of the Unaudited Prospective Financial Information included above is not being included to influence any E*TRADE stockholder’s decision on whether to vote in favor of the Merger or any other proposal to be considered at the E*TRADE special meeting, but is being provided solely because it was made available to the E*TRADE board of directors, E*TRADE, Morgan Stanley and E*TRADE’s financial advisors, as applicable, in connection with the Merger.

READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION. E*TRADE AND MORGAN STANLEY DO NOT INTEND TO UPDATE OR OTHERWISE REVISE THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

OPINIONS OF E*TRADE’S FINANCIAL ADVISORS

Opinion of J.P. Morgan Securities LLC

Pursuant to an engagement letter between E*TRADE and J.P. Morgan, E*TRADE retained J.P. Morgan as its financial advisor in connection with the proposed Merger.

At a meeting of the E*TRADE board of directors on February 19, 2020, J.P. Morgan rendered its oral opinion to the E*TRADE board of directors, subsequently confirmed by delivery of J.P. Morgan’s written opinion to the E*TRADE board of directors, dated February 19, 2020, that, as of such date, and based upon and subject to the factors and assumptions set forth in its written opinion, the exchange ratio in the proposed Merger was fair, from a financial point of view, to holders of E*TRADE common stock.

The full text of the written opinion of J.P. Morgan, dated February 19, 2020, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. E*TRADE’s stockholders are urged to read the opinion carefully and in its entirety. J.P. Morgan’s written opinion was addressed to the E*TRADE board of directors (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Merger; was directed only to the exchange ratio in the proposed Merger and did not address any other aspect of the proposed Merger. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the proposed Merger to the holders of any other class of securities, creditors or other constituencies of E*TRADE, or as to the underlying decision by E*TRADE to engage in the proposed Merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any holder of E*TRADE common stock as to how such stockholder should vote with respect to the proposed Merger or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

●	reviewed a draft, dated February 19, 2020, of the merger agreement;
●	reviewed certain publicly available business and financial information concerning E*TRADE and Morgan Stanley and the industries in which they operate;
●

compared the proposed financial terms of the proposed Merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

●

compared the financial and operating performance of E*TRADE and Morgan Stanley with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of E*TRADE common stock and Morgan Stanley common stock and certain publicly traded securities of such other companies;

●

reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of E*TRADE relating to E*TRADE’s business (“E*TRADE Forecasts”) and the Adjusted Research Analyst Projections for Morgan Stanley (which together with the E*TRADE Forecasts are summarized in "The Merger—Certain E*TRADE Unaudited Prospective Financial Information" beginning on page 69 of this proxy statement/prospectus);

●

reviewed the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the proposed Merger (the “Synergies”) prepared by or at the direction of the management of E*TRADE; and

●	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of E*TRADE and Morgan Stanley with respect to certain aspects of the proposed Merger, and the past and current business operations of E*TRADE and Morgan Stanley, the financial condition and future prospects and operations of E*TRADE and Morgan Stanley, the effects of the proposed Merger on the financial condition and future prospects of E*TRADE and Morgan Stanley, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by E*TRADE and Morgan Stanley or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to J.P. Morgan’s engagement letter with E*TRADE, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of E*TRADE or Morgan Stanley under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on the E*TRADE Forecasts, the Adjusted Research Analyst Projections for Morgan Stanley and the Synergies and the financial analyses and forecasts derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the then best currently available estimates and judgments by management of E*TRADE as to the expected future results of operations and financial condition of E*TRADE and Morgan Stanley to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the E*TRADE Forecasts, the Adjusted Research Analyst Projections for Morgan Stanley or the Synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the proposed Merger and the other transactions contemplated by the merger agreement would qualify as a tax-free reorganization for United States federal income tax purposes in discussions with, and materials furnished to J.P. Morgan by, representatives of E*TRADE, and would be consummated as described in the merger agreement, and that the definitive merger agreement would not differ in any material respects from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by E*TRADE and Morgan Stanley in the merger agreement and the related agreements were and would be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and has relied on the assessments made by advisors to E*TRADE with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the proposed Merger would be obtained without any adverse effect on E*TRADE or Morgan Stanley or on the contemplated benefits of the proposed Merger.

The projections furnished to J.P. Morgan for E*TRADE were prepared by E*TRADE’s management. E*TRADE does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections, please refer to “The Merger—Certain E*TRADE Unaudited Prospective Financial Information” beginning on page 69 of this proxy statement/prospectus.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm its opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, to the holders of the E*TRADE common stock of the exchange ratio in the proposed Merger, and J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the proposed Merger to the holders of any other class of securities, creditors or other constituencies of E*TRADE or as to the underlying decision by E*TRADE to engage in the proposed Merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the proposed Merger, or any class of such persons relative to the exchange ratio applicable to the holders of E*TRADE common stock in the proposed Merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the E*TRADE common stock or Morgan Stanley common stock will trade at any future time. J.P. Morgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of E*TRADE or any other alternative transaction.

The terms of the merger agreement, including the exchange ratio, were determined through arm’s length negotiations between E*TRADE and Morgan Stanley, and E*TRADE’s decision to enter into the merger agreement was solely that of the E*TRADE board of directors. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the E*TRADE board of directors in its evaluation of the proposed Merger and should not be viewed as determinative of the views of the E*TRADE board of directors or the E*TRADE’s management with respect to the proposed Merger or the exchange ratio.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its opinion to the E*TRADE board of directors on February 19, 2020 and in the presentation delivered to the E*TRADE board of directors on such date in connection with the rendering of such opinion. The summary below does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and, in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Public Trading Multiples Analysis – E*TRADE Standalone.

Using publicly available information, J.P. Morgan compared selected publicly available financial and market data of E*TRADE with similar publicly available data for the Charles Schwab Corporation, a publicly traded company engaged in a business which, for purposes of its analysis, J.P. Morgan considered to be sufficiently analogous to E*TRADE’s business.

Charles Schwab Corporation is not identical or directly comparable to E*TRADE and may have characteristics that are materially different from those of E*TRADE. The analysis necessarily involves complex considerations and judgments concerning differences in financial and operational characteristics of Charles Schwab Corporation and other factors that could affect Charles Schwab Corporation differently than they would affect E*TRADE. However, Charles Schwab Corporation was selected, among other things, because it is a publicly traded company engaged in operations and business which, for purposes of J.P. Morgan’s analysis, may be considered to be sufficiently analogous in certain respects to E*TRADE’s operations and business or aspects thereof based on J.P. Morgan’s experience and its familiarity with the industries in which the companies operates.

For each of Charles Schwab Corporation and E*TRADE, J.P. Morgan calculated and compared, among other things, the multiples of the company’s share price as of the close on February 18, 2020, to the Wall Street research analyst consensus estimates of the company’s earnings per share (“EPS”) respectively, for calendar years 2020 and 2021 (such multiples, “P/2020E EPS” and “P/2021E EPS,” respectively). Financial data for Charles Schwab Corporation and E*TRADE was based on Charles Schwab Corporation’s and E*TRADE’s respective public filings with the SEC and publicly available Wall Street research analyst consensus estimates for calendar year 2020 and 2021 that J.P. Morgan obtained from FactSet Research Systems.

Based on the above analysis and other factors which J.P. Morgan considered appropriate based on its experience and judgment, J.P. Morgan selected P/2020E EPS and P/2021E EPS multiple reference ranges for E*TRADE of 12.0x–17.0x and 11.0x–16.0x, respectively. J.P. Morgan then applied these multiple reference ranges, as applicable, to the estimates of E*TRADE’s EPS for calendar years 2020 and 2021 included in the E*TRADE Forecasts. The analysis indicated the following ranges of implied equity values per share of E*TRADE common stock (rounded to the nearest $0.25), which J.P. Morgan compared to the implied value of the Common Merger Consideration of $57.92 per share of E*TRADE common stock and the $43.79 closing stock price per share of E*TRADE’s common stock on February 18, 2020, as follows:

	Implied Equity
	Value Per Share
	Low	High
P / 2020E EPS	$41.50	$58.75
P / 2021E EPS	$43.75	$63.75

Dividend Discount Analysis – E*TRADE Standalone

J.P. Morgan calculated a range of implied values for E*TRADE common stock by discounting to present value, as of December 31, 2019, the cash amounts estimated to be distributed to E*TRADE stockholders in the form of dividends and share repurchases during each year 2020 to 2029, as reflected in the E*TRADE Forecasts, plus the implied amount of the additional cash distributions E*TRADE would make to its stockholders during each year 2020 through 2029 to achieve a Tier 1 Leverage Ratio of 6.75% (as provided by E*TRADE management) and estimates of the terminal value for E*TRADE at the end of 2029. In performing its analysis, J.P. Morgan utilized, among others, the following assumptions, which were provided, or reviewed and approved, by E*TRADE management:

●

terminal values for E*TRADE derived by applying a perpetuity growth rate range of 2.75% to 3.25% to the cash amounts estimated to be distributed to E*TRADE stockholders in the form of dividends and share repurchases during the terminal year, as reflected in the E*TRADE Forecasts, plus the implied amount of the additional cash distributions E*TRADE would make to its stockholders during the terminal year to achieve a Tier 1 Leverage Ratio of 6.75% (as provided by E*TRADE management) at the end of the terminal year; and

●

discount rates from 11.0% to 12.0% representing estimates of E*TRADE’s cost of equity, which range was chosen by J.P. Morgan taking into account macroeconomic assumptions, estimates of risk, E*TRADE’s capital structure and other appropriate factors based on its experience and judgment.

This analysis implied a range of equity values of $57.75 to $68.75 per share of E*TRADE common stock as of December 31, 2019, rounded to the nearest $0.25, as compared to the implied value of the Common Merger Consideration of $57.92 per share of E*TRADE common stock and the $43.79 closing stock price per share of E*TRADE’s common stock on February 18, 2020.

For reference purposes only and not as a component of its fairness analysis, J.P. Morgan also performed the dividend discount analysis described above, assuming, at the direction of E*TRADE management, that E*TRADE would achieve only 50% of the projected incremental revenues from its growth plan initiatives. This analysis implied a range of equity values of $50.75 to $60.75 per share of E*TRADE common stock as of December 31, 2019, rounded to the nearest $0.25, as compared to the implied value of the Common Merger Consideration of $57.92 per share of E*TRADE common stock and the $43.79 closing stock price per share of E*TRADE’s common stock on February 18, 2020.

Selected Transaction Analysis – E*TRADE Standalone

Using publicly available information, J.P. Morgan examined a number of selected transactions involving target companies with businesses or operations that, for purposes of its analysis, J.P. Morgan considered sufficiently similar to E*TRADE’s business or aspects thereof. The transactions indicated in the following table were selected by J.P. Morgan as relevant in evaluating the proposed Merger. Using publicly available information, J.P. Morgan calculated, for each selected transaction, among other things, the multiple of the implied transaction price to the target company’s estimated EPS for the four quarter period beginning with the first quarter ended after the announcement of the applicable transaction (“P/NTM EPS”). Financial data for the target companies was based on public filings, FactSet Research Systems and SNL Financial.

Results of this analysis are as follows:

Date	Acquiror	Target	Multiples
P/NTM
EPS
November 2019	Charles Schwab	TD Ameritrade	17.1x
October 2016	TD Ameritrade	Scottrade Financial Services, Inc.	22.1x
March 2011	Charles Schwab	optionsXpress Holdings, Inc.	18.7x
May 2007	Wachovia Corporation	A.G. Edwards, Inc.	18.1x

None of the selected transactions reviewed was identical to the proposed Merger. Certain of these transactions may have characteristics that are materially different from those of the proposed Merger. However, the transactions selected were chosen by J.P. Morgan, based on its experience and professional judgment, because their participants, size and certain other aspects of the transactions, for purposes of J.P. Morgan’s analysis, may be considered similar to the participants in, size and certain other aspects of the proposed Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the transactions differently than they would affect the proposed Merger.

Based on the above analysis and other factors that J.P. Morgan considered appropriate in its professional judgment, J.P. Morgan then selected an illustrative P/NTM EPS multiple reference range for E*TRADE of 17.0x to 22.0x. J.P. Morgan then applied that range to the estimate of E*TRADE’s EPS for 2020, as reflected in the E*TRADE Forecasts. This analysis implied a range of equity values of $58.75 to $76.00 per share of E*TRADE common stock as of December 31, 2019, rounded to the nearest $0.25, as compared to the implied value of the Common Merger Consideration of $57.92 per share of E*TRADE common stock and the $43.79 closing stock price per share of E*TRADE’s common stock on February 18, 2020.

For reference purposes only and not as a component of its fairness analysis, J.P. Morgan also performed a selected transactions analysis by calculating, for each selected transaction, among other things, the multiple of the implied transaction price to the target company’s estimated EPS for the four quarter period ended with the last quarter ended prior to the announcement of the applicable transaction (“P/LTM EPS”). Based on the above analysis and other factors that J.P. Morgan considered appropriate in its professional judgment, J.P. Morgan then selected an illustrative P/LTM EPS multiple reference range for E*TRADE of 18.0x to 25.0x. J.P. Morgan then applied that range to the estimate of E*TRADE’s 2019 EPS, adjusted to reflect the full year impact of zero commission pricing assuming a 27.5% tax rate. This analysis implied a range of equity values of $59.50 to $82.50 per share of E*TRADE common stock as of December 31, 2019, rounded to the nearest $0.25, as compared to the implied value of the Common Merger Consideration of $57.92 per share of E*TRADE common stock and the $43.79 closing stock price of E*TRADE’s common stock on February 18, 2020.

Public Trading Multiples Analysis – Morgan Stanley Standalone

Using publicly available information, J.P. Morgan compared selected financial and market data of Morgan Stanley with similar data for selected publicly traded companies engaged in businesses which, for purposes of its analysis, J.P. Morgan considered to be sufficiently analogous to Morgan Stanley’s business, including the following selected companies (“Morgan Stanley selected companies”):

●	Bank of America Corporation;
●	Citigroup Inc.;
●	The Goldman Sachs Group, Inc.;
●	JPMorgan Chase & Co.;
●	Raymond James Financial, Inc.; and
●	Wells Fargo & Company.

None of the Morgan Stanley selected companies reviewed is identical or directly comparable to Morgan Stanley and may have characteristics that are materially different from those of Morgan Stanley. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the Morgan Stanley selected companies and other factors that could affect the Morgan Stanley selected companies differently than they would affect Morgan Stanley. However, the Morgan Stanley selected companies were selected, among other reasons, because they are publicly traded companies engaged in operations and businesses which, for purposes of J.P. Morgan’s analysis, may be considered to be sufficiently analogous in certain respects to Morgan Stanley’s operations and businesses or aspects thereof based on J.P. Morgan’s experience and familiarity with the industries in which the companies operate.

For each of the Morgan Stanley selected companies and Morgan Stanley, J.P. Morgan calculated and compared, among other things, the multiples of P/2020E EPS and P/2021E EPS, as presented below. Financial data for the Morgan Stanley selected companies and Morgan Stanley was based on the Morgan Stanley selected companies’ and Morgan Stanley’s respective public filings with the SEC and publicly available Wall Street research analyst consensus estimates for calendar year 2020 and 2021 that J.P. Morgan obtained from FactSet Research Systems. Market data was as of the close on February 18, 2020.

Company	Multiples
	P/2020E EPS	P/2021E EPS
Bank of America Corporation	11.2x	10.4x
Citigroup Inc.	9.0x	8.1x
The Goldman Sachs Group, Inc.	9.4x	8.5x
JPMorgan Chase & Co.	12.5x	11.7x
Raymond James Financial, Inc.	12.8x	11.9x
Wells Fargo & Company	11.5x	10.3x

Based on the above analysis and other factors which J.P. Morgan considered appropriate based on its experience and judgment, J.P. Morgan selected P/2020E EPS and P/2021E EPS multiple reference ranges for Morgan Stanley of 9.0x–12.5x and 8.0x–12.0x, respectively. J.P. Morgan then applied these multiple reference ranges, as applicable, to the estimates of Morgan Stanley’s EPS for calendar years 2020 and 2021 included in the Adjusted Research Analyst Projections for Morgan Stanley. The analysis indicated the following ranges of implied equity values per Morgan Stanley common stock (rounded to the nearest $0.25), which J.P. Morgan compared to the $55.52 closing stock price per share of Morgan Stanley’s common stock on February 18, 2020, as follows:

	Implied Equity
	Value Per Share
	Low	High
P / 2020E EPS	$47.75	$66.25
P / 2021E EPS	$48.50	$72.75

For reference purposes only and not as a component of its fairness analysis, J.P. Morgan also performed a public trading analysis based on a regression analysis with respect to Morgan Stanley and the Morgan Stanley selected banks, to review the relationship between (i) the multiple of price to tangible book value (“P/TBV”) and (ii) the estimated 2021 return on average tangible common equity (“CY 2021E ROATCE”) based on public filings, equity research, information J.P. Morgan obtained from SNL Financial and FactSet Research Systems, and the Adjusted Research Analyst Projections for Morgan Stanley. Based on the above analysis and other factors which J.P. Morgan considered appropriate based on its experience and judgment, J.P. Morgan selected a P/TBV multiple reference range of 1.3x to 1.7x for Morgan Stanley. J.P. Morgan then applied that multiple reference range, to Morgan Stanley’s tangible book value per share as of December 31, 2019. This analysis implied an equity value per share of $51.00 to $66.25 per share of Morgan Stanley common stock, rounded to the nearest $0.25, as compared to the $55.52 closing stock price per share of Morgan Stanley’s common stock as of February 18, 2020.

Dividend Discount Analysis – Morgan Stanley Standalone

J.P. Morgan calculated a range of implied values for Morgan Stanley common stock by discounting to present value, as of December 31, 2019, estimates of the cash amounts estimated to be distributed to Morgan Stanley stockholders in the form of dividends and share repurchases during each year 2020 to 2029, as reflected in the Adjusted Research

Analyst Projections for Morgan Stanley, plus the implied amount of the additional cash distributions Morgan Stanley would make to its stockholders during each year 2020 through 2029 to achieve a supplementary leverage ratio of 6% (as provided by E*TRADE management) at the end of the applicable year based on the Adjusted Research Analyst Projections for Morgan Stanley and estimates of the terminal value of Morgan Stanley at the end of 2029. In performing its analysis, J.P. Morgan utilized, among others, the following assumptions, which were provided, or reviewed and approved by E*TRADE management (except as otherwise noted):

●	terminal values for Morgan Stanley derived by applying a perpetuity growth rate range of 2.75% to 3.25% to the cash amounts estimated to be distributed to Morgan Stanley stockholders in the form of dividends and share repurchases during the terminal year, as reflected in the Adjusted Research Analyst Projections for Morgan Stanley, plus the implied amount of the additional cash distributions Morgan Stanley would make to its stockholders during the terminal year to achieve a supplementary leverage ratio of 6% (as provided by E*TRADE management) at the end of the terminal year; and

●	discount rates from 10.25% to 11.25% representing estimates of Morgan Stanley’s cost of equity, which range was chosen by J.P. Morgan taking into account macroeconomic assumptions, estimates of risk, Morgan Stanley’s capital structure and other appropriate factors based on its experience and judgment.

This analysis implied a range of equity values of $59.50 to $69.50 per share of Morgan Stanley common stock as of December 31, 2019, rounded to the nearest $0.25, as compared to the $55.52 closing stock price per share of Morgan Stanley’s common stock as of February 18, 2020.

Relative Value Analysis

Based upon the implied valuations for each of E*TRADE and Morgan Stanley calculated pursuant to the trading multiples analyses and standalone dividend discount analyses described above under “Public Trading Multiples Analysis - E*TRADE Standalone,” “Dividend Discount Analysis - E*TRADE Standalone,” “Public Trading Multiples Analysis - Morgan Stanley Standalone,” and “Dividend Discount Analysis - Morgan Stanley Standalone,” J.P. Morgan calculated a range of implied exchange ratios of a share of Morgan Stanley common stock to a share of E*TRADE common stock and then compared that range of implied exchange ratios to the exchange ratio in the Merger of 1.0432 shares of Morgan Stanley common stock per share of E*TRADE common stock.

For each of the analyses referred to above, J.P. Morgan calculated the ratio implied by dividing the low end of each implied equity value of E*TRADE by the high end of each implied equity value of Morgan Stanley. J.P. Morgan also calculated the ratio implied by dividing the high end of each implied equity value of E*TRADE by the low end of each implied equity value of Morgan Stanley. J.P. Morgan assumed, in each case, that 100% of the Common Merger Consideration would be stock consideration.

This analysis implied the following ranges of exchange ratios, compared in each case to the exchange ratio in the Merger of 1.0432 shares of Morgan Stanley common stock per share of E*TRADE common stock:

Comparison	Range of Implied Exchange Ratios
Public Trading Multiples Analysis
P/2020E EPS	0.6272x – 1.2340x
P/2021E EPS	0.6032x – 1.3161x
Dividend Discount Analysis	0.8306x – 1.1584x

For reference purposes only and not as a component of its fairness analysis, J.P. Morgan also performed the relative value analysis described above based upon the implied valuations for each of E*TRADE and Morgan Stanley calculated pursuant to the standalone dividend discount analyses described above under “Dividend Discount Analysis - E*TRADE Standalone” and “Dividend Discount Analysis - Morgan Stanley Standalone,” assuming, at the direction of E*TRADE management, that E*TRADE would achieve only 50% of the projected incremental revenues from its growth plan initiatives. This analysis implied a range of exchange ratios of 0.7328x to 1.0225x, compared to the exchange ratio in the Merger of 1.0432 shares of Morgan Stanley common stock per share of E*TRADE common stock.

Value Creation Analysis

J.P. Morgan performed a value creation analysis that compared the equity value of E*TRADE (implied by the dividend discount analysis) to the equity value of holders of E*TRADE common stock in the pro forma combined company. J.P. Morgan determined the pro forma combined company equity value by calculating the sum of (i) the range of implied equity values for E*TRADE derived by J.P. Morgan based on its dividend discount analysis described above in “Dividend Discount Analysis -E*TRADE Standalone,” (ii) the range of implied equity values for Morgan Stanley derived by J.P. Morgan based on its dividend discount analysis described above in “Dividend Discount Analysis - Morgan Stanley Standalone,” (iii) the estimated present value of the expected cost Synergies, net of restructuring charges, including one-time transaction fees and (iv) the estimated present value of expected funding Synergies. The value creation analysis at the exchange ratio of 1.0432x provided for in the Merger indicated value creation to the holders of E*TRADE common stock of 8.9% under the midpoint of the implied equity value ranges in (i) and (ii) above. There can be no assurance that the synergies and transaction-related expenses will not be substantially greater or less than the E*TRADE estimate described above.

For reference purposes only and not as a component of its fairness analysis, J.P. Morgan also performed the value creation analysis described above, utilizing, at the direction of E*TRADE management, the range of implied equity values for E*TRADE derived by J.P. Morgan for reference purposes based on the dividend discount analysis described above in “Dividend Discount Analysis - E*TRADE Standalone” conducted assuming E*TRADE would achieve only 50% of the projected incremental revenues from its growth plan initiatives. This analysis indicated value creation to the holders of E*TRADE common stock of 21.8% under the midpoint of the implied equity value ranges in (i) and (ii) above.

Other Information

For reference purposes only and not as a component of its fairness analysis, J.P. Morgan performed the following analyses:

Historical Trading Range for E*TRADE. J.P. Morgan reviewed the historical prices of E*TRADE common stock during the 52-week period prior to February 18, 2020, noting that the low and high closing prices during such period ranged from $35.20 per E*TRADE ordinary share to $51.27 per E*TRADE ordinary share, in each case, as compared to the implied value of the Common Merger Consideration of $57.92 per share of E*TRADE common stock and the $43.79 closing stock price of E*TRADE’s common stock as of February 18, 2020.

Broker Price Targets for E*TRADE. J.P. Morgan reviewed certain publicly available broker share price targets for E*TRADE common stock, noting that these share price targets ranged from $43.00 per E*TRADE ordinary share to $54.00 per E*TRADE ordinary share, rounded to the nearest $0.25, in each case, as compared to the implied value of the Common Merger Consideration of $57.92 per share of E*TRADE common stock and the $43.79 closing stock price of E*TRADE’s common stock as of February 18, 2020.

Historical Trading Range for Morgan Stanley. J.P. Morgan reviewed the historical prices of Morgan Stanley common stock during the 52-week period prior to February 18, 2020, noting that the low and high closing prices during such period ranged from $39.10 per Morgan Stanley ordinary share to $57.51 per Morgan Stanley ordinary share, in each case, as compared to the $55.52 closing stock price of Morgan Stanley’s common stock as of February 18, 2020.

Broker Price Targets for Morgan Stanley. J.P. Morgan reviewed certain equity research share price targets available on FactSet Research Systems for Morgan Stanley common stock, noting that these share price targets ranged from $45.00 per Morgan Stanley ordinary share to $78.00 per Morgan Stanley ordinary share, rounded to the nearest $0.25, in each case, as compared to the $55.52 closing stock price of Morgan Stanley’s common stock as of February 18, 2020.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of E*TRADE. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical or directly comparable to E*TRADE or Morgan Stanley, as the case may be, and may have characteristics that are materially different from those of E*TRADE or Morgan Stanley, as applicable, and none of the selected transactions reviewed was identical to the proposed Merger. Certain of these transactions may have characteristics that are materially different from those of the proposed Merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses which, for purposes of J.P. Morgan’s analysis, may be considered to be sufficiently analogous in certain respects to that of E*TRADE or Morgan Stanley, or aspects thereof based on J.P. Morgan’s experience and familiarity with the industries in which the companies operate. The transactions selected were similarly chosen by J.P. Morgan, based on its experience and professional judgment, because their participants, size and certain other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the participants in, size and certain other aspects of the proposed Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to E*TRADE and the transactions compared to the proposed Merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise E*TRADE with respect to the proposed Merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with E*TRADE and the industries in which it operates.

For financial advisory services rendered in connection with the Merger, E*TRADE has agreed to pay J.P. Morgan a total fee in the amount equal to 62 basis points of the total consideration at closing, $10 million of which became payable upon delivery by J.P. Morgan of its opinion, and the remainder of which will become due upon the closing of the proposed Merger. Based on the trading price of Morgan Stanley common stock at the close of business prior to the transaction announcement on February 20, 2020, J.P. Morgan’s total fee was estimated to be approximately $81 million. In addition, E*TRADE has agreed to reimburse J.P. Morgan for certain of its reasonable costs and expenses incurred in connection with its services, including certain of the fees and disbursements of counsel, and has agreed to indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.

During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with E*TRADE, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger and joint bookrunner on E*TRADE’s credit facility refinancings which closed in June 2018 and 2019, respectively, joint bookrunner on E*TRADE’s offering of debt securities which closed in June 2018 and financial advisor to E*TRADE on an acquisition by E*TRADE which closed in April 2018. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of E*TRADE, for which it receives customary compensation or other financial benefits. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have provided commercial and investment banking services to Morgan Stanley and MUFG and their respective affiliates in the ordinary course of business, including agent bank and equity execution arrangements, for which J.P. Morgan and such affiliates received customary compensation. During the two-year period preceding the delivery of its opinion, the aggregate fees received by J.P. Morgan from E*TRADE were approximately $22 million, from Morgan Stanley were approximately $114 million, and from MUFG were approximately $185 million. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of E*TRADE, Morgan Stanley, and MUFG. In the ordinary course of its businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of E*TRADE or Morgan Stanley for J.P. Morgan’s own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities or other financial instruments.

Opinion of Ardea Partners LP

At a meeting of the E*TRADE board of directors held on February 19, 2020, representatives of Ardea rendered to the E*TRADE board of directors Ardea’s oral opinion, subsequently confirmed in a written opinion dated February 20, 2020 and delivered to the E*TRADE board of directors, to the effect that, as of the date of Ardea’s written opinion, and based upon and subject to the factors and assumptions set forth in Ardea’s written opinion, the exchange ratio set forth in the merger agreement was fair from a financial point of view to the holders of shares of E*TRADE common stock.

The full text of the written opinion of Ardea, dated February 20, 2020, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in connection with the opinion, is attached to this proxy statement/prospectus as Annex C. The summary of the Ardea opinion contained in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Ardea’s written opinion. Ardea’s advisory services and opinion were provided for the information and assistance of the E*TRADE board of directors in connection with its consideration of the proposed Merger and Ardea’s opinion does not constitute a recommendation as to how any holder of shares of E*TRADE common stock should vote with respect to the proposed Merger or any other matter.

In connection with rendering the opinion described above, representatives of Ardea reviewed, among other things:

●	the merger agreement;

●	annual reports to stockholders and Annual Reports on Form 10-K of E*TRADE and Morgan Stanley for the four fiscal years ended December 31, 2018 and a draft of the Annual Report on Form 10-K of each of E*TRADE and Morgan Stanley for the fiscal year ended December 31, 2019;

●	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of E*TRADE and Morgan Stanley;

●	certain publicly available research analyst reports for, and other publicly available information regarding, E*TRADE and Morgan Stanley;

●	certain internal financial analyses and forecasts for E*TRADE and certain financial analyses and forecasts for Morgan Stanley, in each case as prepared by the management of E*TRADE and approved for Ardea’s use by E*TRADE (which are referred to in this section as the “Forecasts” and which are summarized in “The Merger—Certain E*TRADE Unaudited Prospective Financial Information” beginning on page 69 of this proxy statement/prospectus); and

●	certain cost savings and operating synergies projected by the management of E*TRADE to result from the Merger, as approved for Ardea’s use by E*TRADE (which are referred to in this section as the “Synergies”).

Representatives of Ardea also held discussions with members of the senior management of E*TRADE and Morgan Stanley regarding their assessment of the strategic rationale for, and the potential benefits of, the proposed Merger and the past and current business operations, financial condition and future prospects of Morgan Stanley and with members of the senior management of E*TRADE regarding their assessment of the past and current business operations, financial condition and future prospects of E*TRADE; reviewed the reported price and trading activity for the shares of E*TRADE common stock and the shares of Morgan Stanley common stock; compared certain financial and stock market information for E*TRADE and Morgan Stanley with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the brokerage industry and in other industries; and performed such other studies and analyses, and considered such other factors, as Ardea deemed appropriate.

With E*TRADE’s consent, Ardea relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by Ardea, without assuming any responsibility for independent verification thereof. In addition, Ardea assumed with E*TRADE’s consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of E*TRADE. Ardea did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of E*TRADE, Morgan Stanley or any of their respective subsidiaries and Ardea was not furnished with any such evaluation or appraisal. Ardea assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed Merger would be obtained without any adverse effect on E*TRADE, Morgan Stanley or on the expected benefits of the proposed Merger in any way meaningful to Ardea’s analysis. Ardea also assumed that the proposed Merger would be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition therein, the effect of which would be in any way meaningful to Ardea’s analysis.

Ardea’s opinion did not address the underlying business decision of E*TRADE to engage in the proposed Merger, the relative merits of the proposed Merger as compared to any strategic alternatives that might have been available to E*TRADE, or any legal, regulatory, tax or accounting matters. Ardea was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, E*TRADE or any other alternative transaction. Ardea’s opinion addresses only the fairness from a financial point of view to the holders of shares of E*TRADE common stock, as of the date of Ardea’s written opinion, of the exchange ratio set forth in the merger agreement. Ardea did not express any view on, and its opinion does not address, any other term or aspect of the merger agreement or proposed Merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the proposed Merger. In addition, Ardea did not express an opinion, whether relative to the exchange ratio set forth in the merger agreement or otherwise, on either the fairness of the proposed Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, officers, directors or employees of E*TRADE, or other constituencies of E*TRADE or the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of E*TRADE or any class of such persons in connection with the proposed Merger. Ardea did not express any opinion as to the prices at which the shares of E*TRADE common stock or the shares of Morgan Stanley common stock would trade at any time or as to the impact of the proposed Merger on the solvency or viability of E*TRADE or Morgan Stanley or the ability of E*TRADE or Morgan Stanley to pay their respective obligations when they come due. Ardea’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Ardea as of, the date of its written opinion and Ardea assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of Ardea’s written opinion. Ardea’s advisory services and its opinion were provided for the information and assistance of the E*TRADE board of directors in connection with its consideration of the proposed Merger, and Ardea’s opinion does not constitute a recommendation as to how any holder of shares of E*TRADE common stock should vote with respect to the proposed Merger or any other matter. Ardea’s opinion was approved by the Fairness Committee of Ardea.

Summary of Financial Analyses

The following is a summary of the material financial analyses presented by Ardea to the E*TRADE board of directors in connection with rendering to the E*TRADE board of directors the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Ardea, nor does the order of analyses described represent the relative importance or weight given to those analyses by Ardea. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and alone are not a complete description of Ardea’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as of the close of trading on the NYSE and the Nasdaq on February 18, 2020, and is not necessarily indicative of current market conditions.

Implied Deal Premia and Multiples

Ardea calculated and compared certain implied premia and multiples using the implied value of the Common Merger Consideration to be issued by Morgan Stanley for each share of E*TRADE common stock pursuant to the merger agreement. For purposes of its analysis, Ardea calculated implied values for the Common Merger Consideration of (i) $57.92 (derived by multiplying the exchange ratio set forth in the merger agreement by $55.52, the closing price for shares of Morgan Stanley common stock on the NYSE on February 18, 2020), and (ii) $58.74 (derived by multiplying the exchange ratio set forth in the merger agreement by $56.31, the closing price for shares of Morgan Stanley common stock on the NYSE on February 19, 2020).

Ardea calculated and/or compared the following:

●	the implied premia represented by the $57.92 and $58.74 implied values calculated for the Common Merger Consideration relative to:

○	$43.79, the closing price for shares of E*TRADE common stock on the Nasdaq on February 18, 2020, and $44.93, the closing price for shares of E*TRADE common stock on the Nasdaq on February 19, 2020, respectively;

○	the highest closing price for shares of E*TRADE common stock on the Nasdaq over the 52-week period ended on each of February 18, 2020 and February 19, 2020, respectively; and

○	the lowest closing price for shares of E*TRADE common stock on the Nasdaq over the 52-week period ended on each of February 18, 2020 and February 19, 2020, respectively;

●	the $57.92 and $58.74 implied values calculated for the Common Merger Consideration, in each case, as a multiple of:

○	the estimated earnings per share (“EPS”) for 2020 for E*TRADE (adjusted to exclude provision (benefit) for loan losses and losses on early extinguishment of debt) for E*TRADE reflected in the Forecasts;

○	consensus median 2020 EPS estimate for E*TRADE published by FactSet as of February 18, 2020;

○	the book value (“BV”) per share, for E*TRADE, as of December 31, 2019, as stated in E*TRADE’s earnings release of January 23, 2020 (the “Q4 Earnings Release”); and

○	the tangible book value (“TBV”) per share, for E*TRADE, as of December 31, 2019, as stated in the Q4 Earnings Release.

The results of these calculations are as follows:

Implied Premium to:	Implied Value of Common Merger Consideration of $57.92 as of February 18, 2020	Implied Value of Common Merger Consideration of $58.74 as of February 19, 2020
Closing Price	32.3%	30.7%
52-Week High Price	13.0%	14.6%
52-Week Low Price	64.5%	66.9%

Implied Multiples to:
2020E Adjusted EPS (Forecasts)	15.9x	16.1x
2020E EPS (FactSet)	16.7x	17.0x
BV per share	2.20x	2.23x
TBV per share	3.81x	3.86x

Dividend Discount Analyses for E*TRADE

Using the Forecasts, Ardea performed a dividend discount analysis for E*TRADE on a standalone basis, to derive a range of implied present values per share of E*TRADE common stock.

Ardea derived a range of implied equity values for E*TRADE on a standalone basis by discounting to present value as of December 31, 2019, (a) (i) the annual cash amounts estimated to be distributed to E*TRADE stockholders in the form of dividends and share repurchases over the period beginning December 31, 2019 through December 31, 2029, as reflected in the Forecasts, plus (ii) the annual amount of additional capital distributions (or minus the additional capital requirements) required to achieve a Tier 1 Leverage Ratio target of 6.75% at the end of each year over the same period, reflecting E*TRADE management guidance, and (b) a range of implied terminal values for E*TRADE as of December 31, 2029, calculated by applying perpetuity growth rates ranging from 3.0% to 3.5% to the estimate of E*TRADE’s terminal year cash distributions calculated in the manner described in (a) above. For purposes of discounting to present value, Ardea used a range of discount rates from 11.0% to 13.0%, reflecting estimates of the cost of equity for E*TRADE on a standalone basis. Ardea divided the range of implied equity values it derived for E*TRADE on a standalone basis by the total number of fully diluted shares of E*TRADE common stock outstanding as of December 31, 2019, as provided by E*TRADE management, to derive implied present values per share of E*TRADE common stock ranging from $51 to $70 (all values rounded to the nearest dollar).

Select Precedent Transactions Analysis

Ardea analyzed certain publicly available information relating to the selected acquisition transactions listed below involving target companies in the brokerage industry.

Based on information in public filings, press releases and financial media reports relating to each applicable transaction, for each of the selected transactions, Ardea calculated and compared the consideration per share paid in the transaction as a multiple of the target company’s forward earnings. For the acquisition of TD Ameritrade and the acquisition of optionsXpress Holdings, Inc., the forward earnings represents the FactSet estimate for the target’s EPS for the fiscal year ended following announcement of the applicable transaction, as of the last undisturbed date prior to transaction announcement in each case. For the acquisition of Scottrade Financial Services, the forward earnings represents the target’s four quarter period net income beginning with the first quarter reported after the announcement of the applicable transaction.

The results of these calculations for each transaction are set forth below:

Announcement Date	Acquiror	Target	Forward P/E
November 2019	Charles Schwab Corporation	TD Ameritrade Holding Corporation	16.6x
October 2016	TD Ameritrade Holding Corporation / TD Bank, N.A.	Scottrade Financial Services, Inc.	22.2x
March 2011	Charles Schwab Corporation	optionsXpress Holdings, Inc.	19.9x

While none of the target companies in the selected transactions are directly comparable to E*TRADE and none of the selected transactions are directly comparable to the proposed Merger, the selected transactions are transactions that, in Ardea’s professional judgment, involved target companies with operations that, for the purposes of analysis, may be considered similar to certain of E*TRADE’s results, market size and services profile.

Based on the results of the foregoing calculations and Ardea’s analyses of the various transactions and its professional judgment, Ardea applied a reference range of Forward P/E multiples of 16.6x to 22.2x to the estimate of E*TRADE’s adjusted EPS for 2020 as reflected in the Forecasts, to derive ranges of implied values per share of E*TRADE common stock on a standalone basis ranging from $57 to $77 (all values rounded to the nearest dollar).

Premia Paid Analysis

Ardea reviewed and analyzed, using publicly available data obtained from FactSet, the premia paid in all-stock acquisitions of publicly traded companies in the United States announced in the past 10 years with transaction values above $10 billion. Ardea calculated the 75th percentile, 50th percentile and 25th percentile of the values of premia of the price paid relative to the target company’s last undisturbed closing price. The following shows a summary of the results of the review:

Metric	Premium
75th Percentile	26.1%
50th Percentile	16.4%
25th Percentile	4.2%

Based on its review of the foregoing data and its professional judgment and experience, Ardea applied a range of premia of 16.4% to 26.1% to the $43.79 closing price for the shares of E*TRADE common stock on the Nasdaq on February 18, 2020. This analysis resulted in a range of implied values per share of E*TRADE common stock of $51 to $55 (all values rounded to the nearest dollar).

Present Value of Future Stock Price and Dividends Analysis for E*TRADE on a Standalone Basis

Ardea performed an analysis to derive a range of implied present values per share of E*TRADE common stock on a standalone basis, based on implied future values calculated by Ardea for shares of E*TRADE common stock.

Ardea derived a range of implied future values per share for shares of E*TRADE common stock during 2021, 2022, 2023 and 2024 by applying a range of implied multiples of price to EPS of 11.0x to 13.0x to the estimates of the EPS of E*TRADE (adjusted to exclude losses on early extinguishment of debt) for 2021, 2022, 2023 and 2024, respectively, as reflected in the Forecasts. By applying discount rates of 11.0% and 13.0%, respectively, reflecting an estimate of the range of E*TRADE’ cost of equity on a standalone basis, and using mid-year discounting convention, Ardea discounted to present value, as December 31, 2019, both the implied future values per share it derived for E*TRADE on a standalone basis and the estimated distributions to be paid per share of E*TRADE common stock through the end of the applicable year as reflected in the Forecasts, to yield implied present values per share of E*TRADE common stock on a standalone basis ranging from $38 $61 (all values rounded to the nearest dollar).

Illustrative Pro Forma Analysis

Ardea performed certain illustrative analyses of the potential financial impact of the proposed Merger on Morgan Stanley. Ardea calculated the illustrative accretion/dilution to the adjusted EPS of Morgan Stanley for 2021, 2022 and 2023 as a result of the proposed Merger by comparing the estimated adjusted EPS of Morgan Stanley for those three years to the estimated adjusted EPS of Morgan Stanley for those three years on a pro forma basis (giving effect to the proposed Merger), both before and after taking into account the effect of amortization resulting from the purchase accounting treatment of the proposed Merger. Ardea also calculated the illustrative accretion/dilution to the TBV per share of Morgan Stanley at year-end 2020 by comparing the estimated TBV per share of Morgan Stanley at the end of 2020 on a standalone basis to the estimated TBV per share of Morgan Stanley at that time on a pro forma basis giving effect to the proposed Merger. Ardea also compared the Tier 1 Leverage Ratio and the Common Equity Tier 1 Capital Ratio of Morgan Stanley at the end of 2020 on a standalone basis to the same ratios at that time on a pro forma basis giving effect to the proposed Merger. For purposes of its calculations, Ardea used the Forecasts and the Synergies (not including revenue synergies), with such Synergies assumed, at the direction of E*TRADE management, to be phased in over a three-year period. Ardea’s calculation of adjusted EPS added back integration costs that may be incurred by Morgan Stanley in connection with the proposed Merger.

The results of these calculations are set forth below:

		Before / After Purchase Accounting Adjustments (Dilution %)
Adjusted EPS
2021E		(3.7%) / (6.7%)
2022E		(1.7%) / (4.4%)
2023E		(0.8%) / (3.1%)

TBV Per Share		(Dilution %)
Year End 2020E		(9.2%)

Capital Ratios at 2020 Year End	Standalone	Pro Forma
Tier 1 Leverage Ratio	8.1%	8.1%
Common Equity Tier 1 Capital Ratio	16.1%	16.4%

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Ardea’s opinion. In arriving at its fairness determination, Ardea considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Ardea made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to E*TRADE or Morgan Stanley or the proposed Merger.

Ardea prepared these analyses for purposes of providing its opinion to the E*TRADE board of directors that, as of the date of its written opinion, the exchange ratio set forth in the merger agreement was fair from a financial point of view to the holders of shares of E*TRADE common stock. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these projections are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, Ardea does not assume responsibility if future results are materially different from those forecast.

The exchange ratio set forth in the merger agreement was determined through arm’s length negotiations between E*TRADE and Morgan Stanley and was approved by the E*TRADE board of directors. Ardea provided advice to E*TRADE during these negotiations. Ardea did not, however, recommend any specific exchange ratio to E*TRADE or that any specific exchange ratio constituted the only appropriate consideration for the proposed Merger.

As described above, Ardea’s opinion to the E*TRADE board of directors was one of many factors taken into consideration by the E*TRADE board of directors in making its determination to approve the proposed Merger. The foregoing summary does not purport to be a complete description of the analyses performed by Ardea in connection with the delivery of its fairness opinion to the E*TRADE board of directors and is qualified in its entirety by reference to the written opinion of Ardea attached as Annex C to this proxy statement/prospectus.

Ardea is engaged in merger and acquisition advisory services, investment banking, underwriting services, private placements of securities and other financial and non-financial activities and services for various persons and entities. Ardea and its employees and affiliates may at any time, directly or indirectly, purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of E*TRADE, Morgan Stanley and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the proposed Merger. Pursuant to an engagement letter between E*TRADE and Ardea, Ardea was engaged to serve as the financial advisor to E*TRADE in connection with E*TRADE’s evaluation of and/or implementing various strategic or financial alternatives. The engagement letter between E*TRADE and Ardea provides for a transaction fee of 15 basis points of the total actual consideration to be received by the holders of E*TRADE common stock pursuant to the merger agreement, that is estimated, based on the information available as of the date of announcement, to be approximately $20 million, $1 million of which became payable upon the execution of the engagement letter, $2 million of which became payable upon the execution of the merger agreement and the remainder of which is payable contingent upon completion of the proposed Merger. In addition, E*TRADE agreed to reimburse Ardea for certain expenses, including reasonable attorneys’ fees and disbursements and to indemnify Ardea and related persons against various liabilities, including certain liabilities under federal securities laws. Other than as described above, during the two-year period ended February 20, 2020, Ardea has not been engaged by E*TRADE and/or Morgan Stanley and/or their respective affiliates to provide financial advisory, underwriting and/or other financial and non-financial services for which Ardea has recognized compensation. Ardea may in the future provide financial advisory, underwriting and/or other financial and non-financial services to E*TRADE, Morgan Stanley and their respective affiliates for which Ardea may receive compensation.

E*TRADE selected Ardea as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the proposed Merger.

REGULATORY APPROVALS REQUIRED FOR THE MERGER

Completion of the Merger is conditioned upon the receipt of certain governmental clearances or approvals, including the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act, receipt of required approvals, if any, under the BHC Act and the Dodd-Frank Act and receipt of certain other governmental consents and approvals. The process for obtaining the requisite regulatory approvals for the Merger is ongoing.

Although Morgan Stanley and E*TRADE currently believe they should be able to obtain all required regulatory approvals in a timely manner, the parties cannot be certain when or if they will obtain them or, if obtained, whether the approvals will contain terms, conditions or restrictions not currently contemplated that will be detrimental to Morgan Stanley after the completion of the Merger, or will contain a Burdensome Condition (see “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 109 of this proxy statement/prospectus for the definition of Burdensome Condition).

The approval of an application for regulatory approval means only that the regulatory criteria for approval have been satisfied or waived. It does not mean that the approving regulatory authority has determined that the consideration to be received by holders of E*TRADE stock and/or the Merger are fair to E*TRADE stockholders. Regulatory approval does not constitute an endorsement or recommendation of the Merger by any regulatory authority.

U.S. Antitrust Filing

Under the HSR Act, certain transactions, including the Merger, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file their respective HSR notifications with the FTC and the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration or termination of a 30-day waiting period following the parties’ filings of their respective HSR notifications or the termination of that waiting period. If the DOJ or FTC issues a second request prior to the expiration of this initial 30-day waiting period, the transaction cannot close until the parties observe a second 30-day waiting period, which would begin to run only after both parties have substantially complied with the second request, unless such second waiting period is terminated earlier.

The parties’ HSR notifications were filed with the FTC and the DOJ on March 11, 2020, and the waiting period with respect to such HSR notifications expired on April 10, 2020 at 11:59 p.m. Eastern Time.

At any time before or after the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act, or before or after the Merger is completed, the DOJ or the FTC may take action under the antitrust laws in opposition to the Merger, including seeking to enjoin completion of the Merger, to rescind the Merger or to conditionally permit completion of the Merger subject to regulatory concessions or conditions. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the Merger or permitting completion subject to regulatory concessions or conditions. Private parties may also seek to take legal action under the antitrust laws under some circumstances.

Although neither Morgan Stanley nor E*TRADE believes that the Merger will violate the antitrust laws, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Federal Reserve Board Filings

The Merger is subject to approval by the Federal Reserve Board pursuant to sections 4(j) and 4(k)(6)(B)(ii) of the BHC Act and section 163(b) of the Dodd-Frank Act. The Federal Reserve Board takes into consideration a number of factors when acting on applications under section 4 of the BHC Act. These factors include the financial and managerial resources of the companies involved (including consideration of the competence, experience and integrity of officers, directors and principal stockholders, as well as the pro forma capital ratios of the combined company), the effect of the proposal on competition in the relevant markets, the risk to the stability of the United States banking or financial system, and the public benefits that would result from the proposed acquisition for which an application is submitted. Section 163(b) of the Dodd-Frank Act further requires the Federal Reserve Board to consider the extent to which a proposed acquisition would result in greater or more concentrated risks to global or United States financial stability or the United States economy.

The Community Reinvestment Act (“CRA”) requires the Federal Reserve Board when considering the application submitted in connection with the Merger to also take into account the record of performance of each depository institution subsidiary of E*TRADE and Morgan Stanley in meeting the credit needs of the entire community, including low and moderate income neighborhoods. Depository institutions are periodically examined for compliance with the CRA by their primary federal regulator and are assigned ratings. Morgan Stanley Bank, N.A. and Morgan Stanley Private Bank, National Association, each received an Outstanding rating on their most recent CRA exams. E*TRADE Bank and E*TRADE Savings Bank received CRA ratings of Outstanding and Satisfactory, respectively, on their most recent CRA exams.

The BHC Act and Federal Reserve Board regulations require published notice of, and the opportunity for public comment on, applications made to the Federal Reserve Board. The Federal Reserve Board considers the views of third party commenters, particularly on the subject of the merging parties’ CRA performance and record of service to their communities, which are frequently the subject of protests from community groups and others. The Federal Reserve Board is also authorized to hold one or more public hearings or meetings if it determines that such hearings or meetings would be appropriate. The receipt of written adverse comments or any public meeting or hearing could prolong the period during which the application for approval of the Merger is under review by the Federal Reserve Board.

Morgan Stanley submitted the required filing seeking the approval of the Federal Reserve Board on March 25, 2020 and notice of the filing was published in the Federal Register on April 1, 2020.

SEC Clearance of Registration Statement

The completion of the Merger is conditioned on the registration statement of which this proxy statement/ prospectus is a part being declared effective and the absence of any stop order suspending the effectiveness of the registration statement or proceedings for such purpose pending before the SEC.

NYSE Listing

Pursuant to the merger agreement, the shares of Morgan Stanley common stock to be issued in the share issuance must have been approved for listing on the NYSE, subject to official notice of issuance prior to the completion of the Merger.

FINRA Approval

Under the terms of the merger agreement, E*TRADE is obligated to cause E*TRADE Securities LLC to prepare and submit an application pursuant to FINRA Rule 1017 seeking FINRA’s approval of the change of ownership or control of E*TRADE Securities LLC. Prior approval from FINRA of such applications is a condition to the completion of the Merger.

E*TRADE Securities LLC submitted the required application pursuant to FINRA Rule 1017 seeking FINRA’s approval on March 26, 2020. FINRA may request further information and documentation as part of its review of the application.

DTCC Notifications

E*TRADE is required to cause E*TRADE Securities LLC and each other subsidiary of E*TRADE that is a participant in the DTC, the NSCC or the FICC to submit to the DTCC, on behalf of each of DTC, NSCC and FICC, written notification regarding the change of ownership and control of E*TRADE Securities LLC and such other subsidiary of E*TRADE contemplated by the merger agreement and the transactions thereunder consistent with the requirements of the rules of each of DTC, NSCC and FICC. E*TRADE must have submitted such notifications to DTCC at least 90 days prior to the completion of the Merger, or DTCC shall have confirmed to E*TRADE in writing that the transactions contemplated by the merger agreement may be effected notwithstanding DTCC having less than 90 days’ prior notice.

Other Regulatory Notifications

At least 30 days prior to the completion of the Merger, E*TRADE must cause E*TRADE Securities LLC and E*TRADE Futures LLC to submit written notification regarding the change of ownership and control of each entity to any self-regulatory organization, including any “self-regulatory organization” as such term is defined in Section 3(a)(26) of the Exchange Act, any “self-regulatory organization” as such term is defined in U.S. Commodity Futures Trading Commission Rule 1.3, and any other U.S. or non-U.S. securities exchange, futures exchange, futures association, commodities exchange, clearinghouse or clearing organization (each, and “SRO”), of which it is a member and to each state or other U.S. jurisdiction in which it is registered to act as a broker-dealer.

Other Governmental Approvals

Morgan Stanley and E*TRADE are not aware of any material governmental approvals or actions that are required for completion of the Merger other than those described in “The Merger—Regulatory Approvals Required for the Merger” beginning on page 88 of this proxy statement/prospectus. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought because receipt of any other necessary consents, approvals or clearances that are required under applicable law in order to consummate the transactions contemplated by the merger agreement from any governmental authority in any jurisdiction in which Morgan Stanley or E*TRADE (together with their respective subsidiaries) conduct material operations is a condition to the obligations of the parties to complete the Merger. There can be no assurance, however, that any additional approvals or actions will be obtained.

Efforts to Obtain Regulatory Approvals

Morgan Stanley and E*TRADE have agreed in the merger agreement to use their respective reasonable best efforts, subject to certain limitations, to make the required governmental filings or obtain the required governmental authorizations, as the case may be. However, Morgan Stanley’s obligation to use reasonable best efforts to obtain regulatory approvals required to complete the Merger does not require Morgan Stanley to:

●	propose, negotiate, commit to or effect, by consent decree, hold separate orders or otherwise, the sale, divesture, disposition, or license of any assets, properties, products, rights, services or businesses of Morgan Stanley, E*TRADE or any of their respective subsidiaries or any of Morgan Stanley’s affiliates, or any interest therein, or agree to any other structural or conduct remedy, except with respect to the wealth management business of Morgan Stanley, E*TRADE, and their respective subsidiaries; or

●	otherwise take or commit to take any actions that would limit Morgan Stanley’s, E*TRADE’s or any of their respective subsidiaries’ or any of Morgan Stanley’s affiliates’ freedom of action with respect to, or its or their ability to retain any of their respective assets, properties, products, rights, services or businesses, or any interest or interests therein, except with respect to the wealth management business of Morgan Stanley, E*TRADE, and their respective subsidiaries.

With respect to each of the two bullets above, the merger agreement further provides that Morgan Stanley is only required to take the applicable action with respect to the wealth management business of Morgan Stanley, E*TRADE and their respective subsidiaries if such action (A) does not relate to any share plan administration or corporate services business (including Morgan Stanley’s “Shareworks by Morgan Stanley” business) and (B) would not otherwise reasonably be expected to materially and adversely affect the combined wealth management businesses of Morgan Stanley and its subsidiaries (including the Surviving Corporation), taken as a whole (after giving effect to the Merger).

In addition, Morgan Stanley’s obligation to use reasonable best efforts to obtain regulatory approvals required to complete the Merger includes an obligation to use reasonable best efforts to defend against litigation commenced by any governmental authority challenging the transactions contemplated by the merger agreement, but does not require Morgan Stanley to commence any litigation against any governmental authority.

These requirements are described in more detail under “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 109 of this proxy statement/prospectus.

No Assurances of Obtaining Approvals

There can be no assurances that any of the regulatory approvals described in “The Merger—Regulatory Approvals Required for the Merger” beginning on page 88 of this proxy statement/prospectus will be obtained and, if obtained, there can be no assurance as to the timing of such approvals, the ability to obtain such approvals on satisfactory terms or the absence of any litigation challenging such approvals.

Timing

Subject to certain conditions, if the Merger is not completed on or before the initial end date (March 31, 2021), or, if all conditions to the completion of the Merger have been satisfied on the initial end date other than certain conditions relating to regulatory approvals and the initial end date is automatically extended to an extended end date (June 30, 2021), the extended end date, either Morgan Stanley or E*TRADE may terminate the merger agreement. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 114 of this proxy statement/ prospectus.

NO DISSENTERS’ OR APPRAISAL RIGHTS

E*TRADE stockholders are not entitled to dissenters’ or appraisal rights in connection with the Merger.

Appraisal rights are statutory rights that enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the transaction.

Holders of shares of E*TRADE common stock will not have rights to an appraisal of the fair value of their shares. Under Delaware law, appraisal rights are not available for the shares of any class or series if the shares of the class or series are listed on a national securities exchange or held of record by more than 2,000 holders on the record date, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts or any combination of the foregoing. Shares of E*TRADE common stock are listed on the Nasdaq as of the record date, and E*TRADE stockholders will receive Morgan Stanley common shares pursuant to the merger agreement and cash in lieu of fractional shares. Approval for the listing of the shares of Morgan Stanley common stock on the NYSE is a condition to completion of the Merger.

U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE MERGERS

For U.S. federal income tax purposes, the Mergers, taken together, are intended to constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of section 368(a) of the Code, and each of E*TRADE and Morgan Stanley expects to receive a tax opinion from its counsel, Skadden and Davis Polk, respectively, to the effect that, for U.S. federal income tax purposes, the Mergers will constitute a reorganization within the meaning of section 368(a) of the Code. These opinions of counsel will be based on customary assumptions and representations, covenants, and undertakings of E*TRADE, Morgan Stanley, Merger Sub and Second Merger Sub. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete, inaccurate, or is violated, the validity of the opinions may be affected and the U.S. federal income tax consequences of the Mergers could differ materially from those described in this proxy statement/prospectus. The obligation of each of E*TRADE and Morgan Stanley to consummate the Mergers, however, is not conditioned upon the receipt of such opinions of Skadden, Davis Polk or any other counsel, nor will the parties request a ruling from the IRS regarding the qualification of the Mergers as a reorganization within the meaning of section 368(a) of the Code. Assuming that the Mergers qualify as a reorganization within the meaning of section 368(a) of the Code, holders of E*TRADE stock will generally not recognize gain or loss for U.S. federal income tax purposes, except with respect to cash received in lieu of fractional shares of Morgan Stanley common stock.

The U.S. federal income tax consequences described above may not apply to all holders of E*TRADE stock. You should read “U.S. Federal Income Tax Considerations” beginning on page 117 of this proxy statement/prospectus for a more complete discussion of the U.S. federal income tax considerations relating to the Mergers. Tax matters can be complicated and the tax consequences of the Mergers to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the Mergers to you.

ACCOUNTING TREATMENT

In accordance with current accounting guidance, the Merger will be accounted for using the acquisition method. As a result, the recorded assets and liabilities of Morgan Stanley will be carried forward at their carrying values and the historical operating results for Morgan Stanley will be unchanged for prior periods. The assets and liabilities of E*TRADE generally will be adjusted to their respective fair values at the closing date of the Merger, including any identifiable intangible assets acquired. In addition, any excess of the purchase price over the net assets acquired will be recorded as goodwill. The purchase price will be based on the closing date fair value of consideration paid by Morgan Stanley, primarily Morgan Stanley’s common stock to be issued to E*TRADE stockholders in connection with the Merger. In accordance with current accounting guidance, goodwill will not be amortized but will be evaluated for impairment annually and under certain circumstances. Identified finite-lived intangible assets will be amortized over their estimated lives and tested for impairment when indicators of impairment exist. Further, the acquisition method of accounting will result in the operating results of E*TRADE being included in the operating results of Morgan Stanley beginning from the date of completion of the Merger.

LISTING OF SHARES OF MORGAN STANLEY COMMON STOCK AND DELISTING AND DEREGISTRATION OF SHARES OF E*TRADE STOCK

Application will be made to have the shares of Morgan Stanley common stock to be issued in the Merger approved for listing on the NYSE, where shares of Morgan Stanley common stock are currently traded. If the Merger is completed, shares of E*TRADE stock will no longer be listed on the Nasdaq and will be deregistered under the Exchange Act.

LITIGATION RELATING TO THE MERGER

As of May 20, 2020, seven complaints had been filed by purported E*TRADE stockholders challenging the Merger. The first, filed in the United States District Court for the Southern District of New York by Shiva Stein individually, is captioned Stein v. E*TRADE Financial Corporation et al., case number 1:20-cv-03134-LAP. Stein v. E*TRADE Financial Corporation et al. names as defendants E*TRADE and each member of the E*TRADE board of directors. The second complaint, a putative class action complaint, was filed in the United States District Court for the District of Delaware by John Thompson and is captioned Thompson v. E*TRADE Financial Corporation et al., case number 1:20-cv-00553-RGA. Thompson v. E*TRADE Financial Corporation et al. names as defendants Morgan Stanley, Merger Sub, E*TRADE and each member of the E*TRADE board of directors. The third complaint, filed in the United States District Court for the District of New Jersey by Jacqueline Galeano individually, is captioned Galeano v. E*TRADE Financial Corporation et al., case number 2:20-cv-05123-KM-ESK. Galeano v. E*TRADE Financial Corporation et al. names as defendants E*TRADE and each member of the E*TRADE board of directors. The fourth complaint, a putative class action complaint, was filed in the United States District Court for the Southern District of New York by Kevin Brown and is captioned Brown v. E*TRADE Financial Corporation et al., case number 1:20-cv-03322-UA. Brown v. E*TRADE Financial Corporation et al. names as defendants E*TRADE and each member of the E*TRADE board of directors. The fifth complaint, filed in the United States District Court for the District of New Jersey by Yael Respler individually, is captioned Respler v. E*TRADE Financial Corporation et al., case number 2:20-cv-05229-KM-ESK. Respler v. E*TRADE Financial Corporation et al. names as defendants E*TRADE and each member of the E*TRADE board of directors. The sixth complaint, filed in the United States District Court for the Southern District of New York by Stourbridge Investments LLC individually, is captioned Stourbridge Investments LLC v. E*TRADE Financial Corporation et al., case number 1:20-cv-03457-UA. Stourbridge Investments LLC v. E*TRADE Financial Corporation et al. names as defendants E*TRADE and each member of the E*TRADE board of directors. The seventh complaint, filed in the United States District Court for the Southern District of New York by Chris Ramsubhag individually, is captioned Ramsubhag v. E*TRADE Financial Corporation et al., case number 1:20-cv-03891-UA. Ramsubhag v. E*TRADE Financial Corporation et al. names as defendants E*TRADE and each member of the E*TRADE board of directors.

The complaints generally allege, among other things, that the defendants named therein authorized the filing of a materially incomplete and misleading registration statement. Among other remedies, the complaints seek to enjoin the approval and adoption of the merger agreement by a vote of the E*TRADE stockholders and/or the closing of the Merger, as well as damages, costs and attorneys’ fees. The defendants believe that the claims made in these lawsuits are without merit.

There can be no assurances that additional complaints or demands will not be filed or made with respect to the Merger. If additional similar complaints or demands are filed or made, absent new or different allegations that are material, neither E*TRADE nor Morgan Stanley will necessarily announce them.

THE MERGER AGREEMENT

The following is a summary of the material terms and conditions of the merger agreement. This summary may not contain all the information about the merger agreement that is important to you. This summary is qualified in its entirety by reference to the merger agreement attached as Annex A to, and incorporated by reference into, this proxy statement/prospectus. You are encouraged to read the merger agreement in its entirety because it is the legal document that governs the Merger.

EXPLANATORY NOTE

The merger agreement and the summary of its terms and conditions in this proxy statement/prospectus have been included to provide information about the terms and conditions of the merger agreement. The merger agreement and the summary of its terms and conditions are not intended to provide any other factual information about Morgan Stanley, Merger Sub, Second Merger Sub, E*TRADE or any of their respective subsidiaries or affiliates. The representations, warranties, covenants and agreements contained in the merger agreement: were made by Morgan Stanley, Merger Sub, Second Merger Sub and E*TRADE only for purposes of the merger agreement and as of specific dates; were made solely for the benefit of the parties to the merger agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures; may not have been intended to be statements of fact, but rather, as a method of allocating contractual risk and governing the contractual rights and relationships between the parties to the merger agreement; and may be subject to standards of materiality applicable to contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of Morgan Stanley, Merger Sub, Second Merger Sub, E*TRADE or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, covenants and agreements may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in Morgan Stanley’s or E*TRADE’s public disclosures.

For the foregoing reasons, the representations, warranties, covenants and agreements in the merger agreement and any description of those provisions in this proxy statement/prospectus should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus.

STRUCTURE OF THE MERGER

The merger agreement provides for a transaction in which Merger Sub will merge with and into E*TRADE, upon the terms and subject to the conditions set forth in the merger agreement. E*TRADE will be the surviving corporation in the Merger (E*TRADE, as the surviving corporation in the Merger, the “Surviving Corporation”) and will, following completion of the Merger, be a wholly owned subsidiary of Morgan Stanley.

Immediately following the Merger, and as part of an integrated transaction with the Merger, the Surviving Corporation will merge with and into Second Merger Sub, with Second Merger Sub being the surviving entity of the Second Merger. Second Merger Sub will, following completion of the Second Merger, be a wholly owned subsidiary of Morgan Stanley.

After completion of the Merger, the certificate of incorporation set forth as Exhibit A to the merger agreement and the bylaws of Merger Sub in effect immediately prior to the effective time of the Merger will be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation, in each case, until amended in accordance with applicable law and the certificate of incorporation and bylaws, as applicable. After completion of the Merger, the directors and officers of Merger Sub immediately prior to the effective time of the Merger will be the directors and officers, respectively, of the Surviving Corporation, in each case, until their successors are duly elected or appointed and qualified in accordance with applicable law.

COMPLETION AND EFFECTIVENESS OF THE MERGER

The Merger will be completed and become effective at such time as a certificate of merger with respect to the Merger is duly filed with the Delaware Secretary of State (or at such later time as agreed to by Morgan Stanley and E*TRADE and specified in such certificate of merger). Unless another date and time are agreed to by Morgan Stanley and E*TRADE, completion of the Merger will occur on the third business day following satisfaction or, to the extent permitted by applicable law, waiver of the conditions to completion of the Merger (other than those conditions that by their nature are to be satisfied at completion of the Merger, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of such conditions at the time of completion of the Merger) described under “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 98 of this proxy statement/prospectus.

As of the date of this proxy statement/prospectus, Morgan Stanley and E*TRADE expect that the Merger will be completed in the fourth quarter of 2020. However, completion of the Merger is subject to the satisfaction or, to the extent permitted by applicable law, waiver of the conditions to completion of the Merger, which are summarized below. There can be no assurances as to when, or if, the Merger will occur. If the Merger is not completed on or before the initial end date (March 31, 2021), either Morgan Stanley or E*TRADE may terminate the merger agreement (unless all conditions to completion of the Merger have been satisfied (or in the case of conditions that by their terms are to be satisfied at completion of the Merger, are capable of being satisfied on that date) or waived on the initial end date other than certain conditions relating to regulatory approvals, in which case the initial end date will automatically be extended to the extended end date (June 30, 2021) and, if the Merger is not completed on or before the extended end date, either Morgan Stanley or E*TRADE may terminate the merger agreement). The right to terminate the merger agreement after the initial end date or the extended end date, as applicable, or to extend the initial end date, will not be available to Morgan Stanley or E*TRADE, as applicable, if that party’s breach of any provision of the merger agreement resulted in the failure of the Merger to be completed by either the initial end date or the extended end date, as applicable. See “The Merger Agreement—Conditions to Completion of the Merger” and “The Merger Agreement—Termination of the Merger Agreement” beginning on pages 98 and 114, respectively, of this proxy statement/prospectus.

MERGER CONSIDERATION

Common Merger Consideration

At the completion of the Merger, each share of E*TRADE common stock outstanding immediately prior to the effective time of the Merger (except for shares of E*TRADE common stock held by E*TRADE as treasury stock or by Morgan Stanley (other than any Fiduciary Shares), which will be cancelled without consideration) will automatically be converted into the right to receive 1.0432 shares of Morgan Stanley common stock (with cash payable in lieu of any fractional shares as described under “The Merger Agreement—Fractional Shares” beginning on page 96 of this proxy statement/prospectus).

Series A and Series B Preferred Merger Consideration

At the completion of the Merger, (i) each share of E*TRADE Series A Preferred Stock outstanding immediately prior to the effective time of the Merger (except for shares of E*TRADE Series A Preferred Stock held by E*TRADE as treasury stock or by Morgan Stanley (other than any Fiduciary Shares), which will be cancelled without consideration) will automatically be converted into the right to receive one share of New Morgan Stanley Replacement Series A Preferred Stock having the terms set forth in the merger agreement and described under “Description of Morgan Stanley Capital Stock—New Morgan Stanley Preferred Stock to Be Issued in the Merger” beginning on page 134 of this proxy statement/prospectus (the “Series A Preferred Merger Consideration”) and (ii) each share of E*TRADE Series B Preferred Stock outstanding immediately prior to the effective time of the Merger (except for shares of E*TRADE Series B Preferred Stock held by E*TRADE as treasury stock or by Morgan Stanley (other than any Fiduciary Shares), which will be cancelled without consideration) will automatically be converted into the right to receive one share of New Morgan Stanley Replacement Series B Preferred Stock having the terms set forth in the merger agreement and described under “Description of Morgan Stanley Capital Stock—New Morgan Stanley Preferred Stock to Be Issued in the Merger” beginning on page 134 of this proxy statement/prospectus (the “Series B Preferred Merger Consideration,” and each of the Common Merger Consideration, the Series A Preferred Merger Consideration and the Series B Preferred Merger Consideration, as applicable, the “Merger Consideration”). Morgan Stanley will ensure that shares of the New Morgan Stanley Replacement Series A Preferred Stock and New Morgan Stanley Replacement Series B Preferred Stock shall have such rights, preferences, privileges and voting powers, and limitations and restrictions, that, taken as a whole, shall not be materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the E*TRADE Series A Preferred Stock and E*TRADE Series B Preferred Stock, respectively, and, in each case, taken as a whole.

If, between the date of the merger agreement and the effective time of the Merger, any change in the outstanding shares of capital stock of Morgan Stanley or E*TRADE occurs as a result of any reclassification, recapitalization, stock split (including reverse stock split), merger, combination, exchange or readjustment of shares, subdivision or other similar transaction or event, or any stock dividend thereon with a record date during such period (but, for the avoidance of doubt, excluding any change that results from (i) the exercise of stock options or other equity awards to purchase shares of Morgan Stanley stock or E*TRADE stock or the settlement of restricted stock, restricted stock units or performance units of Morgan Stanley or E*TRADE or (ii) the grant of equity-based compensation to directors or employees of Morgan Stanley or E*TRADE), the Merger Consideration and any other amounts payable pursuant to the merger agreement will be appropriately adjusted to eliminate the effect of such event thereon.

FRACTIONAL SHARES

No fractional shares of Morgan Stanley stock will be issued to any holder of shares of E*TRADE stock upon completion of the Merger. Instead, all fractional shares of Morgan Stanley stock that a holder of shares of E*TRADE stock would otherwise be entitled to receive as a result of the Merger will be aggregated and, if a fractional share results from such aggregation, such holder will be entitled to receive, in lieu of such fractional share, an amount in cash determined by multiplying the fraction of the applicable share of Morgan Stanley stock to which such holder would otherwise have been entitled by the closing price of such applicable share of Morgan Stanley stock on the NYSE on the last trading day preceding the date of completion of Merger. No interest will be paid or accrued on cash payable in lieu of fractional shares of Morgan Stanley stock.

PROCEDURES FOR SURRENDERING E*TRADE STOCK CERTIFICATES

The conversion of E*TRADE stock into the right to receive the Merger Consideration will occur automatically at completion of the Merger. Prior to completion of the Merger, Morgan Stanley will appoint an exchange agent reasonably acceptable to E*TRADE and enter into an exchange agent agreement with the exchange agent providing for the exchange agent to handle the exchange of shares of E*TRADE stock represented by certificates (each such certificate, a “Certificate”), and uncertificated shares of E*TRADE stock (each such share, an “Uncertificated Share”), for the Merger Consideration. As of the effective time of the Merger, Morgan Stanley will deposit with the exchange agent, for the benefit of the holders of shares of E*TRADE stock, for exchange, evidence of shares in book-entry form representing the shares of Morgan Stanley stock issuable in exchange for outstanding shares of E*TRADE stock. Morgan Stanley will also make promptly available to the exchange agent, from time to time as needed, additional cash sufficient to pay any dividends or other distributions to which holders of shares of E*TRADE stock are entitled pursuant to the merger agreement or cash in lieu of any fractional share of Morgan Stanley stock to which any of those holders are entitled pursuant to the merger agreement. Promptly after the effective time of the Merger and in any event within three business days after completion of the Merger, Morgan Stanley will, or will cause the exchange agent to, send to each holder of Certificates a letter of transmittal and instructions explaining how to surrender those Certificates or transfer Uncertificated Shares to the exchange agent.

E*TRADE stockholders who submit a properly completed letter of transmittal, together with their Certificates (in the case of certificated shares of E*TRADE stock) or other evidence of transfer requested by the exchange agent (in the case of a book-entry transfer of Uncertificated Shares), will receive the applicable Merger Consideration into which such shares of E*TRADE stock were converted in the Merger. The shares of Morgan Stanley common stock, New Morgan Stanley Replacement Series A Preferred Stock and New Morgan Stanley Replacement Series B Preferred Stock constituting part of the Merger Consideration will be delivered to E*TRADE stockholders in uncertificated book-entry form unless a physical certificate is required under applicable law. After completion of the Merger, each Certificate that previously represented shares of E*TRADE stock and each Uncertificated Share that previously was registered to a holder on E*TRADE’s stock transfer books (except for shares of E*TRADE stock held by E*TRADE as treasury stock or by Morgan Stanley (other than any Fiduciary Shares)) will only represent the right to receive the Merger Consideration into which those shares of E*TRADE stock have been converted (and cash in lieu of any fractional shares of Morgan Stanley stock as described under “U.S. Federal Income Tax Considerations—Cash In Lieu of Fractional Shares” beginning on page 118 of this proxy statement/prospectus, and any dividends on the shares of Morgan Stanley stock into which such shares of E*TRADE stock have been converted as described below under “The Merger Agreement—Procedures for Surrendering E*TRADE Stock Certificates” beginning on page 96 of this proxy statement/prospectus).

Neither Morgan Stanley nor E*TRADE will be responsible for transfer or other similar taxes and fees incurred by holders of E*TRADE stock in connection with the Merger. Those taxes and fees, if any, will be the sole responsibility of such E*TRADE stockholders. In addition, if there is a transfer of ownership of E*TRADE stock that is not registered in the records of E*TRADE’s transfer agent, payment of the Merger Consideration as described above (and cash in lieu of any fractional shares of Morgan Stanley stock as described under “U.S. Federal Income Tax Considerations—Cash In Lieu of Fractional Shares” beginning on page 118 of this proxy statement/prospectus, and any dividends on the shares of Morgan Stanley stock into which such shares of E*TRADE stock have been converted as described below under “The Merger Agreement—Procedures for Surrendering E*TRADE Stock Certificates” beginning on page 96 of this proxy statement/prospectus) will be made to a person other than the person in whose name the Certificate or Uncertificated Share so surrendered is registered only if the Certificate is properly endorsed or otherwise is in proper form for transfer or the Uncertificated Share is properly transferred, and the person requesting such payment must pay to the exchange agent any transfer or other similar taxes required as a result of such payment or satisfy the exchange agent that any transfer or other similar taxes have been paid or are not payable.

After completion of the Merger, Morgan Stanley will not pay dividends or other distributions with a record date on or after the effective time of the Merger to any holder of any Certificates or Uncertificated Shares with respect to the shares of Morgan Stanley common stock into which such holder’s shares of E*TRADE common stock have been converted until the holder surrenders the Certificates or transfers the Uncertificated Shares in accordance with the merger agreement. However, once those Certificates or Uncertificated Shares are surrendered or transferred, the exchange agent will promptly pay to the holder, without interest, any dividends or other distributions on the shares of Morgan Stanley common stock into which such shares of E*TRADE common stock have been converted with a record date on or after the effective time of the Merger that have been paid prior to such surrender or transfer, as applicable.

TREATMENT AND QUANTIFICATION OF E*TRADE EQUITY AWARDS

Treatment of E*TRADE RSU Awards

At the effective time of the Merger, each E*TRADE RSU Award, whether vested or unvested, will vest (if unvested) and be cancelled and converted into the right to receive the Common Merger Consideration, as if such award (including any shares of E*TRADE common stock in respect of dividend equivalent units credited thereon) had been settled in shares of E*TRADE common stock immediately prior to the effective time of the Merger.

Treatment of E*TRADE PSU Awards

At the effective time of the Merger, each E*TRADE PSU Award, whether vested or unvested, will vest (if unvested) and be cancelled and converted into the right to receive the Common Merger Consideration, as if such award (including any shares of E*TRADE common stock in respect of dividend equivalent units credited thereon) had been settled in shares of E*TRADE common stock immediately prior to the effective time of the Merger. With respect to any performance periods that are completed on or before the effective time of the Merger, each such award will vest at the greater of the target or actual level of performance, as determined by the board of directors of E*TRADE or a committee thereof prior to the effective time of the Merger. With respect to any performance periods that are not completed on or before the effective time of the Merger, each such award will vest at the target level of performance.

Treatment of E*TRADE Director Restricted Stock Awards and E*TRADE Director Deferred RSU Awards

At the effective time of the Merger, (i) each E*TRADE Director Restricted Stock Award will be cancelled and converted into the right to receive the Common Merger Consideration, and (ii) each E*TRADE Director Deferred RSU Award, whether vested or unvested, will vest (if unvested) and be cancelled and converted into the right to receive the Common Merger Consideration as if such award (including any shares of E*TRADE common stock in respect of dividend equivalent units credited thereon) had been settled in E*TRADE common stock immediately prior to the effective time of the Merger.

E*TRADE Equity Awards Granted After January 1, 2021

If the Merger has not been completed as of January 1, 2021, E*TRADE is permitted to make annual equity award grants to its employees in the ordinary course of business, with the aggregate grant date fair value of such equity awards not to exceed the aggregate grant date fair value of the annual equity awards granted by E*TRADE in February 2020. In the event the Merger has not been completed by January 1, 2021 and such additional equity awards have been granted by E*TRADE, upon the completion of the Merger such equity awards will not vest but will instead be converted into equivalent equity awards of Morgan Stanley (taking into account the exchange ratio) on the same terms and conditions (including applicable vesting provisions) as applicable to each such equity award immediately prior to completion of the Merger.

Quantification of E*TRADE Equity Awards

See “Interests of E*TRADE’s Directors and Executive Officers in the Merger—Golden Parachute Compensation” beginning on page 124 of this proxy statement/prospectus for an estimate of the amounts that would become payable to each E*TRADE named executive officer in respect of his or her unvested E*TRADE RSU Awards and E*TRADE PSU Awards. Based on the assumptions described above under “Interests of E*TRADE’s Directors and Executive Officers in the Merger—Certain Assumptions” beginning on page 120 of this proxy statement/prospectus, (i) the estimated aggregate amounts that would become payable to E*TRADE’s eleven non-employee directors in respect of their unvested E*TRADE equity awards (inclusive of dividend equivalent units credited thereon) is $8,943,814, and (ii) the estimated aggregate amounts that would become payable to E*TRADE’s three executive officers who are not named executive officers in respect of their unvested E*TRADE RSU Awards and E*TRADE PSU Awards (inclusive of dividend equivalent units credited thereon) is $3,859,615 and $412,440, respectively.

LISTING OF SHARES OF MORGAN STANLEY COMMON STOCK; FILING CERTIFICATES OF DESIGNATION

The merger agreement obligates Morgan Stanley to use its reasonable best efforts to cause the shares of Morgan Stanley common stock to be issued as part of the Merger Consideration to be listed on the NYSE no later than the effective time of the Merger, subject to official notice of issuance. The merger agreement also obligates Morgan Stanley to take all actions necessary or appropriate to ensure that, at the completion of the Merger, the New Morgan Stanley Replacement Series A Preferred Stock and the New Morgan Stanley Replacement Series B Preferred Stock will be validly issued and outstanding, including by filing of any certificates of designation with respect thereto with the Delaware Secretary of State at or prior to the completion of the Merger.

Approval for listing on the NYSE of the shares of Morgan Stanley common stock issuable to E*TRADE stockholders in the Merger, subject to official notice of issuance, is a condition to the obligations of Morgan Stanley, E*TRADE and Merger Sub to complete the Merger.

GOVERNANCE MATTERS FOLLOWING COMPLETION OF THE MERGER

Morgan Stanley will take all actions permitted by applicable law and the rules of any applicable stock exchange so that, effective as of the completion of the Merger, one individual from the E*TRADE board of directors designated by E*TRADE prior to the completion of the Merger, and reasonably acceptable to Morgan Stanley, will become a director on the Morgan Stanley board of directors until his or her successor is duly elected or appointed and qualified in accordance with applicable law.

CONDITIONS TO COMPLETION OF THE MERGER

Mutual Conditions to Completion

The obligation of each of Morgan Stanley, E*TRADE and Merger Sub to complete the Merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of a number of conditions, including the following:

●	the affirmative vote of the holders of a majority of the shares of E*TRADE common stock outstanding and entitled to vote at the E*TRADE special meeting approving and adopting the merger agreement;

●	absence of (x) any applicable law or order preventing or making illegal the consummation of the Merger or any of the other transactions contemplated by the merger agreement and (y) any litigation or similar legal action by any governmental authority (in any jurisdiction in which Morgan Stanley, E*TRADE or any of their respective subsidiaries conducts material operations) seeking to prohibit or restrain the Merger;

●	effectiveness under the Securities Act of the registration statement for the shares of Morgan Stanley common stock being issued in the Merger (of which this proxy statement/prospectus forms a part) and the absence of any stop order suspending that effectiveness or any pending proceedings for that purpose; and

●	approval for the listing on the NYSE of the shares of Morgan Stanley common stock to be issued in the Merger, subject to official notice of issuance.

Additional Conditions to Completion for the Benefit of Morgan Stanley and Merger Sub

In addition to the conditions of all parties’ obligations to complete the Merger, the obligation of each of Morgan Stanley and Merger Sub to complete the Merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver by Morgan Stanley) of the following conditions:

●	the accuracy of the representations and warranties made in the merger agreement by E*TRADE as of the date of the merger agreement and as of the date of completion of the Merger, subject to certain materiality thresholds;

●	performance in all material respects by E*TRADE of the obligations required to be performed by it at or prior to the effective time of the Merger;

●	the absence since the date of the merger agreement of any event, circumstance, development, change, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on E*TRADE (see “The Merger Agreement—Definition of ‘Material Adverse Effect’” beginning on page 101 of this proxy statement/prospectus for the definition of material adverse effect);

●	receipt of a certificate signed by an executive officer of E*TRADE as to the satisfaction of the conditions described in the preceding three bullets; and

●	(i) the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act and (ii) (x) certain governmental filings and/or approvals (as described under “The Merger—Regulatory Approvals Required for the Merger” beginning on page 88 of this proxy statement/prospectus) having been made, obtained or received (or the waiting periods with respect thereto having expired or been terminated), as applicable, and being in full force and effect, in each case without the imposition of a Burdensome Condition (see “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 109 of this proxy statement/prospectus for the definition of Burdensome Condition) (including any Burdensome Condition that would come into effect at completion of the Merger), (y) there being no applicable law or order in force and effect that would impose a Burdensome Condition (including any Burdensome Condition that would come into effect at completion of the Merger) and (z) there being no pending litigation or similar legal action by any governmental authority (in any jurisdiction in which Morgan Stanley, E*TRADE or any of their respective subsidiaries conducts material operations) seeking to impose a Burdensome Condition.

Additional Conditions to Completion for the Benefit of E*TRADE

In addition to the conditions to all parties’ obligations to complete the Merger, the obligation of E*TRADE to complete the Merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver by E*TRADE) of the following conditions:

●	the accuracy of the representations and warranties made in the merger agreement by Morgan Stanley as of the date of the merger agreement and as of the date of completion of the Merger, subject to certain materiality thresholds;

●	performance in all material respects by Morgan Stanley and Merger Sub of the obligations required to be performed by them at or prior to the effective time of the Merger;

●	the absence since the date of the merger agreement of any event, circumstance, development, change, occurrence, or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Morgan Stanley (see “The Merger Agreement—Definition of ‘Material Adverse Effect’” beginning on page 101 of this proxy statement/prospectus for the definition of material adverse effect);

●	receipt of a certificate signed by an executive officer of Morgan Stanley as to the satisfaction of the conditions described in the preceding three bullets; and

●	(i) the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act and (ii) certain governmental filings and/or approvals (as described under “The Merger—Regulatory Approvals Required for the Merger” beginning on page 88 of this proxy statement/prospectus) having been made, obtained or received (or the waiting periods with respect thereto having expired or been terminated), as applicable.

REPRESENTATIONS AND WARRANTIES

The merger agreement contains a number of representations and warranties made by E*TRADE, on the one hand, and Morgan Stanley, on the other hand, made solely for the benefit of the other, and that are subject in some cases to exceptions and qualifications, including, among other things, as to materiality and material adverse effect (see “The Merger Agreement—Definition of ‘Material Adverse Effect’” beginning on page 101 of this proxy statement/prospectus for the definition of material adverse effect). Furthermore, the assertions embodied in those representations and warranties are qualified by information in the confidential disclosure schedules that the parties have exchanged in connection with signing the merger agreement. The confidential disclosure schedules to the merger agreement contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. The representations and warranties made by the parties in the merger agreement relate to, among other things:

●	corporate existence, good standing and qualification to do business;

●	due authorization, execution and validity of the merger agreement and the applicable ancillary agreements;

●	governmental consents necessary to complete the transactions contemplated by the merger agreement;

●	absence of any conflict with or violation or breach of organizational documents, laws or regulations or agreements as a result of the execution, delivery or performance of the merger agreement, the ancillary agreements and completion of the Merger and the other transactions contemplated by the merger agreement;

●	capitalization;

●	subsidiaries;

●	regulatory reports and filings and internal controls over financial reporting;

●	financial statements;

●	information provided by the applicable party for inclusion in disclosure documents to be filed with the SEC in connection with the Merger;

●	conduct of business in the ordinary course of business consistent with past practice and absence of any event, change, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the applicable party;

●	absence of undisclosed material liabilities;

●	absence of pending or threatened legal proceedings and investigations;

●	compliance with laws, regulations, orders and permits;

●	compliance matters related to the registered investment adviser, broker-dealer and futures commodities merchant businesses and subsidiaries of the parties;

●	material contracts;

●	tax matters;

●	employees, employee benefit plans and labor matters;

●	intellectual property and real property matters;

●	environmental matters;

●	certain stock ownership matters;

●	absence of any undisclosed broker’s or finder’s fees payable in connection with the Merger;

●	receipt of opinions from financial advisors (in the case of E*TRADE); and

●	inapplicability of anti-takeover statutes.

The representations and warranties in the merger agreement do not survive the completion of the Merger.

See “The Merger Agreement—Explanatory Note” beginning on page 94 of this proxy statement/prospectus for additional information.

DEFINITION OF “MATERIAL ADVERSE EFFECT”

Many of the representations and warranties in the merger agreement are qualified by a “material adverse effect” standard with respect to the party making such representations and warranties.

For purposes of the merger agreement, “material adverse effect” means, with respect to Morgan Stanley or E*TRADE, as the case may be, any event, circumstance, development, change, occurrence or effect that, individually or in the aggregate, is or is reasonably likely to result in a material adverse effect on (i) the condition (financial or otherwise), assets, liabilities, business or results of operations of that party and its subsidiaries, taken as a whole, or (ii) the ability of that party and its subsidiaries to complete the Merger on the terms set forth in the merger agreement or to perform their agreements and covenants thereunder, except, in the case of clause (i), to the extent resulting from, arising out of, or relating to any of the following:

●	any changes after the date of the merger agreement in general United States or global economic conditions, including changes in United States or global securities, credit, financial, debt or other capital markets;

●	any changes after the date of the merger agreement in conditions generally affecting the securities brokerage industry or the other industries in which that party or any of its subsidiaries materially engages;

●	any decline, in and of itself, in the market price or trading volume of that party’s Stock, any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to that party or any of its subsidiaries (but not any facts or occurrences giving rise to or contributing to that decline that are not otherwise excluded from the definition of material adverse effect);

●	any failure, in and of itself, by that party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (but not any facts or occurrences giving rise to or contributing to that failure that are not otherwise excluded from the definition of material adverse effect);

●	the execution and delivery of the merger agreement, the public announcement or the pendency of the merger agreement (except with respect to any representation or warranty that is intended to address the consequences of the execution and delivery of the merger agreement or the public announcement or pendency of the merger agreement);

●	any changes after the date of the merger agreement in any applicable law or generally accepted accounting principles (or authoritative interpretations thereof);

●	any action or omission of a party to the merger agreement pursuant to the written consent of the other party to the merger agreement; or

●	any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of war, epidemic, pandemic or disease outbreak (including COVID-19);

except, in the case of the first, second, sixth and eighth bullets in the immediately preceding list, to the extent that any such event, circumstance, development, change, occurrence or effect has a disproportionate adverse effect on that party and its subsidiaries, taken as a whole, relative to the adverse effect such event, circumstance, development, change, occurrence, or effect has on other companies operating in the securities brokerage industry or the other industries in which that party or any of its subsidiaries materially engages.

CONDUCT OF BUSINESS PENDING THE MERGER

In general, except (i) as required by applicable law, (ii) as otherwise required or expressly permitted by the merger agreement or (iii) as consented to by Morgan Stanley in writing (such consent not to be unreasonably withheld, conditioned or delayed), and subject to certain exceptions and qualifications, from the date of the merger agreement until the effective time of the Merger, E*TRADE and each of its subsidiaries are required to conduct their business in the ordinary course of business consistent with past practice. In addition, subject to the exceptions described in the preceding sentence, E*TRADE and each of its subsidiaries are required to use its commercially reasonable efforts to (i) preserve intact its business organization and relationships with clients, members, suppliers, lenders, licensors, licensees, governmental authorities with jurisdiction over its operations and other third parties having material business relationships with it and its subsidiaries, (ii) maintain in effect all material governmental consents, approvals, permits or other confirmations necessary for the operation of E*TRADE’s or its subsidiaries’ business and (iii) maintain and preserve the goodwill associated with its business, affairs and properties, its reputation and its brand value.

Without limiting the generality of the foregoing, except (i) as required by applicable law, (ii) as otherwise required or expressly permitted by the merger agreement or (iii) as consented to by Morgan Stanley (such consent not to be unreasonably withheld, conditioned or delayed, other than with respect to certain bullets in the following list), and subject to certain exceptions and qualifications, from the date of the merger agreement until the effective time of the Merger, E*TRADE and each of its subsidiaries is not permitted to, among other things:

●	amend its organizational documents;

●	merge or consolidate with any other entity;

●	acquire any interest in any corporation, partnership, other business organization or any division thereof or any assets, securities or property, other than (w) acquisitions of assets, securities or property in the ordinary course of business consistent with past practice in an amount not to exceed $25,000,000 in the aggregate, (x) acquisitions of securities under E*TRADE’s investment portfolio consistent with E*TRADE’s investment policy in effect as of the date of the merger agreement, (y) acquisitions of any interest in partnerships, joint ventures or similar entities in an amount not to exceed $25,000,000 in the aggregate for all such interests and (z) certain intercompany transactions;

●	adopt or publicly propose a plan of complete or partial liquidation, dissolution, recapitalization, restructuring or other reorganization, or resolutions providing for or authorizing such a liquidation, dissolution, recapitalization, restructuring or other reorganization;

●	(i) split, combine or reclassify any securities, stock, shares, units, warrants, calls, options or other similar rights issued by E*TRADE (“Company Securities”), (ii) amend any term or alter any rights of any Company Securities, (iii) declare, set aside or pay or make any dividend or any other distribution (whether in cash, stock, property or any combination thereof) in respect of any Company Securities or any securities, stock, shares, units, warrants, calls, options or other similar rights issued by any subsidiaries of E*TRADE (“Company Subsidiary Securities”) (other than dividends or distributions by a subsidiary of E*TRADE to E*TRADE or a wholly owned subsidiary of E*TRADE) (in the case of this clause (iii), other than (A) in the case of E*TRADE, (x) regular cash dividends in the ordinary course of business consistent with past practice (including with respect to record and payment dates) in an amount not to exceed $0.14 per share of E*TRADE common stock per quarter (appropriately adjusted to reflect any stock dividends, subdivisions, splits, combinations or other similar events relating to E*TRADE common stock) or (y) dividends required to be paid in accordance with the terms of the E*TRADE Series A Preferred Stock and the E*TRADE Series B Preferred Stock, in each case, as in effect on the date of the merger agreement or (B) in the case of E*TRADE’s subsidiaries, any dividends or other distributions to E*TRADE or any other subsidiary thereof), or (iv) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or Company Subsidiary Securities, other than certain repurchases in connection with the vesting or settlement of restricted stock units, performance-based restricted stock units, director restricted stock and director deferred restricted stock unit awards of the Company (including any shares of E*TRADE common stock in respect of dividend equivalent units credited thereon, collectively, “Company Equity Awards”);

●	issue, deliver or sell, or authorize the issuance, delivery or sale of, any Company Securities or Company Subsidiary Securities, other than (i) issuances in connection with the exercise of stock options or the vesting or settlement of Company Equity Awards, in each case, including any shares of E*TRADE common stock in respect of dividend equivalent units credited thereon, (ii) the grant of any Company Equity Awards in accordance with the confidential disclosure schedules to the merger agreement, (iii) the issuance of any Company Subsidiary Securities to E*TRADE or any of its wholly owned subsidiaries or (iv) the issuance of any shares of E*TRADE common stock necessary to comply with applicable regulatory capital requirements;

●	authorize, make or incur any capital expenditures or obligations or liabilities in connection therewith, subject to certain exceptions;

●	sell, lease, license, sublicense, transfer or otherwise dispose of, or fail to take any action necessary to maintain, enforce or protect, directly or indirectly, any of E*TRADE’s subsidiaries or any of E*TRADE’s or its subsidiaries’ assets, securities, interests, businesses or properties, other than (i) dispositions in the ordinary course of business with a purchase price not in excess of $25,000,000 in the aggregate, (ii) dispositions of securities under E*TRADE’s investment portfolio consistent with E*TRADE’s investment policy in effect as of the date of the merger agreement or (iii) certain intercompany transactions;

●	sell, assign, license, sublicense, abandon, allow to lapse, transfer or otherwise dispose of, create or incur any lien (other than liens permitted under the merger agreement) on or otherwise fail to take any action necessary to maintain, enforce or protect, directly or indirectly, any of E*TRADE’s material owned intellectual property or licensed intellectual property, other than in the ordinary course of business consistent with past practice (i) pursuant to non-exclusive licenses or (ii) for the purpose of disposing of obsolete or worthless assets;

●	subject to certain exceptions, make any loans or extension of credit in excess of $10,000,000 in a single transaction or renewals of loans or extensions of credit in excess of $25,000,000, or make any advances or capital contributions to, or investment in, any other person, other than loans, advances or capital contributions by E*TRADE to its wholly owned subsidiaries, by an E*TRADE subsidiary to E*TRADE and amongst wholly owned subsidiaries of E*TRADE;

●	other than in connection with ordinary course activities related to the operations of E*TRADE Bank, E*TRADE Savings Bank or E*TRADE Securities LLC, incur, assume, suffer to exist or otherwise be liable with respect to, or guarantee or repurchase, or enter into any contract with respect to, any indebtedness for borrowed money, other than any issuances of subordinated debt necessary to comply with applicable regulatory capital requirements or additional borrowings under or refinancings or renewals of certain existing indebtedness of E*TRADE on standard market terms available at the applicable time;

●	create or incur any lien (except for liens permitted under the merger agreement) on any material asset other than liens created or incurred under certain existing or otherwise permitted indebtedness under the merger agreement, and liens on assets subject to capital leases entered into in the ordinary course of business;

●	(i) enter into any material contract (including (x) by amendment of any contract that is not a material contract such that such contract becomes a material contract or (y) through acquisition of a subsidiary that is bound by a material contract) (in each case, other than in the ordinary course of business with respect to certain material contracts), (ii) terminate, renew, extend or amend in any material respect any material contract or waive any material right thereunder (other than in the ordinary course of business with respect to certain material contracts);

●	terminate, amend or modify any material governmental consent, approval, permit or other confirmation necessary for the operation of E*TRADE’s or its subsidiaries’ businesses in a manner material and adverse to E*TRADE and its subsidiaries, taken as a whole;

●	except as required by E*TRADE’s employee benefit plans in effect as of the date of the merger agreement and except as otherwise set forth in the confidential disclosure schedules to the merger agreement, (i) grant any change in control, retention, severance or termination pay to (or amend any existing arrangement with) any current or former service providers, (ii) except in the ordinary course of business consistent with past practice, enter into any employment, offer letter, term sheet, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any current or former service providers, (iii) establish, adopt, amend or enter into any material employee benefits plan, other than in connection with routine, immaterial or ministerial amendments to health and welfare plans that do not materially increase benefits or result in a material increase in administrative costs, or collective bargaining agreement, (iv) grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any current or former service provider, (v) increase the compensation, bonus or other benefits payable to any current or former service providers, (vi) hire any key employees or (vii) terminate (other than for cause) any key employees;

●	make any material change in E*TRADE’s method of financial accounting, except as required by reason of a change in United States generally accepted accounting principles or Regulation S-X under the Exchange Act;

●	enter into any material new line of business;

●	(i) make or change any material tax election, (ii) change any annual tax accounting period, (iii) adopt or change any material method of tax accounting, (iv) enter into any material closing agreement with respect to taxes (other than a closing agreement described in the merger agreement) or (v) settle or surrender (including by entering into a closing agreement) any tax claim, audit or assessment involving potential payments, or reductions in deferred tax assets, by E*TRADE and its subsidiaries in excess of $5,000,000;

●	settle, compromise, or offer or propose to settle or compromise, any claim, action, suit, dispute, investigation, regulatory examination, arbitration, or other proceeding, whether pending or threatened, (i) involving or against E*TRADE or its subsidiaries, other than in the ordinary course of business consistent with past practice (provided that any individual settlement or compromise or any series of related settlements or compromises involving payments by E*TRADE and its subsidiaries in excess of $5,000,000 individually or $15,000,000 in the aggregate (in each case, net of any amounts that may be paid under one or more existing insurance policies) or providing for any non-monetary relief will be deemed not to be in the ordinary course of business), (ii) that relates to the transactions contemplated by the merger agreement or (iii) initiated by a stockholder of E*TRADE;

●	enter into or materially expand any business outside of the U.S. and its territories; or

●	agree, resolve, authorize, commit or propose to do any of the foregoing.

Except (i) as required by applicable law, (ii) as otherwise required or expressly permitted by the merger agreement or (iii) as consented to by E*TRADE in writing (such consent not to be unreasonably withheld, conditioned or delayed), and subject to certain exceptions and qualifications, from the date of the merger agreement until the effective time of the Merger, Morgan Stanley and each of its subsidiaries is not permitted to, among other things:

●	amend its organizational documents in a manner that would be materially adverse to E*TRADE stockholders;

●	merge or consolidate with any other entity;

●	acquire any interest in any corporation, partnership, other business organization or any division thereof or any assets, securities or property (except in the ordinary course of business) that, individually or in the aggregate, would, or would reasonably be expected to, prevent, enjoin or delay beyond the end date set forth in the merger agreement (as it may be extended) the receipt of the regulatory approvals that are a condition to the completion of the transaction;

●	adopt or propose a plan of complete or partial merger, liquidation, consolidation, recapitalization, restructuring, or other reorganization or dissolution with respect to Morgan Stanley or Merger Sub, or resolutions providing for such a merger, liquidation, consolidation, recapitalization, restructuring or other reorganization or dissolution with respect to Morgan Stanley or Merger Sub;

●	declare, set aside or pay or make any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of Morgan Stanley common stock or capital stock of its subsidiaries or other securities, other than (A) in the case of Morgan Stanley, (x) regular cash dividends in the ordinary course of business consistent with past practice (including with respect to record and payment dates) or (y) subject to the consideration adjustment provisions in the merger agreement, stock dividends or (B) in the case of Morgan Stanley’s subsidiaries, any dividends or other distributions to Morgan Stanley or any other subsidiary thereof; or

●	agree, resolve, authorize, commit or propose to do any of the foregoing.

OBLIGATIONS TO CALL STOCKHOLDERS’ MEETING

E*TRADE has agreed to, in consultation with Morgan Stanley, establish a record date for and, as promptly as practicable after the effectiveness of the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, duly call and give notice of a meeting of its stockholders entitled to vote on the Merger, at which E*TRADE will seek the vote of E*TRADE stockholders required to approve and adopt the merger agreement. The record date for the meeting of E*TRADE stockholders must be prior to the effectiveness of the registration statement on Form S-4, of which this proxy statement/prospectus forms a part.

Subject to the rights of the E*TRADE board of directors to make a Company Adverse Recommendation Change, as discussed under “The Merger Agreement—No Solicitation” beginning on page 106 of this proxy statement/ prospectus, E*TRADE has agreed to use its reasonable best efforts to cause the required vote of its stockholders in connection with the Merger to be received at the special meeting of its stockholders and to comply with all legal requirements applicable to such meeting.

E*TRADE may not adjourn, postpone or otherwise delay the E*TRADE special meeting without the prior written consent of Morgan Stanley. However, E*TRADE may, without the prior written consent of Morgan Stanley, adjourn or postpone the meeting of its stockholders at its election or upon the written request of Morgan Stanley, if E*TRADE believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to distribute any supplement or amendment to this proxy statement/prospectus that E*TRADE’s board of directors has determined in good faith after consultation with outside legal counsel is necessary under applicable law and for such supplement or amendment to be reviewed by E*TRADE’s stockholders prior to such meeting.

If, on the date of E*TRADE’s special meeting of its stockholders, Morgan Stanley reasonably determines in good faith that E*TRADE has not received proxies representing a sufficient number of shares of E*TRADE common stock required to approve and adopt the merger agreement, E*TRADE shall at its election or upon the written request of Morgan Stanley adjourn the special meeting of its stockholders until such date as shall be mutually agreed upon by E*TRADE and Morgan Stanley and shall continue to use its reasonable best efforts, together with its proxy solicitor, to assist in the solicitation of proxies from stockholders relating to the vote required to approve and adopt the merger agreement.

OBLIGATIONS TO RECOMMEND THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT

As discussed under “Proposal I: Approval and Adoption of the Merger Agreement” and “The Merger—E*TRADE’s Reasons for the Merger; Recommendation of the E*TRADE Board of Directors” beginning on pages 126 and 64, respectively, of this proxy statement/prospectus, the E*TRADE board of directors unanimously recommends that E*TRADE stockholders vote “FOR” the approval and adoption of the merger agreement. The E*TRADE board of directors, however, may (i) withdraw or qualify, amend or modify in a manner adverse to Morgan Stanley its recommendation that E*TRADE stockholders approve and adopt the merger agreement, (ii) recommend, adopt or approve a Company Acquisition Proposal (as defined under “The Merger Agreement—No Solicitation” beginning on page 106 of this proxy statement/prospectus) for E*TRADE or (iii) terminate the merger agreement in order to cause E*TRADE to enter into an alternative acquisition agreement with respect to the Company Acquisition Proposal, in each case, under specified circumstances as discussed under “The Merger Agreement—No Solicitation” beginning on page 106 of this proxy statement/prospectus.

NO SOLICITATION

Subject to the exceptions described below, E*TRADE has agreed not to, and to cause its subsidiaries and its and its subsidiaries’ representatives not to, directly or indirectly, among other things: (i) solicit, initiate or take any action to knowingly facilitate or knowingly encourage the submission of any Company Acquisition Proposal (as defined below), (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to E*TRADE or any of its subsidiaries or afford access to the business, properties, assets, books or records of E*TRADE or any of its subsidiaries to, otherwise knowingly cooperate in any way with, or knowingly assist, participate in, facilitate or knowingly encourage any effort by, any third party that E*TRADE knows, or should reasonably be expected to know, is seeking to make, or has made, a Company Acquisition Proposal, (iii) (x) fail to make, or withdraw or qualify, amend or modify in a manner adverse to Morgan Stanley, the recommendation of the E*TRADE board of directors that E*TRADE’s stockholders vote in favor of the approval and adoption of the merger agreement (and any failure to publicly and without qualification either (A) recommend against such Company Acquisition Proposal or (B) reaffirm the recommendation of the E*TRADE board of directors that E*TRADE’s stockholders vote in favor of the approval and adoption of the merger agreement, in each case, within 10 business days after a Company Acquisition Proposal is made public or any request by Morgan Stanley to do so will be treated as a withdrawal of the recommendation of the E*TRADE board of directors that is adverse to Morgan Stanley), (y) fail to make, or to include in this proxy statement/prospectus the recommendation of the E*TRADE board of directors that E*TRADE’s stockholders vote in favor of the approval and adoption of the merger agreement or (z) recommend, adopt or approve or publicly propose to recommend, adopt or approve a Company Acquisition Proposal for E*TRADE (any of the actions described in this clause (iii), a “Company Adverse Recommendation Change”), (iv) take any action to make any anti-takeover laws and regulations of the State of Delaware, including Section 203 of the Delaware General Corporation Law, inapplicable to any third party or Company Acquisition Proposal or (v) fail to enforce, amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of E*TRADE or any of its subsidiaries (provided that if the E*TRADE board of directors determines in good faith that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law, then (i) E*TRADE may waive any such standstill or similar agreement to the extent necessary to permit the person bound by such provision or agreement to make a Company Acquisition Proposal to the E*TRADE board of directors and (ii) concurrently with such waiver by E*TRADE, any standstill or similar provisions in the confidentiality agreement between Morgan Stanley and E*TRADE will immediately and automatically cease to be of any force or effect). The merger agreement provides that any breach (or willful breach, as applicable) of the foregoing obligations by E*TRADE’s subsidiaries or E*TRADE’s or its subsidiaries’ representatives shall be deemed to be a breach (or willful breach, as applicable) of such obligations by E*TRADE.

However, if at any time prior to the approval and adoption of the merger agreement by E*TRADE stockholders, the board of directors of E*TRADE receives a bona fide written Company Acquisition Proposal made after the date of the merger agreement that has not resulted from a violation of the solicitation restrictions described in the first paragraph of this section (“The Merger Agreement—No Solicitation” beginning on page 106 of this proxy statement/ prospectus), the board of directors of E*TRADE is permitted to, subject to certain exceptions and qualifications described in the merger agreement:

●	(i) engage in negotiations or discussions with any third party that, subject to E*TRADE’s compliance with the solicitation restrictions described in the first paragraph of this section (“The Merger Agreement—No Solicitation” beginning on page 106 of this proxy statement/prospectus), has made, after the date of the merger agreement, an unsolicited Company Acquisition Proposal that the E*TRADE board of directors determines in good faith, after consultation with a financial advisor of nationally recognized reputation and outside legal counsel to E*TRADE, constitutes or is reasonably likely to lead to a Company Superior Proposal (as defined below), (ii) thereafter furnish to such third party and its representatives non-public information relating to E*TRADE or any of its subsidiaries pursuant to a confidentiality agreement between E*TRADE and such third party with terms no less favorable to E*TRADE than in the confidentiality agreement between Morgan Stanley and E*TRADE, so long as all such nonpublic information (to the extent not previously provided or made available to Morgan Stanley) is provided or made available to Morgan Stanley prior to or substantially concurrently with the time it is provided or made available to such third party and (iii) following receipt of a Company Superior Proposal after the date of the merger agreement, make a Company Adverse Recommendation Change and/or terminate the merger agreement in order to cause E*TRADE to enter into an alternative acquisition agreement with respect to such Company Superior Proposal (a termination of the merger agreement in such circumstances, a “Company Superior Proposal Termination”); and

●	make a Company Adverse Recommendation Change involving or relating to the occurrence of a Company Intervening Event (as defined below).

E*TRADE is only permitted to take the actions described in the two bullets above if the E*TRADE board of directors determines in good faith by majority vote, after consultation with E*TRADE’s outside legal counsel and a financial advisor of nationally recognized reputation, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law.

In addition, the E*TRADE board of directors is not permitted to take any of the actions described in the first bullet above, other than interacting with the person or entity who made a Company Acquisition Proposal and such person’s representatives solely to clarify the terms and conditions of such Company Acquisition Proposal, unless E*TRADE has delivered to Morgan Stanley written notice advising Morgan Stanley that it intends to take such action. E*TRADE must also notify Morgan Stanley promptly (but in no event later than 24 hours) after receipt by E*TRADE (or any of its representatives) of any Company Acquisition Proposal or any written request for information relating to E*TRADE or any of its subsidiaries or for access to the business, properties, assets, books or records of E*TRADE or any of its subsidiaries by any third party that to the knowledge of E*TRADE or any member of its board of directors, is considering making, is reasonably likely to make or has made a Company Acquisition Proposal. E*TRADE must also keep Morgan Stanley reasonably informed, on a reasonably current basis, of the status and details of any Company Acquisition Proposal (including any changes thereto) and must promptly (but in no event later than 24 hours after receipt) provide to Morgan Stanley copies of all material correspondence and written materials sent or provided to E*TRADE or any of its affiliates that describes any material terms or conditions of any Company Acquisition Proposal (as well as written summaries of any material oral communications addressing such matters).

In addition, the E*TRADE board of directors is not permitted to make a Company Adverse Recommendation Change and/or effect a Company Superior Proposal Termination in response to a Company Superior Proposal unless (i) E*TRADE promptly notifies Morgan Stanley, in writing at least four business days before taking that action, that it intends to take that action, attaching the most current version of any proposed agreement (or a reasonably detailed summary of all material terms thereof) and the identity of the third party making such Company Superior Proposal, (ii) if requested by Morgan Stanley, E*TRADE negotiates in good faith with Morgan Stanley during such four-business-day period regarding any proposal to amend the terms of the merger agreement, and (iii) after such four-business-day period, the E*TRADE board of directors, after discussions with E*TRADE’s outside legal counsel and financial advisor, determines in good faith by majority vote, taking into account any proposal by Morgan Stanley to amend the terms of the merger agreement, that such Company Acquisition Proposal continues to constitute a Company Superior Proposal. Any amendment to the financial terms or other material terms of such Company Superior Proposal will require a new written notification from E*TRADE to Morgan Stanley and will commence a new notice period under the preceding sentence, except that such new notice period will be for two business days rather than four business days. After E*TRADE’s delivery of such written notice pursuant to the terms of the merger agreement summarized in this paragraph and until the termination of the merger agreement in accordance with its terms, E*TRADE is obligated to promptly keep Morgan Stanley informed of all material developments affecting the material terms of any such Company Superior Proposal (and E*TRADE must provide Morgan Stanley with copies of any additional written materials received that relate to such Company Superior Proposal).

The E*TRADE board of directors is not permitted to make a Company Adverse Recommendation Change involving or related to a Company Intervening Event unless (i) E*TRADE has provided Morgan Stanley at least five business days prior written notice (which notice will set forth in reasonable detail a description of the Company Intervening Event and the rationale for the Company Adverse Recommendation Change) of its intention to make a Company Adverse Recommendation Change with respect to such intervening event, (ii) if requested by Morgan Stanley, E*TRADE negotiates in good faith with Morgan Stanley during such five business day period regarding any proposal to amend the terms of the merger agreement, and (iii) after such five business day period, the E*TRADE board of directors determines in good faith by majority vote, after consultation with its outside legal counsel and financial advisor, that the failure to make a Company Adverse Recommendation Change involving or related to such Company Intervening Event would be reasonably likely to be inconsistent with the board of directors’ fiduciary duties under applicable law.

“Company Acquisition Proposal” means (other than the transactions contemplated by the merger agreement), any indication of interest, proposal or offer from any person or “group” (as defined in Section 13(d) of the Exchange Act), other than Morgan Stanley and its subsidiaries, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of E*TRADE or its subsidiaries (including securities of E*TRADE’s subsidiaries) equal to 15% or more of the consolidated assets of E*TRADE, or to which 15% or more of the revenues or earnings of E*TRADE on a consolidated basis are attributable, (ii) direct or indirect acquisition or issuance (whether in a single transaction or a series of related transactions) of (1) 15% or more of any class of equity or voting securities of E*TRADE or (2) any equity or voting securities of E*TRADE or any of E*TRADE’s subsidiaries representing, directly or indirectly, 15% or more of the consolidated assets of E*TRADE or 15% or more of the revenues or earnings of E*TRADE and its subsidiaries on a consolidated basis, (iii) tender offer or exchange offer that, if completed, would result in any person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning (1) 15% or more of any class of equity or voting securities of E*TRADE or (2) any equity or voting securities of E*TRADE or any of E*TRADE’s subsidiaries representing, directly or indirectly, 15% or more of the consolidated assets of E*TRADE and its subsidiaries or 15% or more of the revenues or earnings of E*TRADE and its subsidiaries on a consolidated basis, or (iv) merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or similar transaction involving E*TRADE or any of its subsidiaries, under which any person or “group” (as defined in Section 13(d) of the Exchange Act) would acquire, directly or indirectly, (A) assets (including securities of E*TRADE’s subsidiaries) equal to 15% or more of the consolidated assets of E*TRADE and its subsidiaries, or to which 15% or more of the revenues or earnings of E*TRADE and its subsidiaries on a consolidated basis are attributable, or (B) beneficial ownership of (1) 15% or more of any class of equity or voting securities of E*TRADE or (2) any equity or voting securities of E*TRADE or any of E*TRADE’s subsidiaries representing, directly or indirectly, 15% or more of the consolidated assets of E*TRADE and its subsidiaries or 15% or more of the revenues or earnings of E*TRADE and its subsidiaries on a consolidated basis.

“Company Intervening Event” means any material event, circumstance, development, change, occurrence or effect occurring or arising after the date of the merger agreement that (i) was not known or reasonably foreseeable, or the material consequences of which were not known or reasonably foreseeable, in each case to the E*TRADE board of directors as of or prior to the date of the merger agreement and (ii) does not relate to (A) the receipt, existence, or terms of a Company Acquisition Proposal, or (B) any event, development, or change in circumstances resulting from a breach of the merger agreement by E*TRADE or any action relating to certain regulatory consents or approvals that are conditions to the completion of the Merger which is taken pursuant to or in compliance with the obligations described under “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 109 of this proxy statement/prospectus. However, the following events will not constitute a Company Intervening Event: (1) any decline, in and of itself, in the market price or trading volume of Morgan Stanley stock, any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to Morgan Stanley or any of its subsidiaries (but not including, in each case, the underlying causes thereof), (2) any failure, in and of itself, by Morgan Stanley or any of its subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (but not including, in each case, the underlying causes thereof), and (3) compliance with or performance under the merger agreement or the transactions contemplated by the merger agreement.

“Company Superior Proposal” means, any bona fide, written, Company Acquisition Proposal which has not resulted from a violation of the solicitation restrictions described in the first paragraph of this section (“The Merger Agreement—No Solicitation” beginning on page 106 of this proxy statement/prospectus) (with all references to “15%” in the definition of Company Acquisition Proposal being deemed to be references to “50%”) on terms that the E*TRADE board of directors determines in good faith by majority vote, after consultation with a financial advisor of nationally recognized reputation and E*TRADE’s outside legal counsel, and taking into account all the terms and conditions of the Company Acquisition Proposal (including the identity of the third party making the Company Acquisition Proposal, the expected timing and likelihood of completion, any governmental or other approval requirements (including divestitures and entry into other commitments and limitations), break-up fees, expense reimbursement provisions, conditions to completion, availability of necessary financing and all other financial, regulatory, legal and other aspects of such Company Acquisition Proposal), would result in a transaction (i) that if completed, is more favorable to E*TRADE’s stockholders, from a financial point of view, than the transactions contemplated by the merger agreement (taking into account any proposal by Morgan Stanley to amend the terms of the merger agreement), (ii) that is reasonably capable of being completed on the terms proposed (taking into account the identity of the person making the Company Acquisition Proposal, any approval requirements and all other financial, regulatory, legal and other aspects of such Company Acquisition Proposal) and (iii) for which financing, if a cash transaction (whether in whole or in part), is then fully committed and reasonably determined to be available by the E*TRADE board of directors.

E*TRADE has also agreed to, and to cause its affiliates and its and its affiliates’ respective representatives to, immediately after execution of the merger agreement, terminate any and all existing activities, discussions or negotiations, if any, with any third parties conducted prior to the date of the merger agreement with respect to any Company Acquisition Proposal, and to use its reasonable best efforts to cause any such third party (and its agents or advisors) in possession of confidential information about E*TRADE that was furnished by or on behalf of E*TRADE to return or destroy all such information.

Notwithstanding (i) any Company Adverse Recommendation Change, (ii) any Company Acquisition Proposal or (iii) anything in the merger agreement to the contrary, unless the merger agreement has previously been terminated in accordance with its terms (including a Company Superior Proposal Termination), in no event may E*TRADE or any of its subsidiaries (i) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar instrument constituting or relating to a Company Acquisition Proposal (other than a confidentiality agreement in accordance with the terms of the merger agreement related to such confidentiality agreement), (ii) except as required by applicable law, make, facilitate or provide information in connection with any SEC or other filing in connection with the transactions contemplated by any Company Acquisition Proposal or (iii) seek any consents in connection with the transactions contemplated by any Company Acquisition Proposal.

REASONABLE BEST EFFORTS COVENANT

Morgan Stanley and E*TRADE have agreed to use their respective reasonable best efforts (except where a different efforts standard is specifically required under the merger agreement) to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable to complete the Merger and the other transactions contemplated by the merger agreement, including (i) preparing and filing, as promptly as practicable, with any governmental authority or other third party all documentation to effect all necessary registrations, petitions, statements, applications, schedules, forms, declarations, notices, notifications, reports, submissions or other filings (including such filings pursuant to the HSR Act) (and, absent the prior written consent of the other party, not withdrawing any such filings) and resubmitting any such filings as soon as is reasonably practicable in the event such filings are rejected for any reason whatsoever by the relevant governmental authority and (ii) using reasonable best efforts (except where a different efforts standard is specifically required under the merger agreement) to obtain, as promptly as practicable, all consents required by any governmental authority or other third party that are necessary, proper or advisable to complete the transactions contemplated by the merger agreement. To the extent permitted by applicable law, Morgan Stanley and E*TRADE will deliver as promptly as practicable to the appropriate governmental authorities any additional information and documentary material requested in connection with the transactions contemplated by the merger agreement. Without limiting the foregoing, none of Morgan Stanley, E*TRADE or their respective affiliates will extend any waiting period or comparable period under the HSR Act or other antitrust laws or enter into any agreement with any governmental authority not to complete the transactions contemplated by the merger agreement, except with the prior written consent of the other party (which may not be unreasonably withheld, conditioned or delayed).

In furtherance of the foregoing, E*TRADE has agreed to: (i) make all filings with the Federal Reserve Board and OCC necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the merger agreement; (ii) cause E*TRADE Securities LLC to prepare and submit a FINRA application consistent with the requirements of FINRA Rule 1017 seeking approval of the change of ownership and control of such entity contemplated by the merger agreement, the form of which will be subject to the approval of Morgan Stanley, which approval may not unreasonably be withheld, conditioned or delayed (provided that E*TRADE and E*TRADE Securities LLC will not be obligated to take any action that could reasonably be expected to give rise to any requirement for a FINRA application pursuant to FINRA Rule 1017(a)(5) for approval of any material change in business operations of E*TRADE Securities LLC in connection with the transactions contemplated by the merger agreement prior to the completion of the Merger); (iii) cause E*TRADE Securities LLC and each other E*TRADE subsidiary that is a participant in DTC, NSCC, or FICC to submit to DTCC, on behalf of each of DTC, NSCC and FICC, written notification regarding the change of ownership and control of such entities contemplated by the transactions contemplated by the merger agreement; and (iv) cause each of E*TRADE Securities LLC and E*TRADE Futures LLC to submit written notification regarding the change in ownership and control of such entities to any self-regulatory organization of which it is a member and to each state or other U.S. jurisdiction in which it is registered to act as a broker-dealer.

Morgan Stanley and E*TRADE have agreed that Morgan Stanley will, in consultation with E*TRADE, be entitled to direct the defense of the transactions contemplated by the merger agreement before any governmental authority and to take the lead in scheduling of, and strategic planning for, any meetings and conducting any negotiations with any governmental authority regarding (i) the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act, (ii) any other antitrust law or (iii) obtaining any authorization or any consent from a governmental authority, so long as Morgan Stanley’s actions in connection therewith are otherwise in accordance with its obligations under the merger agreement. Without limiting the foregoing, except as prohibited by applicable law, the parties have generally agreed to reasonably cooperate in obtaining any other consents that may be required in connection with the transactions contemplated by the merger agreement.

However, Morgan Stanley’s obligation to use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with E*TRADE in doing, all things necessary, proper or advisable under applicable law to complete the Merger and the other transactions contemplated by the merger agreement does not require Morgan Stanley, any of its affiliates or any of its subsidiaries to (and neither E*TRADE nor any of its subsidiaries may, or may offer or agree to, do any of the following without Morgan Stanley’s consent):

●

propose, negotiate, commit to or effect, by consent decree, hold separate orders or otherwise, the sale, divesture, disposition, or license of any assets, properties, products, rights, services or businesses of Morgan Stanley, E*TRADE or any of their respective subsidiaries or any of Morgan Stanley’s affiliates, or any interest therein, or agree to any other structural or conduct remedy, except with respect to the wealth management business of Morgan Stanley, E*TRADE, and their respective subsidiaries; or

●

otherwise take or commit to take any actions that would limit Morgan Stanley’s, E*TRADE’s or any of their respective subsidiaries’ or any of Morgan Stanley’s affiliates’ freedom of action with respect to, or its or their ability to retain any of their respective assets, properties, products, rights, services or businesses, or any interest or interests therein, except with respect to the wealth management business of Morgan Stanley, E*TRADE, and their respective subsidiaries.

With respect to each of the two bullets above, the merger agreement further provides that Morgan Stanley is only required to take the applicable action with respect to the wealth management business of Morgan Stanley, E*TRADE and their respective subsidiaries if such action (A) does not relate to any share plan administration or corporate services business (including Morgan Stanley’s “Shareworks by Morgan Stanley” business) and (B) would not otherwise reasonably be expected to materially and adversely affect the combined wealth management businesses of Morgan Stanley and its subsidiaries (including the Surviving Corporation), taken as a whole (after giving effect to the Merger).

In addition, Morgan Stanley’s obligation to use reasonable best efforts to obtain regulatory approvals required to complete the Merger includes an obligation to use reasonable best efforts to defend against litigation commenced by any governmental authority challenging the transactions contemplated by the merger agreement, but does not require Morgan Stanley to commence any litigation against any governmental authority.

PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT COVENANT

As promptly as practicable after the date of the merger agreement, (i) Morgan Stanley and E*TRADE have agreed to prepare and file with the SEC this proxy statement/prospectus, and (ii) Morgan Stanley has agreed to prepare and file with the SEC the registration statement on Form S-4, of which this proxy statement/prospectus forms a part. Morgan Stanley and E*TRADE have agreed that this proxy statement/prospectus and the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, will comply as to form in all material respects with applicable law.

Each of Morgan Stanley and E*TRADE will use its reasonable best efforts to have this proxy statement/ prospectus cleared by the SEC as promptly as practicable after its filing, and Morgan Stanley will use its reasonable best efforts to have the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, declared effective under the Securities Act as promptly as practicable after its filing and to keep the registration statement effective for so long as is necessary to complete the Merger. Each of Morgan Stanley and E*TRADE will, as promptly as practicable after the receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to this proxy statement/prospectus or the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, received by such party from the SEC, and provide the other with copies of all substantive correspondence between it and its representatives, on the one hand, and the SEC, on the other hand. Prior to filing the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, mailing this proxy statement/prospectus or responding to any comments of the SEC with respect thereto, each of Morgan Stanley and E*TRADE will provide the other party and its counsel a reasonable opportunity to review such document or response and consider in good faith the comments of the other party in connection with any such document or response.

If at any time prior to the approval and adoption of the merger agreement by E*TRADE stockholders, any information relating to Morgan Stanley and E*TRADE, or any of their respective affiliates, officers or directors, is discovered by Morgan Stanley or E*TRADE that should be set forth in an amendment or supplement to either this proxy statement/prospectus or the registration statement of which it forms a part so that either of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information has agreed to promptly notify the other party and the parties have agreed that an appropriate amendment or supplement describing such information will be promptly prepared and filed with the SEC and, to the extent required under applicable law, disseminated to the stockholders of E*TRADE.

As promptly as practicable after the effectiveness of the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, E*TRADE has agreed to cause this proxy statement/prospectus to be mailed to its stockholders. Except to the extent that the E*TRADE board of directors makes a Company Adverse Recommendation Change as described under “The Merger Agreement—No Solicitation” beginning on page 106 of this proxy statement/prospectus, this proxy statement/prospectus will contain the recommendation of the E*TRADE board of directors that E*TRADE stockholders vote in favor of the approval and adoption of the merger agreement.

INDEMNIFICATION AND INSURANCE

The merger agreement provides that, for a period of six years after completion of the Merger, the Surviving Corporation and Morgan Stanley will (with respect to Morgan Stanley, only to the extent that the Surviving Corporation is permitted to do so under applicable law), jointly and severally, indemnify and hold harmless and provide advancement of expenses to the present and former officers and directors of E*TRADE and its subsidiaries (collectively, “Indemnified Persons”), in respect of any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities (i) incurred in connection with any threatened or actual proceeding, whether civil, criminal, administrative or investigative, whether arising before or after the completion of the Merger, arising out of the fact that such person is or was a director, officer or employee of E*TRADE or any of its subsidiaries and (ii) pertaining to matters existing or occurring at or prior to the completion of the Merger, including the transactions contemplated by the merger agreement.

Morgan Stanley has agreed to cause the Surviving Corporation to continue to maintain in effect for six years after completion of the Merger E*TRADE’s directors’ and officers’ liability insurance policies with respect to claims arising from facts or events which occurred at or before the completion of the Merger with terms, conditions, retentions and limits of liability that are at least as favorable to the Indemnified Persons as such policies maintained by E*TRADE as of the date of the merger agreement (collectively, “D&O Insurance”). Notwithstanding the foregoing, the Surviving Corporation is not required to expend for such D&O Insurance an aggregate premium amount in excess of 300% of the current amount per annum E*TRADE paid for such D&O Insurance as of the date of the merger agreement, and if the aggregate premiums of such D&O Insurance exceed that amount or such D&O Insurance is otherwise not available, Morgan Stanley will be obligated to maintain D&O Insurance with the greatest coverage available for a cost not exceeding that amount.

Morgan Stanley or E*TRADE may purchase at or prior to the completion of the Merger a six-year prepaid “tail” policy with D&O Insurance coverage not less than the existing coverage and other terms, conditions, retentions and limits of liability that are at least as favorable as those contained in the D&O Insurance in effect as of the date of the merger agreement, in which event Morgan Stanley will not have any obligations under the immediately preceding paragraph, provided that the aggregate premium for such D&O Insurance may not exceed 300% of the current amount per annum E*TRADE paid for such D&O Insurance as of the date of the merger agreement.

EMPLOYEE MATTERS

The merger agreement provides that each employee of E*TRADE and its subsidiaries immediately prior to the effective time of the Merger who continues to be employed by Morgan Stanley or any of its subsidiaries (including E*TRADE and its subsidiaries) during all or a portion of the period from the completion of the Merger through December 31, 2021 (such employees collectively, the “Continuing Employees”), will be provided with certain compensation and benefits for a specified period of time following the completion of the Merger, as set forth in the confidential disclosure schedules to the merger agreement.

Upon the completion of the Merger, Morgan Stanley will, or will cause its subsidiaries to, generally recognize the service of each Continuing Employee with E*TRADE and its subsidiaries (including any respective predecessors) for all purposes (except for equity compensation vesting purposes) under any benefit plan or arrangement of Morgan Stanley, the Surviving Corporation, or any of their respective subsidiaries providing benefits to such Continuing Employee after the completion of the Merger to the same extent such service credit was granted under any benefit plan or arrangement of E*TRADE or any of its subsidiaries.

In addition, after the completion of the Merger, the merger agreement provides that Morgan Stanley or its subsidiaries, as applicable, will (i) waive any preexisting conditions, exclusions, limitations and waiting periods with respect to participation and coverage requirements applicable to Continuing Employees under any employee benefit plans maintained by Morgan Stanley or its subsidiaries providing medical, dental or vision benefits to the extent such limitations were waived or satisfied under the applicable E*TRADE employee benefit plans and (ii) provide Continuing Employees with credit under employee benefit plans maintained by Morgan Stanley or its subsidiaries for any co-payments and deductibles paid during the calendar plan year in which the completion of the Merger occurs to the same extent such credits were given under the applicable E*TRADE employee benefit plans in which the Continuing Employees previously participated.

Immediately prior to completion of the Merger (and so long as not otherwise directed in writing by Morgan Stanley at least five business days prior to the completion of the Merger), E*TRADE will terminate or cause the termination of its 401(k) plan maintained for current and former employees of E*TRADE and its subsidiaries. In connection with E*TRADE’s termination of such 401(k) plan, Morgan Stanley will permit Continuing Employees to make rollover contributions in a Morgan Stanley tax-qualified defined contribution plan. Immediately following the closing date, Continuing Employees will be eligible to commence participation in Morgan Stanley’s tax-qualified defined contribution plan if E*TRADE’s 401(k) plan is terminated as described above.

Prior to the completion of the Merger, the board of directors of E*TRADE or the appropriate committee thereof will take all actions reasonably necessary with respect to the E*TRADE’s 2018 Employee Stock Purchase Plan (the “ESPP”) to: (i) cause the offering period ongoing as of the date of the merger agreement to be the final offering period under the ESPP and the options under the ESPP to be exercised no later than five business days prior to the completion of the Merger, (ii) prohibit any new individual from commencing participation in the ESPP following the date of the merger agreement, (iii) prohibit participants in the ESPP from increasing their payroll deductions from those in effect as of the date of the merger agreement and (iv) terminate the ESPP effective immediately at the end of the six-month period from the date of the merger agreement. All shares of E*TRADE common stock purchased under the ESPP and held by an individual as of immediately prior to the effective time of the Merger will be cancelled at the effective time of the Merger and converted into the right to receive the Common Merger Consideration.

TAX MATTERS

The merger agreement provides that each of Morgan Stanley and E*TRADE will use its reasonable best efforts to cause the Merger and the Second Merger, taken together as an integrated transaction, to qualify as a tax-free reorganization pursuant to Section 368(a) of the Code, and neither party, nor their respective subsidiaries or affiliates, will take any action reasonably likely to cause the Mergers not to so qualify. The merger agreement also provides that if the Mergers, taken together, fail to qualify as a reorganization pursuant to Section 368(a) of the Code, neither party, nor their respective subsidiaries, will have any liability or obligation to holders of shares of E*TRADE common stock as a result of such failure.

OTHER AGREEMENTS

The merger agreement contains certain other covenants and agreements, including covenants and agreements requiring, among other things, and subject to certain exceptions and qualifications described in the merger agreement:

●

Morgan Stanley and E*TRADE to cooperate with the other in taking, or causing to be taken, all actions necessary to delist the E*TRADE common stock from the Nasdaq and terminate its registration under the Exchange Act; provided that such delisting and termination will not be effective until the completion of the Merger;

●

E*TRADE to promptly notify, and keep Morgan Stanley informed, of any stockholder demands, litigations, arbitrations or other similar proceedings (including derivative claims) against it or the members of its directors or officers relating to the merger agreement or any of the transactions contemplated by the merger agreement or any matters relating to the transactions contemplated by the merger agreement. E*TRADE will give Morgan Stanley the opportunity to participate in the defense and settlement of any such litigation. E*TRADE will not settle or offer, compromise or agree to settle or compromise, or take any other action to settle, compromise or moot, any such litigation without Morgan Stanley’s prior written consent (which will not be unreasonably withheld, conditioned or delayed);

●

subject to certain exceptions, Morgan Stanley and E*TRADE to consult with each other before issuing any press release, making any public statement, scheduling a press conference or taking certain other actions, in each case with respect to the merger agreement or the transactions contemplated by the merger agreement;

●

prior to the completion of the Merger, Morgan Stanley and E*TRADE to take all such steps as may be required (to the extent permitted under applicable law) to cause any dispositions of E*TRADE stock (including derivative securities with respect to E*TRADE stock) or acquisitions of Morgan Stanley stock (including derivative securities with respect to Morgan Stanley stock) resulting from the transactions contemplated by the merger agreement by each individual who is subject to reporting requirements under Section 16(a) of the Exchange Act with respect to E*TRADE, or will become subject to such reporting requirements with respect to Morgan Stanley, to be exempt under Rule 16b-3 under the Exchange Act;

●

Morgan Stanley and E*TRADE to coordinate with each other in connection with the declaration of dividends with the intention that holders of shares of Morgan Stanley stock and E*TRADE stock do not receive two dividends or fail to receive one dividend for any single quarter in respect of shares of E*TRADE stock, on the one hand, and shares of Morgan Stanley stock issuable in respect of such shares of E*TRADE stock, on the other hand;

●

prior to completion of the Merger, E*TRADE to provide to the trustee under the indentures governing E*TRADE’s notes outstanding any notices, announcements, certificates or legal opinions required by such indentures in connection with the Merger, and E*TRADE to cooperate with Morgan Stanley on certain matters in the event that Morgan Stanley requests that any of E*TRADE’s notes outstanding be amended, redeemed or satisfied and discharged prior to the completion of the Merger;

●

prior to the completion of the Merger, E*TRADE’s registered investment adviser subsidiary to use its reasonable best efforts to obtain, in accordance with applicable law and applicable advisory agreements, the consent of its advisory clients to the deemed assignment of such advisory client’s advisory agreement as a result of the transactions contemplated by the merger agreement; and

●	Morgan Stanley and E*TRADE to notify the other of certain events.

TERMINATION OF THE MERGER AGREEMENT

The merger agreement may be terminated at any time before the completion of the Merger, whether before or after E*TRADE stockholders have approved and adopted the merger agreement, in any of the following ways:

●	by mutual written agreement of Morgan Stanley and E*TRADE;

●	by either Morgan Stanley or E*TRADE, if:

○

the Merger has not been completed on or before the initial end date (March 31, 2021) or, if all conditions to the completion of the Merger have been satisfied on the initial end date other than certain conditions relating to regulatory approvals and the initial end date is automatically extended to an extended end date (June 30, 2021), the extended end date; however, the right to terminate the merger agreement at the initial end date or the extended end date, as applicable, or to extend the initial end date will not be available to any party to the merger agreement whose breach of any provision of the merger agreement results in the failure of the Merger to be completed by such time;

○

there is in effect any applicable law, order or injunction that permanently enjoins, prevents or prohibits the completion of the Merger and, if such applicable law is an order or injunction, such applicable order or injunction has become final and non-appealable; however, the right to terminate the merger agreement as described in this bullet will not be available to any party to the merger agreement which has not complied with its obligations under the merger agreement in respect of any such applicable law;

○

E*TRADE stockholders fail to approve and adopt the merger agreement upon a vote taken on a proposal to approve and adopt the merger agreement at an E*TRADE stockholders’ meeting called for that purpose; or

○

there has been a breach by the other party of any representation or warranty or failure to perform any covenant or agreement that would result in the failure of the other party to satisfy an applicable condition to the completion of the Merger related to the accuracy of representations and warranties or performance of covenants, and such breach has not been cured within 45 days of notice thereof or is incapable of being cured, but only so long as the party seeking to terminate the merger agreement pursuant to this bullet is not then in breach of its representations, warranties, covenants or agreements contained in the merger agreement, which breach would cause the applicable condition to the completion of the Merger not to be satisfied;

○

any required regulatory consent (including with respect to the expiration or termination of any applicable waiting period, or any extension thereof, under the HSR Act) is denied and such denial becomes final and non-appealable; or

●	by Morgan Stanley, if:

○

prior to the E*TRADE stockholders’ approval and adoption of the merger agreement, (i) the E*TRADE board of directors makes a Company Adverse Recommendation Change or (ii) there has been a willful and material breach by E*TRADE of its obligations described under “The Merger Agreement—Obligations to Call Stockholders’ Meeting” and “The Merger Agreement—No Solicitation” beginning on pages 105 and 106, respectively, of this proxy statement/prospectus, other than in the case where (w) such breach is a result of an isolated action by a representative of E*TRADE (other than one of its directors or officers), (x) such breach was not caused by, or within the knowledge of, E*TRADE, (y) E*TRADE takes appropriate actions to remedy such breach promptly upon discovery thereof and (z) Morgan Stanley is not harmed as a result thereof; or

●	by E*TRADE, if:

○

prior to the E*TRADE stockholders’ approval and adoption of the merger agreement, in order to enter into an alternative acquisition agreement with respect to a Company Superior Proposal, as described under “The Merger Agreement—No Solicitation” beginning on page 106 of this proxy statement/ prospectus, provided that prior to or concurrently with such termination, E*TRADE pays, or causes to be paid, to Morgan Stanley, in immediately available funds a termination fee, as described below.

If the merger agreement is validly terminated, the merger agreement will become void and of no effect without liability of any party to the merger agreement (or any stockholder, director, officer, employee, agent, consultant or representative of any party to the merger agreement) to the other parties, except that certain specified provisions will survive termination. However, neither Morgan Stanley nor E*TRADE will be relieved or released from any liabilities or damages arising out of any (i) fraud by such party, (ii) willful breach by such party of any representation or warranty on the part of such party set forth in the merger agreement or (iii) the willful breach by such party of any covenant or agreement binding on such party set forth in the merger agreement.

In the event of a termination of the merger agreement under certain circumstances specified in the merger agreement, E*TRADE may be required to pay a termination fee of $375 million to Morgan Stanley or Morgan Stanley may be required to pay a reverse termination fee of $525 million to the E*TRADE. E*TRADE would be required to pay to Morgan Stanley a termination fee of $375 million if the merger agreement is terminated (x) by Morgan Stanley prior to receipt of E*TRADE stockholder approval as a result of a Company Adverse Recommendation Change, (y) by Morgan Stanley due to E*TRADE’s willful breach in any material respect of the provisions of the merger agreement relating to non-solicitation of alternative transactions or convening the E*TRADE special meeting as described above or (z) by Morgan Stanley pursuant to any other termination right of Morgan Stanley described above at a time when the merger agreement was otherwise terminable under clause (x) or (y) above. In addition, E*TRADE would be required to pay to Morgan Stanley a termination fee of $375 million if (x) (i) Morgan Stanley or E*TRADE terminates the merger agreement on the basis that the Merger has not been completed on or prior to the initial end date or the extended end date, as applicable (without E*TRADE stockholder approval of the Merger having been obtained at the time of termination), (ii) Morgan Stanley or E*TRADE terminates the merger agreement because the E*TRADE stockholder approval of the Merger has not been obtained or (iii) Morgan Stanley terminates the merger agreement on the basis of an uncured or incurable breach of representation or warranty, or failure to perform a required covenant, by E*TRADE (if E*TRADE stockholder approval of the Merger has been obtained at the time of the termination, only as a result of a willful breach by E*TRADE), (y) at or prior to the time of termination, a Company Acquisition Proposal was publicly proposed or announced (in each case, and not publicly withdrawn) or made known to management or the board of directors or E*TRADE by a third party (in each case, and not publicly withdrawn), or any third party had publicly announced (in each case, and not publicly withdrawn) an intention to make a Company Acquisition Proposal, and (z) within twelve months after such termination, E*TRADE enters into a definitive agreement providing for, or completes, a Company Acquisition Proposal. Furthermore, E*TRADE would be required to pay to Morgan Stanley a termination fee of $375 million if the merger agreement is terminated by E*TRADE prior to E*TRADE stockholder’s approval of the Merger in order to enter into an alternative acquisition agreement with respect to a Company Superior Proposal as described under “The Merger Agreement—No Solicitation” beginning on page 106 of this proxy statement/prospectus.

Morgan Stanley would be required to pay to E*TRADE a reverse termination fee of $525 million if the merger agreement is terminated by Morgan Stanley or E*TRADE (as applicable) (x) on the basis that the Merger has not been completed on or prior to the initial end date or the extended end date, as applicable, or that any applicable antitrust law enjoins, prevents or prohibits the consummation of the Merger, in each case at a time when one or more of conditions to the completion of the Merger related to regulatory approvals, as described under “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 98 of this proxy statement/prospectus, are not satisfied or waived solely as a result of an applicable antitrust law or (y) on the basis of a final and non-appealable denial of necessary governmental consent solely as a result of an applicable antitrust law and, in the case of each of (x) and (y), at the time of such termination, all of the mutual conditions to the completion of the Merger and additional conditions to the completion of the Merger for the benefit of Morgan Stanley and Merger Sub have otherwise been satisfied or waived (other than those conditions (I) that by their nature are to be satisfied at the completion of the

Merger, which would have been satisfied at the completion of the Merger had the completion occurred at the time of such termination, or (II) that have not been satisfied as a result of a breach of the merger agreement by Morgan Stanley or Merger Sub that was the proximate cause of such condition not having been satisfied).

EXCLUSIVE REMEDY

Except in the case of fraud, in circumstances where the termination fee is payable or is paid by E*TRADE or the reverse termination fee is payable or is paid by Morgan Stanley, as discussed under “The Merger Agreement—Termination of the Merger Agreement” beginning on page 114 of this proxy statement/prospectus, such payment will be the receiving party’s sole and exclusive remedy for damages against the paying party and its respective subsidiaries and their respective former, current or future partners, stockholders, managers, members, affiliates and representatives, and none of Morgan Stanley, E*TRADE, any of their respective subsidiaries or any of their respective former, current or future partners, stockholders, managers, members, affiliates or representatives, as applicable, will have any further liability or obligation, in each case relating to or arising out of the merger agreement or the transactions contemplated by the merger agreement.

To the extent that a termination fee is not promptly paid by E*TRADE or Morgan Stanley when due, the party failing to pay the termination fee is also required to pay any reasonable and documented costs and expenses (including reasonable legal fees and expenses) incurred by the other party in connection with legal action taken to enforce the merger agreement that results in a judgment for such amount against the party failing to promptly pay such amount, together with interest on the unpaid fee.

OTHER EXPENSES

Except as described above, the merger agreement provides that each of Morgan Stanley and E*TRADE will pay its own costs and expenses in connection with the transactions contemplated by the merger agreement, except that expenses incurred with the filing fee for the registration statement of which this proxy statement/prospectus is a part and the printing and mailing of this proxy statement/prospectus and the registration statement will be shared equally by Morgan Stanley and E*TRADE.

SPECIFIC PERFORMANCE; REMEDIES

The parties to the merger agreement are entitled to an injunction (even if monetary damages are available) to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement. This entitlement is in addition to any other remedy to which the parties are entitled at law or in equity.

THIRD PARTY BENEFICIARIES

The merger agreement is not intended to and does not confer upon any person other than the parties to the merger agreement any rights or remedies, except:

●	the right of E*TRADE stockholders and equity award holders to receive the applicable Merger Consideration in respect of their shares of E*TRADE stock and E*TRADE equity awards, as applicable; and

●	the right of the Indemnified Persons to enforce the obligations described under “The Merger Agreement—Indemnification and Insurance” beginning on page 111 of this proxy statement/prospectus.

AMENDMENTS; WAIVERS

Any provision of the merger agreement may be amended or waived before completion of the Merger if the amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the merger agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. After approval and adoption of the merger agreement by E*TRADE stockholders, the parties may not amend or waive any provision of the merger agreement if such amendment or waiver would require further approval of E*TRADE stockholders under applicable law unless such approval has first been obtained.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the U.S. federal income tax considerations generally applicable to a “U.S. holder” (as defined below) of E*TRADE stock that receives Morgan Stanley stock pursuant to the Mergers. This discussion is based upon the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions in effect as of the date of this proxy statement/prospectus, all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, alternative minimum tax, or Medicare contribution tax considerations.

The following discussion applies only to U.S. holders of E*TRADE stock who hold shares of E*TRADE stock as capital assets within the meaning of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, banks and certain other financial institutions, insurance companies, mutual funds, tax-exempt organizations, holders subject to the alternative minimum tax provisions of the Code, partnerships, S corporations or other pass-through entities or investors in partnerships, regulated investment companies, real estate investment trusts, former citizens or residents of the United States, holders whose functional currency is not the U.S. dollar, holders who hold shares of E*TRADE stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, or holders who acquired E*TRADE stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation).

For purposes of this discussion, a “U.S. holder” is a beneficial owner of E*TRADE stock that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds E*TRADE stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds E*TRADE stock, and any partners in such partnership, should consult their tax advisors regarding the tax consequences of the Mergers to their specific circumstances.

For U.S. federal income tax purposes, the Mergers, taken together, are intended to constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of section 368(a) of the Code, and each of E*TRADE and Morgan Stanley expects to receive a tax opinion from Skadden and Davis Polk, respectively, to the effect that, for U.S. federal income tax purposes, the Mergers will constitute a reorganization within the meaning of section 368(a) of the Code. These opinions of counsel will be based on customary assumptions and representations, covenants, and undertakings of E*TRADE, Morgan Stanley, Merger Sub and Second Merger Sub. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete, inaccurate, or is violated, the validity of the opinions may be affected and the U.S. federal income tax consequences of the Mergers could differ materially from those described in this proxy statement/prospectus. The obligation of each of E*TRADE and Morgan Stanley to complete the Mergers, however, is not conditioned upon the receipt of such opinions of Skadden, Davis Polk or any other counsel.

An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court and there can be no assurance that the IRS will not challenge the conclusions reflected in the opinions or that a court would not sustain such a challenge. Neither Morgan Stanley nor E*TRADE will request a ruling from the IRS with respect to the tax treatment of the Mergers, and as a result, no assurance can be given that the IRS will not challenge the treatment of the Mergers, taken together, as a single integrated transaction that qualifies as a reorganization or that a court would not sustain such a challenge. If the IRS were to successfully challenge the “reorganization” status of the Mergers, the tax consequences would differ from those set forth in this proxy statement/prospectus and holders of E*TRADE stock could be subject to U.S. federal income tax upon the receipt of Morgan Stanley stock in the Mergers.

The following discussion assumes that the Mergers, taken together, will constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of section 368(a) of the Code:

Exchange of Shares of E*TRADE Stock for Shares of Morgan Stanley Stock

A U.S. holder will generally not recognize gain or loss as a result of the Mergers, except with respect to cash received in lieu of a fractional share of Morgan Stanley common stock (as discussed below). A U.S. holder’s aggregate tax basis in Morgan Stanley stock received pursuant to the Mergers (including the basis allocable to any fractional share of Morgan Stanley stock for which cash is received) will equal the U.S. holder’s aggregate tax basis in the E*TRADE stock exchanged therefor. A U.S. holder’s holding period in Morgan Stanley stock received pursuant to the Mergers (including the holding period of any fractional share of Morgan Stanley common stock deemed received and redeemed, as described below) will include the holding period for its shares of E*TRADE stock surrendered in exchange therefor. U.S. holders who hold shares of E*TRADE stock with differing bases or holding periods should consult their tax advisors with regard to identifying the bases or holding periods of the particular shares of Morgan Stanley stock received in the Mergers. If a E*TRADE stockholder owns both shares of E*TRADE common stock and shares of E*TRADE preferred stock, or owns shares of different series of E*TRADE preferred stock, the E*TRADE stockholder will be treated as having separately exchanged its shares of E*TRADE common stock or E*TRADE preferred stock, as applicable, for the corresponding shares of Morgan Stanley common stock or Morgan Stanley preferred stock, as applicable.

Cash in Lieu of Fractional Shares

A U.S. holder of E*TRADE common stock that receives cash in lieu of a fractional share of Morgan Stanley common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss will generally be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the U.S. holder’s aggregate adjusted tax basis in the shares of E*TRADE common stock surrendered which is allocable to the fractional share. Such gain or loss will generally be long-term capital gain or loss if the U.S. holder’s holding period for its E*TRADE common stock exceeds one year at the effective time of the Mergers. The deductibility of capital losses is subject to limitations.

CONSIDERATIONS FOR HOLDERS OF SHARES OF E*TRADE PREFERRED STOCK

Fast-Pay Stock Arrangement Considerations

Any taxpayer that is required to file a U.S. federal tax return and participates in a “reportable transaction” must file a disclosure statement on IRS Form 8886 or successor form with the IRS to disclose information relating to such reportable transaction. Reportable transactions include, among others, any “listed transaction,” which is a transaction that is the same as or substantially similar to a transaction determined by the IRS to be a tax avoidance transaction and identified as a listed transaction in a notice or other guidance published by the IRS. In an IRS notice, transactions involving “fast-pay arrangements” as defined in the Treasury Regulations have been identified as listed transactions. A “fast-pay arrangement” is any arrangement in which a corporation has “fast-pay stock” outstanding for any part of its taxable year. “Fast-pay stock” is defined as stock structured such that dividends paid on the stock are economically “a return of the holder’s investment (as opposed to only a return on the holder’s investment).” Treasury Regulations also provide that, unless clearly demonstrated otherwise, stock is presumed to be fast-pay stock if it is structured to have a dividend rate that is reasonably expected to decline, or if it is issued for an amount that exceeds, by more than a de minimis amount, the amount at which the holder can be compelled to dispose of the stock (a “Premium”).

For purposes of determining whether stock is fast-pay stock, there is no legal or regulatory authority directly on point that provides guidance for determining the amount for which preferred stock is issued in a transaction, like the Mergers, in which the preferred stock of one company is exchanged for preferred stock of another company in a tax-free reorganization. Thus, the amount for which the New Morgan Stanley Replacement Series A Preferred Stock and New Morgan Stanley Replacement Series B Preferred Stock (together, the “Morgan Stanley replacement preferred stock”) will be treated as issued is unclear. It is possible that the Morgan Stanley replacement preferred stock could be treated as issued in the Mergers for an amount equal to the fair market value of the Morgan Stanley replacement preferred stock or the fair market value of the E*TRADE preferred stock surrendered in exchange therefor. In either case, if the Morgan Stanley replacement preferred stock is issued at a Premium, unless clearly demonstrated otherwise, the Morgan Stanley replacement preferred stock would technically fall within the definition of fast-pay stock. In addition, dividends on the Morgan Stanley replacement preferred stock will begin to accrue prior to issuance, which could also result in the IRS taking the position that the Morgan Stanley replacement preferred stock is fast-pay stock.

Because the E*TRADE preferred stock was not fast-pay stock when issued, the Morgan Stanley replacement preferred stock is being issued with identical terms and conditions as the E*TRADE preferred stock, and the Morgan Stanley replacement preferred stock was neither intentionally designed nor intentionally structured to constitute fast-pay stock and could only be treated as issued at a Premium as a result of market conditions affecting the fair market value of such stock or the E*TRADE preferred stock at the time of the Mergers, Morgan Stanley and E*TRADE believe that the Morgan Stanley replacement preferred stock should not be treated as fast-pay stock for U.S. federal income tax purposes. There can be no assurance, however, that the IRS will agree with this position. If the Morgan Stanley replacement preferred stock does constitute fast-pay stock, all U.S. holders of Morgan Stanley replacement preferred stock would be treated as having participated in a “listed transaction” and would be required under applicable Treasury Regulations to file a disclosure statement on IRS Form 8886 or successor form with their U.S. federal income tax returns identifying their participation in a “reportable transaction” and to mail a copy of such form to the IRS Office of Tax Shelter Analysis. Failure to comply with these disclosure requirements may result in onerous penalties. If, contrary to expectations, the Morgan Stanley replacement preferred stock were treated as fast-pay stock, it is possible that such treatment might affect the value and/or liquidity of the Morgan Stanley replacement preferred stock.

If Morgan Stanley determines, at or after the completion of the Mergers, that the Morgan Stanley replacement preferred stock could be treated as issued at a Premium and therefore may constitute fast-pay stock, Morgan Stanley intends to file a protective disclosure statement on IRS Form 8886 with respect to the Morgan Stanley replacement preferred stock. In addition, material advisors to a transaction that is treated as a “fast-pay arrangement” are also required to file a disclosure statement with the IRS, and can be subject to penalties for failure to comply with this requirement. Morgan Stanley has been informed by Davis Polk that, if Davis Polk determines that the Morgan Stanley replacement preferred stock could be treated as issued at a Premium and therefore may constitute fast-pay stock, Davis Polk intends to file a protective disclosure statement with the IRS.

All U.S. holders of E*TRADE preferred stock who will receive Morgan Stanley replacement preferred stock in the Mergers should consult their tax advisors as to the U.S. federal income tax consequences of the arrangements described herein, including as to the advisability of filing disclosure statements with the IRS.

Section 1059(f) Considerations

Corporate U.S. holders are generally entitled to a dividends received deduction with respect to dividends received from a domestic U.S. corporation (the “dividends received deduction”). Under section 1059 of the Code, if a corporate U.S. holder receives an “extraordinary dividend” with respect to stock that it has held for not more than two years before the dividend announcement date of such extraordinary dividend, the corporation’s adjusted basis in that stock will be reduced by the amount of the dividends received deduction with respect to such extraordinary dividend. Under section 1059(f) of the Code, all dividends received with respect to “disqualified preferred stock” are treated as “extraordinary dividends” to which the rules of section 1059 would apply without regard to the period for which the taxpayer held the stock. For purposes of section 1059(f), “disqualified preferred stock” includes any preferred stock if the issue price of such stock exceeds its liquidation rights or its stated redemption price and therefore, is issued at a Premium.

For purposes of determining whether stock is disqualified preferred stock, there is no legal or regulatory authority directly on point that provides guidance for determining the issue price of preferred stock that is issued in a transaction, like the Mergers, in which the preferred stock of one company is exchanged for preferred stock of another company in a tax-free reorganization. As discussed above under “Considerations for Holders of Shares of E*TRADE Preferred Stock—Fast-Pay Stock Arrangement Considerations,” the Morgan Stanley replacement preferred stock could be treated as issued in the Mergers for an issue price equal to the fair market value of the Morgan Stanley replacement preferred stock or the fair market value of the E*TRADE preferred stock surrendered in exchange therefor. In either case, depending upon such value, the Morgan Stanley replacement preferred stock could be treated as issued at a Premium, and as a result thereof, the Morgan Stanley replacement preferred stock would technically constitute disqualified preferred stock for purposes of section 1059(f).

There is, moreover, no legal or regulatory authority directly on point that addresses whether the issuance of preferred stock in a tax-free reorganization in exchange for substantially identical preferred stock is an appropriate time for determining whether the newly issued preferred stock constitutes disqualified preferred stock for purposes of section 1059(f). In an analogous area of the Code, however, the IRS and U.S. Treasury Department have concluded that the issuance of preferred stock in a reorganization under similar circumstances was not an appropriate occasion to re-test the tax treatment of such preferred stock.

Because (i) the E*TRADE preferred stock was not disqualified preferred stock when issued, and (ii) the Morgan Stanley replacement preferred stock is being issued with identical terms and conditions as the E*TRADE preferred stock, with the result that it could be treated as issued at a Premium only as a result of market conditions affecting the fair market value of such stock at the time of the Mergers, Morgan Stanley and E*TRADE believe that the Morgan Stanley replacement preferred stock should not be treated as disqualified preferred stock. There can be no assurance, however, that the IRS will not successfully challenge this position. If the Morgan Stanley replacement preferred stock does constitute disqualified preferred stock, section 1059 would apply to receipt of dividends on Morgan Stanley replacement preferred stock by a corporate U.S. holder of such stock. All corporate U.S. holders of E*TRADE preferred stock who will receive Morgan Stanley replacement preferred stock in the Mergers should consult their tax advisors as to the application of section 1059 to the Morgan Stanley replacement preferred stock.

This discussion of U.S. federal income tax consequences is for general information purposes only and is not intended to be, and should not be construed as, tax advice. Determining the actual tax consequences of the Mergers to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult your tax advisors with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction.

INTERESTS OF E*TRADE’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

In considering the recommendation of the E*TRADE board of directors that holders of E*TRADE common stock vote to approve and adopt the merger agreement, such stockholders should be aware that certain of E*TRADE’s non-employee directors and executive officers have interests in the Merger that are different from, or in addition to, those of E*TRADE’s stockholders generally. The members of the E*TRADE board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the Merger, and in recommending to the holders of E*TRADE common stock that the merger agreement be approved and adopted by them. See “The Merger—Background of the Merger” and “The Merger—E*TRADE’s Reasons for the Merger; Recommendation of the E*TRADE Board of Directors” beginning on pages 58 and 64, respectively, of this proxy statement/prospectus. Holders of E*TRADE common stock should take these interests into account in deciding whether to vote “FOR” the merger agreement proposal. These interests are described in more detail below, and certain of them are quantified in the narrative and the tables below.

CERTAIN ASSUMPTIONS

Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

●	The relevant price per share of E*TRADE common stock is $50.95, which is the average closing price per share of E*TRADE common stock as reported on the Nasdaq over the first five business days following the first public announcement of the Merger on February 20, 2020;

●	The effective time is March 31, 2020, which is the assumed date of the closing of the Merger solely for purposes of the disclosure in this section;

●	The employment of each executive officer of E*TRADE other than Mr. Pizzi will have been terminated by E*TRADE without “cause” or due to the executive officer’s resignation for “good reason” (as such terms are defined in the relevant plans and agreements), in either case immediately following the assumed effective time of March 31, 2020, and, for Mr. Pizzi, that his employment continues through and following the assumed effective time of March 31, 2020 in accordance with the terms of his Letter Agreement with Morgan Stanley, as described below in “Interests of E*TRADE’s Directors and Executive Officers in the Merger—Agreements with Morgan Stanley” beginning on page 123 of this proxy statement/prospectus; and

●	The performance metrics applicable to each E*TRADE PSU Award will have been achieved at the target level of performance.

As the amounts provided below are estimates based on multiple assumptions that may or may not actually occur or be accurate as of the date referenced, the actual amounts, if any, that may be paid or become payable may materially differ from the amounts set forth below.

Karl A. Roessner, the former Chief Executive Officer of E*TRADE, is considered a named executive officer for purposes of this disclosure. Following his termination of employment with E*TRADE on December 31, 2019, Mr. Roessner does not have any interest in the Merger or any rights to compensation that are based on or otherwise related to the Merger other than (i) except insofar as he may be a holder of E*TRADE common stock and (ii) the continued vesting of unvested E*TRADE RSU Awards and E*TRADE PSU Awards subject to his continued compliance with post-employment restrictive covenants.

TREATMENT AND QUANTIFICATION OF E*TRADE EQUITY AWARDS

Treatment of E*TRADE RSU Awards

At the effective time of the Merger, each E*TRADE RSU Award, whether vested or unvested, will vest (if unvested) and be cancelled and converted into the right to receive the Common Merger Consideration, as if such award (including any shares of E*TRADE common stock in respect of dividend equivalent units credited thereon) had been settled in shares of E*TRADE common stock immediately prior to the effective time of the Merger.

Treatment of E*TRADE PSU Awards

At the effective time of the Merger, each E*TRADE PSU Award, whether vested or unvested, will vest (if unvested) and be cancelled and converted into the right to receive the Common Merger Consideration, as if such award (including any shares of E*TRADE common stock in respect of dividend equivalent units credited thereon) had been settled in shares of E*TRADE common stock immediately prior to the effective time of the Merger. With respect to any performance periods that are completed on or before the effective time of the Merger, each such award will vest at the greater of the target or actual level of performance, as determined by the board of directors of E*TRADE or a committee thereof prior to the effective time of the Merger. With respect to any performance periods that are not completed on or before the effective time of the Merger, each such award will vest at the target level of performance.

Treatment of E*TRADE Director Restricted Stock Awards and Director Deferred RSU Awards

At the effective time of the Merger, (i) each E*TRADE Director Restricted Stock Award will be cancelled and converted into the right to receive the Common Merger Consideration, and (ii) each E*TRADE Director Deferred RSU Award, whether vested or unvested, will vest (if unvested) and be cancelled and converted into the right to receive the Common Merger Consideration as if such award (including any shares of E*TRADE common stock in respect of dividend equivalent units credited thereon) had been settled in E*TRADE common stock immediately prior to the effective time of the Merger.

E*TRADE Equity Awards Granted After January 1, 2021

If the Merger has not been completed as of January 1, 2021, E*TRADE is permitted to make annual equity award grants to its employees in the ordinary course of business, with the aggregate grant date fair value of such equity awards not to exceed the aggregate grant date fair value of the annual equity awards granted by E*TRADE in February 2020. In the event the Merger has not been completed by January 1, 2021 and such additional equity awards have been granted by E*TRADE, upon the completion of the Merger such equity awards will not vest but will instead be converted into equivalent equity awards of Morgan Stanley (taking into account the exchange ratio) on the same terms and conditions (including applicable vesting provisions) as applicable to each such equity award immediately prior to completion of the Merger.

Quantification of E*TRADE Equity Awards

See “Interests of E*TRADE's Directors and Executive Officers in the Merger—Golden Parachute Compensation” beginning on page 124 of this proxy statement/prospectus for an estimate of the amounts that would become payable to each E*TRADE named executive officer in respect of his or her unvested E*TRADE RSU Awards and E*TRADE

PSU Awards. Based on the assumptions described above under “Interests of E*TRADE’s Directors and Executive Officers in the Merger—Certain Assumptions” beginning on page 120 of this proxy statement/prospectus, (i) the estimated aggregate amounts that would become payable to E*TRADE’s eleven non-employee directors in respect of their unvested E*TRADE equity awards (inclusive of dividend equivalent units credited thereon) is $8,943,814, and (ii) the estimated aggregate amounts that would become payable to E*TRADE’s three executive officers who are not named executive officers in respect of their unvested E*TRADE RSU Awards and E*TRADE PSU Awards (inclusive of dividend equivalent units credited thereon) is $3,859,615 and $412,440, respectively.

EMPLOYMENT AGREEMENTS

E*TRADE has entered into employment agreements (each, an “Employment Agreement”) with certain of its executive officers and agreed to change in control provisions with its other executive officers. The Employment Agreements provide that each executive officer party to such an agreement will be eligible to receive the following severance benefits upon a termination of employment by E*TRADE without cause, or a resignation by the executive officer for good reason, in either case, during the period commencing on the date of the first public announcement of a definitive agreement that would result in a change in control and ending on the two year anniversary of the consummation of a change in control and the change in control provisions provide that the applicable executive officer will be eligible to receive the following severance benefits upon a termination of employment by E*TRADE without cause, or a resignation by the executive officer for good reason, in either case, during the period commencing on the date of the first public announcement of a definitive agreement that would result in a change in control and ending on the one year anniversary of the consummation of a change in control:

●	a lump sum cash severance payment equal to 2.99 times (for named executive officers) or 2 times (for executive officers other than the named executive officers) the sum of (i) the executive’s annual base salary in effect immediately prior to termination of employment or, if higher, as in effect immediately prior to the first occurrence of an event constituting good reason and (ii) the executive’s annual cash performance bonus at the target level of performance for the year in which the termination of employment occurs or, if higher, in effect for the year preceding the first occurrence of an event constituting good reason;

●	a lump sum cash payment equal to the product of (i) the annual cash performance bonus (which will be no less than the annualized amount accrued by E*TRADE) that would have been paid to the executive had the executive remained employed through the normal payment date and based on the actual level of achievement of the applicable performance metrics and (ii) a fraction, the numerator of which is the number of days elapsed in the calendar year in which such termination of employment occurs and the denominator of which is 365;

●	accelerated vesting of each then-outstanding time-based equity award; and

●	reimbursement for the cost of medical coverage at a level equivalent to that provided by E*TRADE immediately prior to the termination of employment, through the earlier of (i) 24 months following termination of employment or (ii) the date that the executive becomes eligible for medical coverage from a subsequent employer.

The provision of payments and benefits described above is conditioned upon the executive officer’s execution of a release of claims.

See “Interests of E*TRADE’s Directors and Executive Officers in the Merger—Golden Parachute Compensation” beginning on page 124 of this proxy statement/prospectus for the estimated amounts that each of E*TRADE’s named executive officers would receive under his or her Employment Agreement upon a qualifying termination of employment. Based on the assumptions described above under “Interests of E*TRADE’s Directors and Executive Officers in the Merger—Certain Assumptions” beginning on page 120 of this proxy statement/prospectus, the estimated aggregate amount of the severance payments (excluding amounts payable in respect of unvested E*TRADE RSU Awards and unvested E*TRADE PSU Awards, which are discussed and quantified above “Interests of E*TRADE’s Directors and Executive Officers in the Merger—Treatment and Quantification of E*TRADE Equity Awards” beginning on page 121 of this proxy statement/prospectus) to be provided to E*TRADE’s three executive officers who are not named executive officers under their Employment Agreements upon a qualifying termination of employment is $6,619,178.

SUCCESS BONUSES

E*TRADE and Morgan Stanley agreed that E*TRADE may pay success bonuses to employees (including E*TRADE’s executive officers) at or prior to the closing in the aggregate amount not in excess of $15,000,000 (each such award, a “Success Bonus”). As of the date of this proxy statement/prospectus, E*TRADE has not granted success bonuses to its executive officers.

EXCISE TAX INDEMNIFICATION

E*TRADE and Morgan Stanley agreed that E*TRADE shall indemnify its named executive officers on an after-tax basis for any “golden parachute” excise tax that may be imposed under Section 4999 of the Code. As described in “Interests of E*TRADE’s Directors and Executive Officers in the Merger—Agreements with Morgan Stanley” beginning on page 123 of this proxy statement/prospectus, Morgan Stanley has entered into an agreement with Michael A. Pizzi that provides that it will indemnify him on an after-tax basis for any “golden parachute” excise tax that may be imposed under Section 4999 of the Code.

AGREEMENTS WITH MORGAN STANLEY

Michael A. Pizzi entered into a letter agreement with Morgan Stanley on April 13, 2020 (the “Letter Agreement”), which will become effective upon the closing of the Merger. Under the Letter Agreement, Mr. Pizzi will join Morgan Stanley as a managing director and member of the firm’s Operating, Management and Risk Committees, and will continue to manage and oversee the E*TRADE business and serve as the head of integration for the E*TRADE business.

As consideration for Mr. Pizzi’s agreement to waive his right to certain severance or change in control payments under his existing arrangements with E*TRADE, the Letter Agreement provides that Morgan Stanley will pay Mr. Pizzi a one-time cash payment of $11 million following Mr. Pizzi’s commencement of employment with Morgan Stanley. The Letter Agreement further provides that, for 2021, Mr. Pizzi will receive an annual base salary of $1 million (prorated from the date Mr. Pizzi commences employment with Morgan Stanley) and a minimum year-end bonus of $9 million a portion of which will be payable in the form of deferred incentive compensation.

The Letter Agreement provides that if Mr. Pizzi’s employment is terminated by Morgan Stanley without cause, as a result of Mr. Pizzi’s death or disability or by Mr. Pizzi as a result of Morgan Stanley’s material breach of the Letter Agreement, in each case prior to the date that annual bonuses are paid or awarded by Morgan Stanley for 2021, Mr. Pizzi will be entitled to a cash severance payment. The Letter Agreement further provides that Morgan Stanley will indemnify Mr. Pizzi for any “golden parachute” excise tax that may be imposed under Section 4999 of the Code.

As of the date of this proxy statement/prospectus, no other E*TRADE executive officers have entered into any agreement with Morgan Stanley or any of its affiliates regarding employment with, or the right to purchase or participate in the equity of, Morgan Stanley or one or more of its affiliates. However, it is anticipated that some or all of the other E*TRADE executive officers may discuss or enter into agreements with Morgan Stanley or any of its affiliates regarding employment with, or the right to purchase or participate in the equity of, Morgan Stanley or one or more of its affiliates, effective as of the completion of the Merger.

CONTINUING BOARD SERVICE

Morgan Stanley has agreed to take all actions permitted by applicable law and the rules of any applicable stock exchange so that, effective as of the completion of the Merger, one individual from the E*TRADE board of directors designated by E*TRADE prior to the completion of the Merger, and reasonably acceptable to Morgan Stanley, will become a director on the Morgan Stanley board of directors until his or her successor is duly elected or appointed and qualified in accordance with applicable law. As of the date of this proxy statement/prospectus, Morgan Stanley and E*TRADE have not made a determination as to which member of the board of directors of E*TRADE will be designated to Morgan Stanley’s board of directors at completion of the merger.

INDEMNIFICATION AND INSURANCE

Pursuant to the terms of the merger agreement, each non-employee member of the E*TRADE board of directors and each executive officer of E*TRADE will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies following the merger. Such indemnification and insurance coverage is further described in “The Merger Agreement—Indemnification and Insurance” beginning on page 111 of this proxy statement/prospectus.

GOLDEN PARACHUTE COMPENSATION

In accordance with Item 402(t) of Regulation S-K under the Securities Act, the table below sets forth the compensation that is based on, or otherwise relates to, the Merger that will or may become payable to each named executive officer of E*TRADE in connection with the Merger. For additional details regarding the terms of the payments and benefits described below, see the discussion under “Interests of E*TRADE’s Directors and Executive Officers in the Merger” beginning on page 120 of this proxy statement/prospectus, which is incorporated herein.

The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions that may occur prior to completion of the Merger, including any equity award grants that may be made after the assumed effective time of March 31, 2020. The following table does not include any amounts that are payable to the named executive officer irrespective of the closing of the Merger (for instance, amounts that would be payable by reason of a qualifying termination of employment without regard to the Merger). For purposes of calculating such amounts, the following assumptions were used:

●	The relevant price per share of E*TRADE common stock is $50.95, which is the average closing price per share of E*TRADE common stock as reported on the Nasdaq over the first five business days following the first public announcement of the Merger on February 20, 2020;

●	The effective time is March 31, 2020, which is the assumed date of the closing of the Merger solely for purposes of the disclosure in this section;

●	The employment of each executive officer of E*TRADE other than Mr. Pizzi will have been terminated by E*TRADE without “cause” or due to the executive officer’s resignation for “good reason” (as such terms are defined in the relevant plans and agreements), in either case immediately following the assumed effective time of March 31, 2020, and, for Mr. Pizzi, that his employment continues through and following the assumed effective time of March 31, 2020 in accordance with the terms of his Letter Agreement with Morgan Stanley, as described above in “Interests of E*TRADE’s Directors and Executive Officers in the Merger––Agreements with Morgan Stanley” beginning on page 123 of this proxy statement/prospectus; and

●	To the extent determined based on the actual level of performance as of the effective time, the performance metrics applicable to each E*TRADE PSU Award will have been achieved at the target level of performance.

Karl A. Roessner, the former Chief Executive Officer of E*TRADE, is considered a named executive officer for purposes of this disclosure. Following his termination of employment with E*TRADE on December 31, 2019, Mr. Roessner does not have any interest in the Merger or any rights to compensation that are based on or otherwise related to the Merger other than (i) except insofar as he may be a holder of E*TRADE common stock and (ii) the continued vesting of unvested E*TRADE RSU Awards and E*TRADE PSU Awards subject to his continued compliance with post-employment restrictive covenants.

	Cash	Long-Term Incentive	Perquisites/Benefits	Tax Reimbursement	Total
Named Executive Officer	($)(1)	($)(2)	($)(3)	($)(4)	($)
Michael A. Pizzi	11,000,000	10,253,738	—	10,656,554	31,910,292
Chad E. Turner	3,897,774	3,659,484	38,993	3,835,304	11,431,555
Michael J. Curcio	6,001,548	4,629,928	38,993	—	10,670,469
Alice Milligan	3,897,774	3,654,134	25,816	4,216,564	11,794,288
Lori S. Sher	3,897,774	3,124,713	39,918	3,325,143	10,387,548
Karl A. Roessner	—	5,267,109	—	—	5,267,109
____________________

(1)	Cash. Represents (i) the cash severance payable to each named executive officer other than Messrs. Pizzi and Roessner upon a termination of employment by E*TRADE without cause or by the named executive officer for good reason, in each case, pursuant to the named executive officer’s Employment Agreement and (ii) for Mr. Pizzi, his one-time cash payment from Morgan Stanley. The cash severance payable to each named executive officer other than Mr. Pizzi is a “double-trigger” payment, which means that the amounts will become payable only on a qualifying termination of employment during the period commencing on the public announcement of the transaction and ending on the date that is two years following the effective time of the Merger. The one-time cash payment to Mr. Pizzi is a “single-trigger” payment, which means that the amount will become payable solely as a result of continued employment through the effective time of the Merger. For further details regarding the cash severance and the one-time cash payment from Morgan Stanley to Mr. Pizzi that may become payable to E*TRADE’s named executive officers, see “Interests of E*TRADE’s Directors and Executive Officers in the Merger—Employment Agreements” and “Interests of E*TRADE’s Directors and Executive Officers in the Merger—Agreements with Morgan Stanley” beginning on pages 122 and 123 of this proxy statement/prospectus. The estimated amount of each such payment is shown in the following table:

	Cash	One-Time
	Severance	Cash Payment	Total
Named Executive Officer	($)	($)	($)
Michael A. Pizzi	—	11,000,000	11,000,000
Chad E. Turner	3,897,774	—	3,897,774
Michael J. Curcio	6,001,548	—	6,001,548
Alice Milligan	3,897,774	—	3,897,774
Lori S. Sher	3,897,774	—	3,897,774

(2)	Long-Term Incentive. Represents the value of the unvested E*TRADE RSU Awards and E*TRADE PSU Awards (in each case, inclusive of dividend equivalent units credited thereon) held by each named executive officer. The amounts payable in respect of the unvested E*TRADE RSU Awards and E*TRADE PSU Awards are “single-trigger” payments, which means that the amounts will become payable solely as a result of continued employment through the effective time of the Merger or, for Mr. Roessner, continued compliance with his post-employment restrictive covenants. For further details regarding the treatment of the unvested E*TRADE RSU Awards and E*TRADE PSU Awards, see “Interests of E*TRADE’s Directors and Executive Officers in the Merger—Treatment and Quantification of E*TRADE Equity Awards” beginning on page 121 of this proxy statement/prospectus. The estimated amount of each such payment is shown in the following table:

	E*TRADE RSUs		E*TRADE PSUs
	Shares	Value	Shares	Value	Total
Named Executive Officer	(#)	($)	(#)	($)	($)
Michael A. Pizzi	101,265	5,159,452	99,986	5,094,286	10,253,738
Chad E. Turner	43,516	2,217,140	28,309	1,442,344	3,659,484
Michael J. Curcio	42,835	2,182,443	48,037	2,447,485	4,629,928
Alice Milligan	44,604	2,272,574	27,116	1,381,560	3,654,134
Lori S. Sher	32,166	1,638,858	29,163	1,485,855	3,124,713
Karl A. Roessner	43,444	2,213,472	59,934	3,053,637	5,267,109

(3)	Perquisites/Benefits. Represents the anticipated monthly cost to E*TRADE of reimbursement for the cost of medical coverage at a level equivalent to that provided to the named executive officers other than Messrs. Pizzi and Roessner by E*TRADE for a period of 24 months following termination of employment. The reimbursement benefits provided to the named executive officers are “double-trigger” payments, which means that the amounts will become payable only on a qualifying termination of employment during the period commencing on the public announcement of the transaction and ending on the date that is two years following the effective time of the Merger. For further details regarding the medical reimbursement benefits that may become payable to E*TRADE’s named executive officers, see “Interests of E*TRADE’s Directors and Executive Officers in the Merger—Employment Agreements” beginning on page 122 of this proxy statement/prospectus.

(4)	Tax Reimbursement. Represents the anticipated cost to Morgan Stanley and E*TRADE to indemnify the named executive officers on an after-tax basis for excise taxes imposed under Section 4999 of the Code. For further details regarding excise tax indemnification that may become payable to E*TRADE’s named executive officers, see “Interests of E*TRADE’s Directors and Executive Officers in the Merger—Excise Tax Indemnification” beginning on page 123 of this proxy statement/prospectus.

PROPOSAL I—APPROVAL AND ADOPTION OF THE MERGER AGREEMENT

The E*TRADE board of directors, after due and careful discussion and consideration, unanimously approved and recommended that E*TRADE stockholders approve and adopt the merger agreement, and the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the Merger.

The E*TRADE board of directors accordingly unanimously recommends that E*TRADE stockholders vote “FOR” the proposal to approve and adopt the merger agreement, as disclosed in this proxy statement/prospectus, particularly the related narrative disclosures in “The Merger” and “The Merger Agreement” beginning on pages 56 and 94, respectively, of this proxy statement/prospectus, and the copy of the merger agreement attached as Annex A to this proxy statement/prospectus.

The Merger cannot be completed without the affirmative vote, via the E*TRADE meeting website or by proxy, of holders of a majority of the outstanding shares of E*TRADE common stock on the record date and entitled to vote thereon is required to adopt the merger agreement proposal. The failure of any E*TRADE stockholder to submit a vote (i.e., by not submitting a proxy and not voting at the E*TRADE special meeting) and any abstention from voting by an E*TRADE stockholder will have the same effect as a vote against the merger agreement proposal. Brokers, banks and other nominees do not have discretionary authority to vote on the merger agreement proposal, and will not be able to vote on the merger agreement proposal absent instructions from the beneficial owner of any E*TRADE shares held of record by them. As a result, a broker non-vote will have the same effect as a vote “against” the merger agreement proposal.

IF YOU ARE AN E*TRADE STOCKHOLDER, THE E*TRADE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE MERGER AGREEMENT PROPOSAL.

PROPOSAL II—NON-BINDING ADVISORY VOTE ON
TRANSACTION-RELATED COMPENSATION FOR CERTAIN E*TRADE EXECUTIVE OFFICERS

Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Act, requires that E*TRADE provide its stockholders with the opportunity to vote to approve, on an advisory (non-binding) basis, certain compensation that may be paid or become payable to E*TRADE’s named executive officers in connection with the Merger, as disclosed in this proxy statement/prospectus, including the compensation table and the related narrative named executive officer compensation disclosures set forth in “Interests of E*TRADE’s Directors and Executive Officers in the Merger—Golden Parachute Compensation” beginning on page 124 of this proxy statement/prospectus. This vote is commonly referred to as a “golden parachute say on pay” vote.

Accordingly, the E*TRADE board of directors unanimously recommends that E*TRADE stockholders vote “FOR” the adoption of the following resolution, on a non-binding advisory basis, at the E*TRADE special meeting:

“RESOLVED, that E*TRADE’s stockholders approve, on an advisory (non-binding) basis, certain compensation that may be paid or become payable to E*TRADE’s named executive officers in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in “Interests of E*TRADE’s Directors and Executive Officers in the Merger—Golden Parachute Compensation” beginning on page 124 of this proxy statement/prospectus (which disclosure includes the compensation table and related narrative named executive officer compensation disclosures required pursuant to Item 402(t) of Regulation S-K).”

E*TRADE stockholders should note that the advisory compensation proposal is merely an advisory vote, which will not be binding on E*TRADE, Morgan Stanley or their respective boards of directors. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, if the Merger is consummated, the eligibility of the E*TRADE named executive officers for such payments and benefits will not be affected by the outcome of the advisory vote.

The affirmative vote of the majority of the voting power present at the E*TRADE special meeting via the E*TRADE meeting website or represented by proxy and entitled to vote on the advisory compensation proposal at the E*TRADE special meeting at which a quorum is present is required to approve the advisory compensation proposal. The required vote on the advisory compensation proposal is based on the number of shares present—not the number of outstanding shares. Abstentions from voting by an E*TRADE stockholder attending the E*TRADE special meeting via the E*TRADE meeting website or voting by proxy will have the same effect as a vote against the advisory compensation proposal. A failure to attend the E*TRADE special meeting via the E*TRADE meeting website or by proxy will have no effect on the outcome of the vote on the advisory compensation proposal. Brokers, banks and other nominees do not have discretionary authority to vote on the advisory compensation proposal and will not be able to vote on advisory compensation proposal absent instructions from the beneficial owner of any E*TRADE shares held of record by them. As a result, broker non-votes will have no effect on the outcome of the vote on the advisory compensation proposal. While the E*TRADE board of directors intends to consider the vote resulting from the advisory compensation proposal, the vote is advisory only and therefore not binding on E*TRADE or Morgan Stanley, and, if the proposed Merger is approved by E*TRADE stockholders and consummated, the compensation that is the subject of the advisory compensation proposal will be payable even if the advisory compensation proposal is not approved.

IF YOU ARE AN E*TRADE STOCKHOLDER, THE E*TRADE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ADVISORY COMPENSATION PROPOSAL.

PROPOSAL III—ADJOURNMENT OF THE E*TRADE SPECIAL MEETING

E*TRADE stockholders are also being asked to consider and vote on a proposal to adjourn or postpone the E*TRADE special meeting, if necessary or appropriate, for a minimum period of time reasonable under the circumstances, to solicit additional proxies in the event there are not sufficient votes at the time of the E*TRADE special meeting, or any adjournment or postponement thereof, to approve the merger agreement proposal.

In the adjournment proposal, E*TRADE is asking its stockholders to authorize the holder of any proxy solicited by the E*TRADE board of directors to vote in favor of granting discretionary authority to the proxy holders, and each of them individually, to adjourn the E*TRADE special meeting to another time and/or place for the purpose of soliciting additional proxies. If the E*TRADE stockholders approve the adjournment proposal, subject to the terms of the merger agreement, E*TRADE could adjourn the E*TRADE special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from E*TRADE stockholders who have previously voted. E*TRADE does not intend to call a vote on the adjournment proposal if the merger agreement proposal is adopted at the E*TRADE special meeting.

E*TRADE stockholders should note that approval by the E*TRADE stockholders of the adjournment proposal is not a condition to the completion of the Merger.

The affirmative vote of the majority of the voting power present at the E*TRADE special meeting via the E*TRADE meeting website or represented by proxy and entitled to vote on the adjournment proposal at the E*TRADE special meeting, whether or not a quorum is present, is required to approve the adjournment proposal. The required vote on the adjournment proposal is based on the number of shares present—not the number of outstanding shares. Abstentions from voting by an E*TRADE stockholder attending the E*TRADE special meeting via the E*TRADE meeting website or voting by proxy will have the same effect as a vote against the adjournment proposal. A failure to attend the E*TRADE special meeting via the E*TRADE meeting website or by proxy will have no effect on the outcome of the vote on the adjournment proposal. Brokers, banks and other nominees do not have discretionary authority to vote on the adjournment proposal and will not be able to vote on adjournment proposal absent instructions from the beneficial owner of any E*TRADE shares held of record by them. As a result, broker non-votes will have no effect on the outcome of the vote on the adjournment proposal.

IF YOU ARE AN E*TRADE STOCKHOLDER, THE E*TRADE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL.

DESCRIPTION OF MORGAN STANLEY CAPITAL STOCK

The following description of the material terms of Morgan Stanley capital stock is only a summary that does not purport to be complete and that is qualified by reference to the relevant provisions of Delaware law, the Morgan Stanley certificate of incorporation (including the certificates of designation relating to each series of Morgan Stanley preferred stock) and the Morgan Stanley bylaws. This summary should be read in conjunction with “Comparison of Stockholder Rights” beginning on page 139 of this proxy statement/prospectus. Copies of the Morgan Stanley certificate of incorporation (including the certificates of designation relating to each series of Morgan Stanley preferred stock) and the Morgan Stanley bylaws are incorporated by reference and will be sent to holders of E*TRADE stock free of charge upon written or telephonic request. For additional information, see “Comparison of Stockholder Rights” and “Where You Can Find More Information” beginning on pages 139 and 163, respectively, of this proxy statement/prospectus.

AUTHORIZED MORGAN STANLEY CAPITAL STOCK

Morgan Stanley’s authorized capital stock consists of 3,500,000,000 shares of common stock, par value $0.01 per share, and 30,000,000 shares of preferred stock, par value $0.01 per share.

If the Merger is completed, (i) each share of E*TRADE common stock outstanding immediately prior to the effective time of the Merger (except for shares of E*TRADE common stock held by E*TRADE as treasury stock or by Morgan Stanley (other than any Fiduciary Shares held by Morgan Stanley), which will be cancelled without consideration) will automatically be converted into the right to receive 1.0432 shares of Morgan Stanley common stock and (ii) each share of E*TRADE Series A Preferred Stock and E*TRADE Series B Preferred Stock outstanding immediately prior to the effective time of the Merger (except for shares of E*TRADE Series A Preferred Stock and E*TRADE Series B Preferred Stock held by E*TRADE as treasury stock or by Morgan Stanley (other than any Fiduciary Shares held by Morgan Stanley), which will be cancelled without consideration) will automatically be converted into the right to receive one share of New Morgan Stanley Replacement Series A Preferred Stock or New Morgan Stanley Replacement Series B Preferred Stock, as applicable, having the terms set forth in the merger agreement and described under “Description of Morgan Stanley Capital Stock—New Morgan Stanley Preferred Stock to Be Issued in the Merger” beginning on page 134 of this proxy statement/prospectus.

MORGAN STANLEY COMMON STOCK

Voting Rights

Each holder of Morgan Stanley common stock has one vote per share on all matters voted on generally by the stockholders, including the election of directors. Except as otherwise required by law or as provided with respect to any series of Morgan Stanley preferred stock, the holders of Morgan Stanley common stock possess all voting power. At each annual meeting of stockholders, the Morgan Stanley board of directors will be elected by a majority vote or, in the event of a contested election, a plurality vote of all votes cast at such meeting to hold office until the next annual meeting of stockholders, with each director to hold office until his or her successor shall have been duly elected and qualified. Because the Morgan Stanley certificate of incorporation does not provide for cumulative voting rights, the holders of a majority of the voting power of the then outstanding shares of capital stock entitled to be voted generally in the election of directors (the “voting stock”) represented at a meeting will be able to elect all the directors standing for election at the meeting.

Dividends

The holders of Morgan Stanley common stock are entitled to share equally in dividends as may be declared by the Morgan Stanley board of directors out of funds legally available therefor, but only after payment of dividends required to be paid on outstanding shares of Morgan Stanley preferred stock and any other class or series of stock having preference over the Morgan Stanley common stock as to dividends.

Morgan Stanley is subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve Board is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, such as Morgan Stanley, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof.

Liquidation Rights

Upon voluntary or involuntary liquidation, dissolution or winding up of Morgan Stanley, the holders of the Morgan Stanley common stock will share pro rata in the assets remaining after payments to creditors and holders of any Morgan Stanley preferred stock and any other class or series of stock having preference over the Morgan Stanley common stock upon liquidation, dissolution or winding up that may be then outstanding.

Because Morgan Stanley is a holding company, its rights and the rights of holders of its capital stock, including the holders of its common stock, to participate in the distribution of assets of any of Morgan Stanley’s subsidiaries upon the subsidiary’s liquidation or recapitalization will be subject to the prior claims of the subsidiary’s creditors and preferred stockholders, except to the extent Morgan Stanley may itself be a creditor with recognized claims against the subsidiary or a holder of preferred stock of the subsidiary.

Other Rights and Preferences

There are no preemptive or other subscription rights, conversion rights or redemption or sinking fund provisions with respect to shares of Morgan Stanley common stock. All of the issued shares of Morgan Stanley common stock are fully paid and non-assessable.

Listing

Morgan Stanley common stock is traded on the NYSE under the trading symbol “MS.”

Transfer Agent

The transfer agent and registrar for the shares of Morgan Stanley common stock is Broadridge Corporate Issuer Solutions, Inc.

Morgan Stanley Common Stock Issuable in the Merger

It is a condition to the Merger that the shares of Morgan Stanley common stock issuable in the Merger be approved for listing on the NYSE on or before the effective time of the Merger, subject to official notice of issuance. If the Merger is completed, shares of E*TRADE common stock will cease to be listed on the Nasdaq.

MORGAN STANLEY EXISTING PREFERRED STOCK

The following series of Morgan Stanley preferred stock are outstanding:

●	Floating Rate Non-Cumulative Preferred Stock, Series A, $0.01 par value, which is referred to as the Series A Preferred Stock;

●	10% Non-Cumulative Non-Voting Perpetual Preferred Stock, Series C, $0.01 par value, which is referred to as the Series C Preferred Stock;

●	Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series E, $0.01 par value, which is referred to as the Series E Preferred Stock;

●	Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series F, $0.01 par value, which is referred to as the Series F Preferred Stock;

●	Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series H, $0.01 par value, which is referred to as the Series H Preferred Stock;

●	Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series I, $0.01 par value, which is referred to as the Series I Preferred Stock;

●	Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series J, $0.01 par value, which is referred to as the Series J Preferred Stock;

●	Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series K, $0.01 par value, which is referred to as the Series K Preferred Stock; and

●	4.875% Non-Cumulative Preferred Stock, Series L, $0.01 par value, which is referred to as the Series L Preferred Stock.

Unless otherwise indicated, the terms and provisions described below relate to each of Morgan Stanley’s Series A Preferred Stock, the Series C Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock, the Series H Preferred Stock, the Series I Preferred Stock, the Series J Preferred Stock, the Series K Preferred Stock and the Series L Preferred Stock (collectively, the “Existing Preferred Stock”). Other than as described below, the terms of the Series A Preferred Stock, the Series C Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock, the Series H Preferred Stock, the Series I Preferred Stock, the Series J Preferred Stock, the Series K Preferred Stock and the Series L Preferred Stock are substantially similar.

Rank

Each series of Existing Preferred Stock ranks on a parity with each other as to payment of dividends and amounts payable upon liquidation, dissolution or winding up, except that the certificate of designation for the Series A Preferred Stock states that such series ranks, as to dividends, junior to any future issuance of cumulative preferred stock. Each series of Existing Preferred Stock ranks prior to the Morgan Stanley common stock as to payment of dividends and amounts payable on liquidation, dissolution or winding up. The shares of the Existing Preferred Stock are fully paid and nonassessable and have no preemptive rights.

Conversion

No shares of the Series A Preferred Stock, the Series C Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock, the Series H Preferred Stock, the Series I Preferred Stock, the Series J Preferred Stock, the Series K Preferred Stock or the Series L Preferred Stock are convertible at the option of the holder, or otherwise, into Morgan Stanley common stock.

Dividends

Holders of Existing Preferred Stock are entitled to receive, when and as declared by the Morgan Stanley board of directors out of legally available funds, cash dividends payable at the respective rates specified below:

●	Series A Preferred Stock: noncumulative cash dividends at a per annum rate equal to the greater of (1) 4% and (2) three-month U.S. Dollar LIBOR on the related dividend determination date plus 0.70%.

●	Series C Preferred Stock: noncumulative cash dividends at a per annum rate equal to 10%.

●	Series E Preferred Stock: noncumulative cash dividends at a per annum rate equal to 7.125% with respect to each dividend period from and including September 30, 2013 to, but excluding, October 15, 2023 and at a rate per annum equal to the three-month U.S. dollar LIBOR on the related dividend determination date plus 4.32% with respect to each dividend period from and including October 15, 2023.

●	Series F Preferred Stock: noncumulative cash dividends at a per annum rate equal to 6.875% with respect to each dividend period from and including December 10, 2013 to, but excluding, January 15, 2024 and at a rate per annum equal to the three-month U.S. dollar LIBOR on the related dividend determination date plus 3.94% with respect to each dividend period from and including January 15, 2024.

●	Series H Preferred Stock: noncumulative cash dividends at a per annum rate equal to 5.45% with respect to each dividend period from and including April 29, 2014 to, but excluding, July 15, 2019 and at a rate per annum equal to the three-month U.S. dollar LIBOR on the related dividend determination date plus 3.61% with respect to each dividend period from and including July 15, 2019.

●	Series I Preferred Stock: noncumulative cash dividends at a per annum rate equal to 6.375% with respect to each dividend period from and including September 18, 2014 to, but excluding, October 15, 2024 and at a rate per annum equal to the three-month U.S. dollar LIBOR on the related dividend determination date plus 3.708% with respect to each dividend period from and including October 15, 2024.

●	Series J Preferred Stock: noncumulative cash dividends at a per annum rate equal to 5.55% with respect to each dividend period from and including March 19, 2015 to, but excluding, July 15, 2020 and at a rate per annum equal to the three-month U.S. dollar LIBOR on the related dividend determination date plus 3.81% with respect to each dividend period from and including July 15, 2020.

●	Series K Preferred Stock: noncumulative cash dividends at a per annum rate equal to 5.85% with respect to each dividend period from and including January 31, 2017 to, but excluding, April 15, 2027 and at a rate per annum equal to the three-month U.S. dollar LIBOR on the related dividend determination date plus 3.491% with respect to each dividend period from and including April 15, 2027.

●	Series L Preferred Stock: noncumulative cash dividends at a per annum rate equal to 4.875%.

Each series of Existing Preferred Stock is noncumulative preferred stock. Accordingly, if the Morgan Stanley board of directors (or a duly authorized committee thereof) does not declare a dividend on the Series A Preferred Stock, the Series C Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock, the Series H Preferred Stock, the Series I Preferred Stock, the Series J Preferred Stock, the Series K Preferred Stock or the Series L Preferred Stock in respect of any dividend period before the related dividend payment date, Morgan Stanley will have no obligation to pay a dividend for that dividend period on such dividend payment date or at any future time.

Each series of Existing Preferred Stock will be junior as to payment of dividends to any Morgan Stanley preferred stock that may be issued in the future that is expressly senior as to dividends to the Existing Preferred Stock. If at any time Morgan Stanley has failed to pay accumulated dividends on any Morgan Stanley preferred stock that is senior to a series of Existing Preferred Stock as to payment of dividends, Morgan Stanley may not pay any dividends on the junior series of Existing Preferred Stock or redeem or otherwise repurchase any shares of the junior series of Existing Preferred Stock until it has paid in full, or set aside for payment, such accumulated but unpaid dividends on those senior shares.

Morgan Stanley will not declare or pay or set aside for payment, dividends for the latest dividend period on any series of Morgan Stanley preferred stock ranking on a parity basis as to payment of dividends with any series of Existing Preferred Stock, unless it also declares or pays or sets aside for payment the accrued dividends on the outstanding shares of such series for the latest dividend payment period. Morgan Stanley must declare, pay or set aside for payment any amounts on Morgan Stanley preferred stock ratably in proportion to the respective amounts of unpaid dividends described in the preceding sentence.

Except as described above, and subject to some additional exceptions set forth in the relevant certificate of designation, unless Morgan Stanley has paid full accrued dividends on the outstanding shares of each series of Existing Preferred Stock for the latest dividend payment period with respect to each such series, Morgan Stanley may not during a divided period for any series:

●	declare or pay a dividend or distribution on Morgan Stanley common stock or any Morgan Stanley preferred stock that ranks junior to such series as to dividend rights and as to rights on liquidation, dissolution or winding up, or

●	redeem, purchase or otherwise acquire Morgan Stanley common stock or any Morgan Stanley preferred stock that ranks junior to such series as to dividend rights and as to rights on liquidation, dissolution or winding up.

Morgan Stanley is subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve Board is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, such as Morgan Stanley, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof.

Redemption

The Existing Preferred Stock is not and will not be subject to any mandatory redemption, sinking fund provision or other similar provision. The Existing Preferred Stock is redeemable, subject to receipt of any required regulatory approvals, in whole or in part, upon 30 days’ notice as follows:

●	the Series A Preferred Stock is redeemable at a redemption price of $25,000.00 per share plus accrued and unpaid dividends, regardless of whether dividends are actually declared, to but excluding the date of redemption;

●	the Series C Preferred Stock is redeemable at a redemption price of $1,100.00 per share, plus accrued and unpaid dividends, regardless of whether dividends are actually declared, to but excluding the date of redemption;

●	the Series E Preferred Stock is redeemable at a redemption price of $25,000.00 per share, plus any declared and unpaid dividends to but excluding the date fixed for redemption (i) in whole or in part on or after October 15, 2023 or (ii) in whole but not in part at any time within 90 days of certain changes to regulatory capital requirements;

●	the Series F Preferred Stock is redeemable at a redemption price of $25,000.00 per share, plus any declared and unpaid dividends to but excluding the date fixed for redemption (i) in whole or in part on or after January 15, 2024 or (ii) in whole but not in part at any time within 90 days of certain changes to regulatory capital requirements;

●	the Series H Preferred Stock is redeemable at a redemption price of $25,000.00 per share, plus any declared and unpaid dividends to but excluding the date fixed for redemption (i) in whole or in part on or after July 15, 2019 or (ii) in whole but not in part at any time within 90 days of certain changes to regulatory capital requirements;

●	the Series I Preferred Stock is redeemable at a redemption price of $25,000.00 per share, plus any declared and unpaid dividends to but excluding the date fixed for redemption (i) in whole or in part on or after October 15, 2024 or (ii) in whole but not in part at any time within 90 days of certain changes to regulatory capital requirements;

●	the Series J Preferred Stock is redeemable at a redemption price of $25,000.00 per share, plus any declared and unpaid dividends to but excluding the date fixed for redemption (i) in whole or in part on or after July 15, 2020 or (ii) in whole but not in part at any time within 90 days of certain changes to regulatory capital requirements;

●	the Series K Preferred Stock is redeemable at a redemption price of $25,000.00 per share, plus any declared and unpaid dividends to but excluding the date fixed for redemption (i) in whole or in part on or after April 15, 2027 or (ii) in whole but not in part at any time within 90 days of certain changes to regulatory capital requirements; and

●	the Series L Preferred Stock is redeemable at a redemption price of $25,000.00 per share, plus any declared and unpaid dividends to but excluding the date fixed for redemption (i) in whole or in part on or after January 15, 2025 or (ii) in whole but not in part at any time within 90 days of certain changes to regulatory capital requirements.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of Morgan Stanley, the holders of shares of Existing Preferred Stock will be entitled to receive, out of the assets of Morgan Stanley available for distribution to stockholders, liquidating distributions before any distribution is made to holders of any class or series of Morgan Stanley capital stock ranking junior to the Existing Preferred Stock as to rights upon liquidation, dissolution or winding up of Morgan Stanley (including Morgan Stanley common stock). The liquidating distribution that each series of Existing Preferred Stock is entitled to receive is as follows:

●	the Series A Preferred Stock will be entitled to receive a liquidating distribution in an amount equal to $25,000.00 per share, together with an amount equal to all dividends, if any, that have been declared but not paid with respect to such series prior to the date of payment of such distribution (but without any accumulation in respect of dividends that have not been declared prior to such payment date);

●	the Series C Preferred Stock will be entitled to receive a liquidating distribution in an amount equal to $1,000.00 per share, together with an amount equal to all dividends, if any, that have been declared but not paid prior to the date of payment of such distribution (but without any accumulation in respect of dividends that have not been declared prior to such payment date);

●	the Series E Preferred Stock will be entitled to receive a liquidating distribution in an amount equal to $25,000.00 per share, together with an amount equal to all dividends, if any, that have been declared but not paid with respect to such series prior to the date of payment of such distribution (but without any accumulation in respect of dividends that have not been declared prior to such payment date);

●	the Series F Preferred Stock will be entitled to receive a liquidating distribution in an amount equal to $25,000.00 per share, together with an amount equal to all dividends, if any, that have been declared but not paid with respect to such series prior to the date of payment of such distribution (but without any accumulation in respect of dividends that have not been declared prior to such payment date);

●

the Series H Preferred Stock will be entitled to receive a liquidating distribution in an amount equal to $25,000.00 per share, together with an amount equal to all dividends, if any, that have been declared but not paid with respect to such series prior to the date of payment of such distribution (but without any accumulation in respect of dividends that have not been declared prior to such payment date);

●

the Series I Preferred Stock will be entitled to receive a liquidating distribution in an amount equal to $25,000.00 per share, together with an amount equal to all dividends, if any, that have been declared but not paid with respect to such series prior to the date of payment of such distribution (but without any accumulation in respect of dividends that have not been declared prior to such payment date);

●	the Series J Preferred Stock will be entitled to receive a liquidating distribution in an amount equal to $25,000.00 per share, together with an amount equal to all dividends, if any, that have been declared but not paid with respect to such series prior to the date of payment of such distribution (but without any accumulation in respect of dividends that have not been declared prior to such payment date);

●	the Series K Preferred Stock will be entitled to receive a liquidating distribution in an amount equal to $25,000.00 per share, together with an amount equal to all dividends, if any, that have been declared but not paid with respect to such series prior to the date of payment of such distribution (but without any accumulation in respect of dividends that have not been declared prior to such payment date); and

●	the Series L Preferred Stock will be entitled to receive a liquidating distribution in an amount equal to $25,000.00 per share, together with an amount equal to all dividends, if any, that have been declared but not paid with respect to such series prior to the date of payment of such distribution (but without any accumulation in respect of dividends that have not been declared prior to such payment date).

However, holders of shares of the Existing Preferred Stock will not be entitled to receive the liquidation price of their shares until Morgan Stanley has paid or set aside an amount sufficient to pay in full the liquidation preference of any class or series of Morgan Stanley’s capital stock ranking senior as to rights upon liquidation, dissolution or winding up.

If, upon any liquidation, dissolution or winding up of Morgan Stanley, assets of Morgan Stanley then distributable are insufficient to pay in full the amounts payable with respect to the Existing Preferred Stock and any other Morgan Stanley preferred stock ranking on a parity with the Existing Preferred Stock as to rights upon liquidation, dissolution or winding up, the holders of the Existing Preferred Stock and of that other Morgan Stanley preferred stock will share ratably in any distribution in proportion to the full respective preferential amounts to which they are entitled. After Morgan Stanley has paid the full amount of the liquidating distribution to which they are entitled, the holders of the Existing Preferred Stock will not be entitled to any further participation in any distribution of assets by Morgan Stanley.

Voting Rights

Holders of Existing Preferred Stock do not have any voting rights except as described below or as otherwise from time to time required by law. Whenever dividends on any series of Existing Preferred Stock have not been declared and paid for the equivalent of six or more dividend periods, whether or not consecutive, the authorized number of directors of Morgan Stanley shall be automatically increased by two and the holders of shares of Existing Preferred Stock, voting together as a class with holders of any and all other series of Morgan Stanley preferred stock having similar voting rights that are exercisable, will be entitled to elect two directors to fill such newly created directorships at Morgan Stanley’s next annual meeting of stockholders (or at a special meeting called for that purpose prior to such next annual meeting) and at each subsequent annual meeting. These voting rights will continue for each series of Existing Preferred Stock until dividends on such shares have been fully paid (or declared and a sum sufficient for the payment of such dividends shall have been set aside for such payment) for at least four regular dividend periods following the nonpayment. The term of office of all directors elected by the holders of Morgan Stanley preferred stock will terminate immediately upon the termination of the right of holders of Morgan Stanley preferred stock to vote for directors.

So long as any shares of Existing Preferred Stock remain outstanding, Morgan Stanley will not, without the consent of the holders of at least two-thirds of the shares of Existing Preferred Stock outstanding at the time, voting together as a single class with holders of any and all other series of Morgan Stanley preferred stock having similar voting rights that are exercisable:

●

amend or alter any provision of the Morgan Stanley certificate of incorporation or the certificates of designation of preferences and rights with respect to any series of the Existing Preferred Stock to authorize or create, or increase the authorized amount of, any class or series of stock ranking senior to any series of Existing Preferred Stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up;

●

amend, alter or repeal any provision of the Morgan Stanley certificate of incorporation or the certificates of designation of preferences and rights with respect to any series of the Existing Preferred Stock if such amendment, alteration or repeal would cause a material and adverse effect with respect to the special rights, preferences, privileges and voting powers of any Existing Preferred Stock, whether by merger, consolidation or otherwise. For purposes of the preceding sentence any increase in the authorized amount of Morgan Stanley common stock or Morgan Stanley preferred stock or the creation and issuance of other series of Morgan Stanley common stock or Morgan Stanley preferred stock ranking on a parity basis with or junior to the Existing Preferred Stock as to dividends and the distribution of assets upon liquidation, dissolution or winding up will not be deemed to materially and adversely affect the special rights, preferences, privileges and voting powers of any Existing Preferred Stock; or

●

consummate any binding share exchange or reclassification involving any series of Existing Preferred Stock, or merger or consolidation of Morgan Stanley with another entity, unless in each case (x) the shares of Existing Preferred Stock remain outstanding or are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (y) such shares remain outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Existing Preferred Stock immediately prior to such consummation, taken as a whole.

Listing

Depositary shares representing the Series A Preferred Stock, the Series E Preferred Stock, the Series F Preferred Stock, the Series I Preferred Stock, the Series K Preferred Stock and the Series L Preferred Stock are traded on NYSE under the trading symbols “MS/PA,” “MS/PE,” “MS/PF,” “MS/PI,” “MS/PK” and “MS/PL,” respectively. None of the other series of Existing Preferred Stock is currently listed on a stock exchange.

Agents and Registrar for Existing Preferred Stock

The transfer agent, dividend disbursing agent and registrar for each series of Existing Preferred Stock is The Bank of New York Mellon.

NEW MORGAN STANLEY PREFERRED STOCK TO BE ISSUED IN THE MERGER

Issuance of New Preferred Stock

Pursuant to the merger agreement and upon the completion of the Merger, Morgan Stanley will issue shares of the new series of Morgan Stanley preferred stock as follows:

●

to the holder of each share of E*TRADE Series A Preferred Stock outstanding immediately prior to the effective time of the Merger (except for shares of E*TRADE Series A Preferred Stock held by E*TRADE as treasury stock or by Morgan Stanley (other than any Fiduciary Shares held by Morgan Stanley), which will be cancelled without consideration), one share of New Morgan Stanley Replacement Series A Preferred Stock, to be designated perpetual Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series M, par value $0.01 per share, with a liquidation preference of $1,000 per share; and

●

to the holder of each share of E*TRADE Series B Preferred Stock outstanding immediately prior to the effective time of the Merger (except for shares of E*TRADE Series B Preferred Stock held by E*TRADE as treasury stock or by Morgan Stanley (other than any Fiduciary Shares held by Morgan Stanley), which will be cancelled without consideration), one share of New Morgan Stanley Replacement Series B Preferred Stock, to be designated perpetual Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series N, par value $0.01 per share, with a liquidation preference of $100,000 per share (equivalent to $1,000 per depositary share) (collectively with the New Morgan Stanley Replacement Series A Preferred Stock, the “New Preferred Stock”).

Morgan Stanley will file certificates of designation with respect to the New Preferred Stock with the Delaware Secretary of State at or prior to the completion of the Merger.

Depositary Shares

Shares of the New Morgan Stanley Replacement Series B Preferred Stock will be represented by depositary shares, each representing a 1/100th ownership interest in a share of New Morgan Stanley Replacement Series B Preferred Stock. Each holder of a depositary share will be entitled, through the depositary, in proportion to the applicable fraction of a share of New Morgan Stanley Replacement Series B Preferred Stock represented by such depositary share, to all the rights and preferences of the New Morgan Stanley Replacement Series B Preferred Stock represented by such depositary share (including dividend, voting, redemption and liquidation rights), as provided in the deposit agreement applicable thereto.

Dividends

Dividends on shares of New Preferred Stock, when, as and if declared by the Morgan Stanley board of directors (or a duly authorized committee of the board) out of legally available funds, will be noncumulative dividends and will accrue or be payable on the liquidation preference amount with respect to such stock.

Dividends on each share of New Morgan Stanley Replacement Series A Preferred Stock will be payable (i) at a fixed rate per annum equal to 5.875% through, but excluding, September 15, 2026 and (ii) at a floating rate per annum equal to the three-month U.S. dollar LIBOR on the related dividend determination date plus 4.435% from, and including, September 15, 2026. Such dividends will be payable semi-annually in arrears on each March 15 and September 15, ending on September 15, 2026, and thereafter quarterly in arrears on March 15, June 15, September 15 and December 15.

Dividends on each share of New Morgan Stanley Replacement Series B Preferred Stock will be payable (i) at a fixed rate per annum equal to 5.30% through, but excluding, March 15, 2023 and (ii) at a floating rate per annum equal to the three-month U.S. dollar LIBOR on the related dividend determination date plus 3.16% from, and including, March 15, 2023. Such dividends will be payable semi-annually in arrears on each March 15 and September 15, ending on March 15, 2023, and thereafter quarterly in arrears on March 15, June 15, September 15 and December 15.

Each series of New Preferred Stock will be junior as to payment of dividends to any Morgan Stanley preferred stock that may be issued in the future that is expressly senior as to dividends to the New Preferred Stock. If at any time Morgan Stanley has failed to pay accumulated dividends on any Morgan Stanley preferred stock that is senior to a series of New Preferred Stock as to payment of dividends, Morgan Stanley may not pay any dividends on the junior series of New Preferred Stock or redeem or otherwise repurchase any shares of the junior series of New Preferred Stock until it has paid in full, or set aside for payment, such accumulated but unpaid dividends on those senior shares of Morgan Stanley preferred stock.

Morgan Stanley is subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve Board is authorized to determine, under certain circumstances relating to the financial condition of a bank holding company, such as Morgan Stanley, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof.

Redemption

The New Preferred Stock will not be subject to any mandatory redemption, sinking fund provision or other similar provision.

The New Morgan Stanley Replacement Series A Preferred Stock is redeemable, subject to receipt of any required regulatory approvals, at a redemption price of $1,000 per share, plus any declared and unpaid dividends to but excluding the date fixed for redemption (i) in whole or in part on any dividend payment date on or after the later of (a) September 15, 2026 and (b) the date that is five years following the original issue date of the New Morgan Stanley Replacement Series A Preferred Stock or (ii) in whole but not in part at any time within 90 days of certain changes to regulatory capital requirements.

The New Morgan Stanley Replacement Series B Preferred Stock is redeemable, subject to receipt of any required regulatory approvals, at a redemption price of $100,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends to but excluding the date fixed for redemption (i) in whole or in part on any dividend payment date on or after the date that is five years following the original issue date of the New Morgan Stanley Replacement Series B Preferred Stock or (ii) in whole but not in part at any time within 90 days of certain changes to regulatory capital requirements.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of Morgan Stanley, the holders of shares of New Preferred Stock will be entitled to receive, out of the assets of Morgan Stanley available for distribution to stockholders, liquidating distributions before any distribution is made to holders of any class or series of Morgan Stanley capital stock ranking junior to the New Preferred Stock as to rights upon liquidation, dissolution or winding up of Morgan Stanley (including Morgan Stanley common stock). The liquidating distribution that each series of New Preferred Stock will be entitled to receive is as follows:

●

the New Morgan Stanley Replacement Series A Preferred Stock will be entitled to receive a liquidating distribution in an amount equal to $1,000 per share, together with an amount equal to all dividends, if any, that have been declared but not paid with respect to such series prior to the date of payment of such distribution (but without any accumulation in respect of dividends that have not been declared prior to such payment date); and

●

the New Morgan Stanley Replacement Series B Preferred Stock will be entitled to receive a liquidating distribution in an amount equal to $100,000 per share (equivalent to $1,000 per depositary share), together with an amount equal to all dividends, if any, that have been declared but not paid with respect to such series prior to the date of payment of such distribution (but without any accumulation in respect of dividends that have not been declared prior to such payment date).

Ranking

The New Preferred Stock will rank (i) senior to Morgan Stanley common stock and (ii) equally with the Existing Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of Morgan Stanley. See “Description of Morgan Stanley Capital Stock—Morgan Stanley Existing Preferred Stock—Rank” beginning on page 130 of this proxy statement/prospectus for additional information about the ranking of the Existing Preferred Stock.

Other Rights

The New Preferred Stock will not: (i) be convertible into, or exchangeable for, shares of any other class or series of Morgan Stanley’s shares or other securities; (ii) provide its holders with preemptive rights to acquire more capital stock of Morgan Stanley; (ii) have any stated maturity; (iv) be subject to any sinking fund or other obligation of Morgan Stanley to redeem or repurchase such preferred stock; or (v) have any voting rights, except with respect to certain changes in the terms of the New Preferred Stock, in the case of certain dividend non-payments or as required by Delaware law. The New Preferred Stock will not be listed on a stock exchange.

FUTURE ISSUANCES OF MORGAN STANLEY PREFERRED STOCK

Future issuances of shares of Morgan Stanley preferred stock could adversely affect the availability of earnings for distribution to the holders of Morgan Stanley common stock if the Morgan Stanley preferred stock issued provides for cumulative dividends, dividend preferences, conversion rights or exchange, redemption or other similar rights or preferences. Additionally, the issuance of shares of additional series of Morgan Stanley preferred stock could, depending on the terms of such series, impede completion of a merger, tender offer or other takeover attempt that some, or a majority, of Morgan Stanley stockholders might believe to be in their best interests or in which stockholders might receive a premium for their shares over the then-current market price of such shares.

CERTIFICATED SHARES OF MORGAN STANLEY STOCK

The Morgan Stanley bylaws provide that the interest of each stockholder of Morgan Stanley will be evidenced by certificates representing shares of stock in such form as the appropriate officers of Morgan Stanley may from time to time prescribe, unless the Morgan Stanley board of directors provides that all or some of all classes or series of Morgan Stanley stock will be represented by uncertificated shares. Each holder of stock represented by certificates will be entitled to have a signed certificate representing the number of shares registered in certificate form. The shares of the Morgan Stanley stock represented by certificates may be transferred on the books of Morgan Stanley by the holder thereof in person or by his attorney, upon surrender for cancellation of certificates representing the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the signature as Morgan Stanley or its agents may reasonably require.

UNCERTIFICATED SHARES OF MORGAN STANLEY STOCK

The Morgan Stanley board of directors may provide that all or some of all classes or series of Morgan Stanley stock will be represented by uncertificated shares. Upon receipt of proper transfer instructions from the registered owner of uncertificated shares, such uncertificated shares will be cancelled and issuance of new equivalent uncertificated shares will be made to the person entitled thereto and the transaction will be recorded upon the books of Morgan Stanley. Within a reasonable time after the issuance or transfer of uncertificated shares, Morgan Stanley will send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to Delaware law or, unless otherwise provided by Delaware law, a statement that Morgan Stanley will furnish without charge to each stockholder who so requests the powers, designations, preferences and other rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

POTENTIAL ISSUANCES OF RIGHTS TO PURCHASE SECURITIES

Morgan Stanley does not currently have a stockholder rights plan, although the Morgan Stanley board of directors retains the right to adopt a new plan at a future date.

SPECIAL MEETINGS OF STOCKHOLDERS

Under Delaware law, a company’s stockholders are not permitted to call or require the company to call a special meeting of stockholders unless the company’s governing documents permit them to do so. The Morgan Stanley bylaws provide that a special meeting of stockholders may be called by Morgan Stanley’s corporate secretary at the direction of the Morgan Stanley board of directors or at the written request of holders of shares of Morgan Stanley stock owning at least twenty-five percent (25%) of the number of outstanding shares of Morgan Stanley stock entitled to vote on the matter or matters to be brought at such meeting as of the most recent date for which such number is disclosed by Morgan Stanley in an annual or quarterly report filed with the SEC under the Exchange Act before the proposed special meeting. Special meetings of Morgan Stanley stockholders may not otherwise be called by Morgan Stanley stockholders.

NO STOCKHOLDER ACTION BY WRITTEN CONSENT

The Morgan Stanley certificate of incorporation provides that, subject to rights of holders of any series of Morgan Stanley preferred stock, stockholder action may be taken at a duly called annual or special meeting of stockholders but not by written consent in lieu of a meeting.

PROVISIONS RELATING TO AMENDMENTS TO THE MORGAN STANLEY CERTIFICATE OF INCORPORATION AND THE MORGAN STANLEY BYLAWS

The Morgan Stanley certificate of incorporation provides that it can only be amended, altered, changed or repealed in the manner prescribed in the Morgan Stanley certificate of incorporation and by applicable law. Under Delaware law, an amendment to a corporation’s certificate of incorporation generally requires a board resolution declaring the advisability of the amendment and approval by the holders of a majority of the outstanding stock entitled to vote thereon, unless the corporation’s certificate of incorporation requires a greater vote. If the proposed amendment would increase or decrease the aggregate number of authorized shares of a class of stock, increase or decrease the par value of the shares of such class or change the powers, preferences or special rights of the shares of such class so as to affect them adversely, the holders of a majority of the outstanding shares of such class will be entitled to vote as a class upon the proposed amendment.

The Morgan Stanley certificate of incorporation further provides that any amendment or repeal of certain articles thereof that relate to directors’ liability for breach of fiduciary duty and indemnification to directors, officers, employees and agents will not adversely affect any right or protection existing thereunder in respect of any act or omission occurring prior to such amendment or repeal.

Under Delaware law, the power to adopt, amend or repeal bylaws is vested in stockholders, unless a corporation’s certificate of incorporation confers the power to adopt, amend or repeal bylaws upon directors as well. The Morgan Stanley certificate of incorporation provides that Morgan Stanley’s board of directors is authorized and empowered to adopt, amend or repeal the Morgan Stanley bylaws, and that such bylaws may be amended or repealed by Morgan Stanley’s stockholders having voting power with respect thereto. Further, the Morgan Stanley bylaws provide that they may be altered, amended or repealed, in whole or in part, or new bylaws may be adopted by Morgan Stanley’s stockholders or the Morgan Stanley board of directors at any meeting thereof, provided that notice of such amendment is contained in the notice of such meeting of stockholders or in the notice of such meeting of the board of directors, and, in the latter case, such notice is given not less than twenty-four hours prior to the meeting.

DELAWARE’S ANTI-TAKEOVER STATUTE

Under Delaware law, a corporation is prohibited from engaging in any business combination with an interested stockholder for a period of three years from the date on which any such stockholder first becomes an interested stockholder unless:

●	prior to the stockholder becoming an interested stockholder, the board of directors approves the business combination or the transaction in which the stockholder became an interested stockholder;
●

upon the consummation of the transaction in which the stockholder became an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation other than shares held by directors who are also officers and certain employee stock plans; or

●	the business combination is approved by the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock not owned by the interested stockholder at a meeting.

Delaware law defines the term “business combination” to include, among other things, transactions such as mergers or consolidations with an interested stockholder or certain sales, transfers, exchanges or other dispositions of assets to an interested stockholder, which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation or aggregate market value of all the outstanding stock of the corporation. Delaware law defines the term “interested stockholder” to include any person who (together with affiliates and associates) owns (or in certain cases, within the past three years did own) 15% or more of the outstanding voting stock of the corporation. A corporation can expressly elect not to be governed by the business combination provisions in Delaware law in its certificate of incorporation or bylaws, but Morgan Stanley has not done so.

REGULATORY RESTRICTIONS ON OWNERSHIP

The BHC Act requires any bank holding company (as defined in the BHC Act) to obtain the approval of the Federal Reserve Board prior to acquiring more than five percent (5%) of Morgan Stanley’s outstanding common stock. Any person, other than a bank holding company, is required to obtain prior approval of the Federal Reserve Board to acquire ten percent (10%) or more of Morgan Stanley’s outstanding common stock under the CIBC Act. Anyone (other than an individual) who either owns, controls or has the power to vote twenty-five percent (25%) or more of any class of Morgan Stanley’s voting securities, controls in any manner the election of a majority of Morgan Stanley’s directors, or directly or indirectly exercises a controlling influence over the management or policies of Morgan Stanley, is subject to regulation as a bank holding company under the BHC Act.

COMPARISON OF STOCKHOLDER RIGHTS

If the transactions contemplated by the merger agreement are completed, E*TRADE stockholders will receive shares of Morgan Stanley stock in connection with the Merger and become stockholders of Morgan Stanley. The following is a summary of certain differences between (i) the current rights of E*TRADE stockholders under Delaware law, the E*TRADE certificate of incorporation, including the certificates of designation relating to each series of E*TRADE preferred stock (referred to in this section as the “E*TRADE charter”) and the E*TRADE bylaws and (ii) the current rights of Morgan Stanley stockholders under Delaware law, the Morgan Stanley certificate of incorporation, including the certificates of designation relating to each series of Morgan Stanley preferred stock (referred to in this section as the “Morgan Stanley charter”) and the Morgan Stanley bylaws.

The following summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the Delaware General Corporation law (the “DGCL”) and E*TRADE’s and Morgan Stanley’s governing documents (which we urge you to read carefully and in their entirety). Copies of the respective companies’ governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see “Where You Can Find More Information” beginning on page 163 of this proxy statement/prospectus. In addition, the identification of some of the differences in the rights of Morgan Stanley and E*TRADE stockholders is not intended to indicate that other differences that are equally important do not exist. Morgan Stanley and E*TRADE urge you to carefully read this entire proxy statement/prospectus, the relevant provisions of the DGCL and the other documents to which Morgan Stanley and E*TRADE refer in this proxy statement/prospectus for a more complete understanding of the differences between the rights of a Morgan Stanley stockholder and the rights of an E*TRADE stockholder.

Between the date of the merger agreement and the effective time of the Merger, E*TRADE has agreed not to amend its governing documents and Morgan Stanley has agreed not to amend its governing documents in a manner that would be materially adverse to E*TRADE stockholders.

Morgan Stanley and E*TRADE are each incorporated under the laws of the State of Delaware and, accordingly, the rights of Morgan Stanley stockholders and E*TRADE stockholders are both governed by the DGCL and other applicable Delaware law. As a result of the Merger, E*TRADE stockholders will receive shares of Morgan Stanley stock will become Morgan Stanley stockholders. Thus, following the Merger, the rights of E*TRADE stockholders who become Morgan Stanley stockholders in connection with the Merger will continue to be governed by the DGCL and the other applicable Delaware law and will also then be governed by the Morgan Stanley charter and the Morgan Stanley bylaws.

CERTAIN KEY FEATURES OF STOCKHOLDER RIGHTS

	Morgan Stanley Stockholder Rights	E*TRADE Stockholder Rights
Authorized Capital Stock

As of the date of this proxy statement/ prospectus, Morgan Stanley is authorized to issue 3,530,000,000 shares, divided into two classes consisting of: (i) 3,500,000,000 shares of common stock, par value $0.01 per share, and (ii) 30,000,000 shares of preferred stock, par value $0.01 per share. The Morgan Stanley board of directors is authorized to provide for the issuance of the Morgan Stanley preferred stock in one or more series.

As of the date of this proxy statement/ prospectus, E*TRADE is authorized to issue 401,000,000 shares, divided into two classes consisting of: (i) 400,000,000 shares of common stock, par value $0.01 per share, and (ii) 1,000,000 shares of preferred stock, par value $0.01 per share. The E*TRADE board of directors is authorized to issue the E*TRADE preferred stock in one or more series.

	Morgan Stanley Stockholder Rights	E*TRADE Stockholder Rights
Voting Rights

The Morgan Stanley charter provides that, except as otherwise may be provided in the Morgan Stanley charter, a certificate of designation for any outstanding series of Morgan Stanley preferred stock or by applicable law, (i) the holders of shares of Morgan Stanley common stock are entitled to one vote for each such share upon all questions presented to the stockholders, (ii) the holders of shares of Morgan Stanley common stock have the exclusive right to vote for the election of directors and for all other purposes and (iii) the holders of shares of Morgan Stanley common stock at all times vote as one class, together with the holders of any other class or series of Morgan Stanley stock accorded such general voting rights.

The E*TRADE bylaws provide that, except as otherwise required in the E*TRADE charter or by the DGCL for voting on certain specific matters, each stockholder is entitled to one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held.

The Morgan Stanley certificates of designation for each outstanding series of Morgan Stanley preferred stock provide that holders of such preferred stock will not have any voting rights, except as required by applicable law and under certain circumstances set forth in the certificates of designation for each outstanding series of Morgan Stanley preferred stock, including that if dividends on any shares of such preferred stock have not been declared and paid for the equivalent of six or more dividend payments (whether or not consecutive), holders of such preferred stock may elect two additional directors to the Morgan Stanley board of directors, subject to certain limitations, until full dividends have been paid for at least four regular dividend periods. For additional information on the rights of shares of Morgan Stanley preferred stock, see “Description of Morgan Stanley Capital Stock—Morgan Stanley Existing Preferred Stock” beginning on page 129 of this proxy statement/prospectus.

The E*TRADE certificates of designation for each outstanding series of E*TRADE preferred stock provide that holders of such preferred stock will not have any voting rights, except as required by applicable law and under certain circumstances set forth in the certificates of designation for each outstanding series of E*TRADE preferred stock, including that if dividends on any shares of such preferred stock have not been declared and paid for the equivalent of three semi-annual or six quarterly full dividend payments (whether or not consecutive), the holders of such preferred stock may elect two additional directors to the E*TRADE board of directors, subject to certain limitations, until full dividends have been paid for at least the equivalent of two consecutive semi-annual or four consecutive quarterly dividend periods.

Cumulative Voting	The Morgan Stanley charter and the Morgan Stanley bylaws do not provide for cumulative voting.	The E*TRADE charter and the E*TRADE bylaws do not provide for cumulative voting.

	Morgan Stanley Stockholder Rights	E*TRADE Stockholder Rights
Quorum

The Morgan Stanley bylaws provide that, except as otherwise provided by law or by the Morgan Stanley charter, the holders of a majority of the voting power of the outstanding shares of the Morgan Stanley stock entitled to vote generally in the election of directors, represented in person or by proxy, will constitute a quorum at a meeting of stockholders, except that when specified business is to be voted on by a class or series voting as a class, the holders of a majority of the voting power of the shares of such class or series will constitute a quorum for the transaction of such business.

The E*TRADE bylaws provide that, except to the extent that the presence of a larger number may be required by law, the rules of any stock exchange upon which E*TRADE’s securities are listed, the E*TRADE charter, or the E*TRADE bylaws, the holders of a majority of the voting power of all of the shares of the capital stock of E*TRADE issued and outstanding and entitled to vote at a meeting of stockholders, present in person or represented by proxy, will constitute a quorum for all purposes.

Stockholder Rights Plans	While the DGCL does not include a statutory provision expressly validating stockholder rights plans, such plans have generally been upheld by court decisions applying the DGCL.

	Morgan Stanley currently has no stockholder rights plan. The Morgan Stanley board of directors retains the right to adopt a new plan at a future date.	E*TRADE currently has no stockholder rights plan. The E*TRADE board of directors retains the right to adopt a new plan at a future date.

Rights of Preferred Stock

The Morgan Stanley charter provides that the Morgan Stanley board of directors is authorized to fix the designation, powers, preferences and rights of the shares of each series of Morgan Stanley preferred stock and the qualifications, limitations and restrictions thereof.

The E*TRADE charter provides that the E*TRADE board of directors is authorized to fix, state and express the powers, rights, designations, preferences, qualifications, limitations and restrictions of E*TRADE preferred stock.

	Morgan Stanley Stockholder Rights	E*TRADE Stockholder Rights

As of the date of this proxy statement/ prospectus, the following amount of shares of Morgan Stanley preferred stock were outstanding: (i) 44,000 shares of Floating Rate Non-Cumulative Preferred Stock, Series A, (ii) 519,882 shares of 10% Non-Cumulative, Non-Voting Perpetual Preferred Stock, Series C, (iii) 34,500 shares of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series E, (iv) 34,000 shares of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series F, (v) 52,000 shares of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series H, (vi) 40,000 shares of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series I, (vii) 60,000 shares of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series J, (viii) 40,000 shares of Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series K and (ix) 20,000 shares of 4.875% Non-Cumulative Preferred Stock, Series L. For additional information on the rights of shares of Morgan Stanley preferred stock, see “Description of Morgan Stanley Capital Stock—Morgan Stanley Existing Preferred Stock” beginning on page 129 of this proxy statement/prospectus.

As of the date of this proxy statement/ prospectus, the following amount of shares of E*TRADE preferred stock were outstanding: (i) 400,000 shares of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A and (ii) 3,000 shares of Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B.

Preemptive Rights

Under Delaware law, stockholders of a corporation do not have preemptive rights to subscribe for or purchase any additional issue of stock or to any security convertible into such stock, unless such right is expressly included in the charter.

	The Morgan Stanley charter does not provide holders of shares of Morgan Stanley stock with preemptive rights.	The E*TRADE charter does not provide holders of shares of E*TRADE stock with preemptive rights.

Number of Directors

The Morgan Stanley bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the Morgan Stanley board of directors, but will consist of not less than three nor more than fifteen directors (exclusive of directors appointed by holders preferred stock entitled to rights to appoint such directors). However, no decrease in the number of directors constituting the Morgan Stanley board of directors will shorten the term of any incumbent director.

The E*TRADE bylaws provide that the number of directors which will constitute the whole E*TRADE board of directors will be fixed from time to time by resolution of the E*TRADE board of directors but will not be less than six or more than twelve, subject to the rights of the holders of preferred stock or other class of stock as set forth in the E*TRADE charter to elect additional directors under specified circumstances.

	The Morgan Stanley board of directors currently has 14 members.	The E*TRADE board of directors currently has 12 members.

	Morgan Stanley Stockholder Rights	E*TRADE Stockholder Rights
Election of Directors	The Morgan Stanley bylaws provide that, each director will be elected by the vote of the majority of the votes cast with respect to that director’s election at any meeting for the election of directors at which a quorum is present, provided that if, as of the tenth day preceding the date Morgan Stanley first publicly announces its notice of meeting for such meeting to Morgan Stanley stockholders, the number of nominees exceeds the number of directors to be elected (a “Contested Election”), the directors will be elected by the vote of a plurality of the votes cast. A majority of votes cast will mean that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” that director’s election (with “abstentions” and “broker nonvotes” not counted as a vote cast either “for” or “against” that director’s election). In the event an incumbent director fails to receive a majority of the votes cast in an election that is not a Contested Election, the nominating and governance committee of the Morgan Stanley board of directors, or such other committee designated by the Morgan Stanley board of directors, will make a recommendation to the Morgan Stanley board of directors as to whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The Morgan Stanley board of directors will act on the resignation, taking into account the committee’s recommendation, and publicly disclose (by a press release and filing an appropriate disclosure with the SEC) its decision regarding the resignation and, if such resignation is rejected, the rationale behind the decision within 90 days following certification of the election results.	The E*TRADE bylaws provide that, each director will be elected by the majority of the votes cast with respect to the director’s election at any meeting for the election of directors at which a quorum is present, subject to the rights of the holders of preferred stock or other class of stock as set forth in the E*TRADE charter to elect directors under specified circumstances and except as provided below. A majority of votes cast means that the number of votes “for” a director’s election must exceed 50% of the votes cast with respect to that director’s election. Any vote “against” a director’s election or “withheld” with respect to a director’s election will count as a vote cast; however, all “abstentions” and “broker non-votes” will be excluded from the calculation of votes cast with respect to that director’s election. Any director who is not elected by the majority of the votes case with respect to the director’s election will offer to tender his or her resignation to the E*TRADE board of directors. If on the last day by which stockholders may submit notice to nominate a person for election as a director, the number of nominees for any election of directors exceeds the number of directors to be elected, each director will be elected by the plurality of the votes cast with respect to the director’s election.

	Morgan Stanley Stockholder Rights	E*TRADE Stockholder Rights
	The Morgan Stanley charter provides that the directors, other than those who may be elected by the holders of any series of preferred stock or any other series or class of stock as set forth in the Morgan Stanley charter, will be elected annually at each annual meeting of Morgan Stanley stockholders to hold office for a term expiring at the next annual meeting of stockholders, with each director to hold office until his or her successor shall have been duly elected and qualified.	Subject to the rights of the holders of any series of E*TRADE preferred stock to elect additional directors under specified circumstances, each director elected at and after the annual meeting of stockholders of 2012 shall be elected for a term expiring at the next succeeding annual meeting of E*TRADE stockholders and until such director’s successor shall have been elected and qualified, or until such director’s earlier death, resignation or removal. For the avoidance of doubt, any director elected prior to the annual meeting of E*TRADE stockholders of 2012 shall serve for the remainder of the term to which such director was elected or until such director’s earlier death, resignation or removal.

Filling Vacancies on the Board of Directors	The Morgan Stanley charter provides that vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Morgan Stanley board of directors.	The E*TRADE bylaws provide that, unless and until filled by the stockholders, any vacancy in the E*TRADE board of directors, however occurring, including a vacancy resulting from an enlargement of the E*TRADE board of directors, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Removal of Directors	The Morgan Stanley charter provides that any director may be removed from office at any time, with or without cause.	The E*TRADE charter provides that any director or the entire E*TRADE board of directors may be removed by the affirmative vote of the holders of at least two-thirds of the combined voting power of all shares of E*TRADE entitled to vote generally in the election of directors, voting together as a single class. Section 141(k) of the DGCL further provides that in the case of a corporation whose board is classified, as is the case with E*TRADE, stockholders may effect such removal only for cause.

Special Meetings of Directors	The Morgan Stanley bylaws provide that special meetings of the Morgan Stanley board of directors may be called at the request of the chairman of the board, the chief executive officer, or a majority of the Morgan Stanley board of directors. The person or persons authorized to call special meetings of the Morgan Stanley board of directors may fix the place (if any) and time of the meetings.	The E*TRADE bylaws provide that special meetings of the E*TRADE board of directors may be held at any time and place, within or without the State of Delaware, designated by the chairman of the board, the chief executive officer, or the secretary or assistant secretary on the written request of the chairman of the board or a majority of the directors.

	Morgan Stanley Stockholder Rights	E*TRADE Stockholder Rights
Director Nominations by Stockholders	The Morgan Stanley bylaws provide that a stockholder must give advance written notice to Morgan Stanley of a director nomination. In order to make such a nomination, a stockholder must satisfy certain procedural requirements including, among others, providing timely notice of the nomination as well as the disclosure of certain information about both the nominating stockholder and the nominee.	The E*TRADE bylaws provide that a stockholder must give advance written notice to E*TRADE of a director nomination. In order to make such a nomination, a stockholder must satisfy certain procedural requirements including, among others, providing timely notice of the nomination as well as the disclosure of certain information about both the nominating stockholder and the nominee.

	To be timely, a Morgan Stanley stockholder’s notice of nomination to be brought before an annual meeting of Morgan Stanley stockholders must be received by Morgan Stanley’s corporate secretary at the principal executive offices of Morgan Stanley not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting of Morgan Stanley stockholders; provided that, if the date of such annual meeting is advanced by more than 30 days or delayed by more than 90 days from such anniversary date, notice of nomination must be so delivered not earlier than the close of business on the 120th days prior to such annual meeting and not later than the close of business on the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by Morgan Stanley.	To be timely, an E*TRADE stockholder’s notice of nomination to be brought before an annual meeting of E*TRADE stockholders must be received by E*TRADE’s secretary at the principal executive offices of E*TRADE not later than the 90th day nor earlier than the 120th day prior to the one year anniversary of the preceding year’s annual meeting of E*TRADE stockholders; provided that, in the event that no annual meeting was held in the previous year or the meeting is convened more than 30 days before or after the one year anniversary of the previous year’s annual meeting, the notice of nomination must be so received not earlier than the 120th day prior to the annual meeting and not later than the 90th day prior to the annual meeting or, in the event public announcement of the date of such meeting is first made fewer than 100 days prior to the date of the meeting, on the 10th day following the date of the announcement.

	To be timely, a Morgan Stanley stockholder’s notice of nomination to be brought before a special meeting must be received by Morgan Stanley’s corporate secretary at the principal executive offices of Morgan Stanley not earlier than the close of business on the 120th day prior to such special meeting and not later than the later of the close of business on the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting.	To be timely, an E*TRADE stockholder’s notice of nomination to be brought before an special meeting must be received by E*TRADE’s secretary at the principal executive offices of E*TRADE not later than the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting.

Morgan Stanley Stockholder Rights	E*TRADE Stockholder Rights
To be in proper form, the notice of nomination must set forth, among other things, as to each candidate nominated for election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act.	To be in proper form, the notice of nomination must set forth, among other things, as to each candidate nominated for election as a director: (i) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required pursuant to Section 14(a) under the Exchange Act, (ii) a description of any direct or indirect material interest in any material contract or agreement between or among any nominating person and each candidate for nomination, (iii) a completed and signed questionnaire and representation and agreement as provided in the E*TRADE bylaws.

The Morgan Stanley bylaws also provide stockholders with the ability to include their director nominations in Morgan Stanley’s proxy statement. The requirements include, among others, a maximum number of nominees that can be included on the proxy statement, that the nominating stockholder must satisfy a minimum prior holding period of three years and minimum ownership interest of 3% of the outstanding Morgan Stanley stock entitled to vote in an election of the Morgan Stanley board of directors and a notice and other required information satisfying certain timeliness criteria. Any nominee who is included in Morgan Stanley’s proxy material for a particular annual meeting of stockholders but either (i) withdraws from or becomes ineligible or unavailable for election at such annual meeting or (ii) does not receive at least 25% of the votes cast in favor of such stockholder nominee’s election, will be ineligible to be a stockholder nominee pursuant to this paragraph for the next two annual meetings.

The E*TRADE charter and bylaws do not provide stockholders with the ability to include their director nominations in E*TRADE’s proxy statement.

	Morgan Stanley Stockholder Rights	E*TRADE Stockholder Rights
Stockholder Proposals (Other than Director Nominations)

The Morgan Stanley bylaws provide that a stockholder must give advance written notice to Morgan Stanley of any proposal of other business to be transacted at an annual meeting of the stockholder. In order to make such a proposal, a stockholder must satisfy certain procedural requirements including, among others, providing timely notice of the proposal as well as the disclosure of certain information about the nominating stockholder and the proposal.

The E*TRADE bylaws provide that a stockholder must give advance written notice to E*TRADE of any proposal of business to be transacted at an annual meeting of stockholders. In order to make such a proposal, a stockholder must satisfy certain procedural requirements including, among others, providing timely notice of the proposal as well as the disclosure of certain information about the nominating stockholder and the proposal.

Stockholder Action by Written Consent

The Morgan Stanley charter provides that, subject to the rights of the holders of any series of preferred stock or any other series or class of stock as set forth in the Morgan Stanley charter, any action required or permitted to be taken by the stockholders of Morgan Stanley must be effected at a duly called annual or special meeting of Morgan Stanley stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders.

The E*TRADE charter provides that any action required or permitted to be taken by the E*TRADE stockholders must be effected at an annual or special meeting of E*TRADE stockholders and may not be effected by a consent in writing of such stockholders.

Certificate of Incorporation Amendments

Under the DGCL, an amendment to a corporation’s charter generally requires the approval of the corporation’s board of directors and the holders of a majority of the outstanding stock entitled to vote thereon unless the charter requires a higher vote. In addition, if the proposed amendment would increase or decrease the aggregate number of authorized shares of a class of stock, increase or decrease the par value of the shares of such class or change the powers, preferences or special rights of the shares so as to affect them adversely, the holders of a majority of the outstanding shares of such class shall be entitled to vote as a class upon the proposed amendment.

	Morgan Stanley Stockholder Rights	E*TRADE Stockholder Rights

The Morgan Stanley charter provides that, except as may be expressly provided in the Morgan Stanley charter, Morgan Stanley reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in the Morgan Stanley charter, and any other provisions authorized by the DGCL at the time in force may be added or inserted, in the manner now or hereafter prescribed herein or by applicable law; provided, however, that any amendment or repeal of certain articles in the Morgan Stanley charter related to director’s liability for breach of fiduciary duty and indemnification to directors, officers and others will not adversely affect any right or protection existing thereunder in respect of any act or omission occurring prior to such amendment or repeal.

The E*TRADE charter provides that E*TRADE reserves the right to amend, alter, change or repeal any provision contained in the E*TRADE charter, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders are granted subject to this reservation; provided that the affirmative vote of the holders of at least two-thirds of the combined voting power of all E*TRADE shares entitled to vote generally in the election of directors, voting together as a single class, will be required to alter, change, amend, repeal or adopt certain provisions in the E*TRADE charter related to (i) the bylaws, (ii) the annual or special meeting of stockholders, (iii) the number, composition, term, and removal of directors and (iv) vote required for any business combination; provided further that any repeal or modification by E*TRADE stockholders of the provision in the E*TRADE charter related to director’s personal liability for breach of fiduciary duty will not adversely affect any rights or protection of a director existing at the time of such repeal or modification.

Bylaw Amendments

Under the DGCL, bylaws may be adopted, amended or repealed by the stockholders entitled to vote, and by the board of directors if the corporation’s certificate of incorporation confers the power to adopt, amend or repeal the corporation’s bylaws upon the directors.

The Morgan Stanley charter and bylaws provide that the Morgan Stanley bylaws may be altered, amended or repealed, in whole or in part, or new Morgan Stanley bylaws may be adopted by the stockholders or by the Morgan Stanley board of directors at any meeting thereof; provided, however, that notice of such alteration, amendment, repeal or adoption of new Morgan Stanley bylaws is contained in the notice of such meeting of stockholders or in the notice of such meeting of the Morgan Stanley board of directors and, in the latter case, such notice is given not less than twenty-four hours prior to the meeting.

The E*TRADE charter and bylaws provide that the E*TRADE bylaws may be amended or repealed or new E*TRADE bylaws may be adopted (i) by the affirmative vote of a majority of the directors present at any regular or special meeting of the E*TRADE board of directors at which a quorum is present (provided, however, that any bylaw amendment adopted by the E*TRADE board of directors increasing or reducing the authorized number of directors will require the affirmative vote of two-thirds of the total number of directors which E*TRADE would have if there were no vacancies), or (ii) by the affirmative vote of the holders of at least two-thirds of the combined voting power of all shares of the E*TRADE stock entitled to vote generally in the election of directors, voting together as a single class.

	Morgan Stanley Stockholder Rights	E*TRADE Stockholder Rights
Special Meetings of Stockholders

The Morgan Stanley bylaws provide that, subject to the rights of the holders of any series of Morgan Stanley preferred stock or any other series or class of stock as set forth in the Morgan Stanley charter, special meetings of the stockholders may be called at any time only by the corporate secretary of Morgan Stanley (i) at the direction of the Morgan Stanley board of directors pursuant to a resolution adopted by the Morgan Stanley board of directors or (ii) at the written request or requests of holders of record owning at least 25% of the number of outstanding shares of Morgan Stanley capital stock entitled to vote on the matter or matters to be brought as of the most recent date for which such number is disclosed by Morgan Stanley in an annual or a quarterly report filed with the SEC under the Exchange Act before the proposed special meeting. Only such business will be conducted at a special meeting of stockholders as will have been brought before the meeting pursuant to Morgan Stanley’s notice of meeting. Nothing discussed above will prohibit the Morgan Stanley board of directors from submitting matters to the stockholders at any special meeting requested by stockholders.

The E*TRADE charter provides that special meetings of E*TRADE stockholders may be called only by the (i) chairman of the E*TRADE board of directors, (ii) president, (iii) chairman or the secretary at the written request of a majority of the total number of directors which E*TRADE would have if there were no vacancies upon not fewer than ten or more than sixty days’ written notice, or (iv) holders of shares entitled to cast not less than ten percent of the votes at such special meeting upon not fewer than ten nor more than sixty days’ written notice. Any request for a special meeting of stockholders will be sent to E*TRADE’s chairman and the secretary and will state the purposes of the proposed meeting. Special meetings of holders of the outstanding preferred stock may be called in the manner and for the purposes provided in the resolutions of the E*TRADE board of directors providing for the issue of such stock. Business transacted at special meetings will be confined to the purpose or purposes stated in the notice of meeting.

	Morgan Stanley Stockholder Rights	E*TRADE Stockholder Rights
Notice of Meetings of Stockholders

The Morgan Stanley bylaws provide that a notice of meeting, stating the place (if any), day and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of special meetings, the purpose or purposes for which such special meeting is called, will be prepared and delivered by Morgan Stanley not less than ten days nor more than sixty days before the date of the meeting, either personally, or by mail, or, to the extent and in the manner permitted by applicable law, electronically, to each stockholder of record entitled to vote at such meeting. Such further notice shall be given as required by law. Any previously scheduled meeting of the Morgan Stanley stockholders (annual or special) may be postponed, rescheduled or canceled by the Morgan Stanley board of directors.

The E*TRADE bylaws provide that whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting will be given which will state the place, if any, date, and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Such notice will be given not less than ten nor more than sixty days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting, except as otherwise provided in the E*TRADE bylaws, the E*TRADE charter or as required by the DGCL.

Proxies

The Morgan Stanley bylaws provide that each stockholder may vote by proxy at all meetings of stockholders as may be permitted by law; provided that no proxy will be voted after three years from its date, unless the proxy provides for a longer period. Any proxy to be used at a meeting of stockholders must be filed with Morgan Stanley’s corporate secretary or his representative at or before the time of the meeting.

The E*TRADE bylaws provide that each stockholder of record entitled to vote at a meeting of stockholders may vote in person or may authorize another person or persons to vote or act for him by written proxy executed by the stockholder or his authorized agent and delivered to the secretary of E*TRADE. No such proxy will be voted or acted upon after three years from the date of its execution, unless the proxy expressly provides for a longer period.

	Morgan Stanley Stockholder Rights	E*TRADE Stockholder Rights
Limitation of Personal Liability of Directors

The Morgan Stanley charter provides that a director of Morgan Stanley will not be personally liable to Morgan Stanley or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to Morgan Stanley or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit. If the DGCL will be amended, to authorize corporate action further eliminating or limiting the liability of directors, then a director of Morgan Stanley, in addition to the circumstances in which he is not liable immediately prior to such amendment, will be free of liability to the fullest extent permitted by the DGCL, as so amended.

The E*TRADE charter provides that a director of E*TRADE will not be personally liable to E*TRADE or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to E*TRADE or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which the director derived any improper personal benefit. If the DGCL is hereafter amended to authorize, with the approval of a corporation’s stockholders, further reductions in the liability of a corporation’s directors for breach of fiduciary duty, then a director of E*TRADE will not be liable for any such breach to the fullest extent permitted by the DGCL.

	Morgan Stanley Stockholder Rights	E*TRADE Stockholder Rights
Indemnification of Directors and Officers

The Morgan Stanley charter and bylaws provide that each person who is or was a director or officer of Morgan Stanley will be indemnified by Morgan Stanley to the fullest extent permitted from time to time by the DGCL as the same exists or may hereafter be amended (but, if permitted by applicable law, in the case of any such amendment, only to the extent that such amendment permits Morgan Stanley to provide broader indemnification rights than said law permitted Morgan Stanley to provide prior to such amendment) or any other applicable laws as presently or hereafter in effect. Morgan Stanley may, by action of the Morgan Stanley board of directors, provide indemnification to employees and agents (other than a director or officer) of Morgan Stanley, to directors, officers, employees or agents of a subsidiary, and to each person serving as a director, officer, partner, member, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, at the request of Morgan Stanley, with the same scope and effect as the foregoing indemnification of directors and officers of Morgan Stanley.

The E*TRADE bylaws provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of E*TRADE or is or was serving at the request of E*TRADE as a director, officer or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, will be indemnified and held harmless by E*TRADE to the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits E*TRADE to provide broader indemnification rights than such law permitted E*TRADE to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith. Furthermore, E*TRADE may, to the extent authorized from time to time by the E*TRADE board of directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of E*TRADE to the fullest extent of the bylaw provision with respect to the indemnification and advancement of expenses of directors and officers of E*TRADE.

Morgan Stanley Stockholder Rights	E*TRADE Stockholder Rights

The Morgan Stanley charter and bylaws provide that Morgan Stanley will be required to indemnify any person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Morgan Stanley board of directors or is a proceeding to enforce such person’s claim to indemnification pursuant to the rights granted by the Morgan Stanley charter or otherwise by Morgan Stanley. Morgan Stanley’s obligation to indemnify and to advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise will be reduced by any amount such person will collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust or other enterprise.

The E*TRADE bylaws provide that, except as provided in the E*TRADE charter with respect to proceedings to enforce rights to indemnification and advancement, E*TRADE will indemnify, and advance expenses pursuant to the E*TRADE bylaws to, any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the E*TRADE board of directors. E*TRADE’s obligations to indemnify and advance expenses will be offset to the extent of any other source of indemnification or any otherwise applicable insurance coverage under a policy maintained by E*TRADE or any other person.

The Morgan Stanley bylaws provide that Morgan Stanley will pay the expenses incurred by such person in defending any such proceeding in advance of its final disposition upon receipt (unless Morgan Stanley upon authorization of the Morgan Stanley board of directors waives such requirement to the extent permitted by applicable law) of an undertaking by or on behalf of such person to repay such amount if it will ultimately be determined that such person is not entitled to be indemnified by Morgan Stanley as authorized in the Morgan Stanley bylaws or otherwise.

The E*TRADE bylaws provide that E*TRADE will pay the expenses (including attorney’s fee) incurred by an indemnitee in defending any such proceeding in advance of its final disposition; provided, however, that, if the DGCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) will be made only upon delivery to E*TRADE of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it will ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses.

	Morgan Stanley Stockholder Rights	E*TRADE Stockholder Rights
Forum Selection	The Morgan Stanley charter and bylaws do not designate an exclusive forum for any actions brought against Morgan Stanley.

The E*TRADE bylaws provide that, unless E*TRADE consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) will be the sole and exclusive forum for any derivative action, any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of E*TRADE to E*TRADE or its stockholders, any action asserting a claim arising pursuant to any provision of the DGCL or the E*TRADE charter or bylaws, or any action asserting a claim against E*TRADE, its directors, officers or employees governed by the internal affairs doctrine, except as to each of the above, for any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery, which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction.

Dividends

Section 170 of the DGCL provides that the directors of a corporation may declare and pay dividends upon the shares of its capital stock either out of its surplus or, if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. If the capital of the corporation will have been diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors of such corporation will not declare and pay out of such net profits any dividends upon any shares of any classes of its capital stock until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets will have been repaired.

The Morgan Stanley bylaws provide that the Morgan Stanley board of directors may from time to time declare, and Morgan Stanley may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and the Morgan Stanley charter.

The E*TRADE charter and bylaws contain no restrictions on the payment of dividends or the making of distributions to E*TRADE stockholders.

	Morgan Stanley Stockholder Rights	E*TRADE Stockholder Rights
Appraisal Rights of Dissenters’ Rights

Under the DGCL, stockholders of a Delaware corporation who have neither voted in favor of nor have consented in writing to certain mergers or consolidations to which the corporation is a party and who have otherwise met the requirements set forth in Section 262 of the DGCL are entitled to demand appraisal of the fair value of their shares pursuant to, and in compliance with procedures set forth in, Section 262 of the DGCL. However, Delaware law does not provide for appraisal rights if the shares of the corporation are listed on a national securities exchange or held of record by more than 2,000 holders or the corporation will be the surviving corporation of the merger and approval of the merger does not require the vote of the stockholders of the surviving corporation under Section 251(f) of the DGCL. Notwithstanding the foregoing, stockholders of Delaware corporations are entitled to appraisal rights in the case of a merger or consolidation if the agreement of merger or consolidation requires stockholders to accept in exchange for its shares anything other than (w) shares or depository receipts of another corporation which at the date the merger or consolidation is completed will be either listed on a national securities exchange or held of record by more than 2,000 holders, (x) shares of stock or depositary receipts of the surviving corporation in the merger or consolidation, (y) cash in lieu of fractional shares or (z) any combination of the foregoing.

	Neither the Morgan Stanley charter nor the Morgan Stanley by-laws address appraisal rights or dissenters’ rights.	Neither the E*TRADE charter nor the E*TRADE by-laws address appraisal rights or dissenters’ rights.

Anti-Takeover Provisions

Section 203 of the DGCL prevents a corporation from entering into a Business Combination (as defined below) with an Interested Stockholder (as defined below) for a period of three years following the time an Interested Stockholder becomes such, unless (A) prior to such time the board of directors of the corporation has approved such Business Combination or the transaction in which an Interested Stockholder became such; (B) the transaction in which an Interested Stockholder became such resulted in such stockholder owning more than 85% of the corporation’s voting stock (subject to certain exclusions); or (C) at or subsequent to the time of the transaction in which an Interested Stockholder becomes such, the Business Combination is approved by the board of directors of the corporation and authorized by two-thirds of the outstanding voting stock at an annual or special meeting (and not by written consent), excluding the stock owned by the Interested Stockholder.

Section 203 of the DGCL defines “Business Combination” as, inter alia, (a) merger or consolidation with an Interested Stockholder, (b) sale, exchange or other disposition to or with an Interested Stockholder of 10% or more of the aggregate market value of either the assets on a consolidated basis or the outstanding stock of the corporation and (c) any receipt by an Interested Stockholder of financial benefits (except proportionately as a stockholder) by or through the corporation other than those expressly permitted by the DGCL. Holding company mergers authorized by Section 251(g) of the DGCL are excluded from the definition of “Business Combination.”

Section 203 of the DGCL defines “Interested Stockholder” as any person or an affiliate of any such person (other than the corporation or any of its majority-owned subsidiaries) that beneficially (A) owns 15% or more of the outstanding voting stock of the corporation or (B) owned 15% or more of the outstanding voting stock of the corporation at any time within the previous three years, subject to certain exceptions.

Morgan Stanley Stockholder Rights	E*TRADE Stockholder Rights
Morgan Stanley has not opted out of Section 203 of the DGCL.	E*TRADE has not opted out of Section 203 of the DGCL.

In addition, the E*TRADE charter provides that any Business Combination (as defined below) will require the affirmative vote of at least 66-2/3rds percent of the combined voting power of all shares of E*TRADE entitled to vote generally in the election of directors, voting together as a single class. Such affirmative vote will be required notwithstanding the fact that no vote may be required, or that some lesser percentage may be specified by law or in any agreement with any national securities exchange or otherwise. Notwithstanding the foregoing, such Business Combination will require only such affirmative vote as is required by law and any other provision of the E*TRADE charter if such Business Combination has been approved by two-thirds of the E*TRADE board of directors.

Morgan Stanley Stockholder Rights	E*TRADE Stockholder Rights

The E*TRADE charter defines a “Business Combination” as (A) any merger or consolidation of E*TRADE or any subsidiary of E*TRADE with or into any Interested Stockholder (as defined below) or any affiliate or associate of an Interested Stockholder; (B) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with, or proposed by or on behalf of, any Interested Stockholder or any affiliate or associate of any Interested Stockholder, of any assets of E*TRADE or any subsidiary of E*TRADE constituting not less than five percent of the total assets of E*TRADE; (C) the issuance or transfer by E*TRADE or any subsidiary of E*TRADE of any securities of E*TRADE or any subsidiary to, or proposed by or on behalf of, any Interested Stockholder or any affiliate or associate of any Interested Stockholder in exchange for cash, securities or other property constituting not less than five percent of the total assets of E*TRADE; (D) the adoption of any plan or proposal for the liquidation or dissolution of E*TRADE, or any spinoff or split-up of any kind of E*TRADE or any subsidiary of E*TRADE, proposed by or on behalf of an Interested Stockholder or any affiliate or associate of any Interested Stockholder; or (E) any reclassification of securities, or recapitalization of E*TRADE, or any merger or consolidation of E*TRADE with any of its subsidiaries or any similar transaction which has the effect, directly or indirectly, of increasing the percentage of the outstanding shares of (i) any class of equity securities of E*TRADE or any subsidiary of E*TRADE or (ii) any class of securities of E*TRADE or any subsidiary of E*TRADE convertible into equity securities of E*TRADE or any subsidiary of E*TRADE, represented by securities of such class which are directly or indirectly owned by any Interested Stockholder or any affiliate or associate of any Interested Stockholder.

	Morgan Stanley Stockholder Rights	E*TRADE Stockholder Rights

The E*TRADE charter defines “Interested Stockholder” as, in respect of any Business Combination, any person (other than E*TRADE or its subsidiaries) who or which, as of the record date for the determination of stockholders entitled to notice of and to vote on such Business Combination, or immediately prior to the consummation of any such transaction, (A) is or was, at any time within two years prior thereto, the beneficial owner, directly or indirectly, of 10 percent or more of the then outstanding shares entitled to vote generally in the election of directors, (B) is an affiliate or associate of E*TRADE and at any time within two years prior thereto was the beneficial owner, directly or indirectly, of 10 percent or more of the then outstanding shares entitled to vote generally in the election of directors, or (C) is an assignee of or has otherwise succeeded to any shares of capital stock of E*TRADE which were at any time within two years prior thereto beneficially owned by any Interested Stockholder, if such assignment or succession will have occurred in the course of a transaction, or series of transactions, not involving a public offering within the meaning of the Securities Act of 1933, as amended.

Stockholder Vote on Fundamental or Extraordinary Corporate Transactions	The Morgan Stanley charter and bylaws do not contain any requirement for stockholder vote on fundamental or extraordinary corporate transactions.

The E*TRADE charter provides that any Business Combination (as defined in the E*TRADE charter and summarized above) will require the affirmative vote of at least 66-2/3rds percent of the combined voting power of all shares of E*TRADE entitled to vote generally in the election of directors, voting together as a single class. Such affirmative vote will be required notwithstanding the fact that no vote may be required, or that some lesser percentage may be specified by law or in any agreement with any national securities exchange or otherwise. Notwithstanding the foregoing, such Business Combination will require only such affirmative vote as is required by law and any other provision of the E*TRADE charter, if such Business Combination has been approved by two-thirds of the E*TRADE board of directors.

	Morgan Stanley Stockholder Rights	E*TRADE Stockholder Rights
Duties of Directors

Under the DGCL, the standards of conduct for directors have developed through Delaware court case law. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires directors to refrain from self-dealing and to act in good faith and in a manner that directors reasonably believe to be in the best interests of the corporation and its stockholders, and the duty of care requires directors in managing the corporation’s affairs to use that level of care which ordinarily careful and prudent persons would use in similar circumstances. When directors act consistently with their duties of loyalty and care, their decisions generally are presumed to be valid under the business judgment rule.

SECURITY OWNERSHIP OF CERTAIN E*TRADE BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of E*TRADE common stock as of May 13, 2020, by (i) each E*TRADE director; (ii) each E*TRADE named executive officer (“NEO”); (iii) all current E*TRADE directors and executive officers as a group; and (iv) each person who is known to E*TRADE to beneficially own more than 5% of the outstanding shares of E*TRADE common stock. Unless otherwise indicated, all persons named as beneficial owners of E*TRADE common stock have sole voting power and sole investment power with respect to the shares indicated as owned by them. In addition, unless otherwise indicated, the address for each person named below is c/o E*TRADE Financial Corporation, 671 North Glebe Road, Arlington, Virginia 22203.

Name and Address of Beneficial Owner	Number of Shares of E*TRADE Common Stock Beneficially Owned(1)	Number of Shares of E*TRADE Common Stock Beneficially Owned Plus Certain Outstanding Equity Awards(2)	Percentage of E*TRADE Common Stock Beneficially Owned(3)
DIRECTORS AND NAMED EXECUTIVE OFFICERS(4):
Richard J. Carbone	5,656	39,654	*
Robert J. Chersi	9,069	9,069	*
Michael J. Curcio	74,088	74,088	*
Jaime W. Ellertson	3,186	6,238	*
James P. Healy	27,826	55,991	*
Kevin T. Kabat	19,853	19,853	*
James Lam	31,451	31,451	*
Rodger A. Lawson	37,168	63,428	*
Shelley B. Leibowitz	12,927	27,150	*
Alice C. Milligan	6,248	6,248	*
Michael A. Pizzi	86,890	86,890	*
Karl A. Roessner(5)	86,745	86,745	*
Rebecca Saeger	34,787	34,787	*
Lori S. Sher	29,897	29,897	*
Chad E. Turner	11,990	11,990	*
Donna L. Weaver(6)	50,507	67,165	*
Joshua A. Weinreich	13,134	13,134	*
All current directors and executive officers as a group (19 persons)	496,271	705,372	*

STOCKHOLDERS OWNING MORE THAN 5%:
The Vanguard Group, Inc.(7) 100 Vanguard Blvd. Malvern, PA 19355	25,345,050	25,345,050	11.46%
BlackRock, Inc.(8) 55 East 52nd Street New York, NY 10055	19,269,066	19,269,066	8.72%
PRIMECAP Management Company(9) 177 E. Colorado Blvd., 11th Floor Pasadena, CA 91105	14,311,265	14,311,265	6.47%
T. Rowe Price Associates, Inc.(10) 100 E. Pratt Street Baltimore, MD 21202	13,461,411	13,461,411	6.09%
__________________

*	Less than 1%.

(1)	Beneficial ownership reported in the table has been determined according to SEC regulations and includes shares that may be acquired within 60 days after May 13, 2020 upon the exercise of outstanding stock options and the vesting of restricted stock units.

(2)	Includes all of the shares of E*TRADE common stock included in the “Number of Shares of E*TRADE Common Stock Beneficially Owned” column, as increased by the number of E*TRADE Director Deferred RSU Awards, including dividend equivalent units received thereon, that are vested or scheduled to vest within 60 days of May 13, 2020. Non-employee directors do not have the right to receive the underlying shares of E*TRADE common stock for more than 60 days following May 13, 2020. While these additional shares are not beneficially owned for purposes of SEC beneficial ownership rules, E*TRADE has determined to include them in this column to provide more complete information with respect to the applicable individual’s equity holdings in E*TRADE.

(3)	Based on 221,087,633 shares of E*TRADE common stock outstanding on May 13, 2020. Shares of E*TRADE common stock that may be obtained upon the vesting and settlement of RSUs within 60 days after May 13, 2020 are deemed beneficially owned by the person holding such RSUs for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person.

(4)	As of December 31, 2019, all of E*TRADE’s directors and executive officers were in compliance with E*TRADE’s Equity Ownership Policy.

(5)	Mr. Roessner stepped down from his role as CEO, effective August 14, 2019. As information on Mr. Roessner’s beneficial ownership as of April 8, 2020 was unavailable to E*TRADE, the amount reported is based on information known to E*TRADE as of the effective date of his departure.

(6)	Includes 45,910 shares held by the Weaver Living Trust UAD 11/16/89.

(7)	Based on a Schedule 13G/A filed with the SEC on February 12, 2020, wherein The Vanguard Group (“Vanguard”) reported beneficial ownership of 25,345,050 shares of E*TRADE common stock as of December 31, 2019. Vanguard reported sole dispositive power as to 24,956,032 of the shares, shared dispositive power as to 389,018 of the shares, sole voting power as to 342,554 of the shares, and shared voting power as to 65,528 of the shares.

(8)	Based on a Schedule 13G/A filed with the SEC on February 5, 2020, wherein BlackRock, Inc. (“BlackRock”) reported beneficial ownership of 19,269,066 shares of E*TRADE common stock as of December 31, 2019. BlackRock reported sole dispositive power as to 19,269,066 of the shares and sole voting power as to 17,054,672 of the shares.

(9)	Based on a Schedule 13G/A filed with the SEC on February 12, 2020, wherein PRIMECAP Management Company (“PRIMECAP”) reported beneficial ownership of 14,311,265 shares of E*TRADE common stock as of December 31, 2019. PRIMECAP reported sole dispositive power as to 14,311,265 of the shares and sole voting power as to 13,755,245 of the shares.

(10)	Based on a Schedule 13G filed with the SEC on February 14, 2020, wherein T. Rowe Price Associates, Inc. (“TRowe”) reported beneficial ownership of 13,461,411 shares of E*TRADE common stock as of December 31, 2019. TRowe reported sole dispositive power as to 13,461,411 of the shares and sole voting power as to 5,265,155 of the shares.

The following table sets forth information regarding the beneficial ownership of E*TRADE’s Series A Preferred Stock and E*TRADE Series B Preferred Stock as of May 13, 2020, by (i) each E*TRADE director; (ii) each E*TRADE NEO; (iii) all current E*TRADE directors and executive officers as a group; and (iv) each person who is known to E*TRADE to beneficially own more than 5% of the outstanding shares of E*TRADE’s Series A Preferred Stock or E*TRADE Series B Preferred Stock. Unless otherwise indicated, all persons named as beneficial owners of the E*TRADE Series A Preferred Stock and E*TRADE Series B Preferred Stock have sole voting power and sole investment power with respect to the shares indicated as owned by them. In addition, unless otherwise indicated, the address for each person named below is c/o E*TRADE Financial Corporation, 671 North Glebe Road, Arlington, Virginia 22203.

	Number of Shares	Percentage of	Number of Shares	Percentage of
	of E*TRADE	E*TRADE Series	of E*TRADE	E*TRADE Series
	Series A Preferred	A Preferred Stock	Series B Preferred	B Preferred Stock
Name and Address of Beneficial	Stock Beneficially	Beneficially	Stock Beneficially	Beneficially
Owner	Owned (1)	Owned (2)	Owned (1)	Owned (3)
DIRECTORS AND NAMED EXECUTIVE OFFICERS(4):
Joshua A. Weinreich	25	*	25	*
All current directors and executive officers as a group (19 persons)	25	*	25	*
____________________

*	Less than 1%.

(1)	Beneficial ownership reported in the table has been determined according to SEC regulations.

(2)	Based on 400,000 shares of E*TRADE Series A Preferred Stock outstanding on May 13, 2020.

(3)	Based on 3,000 shares of E*TRADE Series B Preferred Stock outstanding on May 13, 2020.

(4)	As of December 31, 2019, all of E*TRADE’s directors and executive officers were in compliance with E*TRADE’s Equity Ownership Policy.

Other than Mr. Weinreich, no other directors or NEO holds shares of the E*TRADE Series A Preferred Stock or E*TRADE Series B Preferred Stock.

EXPERTS

The financial statements of Morgan Stanley incorporated into this proxy statement/prospectus by reference from Morgan Stanley’s Annual Report on Form 10-K for the year ended December 31, 2019, and the effectiveness of Morgan Stanley’s internal control over financial reporting as of December 31, 2019 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information of Morgan Stanley for the periods ended March 31, 2020 and 2019, which is incorporated into this proxy statement/prospectus by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in Morgan Stanley’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

The financial statements of E*TRADE incorporated into this proxy statement/prospectus by reference from E*TRADE’s Annual Report on Form 10-K for the year ended December 31, 2019, and the effectiveness of E*TRADE’s internal control over financial reporting as of December 31, 2019 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of Morgan Stanley stock to be issued to E*TRADE stockholders pursuant to the Merger and the depositary shares representing interests in the New Morgan Stanley Replacement Series B Preferred Stock will be passed upon for Morgan Stanley by Davis Polk & Wardwell LLP.

FUTURE E*TRADE STOCKHOLDER PROPOSALS

If the merger agreement is approved by the requisite vote of E*TRADE’s stockholders and the Merger is completed, E*TRADE will become a wholly owned subsidiary of Morgan Stanley and, consequently, will not hold subsequent annual meetings of its stockholders. After the completion of the Merger, E*TRADE stockholders would be entitled to participate, as stockholders of Morgan Stanley following the Merger, in the annual meetings of the stockholders of Morgan Stanley. Morgan Stanley and E*TRADE currently expect to complete the Merger in the fourth quarter of 2020.

If the merger agreement is not adopted by the requisite vote of holders of E*TRADE common stock or if the Merger is otherwise not completed for any reason, E*TRADE intends to hold an annual meeting of its stockholders in 2021. E*TRADE’s proxy statement for the 2020 annual meeting of E*TRADE stockholders contains information regarding presentation of stockholder proposals under Rule 14a-8 or other business or nominations at a 2021 annual meeting of E*TRADE stockholders.

Stockholder Proposals (Rule 14a-8). To be considered for inclusion in E*TRADE’s proxy materials for a 2021 annual meeting of E*TRADE stockholders, stockholder proposals must be received no later than November 24, 2020 at E*TRADE’s offices located at Ballston Tower, 671 North Glebe Road, 15th Floor, Arlington, VA 22203, Attention: Corporate Secretary, and must comply with all provisions of Rule 14a-8. E*TRADE may exclude from its proxy materials for a 2021 annual meeting of E*TRADE stockholders any stockholder proposal not received by the deadline described above.

Other Business Proposals or Nominations. A stockholder proposal that is not submitted for inclusion in E*TRADE’s proxy materials for a 2021 annual meeting of E*TRADE stockholders, but is instead intended to be presented at the 2021 annual meeting of E*TRADE stockholders, or a stockholder who intends to submit a candidate for nomination as director at a 2021 annual meeting of E*TRADE stockholders, must comply with the “advance notice” deadlines in the E*TRADE bylaws. As such, notice of such business or nominations must be received by E*TRADE no earlier than January 7, 2021 and no later than February 6, 2021 as set forth more fully in the E*TRADE bylaws, and must comply with the other requirements set forth in the E*TRADE bylaws. Such notices must be in writing and received within the “advance notice” deadlines described above at E*TRADE’s offices located at Ballston Tower, 671 North Glebe Road, 15th Floor, Arlington, VA 22203, Attention: Corporate Secretary.

You may contact E*TRADE’s corporate secretary at E*TRADE’s executive offices, 671 North Glebe Road, Ballston Tower, Arlington, Virginia 22203, for a copy of the relevant provisions of the E*TRADE bylaws regarding the requirements for making stockholder proposals and nominating director candidates.

WHERE YOU CAN FIND MORE INFORMATION

Morgan Stanley has filed a registration statement on Form S-4 to register with the SEC the shares of Morgan Stanley stock to be issued to E*TRADE stockholders in connection with the Merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Morgan Stanley in addition to being the proxy statement of E*TRADE for the E*TRADE special meeting. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Morgan Stanley and Morgan Stanley stock. The rules and regulations of the SEC allow Morgan Stanley and E*TRADE to omit certain information included in the registration statement from this proxy statement/prospectus.

Morgan Stanley and E*TRADE file annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC maintains a website that has reports, proxy and information statements and other information about Morgan Stanley and E*TRADE. The address of that site is https://www.sec.gov. The reports and other information filed by Morgan Stanley and E*TRADE with the SEC are also available at their respective websites, which are https://www.morganstanley.com and https://www.etrade.com. Information on these websites is not part of this proxy statement/prospectus.

The SEC allows Morgan Stanley and E*TRADE to “incorporate by reference” information into this proxy statement/prospectus. This means that important information can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/ prospectus or in later filed documents incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Morgan Stanley and E*TRADE have, respectively, previously filed with the SEC and any additional documents that either company may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of this registration statement and on or prior to effectiveness of this registration statement and after the effectiveness of this proxy statement/prospectus and until the date that the offering is terminated (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). These documents contain important information about Morgan Stanley and E*TRADE and their respective financial performance.

This prospectus incorporates by reference the documents set forth below previously filed with the SEC:

●	E*TRADE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed on February 19, 2020.

●	Morgan Stanley’s Annual Report on Form 10-K for the year ended December 31, 2019, filed on February 27, 2020.

●	E*TRADE’s Current Reports on Form 8-K filed February 20, 2020, February 21, 2020, April 23, 2020 and May 7, 2020 (other than the portions of those documents not deemed to be filed).

●	Morgan Stanley’s Current Reports on Form 8-K filed on February 20, 2020, February 21, 2020 and April 16, 2020 (other than the portions of those documents not deemed to be filed).

●	E*TRADE’s Definitive Proxy Statement on Schedule 14A for E*TRADE’s 2020 annual meeting, filed on March 24, 2020.

●	Morgan Stanley’s Definitive Proxy Statement on Schedule 14A for Morgan Stanley’s 2020 annual meeting, filed on April 3, 2020.

●	E*TRADE’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed on May 6, 2020.

●	Morgan Stanley’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed on May 5, 2020.

●	Any description of shares of Morgan Stanley stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description.

●	Any description of shares of E*TRADE stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description.

Morgan Stanley has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Morgan Stanley, and E*TRADE has supplied all such information relating to E*TRADE.

Documents incorporated by reference are available from Morgan Stanley or E*TRADE, as the case may be, without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this proxy statement/prospectus. Morgan Stanley stockholders or E*TRADE stockholders, as applicable, may obtain these documents incorporated by reference by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers:

MORGAN STANLEY
1585 Broadway
New York, NY 10036
Attention: Investor Relations
Telephone: (212) 762-8131
Email: investorrelations@morganstanley.com

E*TRADE FINANCIAL CORPORATION
671 North Glebe Road, Ballston Tower
Arlington, VA 22203
Attention: Investor Relations
Telephone: (646) 521-4340
Email: IR@etrade.com

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the E*TRADE special meeting. Therefore, if you would like to request documents from Morgan Stanley or E*TRADE, please do so by [●], 2020 in order to receive them before the E*TRADE special meeting.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus to vote on the approval of the merger agreement proposal, the approval of the advisory compensation proposal and the approval of the adjournment proposal, if necessary. Neither Morgan Stanley nor E*TRADE has authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus.

If you are in a jurisdiction in which offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.

This proxy statement/prospectus is dated [●], 2020. You should not assume that the information in it is accurate as of any date other than that date, and neither its mailing to E*TRADE stockholders nor the issuance of shares of Morgan Stanley stock in the Merger will create any implication to the contrary.

Annex A

AGREEMENT AND PLAN OF MERGER

dated as of

February 20, 2020

by and among

MORGAN STANLEY,

MOON-EAGLE MERGER SUB, INC.

and

E*TRADE FINANCIAL CORPORATION

Section 11.10.	WAIVER OF JURY TRIAL	A-81
Section 11.11.	Counterparts; Effectiveness	A-82
Section 11.12.	Entire Agreement	A-82
Section 11.13.	Severability	A-82
Section 11.14.	Specific Performance	A-82

ANNEXES
Annex I -	Terms of New Parent Replacement Series A Preferred Stock
Annex II -	Terms of New Parent Replacement Series B Preferred Stock

EXHIBITS
Exhibit A -	Certificate of Incorporation of Surviving Corporation

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 20, 2020, is entered into by and among Morgan Stanley, a Delaware corporation (“Parent”), Moon-Eagle Merger Sub, Inc., a Delaware corporation and a direct, wholly owned Subsidiary of Parent (“Merger Sub”), and E*TRADE Financial Corporation, a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of the Company has unanimously (i) determined that this Agreement and the transactions contemplated hereby (including the Merger) are fair to and in the best interests of the Company’s stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the Merger), (iii) directed that the approval and adoption of this Agreement (including the Merger) be submitted to a vote at a meeting of the Company’s stockholders, and (iv) recommended the approval and adoption of this Agreement (including the Merger) by the Company’s stockholders;

WHEREAS, the Board of Directors of Parent has unanimously (i) determined that this Agreement and the transactions contemplated hereby (including the Parent Share Issuance) are fair to and in the best interests of Parent’s stockholders and (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the Parent Share Issuance);

WHEREAS, (A) the Board of Directors of Merger Sub has unanimously (i) determined that this Agreement and the transactions contemplated hereby (including the Merger) are fair to and in the best interests of the sole stockholder of Merger Sub, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the Merger), (iii) directed that this Agreement (including the Merger) be submitted for approval and adoption by the sole stockholder of Merger Sub and (iv) recommended the approval and adoption of this Agreement (including the Merger) by the sole stockholder of Merger Sub, and (B) Parent, promptly following the execution of this Agreement, as the sole stockholder of Merger Sub, shall approve and adopt this Agreement (including the Merger);

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with Delaware Law and other Applicable Law, the parties intend that (a) promptly following the date of this Agreement, Parent will form a newly established Delaware limited liability company as a direct, wholly owned Subsidiary of Parent (“Second Merger Sub”), (b) immediately following the Merger, and as part of an integrated transaction with the Merger, the Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger”, together with the Merger, the “Mergers”), with Second Merger Sub being the surviving entity of the Second Merger (Second Merger Sub, in its capacity as the surviving entity of the Second Merger, is sometimes referred to as the “Surviving Entity”);

WHEREAS, for U.S. federal income tax purposes, each of the parties intends that the Mergers, taken together, will constitute an integrated transaction, described in Rev. Rul. 2001-46, 2001-2 C.B. 321, that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations, and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g); and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements specified in this Agreement in connection with the Merger and to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE 1
Definitions

Section 1.01. Definitions. (a) As used in this Agreement, the following terms have the following meanings:

“Advisory Agreement” means an investment advisory agreement entered into by the Company RIA Subsidiary with an Advisory Client for the purpose of providing Investment Advisory Services to such Advisory Client.

“Advisory Client” means any client or customer of the Company RIA Subsidiary for Investment Advisory Services.

“Affiliate” means, (i) with respect to any Person (other than Parent or Merger Sub), any other Person, whether now or in the future, directly or indirectly controlling, controlled by, or under common control with such Person and (ii) with respect to Parent or Merger Sub, any other Person, whether now or in the future, directly or indirectly controlled by Parent or Merger Sub.

“Antitrust Laws” shall mean the Sherman Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914, the HSR Act and all other Applicable Laws in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition, including through merger or acquisition.

“Applicable Law(s)” means, with respect to any Person, any U.S., non-U.S. or transnational federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, executive order, Order, directive or other similar legislation or requirement enacted, adopted, promulgated or applied by a Governmental Authority or Self-Regulatory Organization that is binding upon or applicable to such Person, as the same may be amended from time to time unless expressly specified otherwise in this Agreement.

“BHC Act” means the Bank Holding Company Act of 1956.

“Broker-Dealer” means a “broker” or “dealer” (as defined in Sections 3(a)(4) and 3(a)(5) of the Securities Exchange Act) engaging in such activity in the United States. For the avoidance of doubt, the Company Broker-Dealer Subsidiary shall constitute a “Broker-Dealer” for all purposes hereof.

“Brokerage Client” means any client or customer of a Broker-Dealer who receives Brokerage Services from such Broker-Dealer.

“Brokerage Services” means brokerage, broker-dealer transaction processing, dealer, distributorship, custodial, and related services, or any other services that involve acting as a Broker-Dealer, and performing ancillary services and activities related or incidental thereto.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“CEA” means the Commodity Exchange Act.

“CFPB” means the Consumer Financial Protection Bureau.

“CFTC” means the U.S. Commodity Futures Trading Commission.

“Client” means any Advisory Client or Brokerage Client.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Acquisition Proposal” means (other than the Transactions) any indication of interest, proposal or offer from any Person or Group, other than Parent and its Subsidiaries, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Company or its Subsidiaries (including securities of the Company’s Subsidiaries) equal to 15% or more of the consolidated assets of the Company, or to which 15% or more of the revenues or earnings of the Company on a consolidated basis are attributable, (ii) direct or indirect acquisition or issuance (whether in a single transaction or a series of related transactions) of (1) 15% or more of any class of equity or voting securities of the Company or (2) any equity or voting securities of the Company or any of the Company’s Subsidiaries representing, directly or indirectly, 15% or more of the consolidated assets of the Company or 15% or more of the revenues or earnings of the Company and its Subsidiaries on a consolidated basis,

(iii) tender offer or exchange offer that, if consummated, would result in such Person or Group beneficially owning (1) 15% or more of any class of equity or voting securities of the Company or (2) any equity or voting securities of the Company or any of the Company’s Subsidiaries representing, directly or indirectly, 15% or more of the consolidated assets of the Company and its Subsidiaries or 15% or more of the revenues or earnings of the Company and its Subsidiaries on a consolidated basis, or (iv) merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, under which such Person or Group would acquire, directly or indirectly, (A) assets (including securities of the Company’s Subsidiaries) equal to 15% or more of the consolidated assets of the Company and its Subsidiaries, or to which 15% or more of the revenues or earnings of the Company and its Subsidiaries on a consolidated basis are attributable, or (B) beneficial ownership of (1) 15% or more of any class of equity or voting securities of the Company or (2) any equity or voting securities of the Company or any of the Company’s Subsidiaries representing, directly or indirectly, 15% or more of the consolidated assets of the Company and its Subsidiaries or 15% or more of the revenues or earnings of the Company and its Subsidiaries on a consolidated basis.

“Company Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of the Company Balance Sheet Date, and the footnotes to such consolidated balance sheet, in each case set forth in the Draft Company 10-K.

“Company Balance Sheet Date” means December 31, 2019.

“Company Bank Subsidiary” means each of E*TRADE Bank and E*TRADE Savings Bank.

“Company Broker-Dealer Subsidiary” means E*TRADE Securities LLC.

“Company Collective Bargaining Agreement” means any written or oral agreement, memorandum of understanding or other contractual obligation between the Company or any of its Subsidiaries and any labor organization or other authorized employee representative representing Company Service Providers.

“Company Common Stock” means the common stock, $0.01 par value, of the Company.

“Company Condition Regulatory Approvals” means the Consents set forth on Section 9.03(b) of the Company Disclosure Schedule.

“Company Disclosure Schedule” means the Company Disclosure Schedule delivered to Parent and Merger Sub on the date of this Agreement.

“Company Employee Plan” means any Employee Plan (i) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its Subsidiaries for the current or future benefit of any Company Service Provider, or (ii) for which the Company or any of its Subsidiaries has any direct or indirect liability.

“Company Equity Awards” means Company RSU Awards, Company PSU Awards, Company Director Restricted Stock Awards and Company Director Deferred RSU Awards.

“Company Material Adverse Effect” means any event, circumstance, development, change, occurrence or effect that, individually or in the aggregate, is or is reasonably likely to result in, a material adverse effect on (x) the condition (financial or otherwise), assets, liabilities, business or results of operations of the Company and its Subsidiaries, taken as a whole, or (y) the ability of the Company and its Subsidiaries to timely consummate the Closing (including the Merger) on the terms set forth herein or to perform their agreements or covenants hereunder; provided that, in the case of clause (x) only, no event, circumstance, development, change, occurrence or effect to the extent resulting from, arising out of, or relating to any of the following shall be deemed to constitute, or shall be taken into account in determining whether there has been, a Company Material Adverse Effect, or whether a Company Material Adverse Effect would reasonably be expected to occur: (i) any changes after the date hereof in general United States or global economic conditions, including changes in United States or global securities, credit, financial, debt or other capital markets, (ii) any changes after the date hereof in conditions generally affecting the securities brokerage industry or the other industries in which the Company or any of its Subsidiaries materially engages, (iii) any decline, in and of itself, in the market price or trading volume of the Company Stock, any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to the Company or any of its Subsidiaries (it being understood and agreed that this clause (iii) shall not preclude Parent from asserting that any facts or occurrences giving rise to or contributing to such decline that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (iv) any failure, in and of itself, by the Company or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that this clause (iv) shall not preclude Parent from asserting that any facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (v) the execution and delivery of this Agreement, the public announcement or the pendency of this Agreement (it being understood and agreed that this clause (v) shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution and delivery of this Agreement or the public announcement or the pendency of this Agreement), (vi) any changes after the date hereof in any Applicable Law or GAAP (or authoritative interpretations thereof), (vii) any action or omission taken by the Company pursuant to the written request of Parent or Merger Sub or (viii) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of war, epidemic, pandemic or disease outbreak (including the COVID-19 virus), except in the case of each of clauses (i), (ii), (vi) or (viii), to the extent that any such event, circumstance, development, change, occurrence or effect has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such event, circumstance, development, change, occurrence or effect has on other companies operating in the securities brokerage industry or the other industries in which the Company or any of its Subsidiaries materially engages.

“Company Preferred Stock” means the Company Series A Preferred Stock and the Company Series B Preferred Stock.

“Company RIA Subsidiary” means E*TRADE Capital Management, LLC.

“Company Series A Preferred Stock” means the Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share, of the Company.

“Company Series B Preferred Stock” means the Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B, par value $0.01 per share, of the Company.

“Company Service Provider” means any director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries.

“Company Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Stock Plans” means the E*TRADE 2005 Equity Incentive Plan and the E*TRADE 2015 Omnibus Incentive Plan, in each case, as amended from time to time.

“Consent” means any consent, approval, waiver, license, permit, variance, exemption, franchise, clearance, authorization, acknowledgment, Order or other confirmation.

“Contract” means, with respect to a Person, any written or oral contract, agreement, obligation, commitment, arrangement, understanding, instrument, lease, sublease or license to which such Person is a party or by which such Person is otherwise bound.

“control,” unless otherwise specified, has the same meaning as set forth in Section 2(a)(2) of the BHC Act, and the terms “controlling” and “controlled” have correlative meanings.

“Draft Company 10-K” means the draft of the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2019 that was made available by the Company to Parent on February 18, 2020.

“Draft Parent 10-K” means the draft of Parent’s annual report on Form 10-K for the fiscal year ended December 31, 2019 that was made available by Parent to the Company on February 18, 2020.

“DTC” means the Depository Trust Company.

“DTCC” means the Depository Trust & Clearing Corporation.

“Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy, or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits, excluding, in each case, any such arrangement required to be maintained, sponsored or contributed to by a Governmental Authority.

“Environmental Law” means any Applicable Law relating to (i) human health and safety, (ii) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (iii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.

“Environmental Permits” means all Consents (including consents required by Contract) of Governmental Authorities required by Environmental Law and affecting, or relating to, the business of the Company or any of its Subsidiaries, or the business of Parent or any of its Subsidiaries, as applicable.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to any entity, any other entity that, together with such entity, would (at any relevant time) be treated as a single employer under Section 414 of the Code.

“ERISA Client” means each Client that is (i) an “employee benefit plan” (as defined in Section 3(3) of ERISA) that is subject to Title I of ERISA, (ii) a plan, individual retirement account or other arrangement that is subject to Section 4975 of the Code, (iii) an employee benefit plan, plan, account or arrangement that is subject to any Similar Law, or (iv) any entity whose underlying assets are considered to include “plan assets” (as defined by the regulations of the Department of Labor, as amended by Section 3(42) of ERISA) of any such employee benefit plan, plan, account or arrangement, or a Person acting on behalf of such a Client.

“FCM” means a “futures commission merchant” (as defined in Section 1a(28) of the CEA).

“FCM Subsidiary” means E*TRADE Futures LLC.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System.

“FICC” means the Fixed Income Clearing Corporation.

“Fiduciary Shares” means any shares of Company Stock or Parent Stock owned by the Company, Parent, or any of their respective Subsidiaries, in each case, (i) in such Person’s fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account, (ii) as a result of debts previously contracted by such Person, (iii) in such Person’s capacity as an underwriter or market-maker or in connection with its proprietary trading or arbitrage activities or other similar activities in the ordinary course of business, (iv) in the context of ordinary course brokerage (including prime brokerage), asset management, private banking, wealth management, research or similar activities of such Person, or (v) in connection with such Person’s transactions that are undertaken by pension funds or employee benefit programs.

“Filing” means any registration, petition, statement, application, schedule, form, declaration, notice, notification, report, submission or other filing.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“FINRA Application” means an application pursuant to FINRA Rule 1017 seeking FINRA’s approval of the change of ownership or control of a FINRA member Broker-Dealer.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, bureau, office, board, instrumentality, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority, including FINRA or any other applicable Self-Regulatory Organization, and any individual, body or entity exercising or having the authority to exercise under the Applicable Laws thereof any executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any Taxing Authority, board of trade, federal revenue offices, securities exchanges commission, stock exchange, and any court, arbitrator or arbitration panel with proper authority and jurisdiction under such Applicable Laws.

“Group” means a “group” as defined in Section 13(d) of the Securities Exchange Act.

“Hazardous Substance” means any substance, material or waste that is listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar meaning under any Applicable Law relating to the environment or natural resources or that is otherwise regulated, or for which liability may be imposed, by any Governmental Authority with jurisdiction over Environmental Laws.

“HOLA” means the Home Owners’ Loan Act of 1933.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means any and all of the following, whether or not registered, and all rights therein, arising in the United States or any other jurisdiction throughout the world: (i) trademarks, service marks, trade names, certification marks, logos, trade dress, brand names, corporate names, Internet domain names and other indicia of origin, together with all goodwill associated therewith or symbolized thereby, and all registrations and applications relating to the foregoing; (ii) patents and pending patent applications and all divisions, continuations, continuations-in-part, reissues, reexaminations, and any extensions thereof; (iii) registered and unregistered copyrights (including those in Software), all registrations and applications to register the same, and all renewals, extensions, reversions and restorations thereof; (iv) trade secrets and rights in confidential technology and information, know-how, inventions, improvements, processes, formulae, algorithms, models, methodologies, customer and supplier lists, pricing and cost information and business and marketing plans and proposals; (v) rights in Software; and (vi) other similar types of proprietary or intellectual property.

“International Plan” means any Employee Plan that is not a U.S. Plan.

“Investment Advisers Act” means the Investment Advisers Act of 1940.

“Investment Advisory Services” means investment management or investment advisory services, including any subadvisory services, that involve acting as an “investment adviser” within the meaning of the Investment Advisers Act.

“Investment Company Act” means the Investment Company Act of 1940.

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means any and all computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation, owned by or purported to be owned by an applicable Person or any of its Subsidiaries, or licensed or leased, or purported to the licensed or leased, to an applicable Person or any of its Subsidiaries (excluding any public networks).

“Key Employee” means an employee of the Company or any of its Subsidiaries with the title of managing director or above.

“knowledge” of any Person that is not an individual means the knowledge, after reasonable inquiry, of those officers of the Company or Parent, as the case may be, set forth in Section 1.01 of the Company Disclosure Schedule or Section 1.01 of the Parent Disclosure Schedule, as applicable.

“Licensed Intellectual Property” means any and all Intellectual Property owned by a Third Party and licensed or sublicensed to or purported to be licensed or sublicensed to the Company or any of its Subsidiaries.

“Lien” means, with respect to any property or asset, any mortgage, lien, license, pledge, charge, security interest, real property covenant, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“NASDAQ” means The NASDAQ Stock Market LLC, or any successor thereto.

“New Client” means a Person who becomes an Advisory Client during the period from the date of this Agreement through the Closing.

“NFA” means the National Futures Association.

“NSCC” means the National Securities Clearing Corporation.

“NYSE” means the New York Stock Exchange, Inc., or any successor thereto.

“OCC” means the Office of the Comptroller of the Currency.

“Order” means any order, writ, decree, judgment, award, decision, injunction, ruling, settlement, subpoena, verdict, consent decree, compliance order, civil or administrative order, or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority or arbitrator (in each case, whether temporary, preliminary or permanent).

“Owned Intellectual Property” means, with respect to any Person, any and all Intellectual Property owned or purported to be owned by such Person.

“Parent Advisory Agreement” means an investment advisory agreement entered into by a Parent RIA Subsidiary with a Parent Advisory Client for the purpose of providing Investment Advisory Services to such Parent Advisory Client.

“Parent Advisory Client” means any client or customer of a Parent RIA Subsidiary for Investment Advisory Services.

“Parent Balance Sheet” means the consolidated balance sheet of Parent and its Subsidiaries as of the Parent Balance Sheet Date, and the footnotes to such consolidated balance sheet, in each case set forth in Parent’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2019.

“Parent Balance Sheet Date” means September 30, 2019.

“Parent Bank Subsidiary” means each of Morgan Stanley Bank, N.A. and Morgan Stanley Private Bank, N.A.

“Parent Broker-Dealer Subsidiary” means each Subsidiary of Parent that is registered as a broker-dealer with the SEC.

“Parent Collective Bargaining Agreement” means any written or oral agreement, memorandum of understanding or other contractual obligation between the Parent or any of its Subsidiaries and any labor organization or other authorized employee representative representing Parent Service Providers.

“Parent Common Stock” means the voting common stock, $0.01 par value, of Parent.

“Parent Condition Regulatory Approvals” means the Consents set forth on Section 9.02(b) of the Parent Disclosure Schedule.

“Parent Disclosure Schedule” means the Parent Disclosure Schedule delivered to the Company on the date of this Agreement.

“Parent Employee Plan” means any Employee Plan (i) that is sponsored, maintained, administered, contributed to or entered into by the Parent or any of its Subsidiaries for the current or future benefit of any Parent Service Provider, or (ii) for which the Parent or any of its Subsidiaries has any direct or indirect liability.

“Parent FCM Subsidiary” means each Subsidiary of Parent that is registered as an FCM with the CFTC.

“Parent Material Adverse Effect” means any event, circumstance, development, change, occurrence or effect that, individually or in the aggregate, is or is reasonably likely to result in, a material adverse effect on (x) the condition (financial or otherwise), assets, liabilities, business or results of operations of Parent and its Subsidiaries, taken as a whole, or (y) the ability of Parent and its Subsidiaries to timely consummate the Closing (including the Merger) on the terms set forth herein, or to perform their agreements or covenants hereunder; provided that, in the case of clause (x) only, no event, circumstance, development, change, occurrence or effect to the extent resulting from, arising out of, or relating to any of the following shall be deemed to constitute, or shall be taken into account in determining whether there has been, a Parent Material Adverse Effect, or whether a Parent Material Adverse Effect would reasonably be expected to occur: (i) any changes after the date hereof in general United States or global economic conditions, including changes in United States or global securities, credit, financial, debt or other capital markets, (ii) any changes after the date hereof in conditions generally affecting the securities brokerage industry or the other industries in which the Parent or any of its Subsidiaries materially engages, (iii) any decline, in and of itself, in the market price or trading volume of Parent Stock, any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to Parent or any of its Subsidiaries (it being understood and agreed that this clause (iii) shall not preclude the Company from asserting that any facts or occurrences giving rise to or contributing to such decline that are not otherwise excluded from the definition of Parent Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect), (iv) any failure, in and of itself, by Parent or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that this clause (iv) shall not preclude the Company from asserting that any facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Parent Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect), (v) the execution and delivery of this Agreement, the public announcement or the pendency of this Agreement (it being understood and agreed that this clause (v) shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution and delivery of this Agreement or the public announcement or the pendency of this Agreement), (vi) any changes after the date hereof in any Applicable Law or GAAP (or authoritative interpretations thereof), (vii) any action or omission taken by Parent or Merger Sub pursuant to the written request of the Company or (viii) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of war, epidemic, pandemic or disease outbreak (including the COVID-19 virus), except in the case of each of clauses (i), (ii), (vi) or (viii), to the extent that any such event, circumstance, development, change, occurrence or effect has a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to the adverse effect such event, circumstance, development, change, occurrence or effect has on other companies operating in the securities brokerage industry or the other industries in which the Parent or any of its Subsidiaries materially engages.

“Parent Preferred Stock” means the Parent Series A Preferred Stock, the Parent Series C Preferred Stock, the Parent Series E Preferred Stock, the Parent Series F Preferred Stock, the Parent Series H Preferred Stock, the Parent Series I Preferred Stock, the Parent Series J Preferred Stock, the Parent Series K Preferred Stock and the Parent Series L Preferred Stock.

“Parent RIA Subsidiary” means each Subsidiary of Parent that is registered as an investment adviser under the Investment Advisers Act.

“Parent Series A Preferred Stock” means the Floating Rate Non-Cumulative Preferred Stock, Series A, par value $0.01 per share, of Parent.

“Parent Series C Preferred Stock” means the 10% Non-Cumulative, Non-Voting Perpetual Preferred Stock, Series C, par value $0.01 per share, of Parent.

“Parent Series E Preferred Stock” means the Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series E, par value $0.01 per share, of Parent.

“Parent Series F Preferred Stock” means the Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series F, par value $0.01 per share, of Parent.

“Parent Series H Preferred Stock” means the Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series H, par value $0.01 per share, of Parent.

“Parent Series I Preferred Stock” means the Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series I, par value $0.01 per share, of Parent.

“Parent Series J Preferred Stock” means the Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series J, par value $0.01 per share, of Parent.

“Parent Series K Preferred Stock” means the Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series K, par value $0.01 per share, of Parent.

“Parent Series L Preferred Stock” means the 4.875% Non-Cumulative Preferred Stock, Series L, par value $0.01 per share, of Parent.

“Parent Service Provider” means any director, officer, employee or individual independent contractor of the Parent or any of its Subsidiaries.

“Parent Share Issuance” means the issuance of shares of Parent Stock in connection with the Merger, as contemplated hereby.

“Parent Stock” means the Parent Common Stock and the Parent Preferred Stock.

“Permitted Lien” means (i) Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and, in each case, with respect to which adequate reserves have been established in accordance with GAAP and set forth in the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company Draft 10-K, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar liens, in each case, arising in the ordinary course of business, in each case, with respect to which adequate reserves have been established in accordance with GAAP and set forth in the audited consolidated financial statements and unaudited consolidated interim financial statements as of the Company included or incorporated by reference in the Company Draft 10-K, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, in each case, arising in the ordinary course of business, (iv) easements, rights-of-way, covenants, restrictions and other encumbrances incurred in the ordinary course of business that do not, in any case, materially detract from the value or the use of the property subject thereto, (v) statutory landlords’ liens and liens granted to landlords under any lease, (vi) non-exclusive licenses to Intellectual Property granted in the ordinary course of business or (vii) any Liens which are disclosed on the Company Balance Sheet (in the case of Liens applicable to the Company or any of its Subsidiaries) or the Parent Balance Sheet (in the case of Liens applicable to Parent or any of its Subsidiaries) or the notes thereto or (viii) any Liens that are not material to the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, taken as a whole.

“Person” means any individual, corporation, partnership, limited liability company, association, bank, savings association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality of such government or political subdivision.

“Proceeding” means any legal, administrative, arbitral or other proceeding (including disciplinary proceeding), claim, suit, action or governmental or regulatory investigation or inquiry of any nature.

“Regulatory Documents” means, with respect to a Person, all Filings (including the current Form ADV of the Company, Parent or any of their respective Affiliates, as applicable, the current Form BD(s) of the Company Broker-Dealer Subsidiary or the Parent Broker-Dealer Subsidiary, as applicable, and the current Form 7-R of the FCM Subsidiary or the Parent FCM Subsidiary, as applicable), together with any amendments required to be made with respect thereto, filed, or required to be filed, by such Person with any applicable Governmental Authority pursuant to Applicable Law, including the Securities Laws or the applicable rules and regulations of any Governmental Authority.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Securities Exchange Act” means the Securities Exchange Act of 1934.

“Securities Laws” means the Securities Act, the Securities Exchange Act, the Investment Company Act, the Investment Advisers Act, state “blue sky,” securities and investment advisory laws, all applicable foreign securities laws and, in each case, the rules of each applicable Self-Regulatory Organization relating to securities.

“Self-Regulatory Organization” means a self-regulatory organization, including any “self-regulatory organization” as such term is defined in Section 3(a)(26) of the Securities Exchange Act, any “self-regulatory organization” as such term is defined in CFTC Rule 1.3, and any other U.S. or non-U.S. securities exchange, futures exchange, futures association, commodities exchange, clearinghouse or clearing organization.

“Similar Law” means any law similar to Title I of ERISA or Section 4975 of the Code.

“Software” means all (i) computer programs and other software including any and all software implementations of algorithms, models and, methodologies, assemblers, applets, compilers, development tools, design tools and user interfaces, whether in source code or object code form, (ii) databases and compilations, including all data and collections of data, whether machine readable or otherwise, and (iii) updates, upgrades, modifications, improvements, enhancements, derivative works, new versions, new releases and corrections to or based on any of the foregoing.

“Subsidiary” means, when used with reference to a Person, (A) any other Person of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other governing body or Persons performing similar functions, or more than 50% of the outstanding voting securities of which, are owned, directly or indirectly, by such first Person or (B) any other Person with respect to which such first Person controls the management; provided that, when “Subsidiary” is used with reference to the Company or any of its Subsidiaries, it shall also be deemed to include any “subsidiary” as defined under Section 10(a)(1)(G) of HOLA. For purposes of this Agreement, a Subsidiary shall be considered a “wholly owned Subsidiary” of a Person as long as such Person directly or indirectly owns all of the securities or other ownership interests (excluding any securities or other ownership interests held by an individual director or officer required to hold such securities or other ownership interests pursuant to Applicable Law) of such Subsidiary.

“Tax” means any income, gross receipts, franchise, sales, use, ad valorem, property, payroll, withholding, excise, severance, transfer, employment, estimated, alternative or add-on minimum, value added, stamp, occupation, premium, environmental or windfall profits taxes, and any other taxes, charges, fees, levies, imposts, duties, licenses or other assessments, together with any interest, penalties, additions to tax or other additional amounts with respect to any of the foregoing (including penalties for failure to file or late filing of any tax return, report or other filing, and any interest in respect of such penalties, additions to tax or other additional amounts) imposed by any federal, state, local, non-U.S. or other Taxing Authority.

“Tax Return” means any report, return, document, statement, declaration or other information or filing filed or required to be filed with any Taxing Authority with respect to Taxes, including information returns, claims for refunds, any documents with respect to or accompanying payments of estimated Taxes or any documents with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Tax Sharing Agreement” means any existing agreement binding any Person that provides for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, losses, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability, other than agreements entered into in the ordinary course of business that do not have as a principal purpose addressing Tax matters.

“Taxing Authority” means any Governmental Authority responsible for the imposition or collection of any Tax.

“Third Party” means any Person or Group, other than the Company, Parent, any of their respective Affiliates or the Representatives of any such Persons acting in such capacity.

“Transactions” means the transactions contemplated by this Agreement (including the Merger).

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“U.S. Plan” means any Employee Plan that covers Company Service Providers or Parent Service Providers located primarily within the U.S.

“WARN” means the Worker Adjustment and Retraining Notification Act and any comparable foreign, state or local law.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Affected Employees	7.04(a)
Agreement	Preamble
Alternate Company Acquisition Agreement	6.03(i)
Anti-Money Laundering Laws	4.14(a)
Bankruptcy and Equity Exceptions	4.02(a)
BD Compliance Policies	4.18(f)
Burdensome Condition	8.01(c)
Cash Sweep Program	4.18(i)
Certificate	2.04(a)
Certificate of Merger	2.02(a)
Closing	2.01
Closing Date	2.01
Collection Expenses	10.03(d)
Common Merger Consideration	2.03(i)
Common Stock Certificates	2.04(a)
Company	Preamble
Company Acquisition Proposal	10.03(a)(ii)
Company Adverse Recommendation Change	6.03(a)
Company Approval Time	6.03(b)
Company Board Recommendation	4.02(b)
Company Credit Agreement	8.12
Company Debt	8.12
Company Director Deferred RSU Award	2.05(d)(ii)
Company Director Deferred RSU Award Consideration	2.05(d)(ii)
Company Director Restricted Stock Award	2.05(d)(i)
Company Governmental Authorizations	4.03
Company Indemnified Parties	7.03(a)
Company Intervening Event	6.03(g)
Company Material Contract	4.20(a)
Company Notes	6.05
Company Organizational Documents	4.01
Company Permits	4.13(a)
Company PSU Award	2.05(c)
Company PSU Award Consideration	2.05(c)
Company Registered IP	4.24(a)
Company Regulatory Agreement	4.14(j)
Company RSU Award	2.05(b)
Company RSU Award Consideration	2.05(b)
Company SEC Documents	4.07(b)
Company Securities	4.05(a)
Company Stockholder Approval	4.02(a)
Company Stockholder Meeting	8.03(a)
Company Subsidiary Credit Agreement	8.12
Company Subsidiary Securities	4.06(b)
Company Superior Proposal	6.03(f)

Company Superior Proposal Termination	6.03(b)
Company Termination Fee	10.03(a)(ii)
Confidentiality Agreement	6.02(a)
Delaware Law	2.02(a)
DER	2.05(b)
DTCC Notifications	8.01(g)
Effective Time	2.02(a)
e-mail	11.01
End Date	10.01(b)(i)
ESPP	7.04(f)
Exchange Agent	2.04(a)
Exchange Fund	2.04(a)
Exchange Ratio	2.03(i)
Excluded Shares	2.03(i)
Existing Indebtedness Payoff Amount	8.12
FCM Compliance Policies	4.19(f)
Indenture	6.05
internal controls	4.07(g)
Lease	4.25
Merger	2.02(b)
Merger Consideration	2.03(iii)
Merger Sub	Preamble
Mergers	Recitals
New Parent Replacement Series A Preferred Stock	2.03(ii)
New Parent Replacement Series B Preferred Stock	2.03(iii)
Other Regulatory Notifications	8.01(i)
Parent	Preamble
Parent BD Compliance Policies	5.17(f)
Parent Director Deferred RSU Awards	5.05(a)
Parent Equity Awards	5.05(a)
Parent FCM Compliance Policies	5.18(f)
Parent Governmental Authorizations	5.03
Parent Material Contract	5.19
Parent Organizational Documents	5.01
Parent Permits	5.13(a)
Parent Preferred Stock	5.05(a)
Parent PSU Awards	5.05(a)
Parent Qualified Plan	7.04(e)
Parent Registered IP	5.23(a)
Parent Regulatory Agreement	5.14(i)
Parent RSU Awards	5.05(a)
Parent SEC Documents	5.07(b)
Parent Securities	5.05(a)
Parent Stock Options	5.05(a)
Parent Subsidiary Securities	5.06(b)
Premium Cap	7.03(b)
principal executive officer	4.07(f)
principal financial officer	4.07(f)
Proxy Statement/Prospectus	8.02(a)
QPAM Exemption	4.14(g)
Registration Statement	8.02(a)

Regulation S-K	4.11
Regulation S-X	6.01(m)
Regulatory Agencies	4.07(a)
Related Party	4.20(a)(xi)
Related Party Contract	4.20(a)(xi)
Release	8.04
Representatives	6.03(a)
Reverse Termination Fee	10.03(b)
Sanctions	4.14(d)
Second Merger	Recitals
Second Surviving LLC	Recitals
Series A Preferred Merger Consideration	2.03(ii)
Series A Preferred Stock Certificates	2.04(a)
Series B Preferred Merger Consideration	2.03(iii)
Series B Preferred Stock Certificates	2.04(a)
Surviving Corporation	2.02(b)
Transaction Litigation	8.07
Transition Team	6.04(a)
Uncertificated Common Shares	2.04(a)
Uncertificated Series A Preferred Shares	2.04(a)
Uncertificated Series B Preferred Shares	2.04(a)
Uncertificated Shares	2.04(a)

Section 1.02. Other Definitional and Interpretative Provisions. The following rules of interpretation shall apply to this Agreement: (i) the words “hereof,” “hereby,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the table of contents and captions in this Agreement are included for convenience of reference only and shall be ignored in the construction or interpretation hereof; (iii) references to Articles, Sections and Exhibits are to Articles, Sections and Exhibits of this Agreement unless otherwise specified; (iv) all Exhibits and schedules annexed to this Agreement or referred to in this Agreement, including the Company Disclosure Schedule and the Parent Disclosure Schedule, are hereby incorporated in and made a part of this Agreement as if set forth in full in this Agreement; (v) any capitalized term used in any Exhibit, the Company Disclosure Schedule or the Parent Disclosure Schedule but not otherwise defined therein shall have the meaning set forth in this Agreement; (vi) any singular term in this Agreement shall be deemed to include the plural, and any plural term shall be deemed to include the singular, and references to any gender shall include all genders; (vii) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import; (viii) “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including by electronic media) in a visible form; (ix) references to any Applicable Law shall be deemed to refer to such Applicable Law as amended or supplemented from time to time and to any rules, regulations and interpretations promulgated thereunder; (x) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any Contract listed on any schedule hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule; (xi) references to any Person include the successors and permitted assigns of that Person; (xii) references to “from” or “through” any date mean, unless otherwise specified, “from and including” or “through and including,” respectively; (xiii) references to “dollars” and “$” means U.S. dollars; (xiv) the term “made available” and words of similar import mean that the relevant documents, instruments or materials were (A) posted and made available prior to the date hereof by the Company on the Merrill Data Site / Eagle 20 due diligence data site maintained by the Company, (B) provided via electronic mail or in person prior to the date hereof, or (C) filed with or furnished to the SEC and publicly available on the SEC’s EDGAR reporting system prior to the date hereof; (xv) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if”; and (xvi) the parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE 2
Closing; Merger

Section 2.01. Closing. The closing of the Merger (the “Closing”) shall take place in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, 10017 at 10:00 a.m., Eastern time, on the third (3rd) Business Day after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of such conditions by the party or parties entitled to the benefit thereof at the Closing) have been satisfied or, to the extent permitted by Applicable Law, waived by the party or parties entitled to the benefit thereof, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree (the date on which the Closing occurs, the “Closing Date”).

Section 2.02. The Merger. (a) At the Closing, the Company shall file a certificate of merger (the “Certificate of Merger”) with the Delaware Secretary of State and make all other filings or recordings required by the General Corporation Law of the State of Delaware (the “Delaware Law”) in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the Certificate of Merger is duly filed with the Delaware Secretary of State (or at such later time as Parent and the Company shall agree and is specified in the Certificate of Merger).

(b) At the Effective Time, Merger Sub shall be merged (the “Merger”) with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger Sub shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent.

(c) From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub, all as provided under the Delaware Law.

Section 2.03. Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the holders of the Company Stock or any other Person:

(i) each share of Company Common Stock outstanding immediately prior to the Effective Time (other than shares of Company Common Stock to be cancelled pursuant to Section 2.03(iv) (the “Excluded Shares”)) shall, subject to Section 2.07, be converted into the right to receive 1.0432 shares (the “Exchange Ratio”) of Parent Common Stock (the “Common Merger Consideration”);

(ii) each share of Company Series A Preferred Stock outstanding immediately prior to the Effective Time (other than, if applicable, each share of Company Series A Preferred Stock held immediately prior to the Effective Time by the Company as treasury stock or by Parent (other than any such shares held by Parent that are Fiduciary Shares)) shall be converted into the right to receive one share of a newly created series of preferred stock of Parent having the terms set forth in Annex I hereto (the “Series A Preferred Merger Consideration” and all shares of such newly created series, the “New Parent Replacement Series A Preferred Stock”); provided that Parent shall ensure that shares of the New Parent Replacement Series A Preferred Stock shall have such rights, preferences, privileges and voting powers, and limitations and restrictions, that, taken as a whole, shall not be materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Company Series A Preferred Stock, taken as a whole;

(iii) each share of Company Series B Preferred Stock outstanding immediately prior to the Effective Time (other than, if applicable, each share of Company Series B Preferred Stock held immediately prior to the Effective Time by the Company as treasury stock or by Parent (other than any such shares held by Parent that are Fiduciary Shares)) shall be converted into the right to receive one share of a newly created series of preferred stock of Parent having the terms set forth in Annex II hereto (the “Series B Preferred Merger Consideration” and all shares of such newly created series, the “New Parent Replacement Series B Preferred Stock,” and each of the Common Merger Consideration, the Series A Preferred Merger Consideration and the Series B Preferred Merger Consideration, as applicable, the “Merger Consideration”); provided that Parent shall ensure that shares of the New Parent Replacement Series B Preferred Stock shall have such rights, preferences, privileges and voting powers, and limitations and restrictions, that, taken as a whole, shall not be materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the Company Series B Preferred Stock, taken as a whole;

(iv) each share of Company Stock held immediately prior to the Effective Time by the Company as treasury stock or by Parent (other than any such shares held by Parent that are Fiduciary Shares) shall be cancelled, and no consideration shall be paid with respect thereto;

(v) each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation; and

(vi) all outstanding shares of Company Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each share of Company Stock that was outstanding immediately prior to the Effective Time shall thereafter represent only the right to receive the applicable Merger Consideration, any dividends or other distributions pursuant to Section 2.04(f) and any cash in lieu of any fractional shares of Parent Common Stock pursuant to Section 2.07, in each case to be issued or paid in accordance with Section 2.04, without interest, as applicable.

Section 2.04. Surrender and Payment. (a) Prior to the Effective Time, Parent shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) and enter into an exchange agent agreement with the Exchange Agent for the purpose of exchanging (in each case, other than Excluded Shares) (i) for the Common Merger Consideration (A) certificates representing shares of Company Common Stock (the “Common Stock Certificates”) or (B) uncertificated shares of Company Common Stock which immediately prior to the Effective Time were registered to a holder on the stock transfer books of the Company (the “Uncertificated Common Shares”), (ii) for the Series A Preferred Merger Consideration (A) certificates representing shares of Company Series A Preferred Stock (the “Series A Preferred Stock Certificates”) or (B) uncertificated shares of Company Series A Preferred Stock which immediately prior to the Effective Time were registered to a holder on the stock transfer books of the Company (the “Uncertificated Series A Preferred Shares”), and (iii) for the Series B Preferred Merger Consideration (A) certificates representing shares of Company Series B Preferred Stock (the “Series B Preferred Stock Certificates” and each of the Common Stock Certificates, Series A Preferred Stock Certificates and Series B Preferred Stock Certificates, a “Certificate”) or (B) uncertificated shares of Company Series B Preferred Stock which immediately prior to the Effective Time were registered to a holder on the stock transfer books of the Company (the “Uncertificated Series B Preferred Shares” and each of the Uncertificated Common Shares, the Uncertificated Series A Preferred Shares and the Uncertificated Series B Preferred Shares, the “Uncertificated Shares”). At or prior to the Effective Time, Parent shall deposit with the Exchange Agent, (i) for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Section 2.04 through the Exchange Agent, evidence of shares in book-entry form representing the shares of Parent Common Stock issuable pursuant to Section 2.03(i) in exchange for outstanding shares of Company Common Stock, (ii) for the benefit of the holders of shares of Company Series A Preferred Stock, for exchange in accordance with this Section 2.04 through the Exchange Agent, evidence of shares in book-entry form representing the shares of New Parent Replacement Series A Preferred Stock issuable pursuant to Section 2.03(ii) in exchange for outstanding shares of Company Series A Preferred Stock, and (iii) for the benefit of the holders of shares of Company Series B Preferred Stock, for exchange in accordance with this Section 2.04 through the Exchange Agent, evidence of shares in book-entry form representing the shares of New Parent Replacement Series B Preferred Stock issuable pursuant to Section 2.03(iii) in exchange for outstanding shares of Company Series B Preferred Stock. Parent agrees to make promptly available, directly or indirectly, to the Exchange Agent from time to time as needed additional cash sufficient to pay any dividends or other distributions to which holders of Company Stock are entitled pursuant to Section 2.04(f) and cash in lieu of any fractional shares of Parent Common Stock to which such holders are entitled pursuant to Section 2.07. Promptly after the Effective Time and in any event within three (3) Business Days after the Closing Date, Parent shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Common Stock represented by a Certificate at the Effective Time a letter of transmittal and instructions (which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent and which shall otherwise be in customary form and shall include customary provisions with respect to delivery of an “agent’s message” regarding the book-entry transfer of Uncertificated Shares) for use in such exchange. All evidence of shares in book-entry form and cash deposited with the Exchange Agent pursuant to this Section 2.04 shall be referred to in this Agreement as the “Exchange Fund.” Parent shall cause the Exchange Agent to deliver the Merger Consideration contemplated to be issued or paid pursuant to this Article 2 out of the Exchange Fund in accordance herewith. The Exchange Fund shall not be used for any other purpose. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided that no such investment or losses thereon shall affect the dividends or other distributions to which holders of Company Common Stock are entitled pursuant to Section 2.04(f) or cash in lieu of fractional interests to which holders of Company Common Stock are entitled pursuant to Section 2.07. Any interest and other income resulting from such investments shall be the property of, and paid to, Parent upon termination of the Exchange Fund.

(b) Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, in respect of each share of Company Stock represented by such Certificate or Uncertificated Share (A) the applicable Merger Consideration and (B) any cash in lieu of any fractional shares of Parent Common Stock and any dividends and distributions with respect thereto as contemplated by Section 2.07 and Section 2.04(f), as applicable). The shares of Parent Common Stock, New Parent Replacement Series A Preferred Stock and New Parent Replacement Series B Preferred Stock constituting part of such Merger Consideration shall, at Parent’s option, be in uncertificated book-entry form, unless a physical certificate is required under Applicable Law.

(c) If any portion of the Merger Consideration (or cash in lieu of any fractional shares of Parent Common Stock or any dividends and distributions with respect thereto contemplated by Section 2.07 or Section 2.04(f), as applicable) is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or similar Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such transfer or similar Taxes have been paid or are not payable.

(d) From and after the Effective Time, there shall be no further registration of transfers of shares of Company Stock on the records of the Company. If, after the Effective Time, Certificates or Uncertificated Shares are presented to Parent, the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged for the applicable Merger Consideration (and cash in lieu of any fractional shares of Parent Common Stock and any dividends and distributions with respect to the Merger Consideration as contemplated by Section 2.07 and Section 2.04(f), as applicable) with respect thereto in accordance with the procedures set forth in, or as otherwise contemplated by, this Article 2.

(e) Any portion of the Exchange Fund that remains unclaimed by the holders of shares of Company Stock twelve (12) months following the Closing Date shall be delivered to Parent or as otherwise instructed by Parent, upon demand, and any such holder who has not exchanged shares of Company Stock for the applicable Merger Consideration in accordance with this Section 2.04 prior to such time shall thereafter look only to Parent for payment of such Merger Consideration (and cash in lieu of any fractional shares of Parent Common Stock and any dividends and distributions with respect thereto as contemplated by Section 2.07 and Section 2.04(f), as applicable), without any interest thereon. Notwithstanding the foregoing, Parent and its Subsidiaries (including, after the Closing, the Surviving Corporation and its Subsidiaries) shall not be liable to any holder of shares of Company Stock for any amounts properly paid to a public official in compliance with applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Stock immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f) Following the surrender of any Certificates or the transfer of any Uncertificated Shares as provided in this Section 2.04, and in any event within two (2) Business Days of such surrender or transfer, the Exchange Agent shall promptly pay, or cause to be paid, without interest, to the Person in whose name the shares of Parent Common Stock constituting the Common Merger Consideration have been registered, (i) in connection with the payment of the Common Merger Consideration, (x) the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 2.07, as applicable, and (y) the aggregate amount of all dividends or other distributions payable with respect to such shares of Parent Common Stock with a record date on or after the Effective Time that were paid prior to the time of such surrender or transfer, and (ii) at the appropriate payment date after the payment of the Common Merger Consideration, the amount of all dividends or other distributions payable with respect to whole shares of Parent Common Stock constituting the Common Merger Consideration with a record date on or after the Effective Time and prior to the time of such surrender or transfer and with a payment date subsequent to the time of such surrender or transfer. No dividends or other distributions with respect to shares of Parent Common Stock constituting the Common Merger Consideration, and no cash payment in lieu of fractional shares pursuant to Section 2.07, as applicable, shall be paid to the holder of any Certificates not surrendered or of any Uncertificated Shares not transferred until such Certificates or Uncertificated Shares are surrendered or transferred, as the case may be, as provided in this Section 2.04.

(g) The payment of any transfer, documentary, sales, use, stamp, registration, value added and other Taxes and fees (including any penalties and interest) incurred solely by a holder of Company Stock in connection with the Merger, and the filing of any related Tax Returns and other documentation with respect to such Taxes and fees, shall be the sole responsibility of such holder.

Section 2.05. Company Equity Awards. (a) [Intentionally Omitted]

(b) Company Restricted Stock Units. At the Effective Time, each restricted stock unit award with respect to shares of Company Common Stock that is outstanding under any Company Stock Plan (other than the Company Director Deferred RSU Awards) as of immediately prior to the Effective Time that is eligible to vest solely based on the continued service (each, a “Company RSU Award”), whether vested or unvested, shall vest (if unvested) and be cancelled and converted into the right to receive the Common Merger Consideration in accordance with Section 2.03, as if such Company RSU Award (including any shares of Company Common Stock in respect of dividend equivalent units credited thereon (each such credited share, a “DER”)) had been settled in shares of Company Common Stock immediately prior to the Effective Time (the “Company RSU Award Consideration”).

(c) Company Performance-Based Restricted Stock Units. At the Effective Time, each restricted stock unit award with respect to shares of Company Common Stock that is outstanding under any Company Stock Plan as of immediately prior to the Effective Time that is eligible to vest based on the achievement of performance goals (each, a “Company PSU Award”), whether vested or unvested, shall vest (if unvested) as set forth in the following sentence and be cancelled and converted into the right to receive the Common Merger Consideration in accordance with Section 2.03, as if such Company PSU Award (including any DERs credited thereon) had been settled in shares of Company Common Stock immediately prior to the Effective Time (the “Company PSU Award Consideration”). With respect to any performance periods that are completed on or before the Effective Time, a Company PSU Award shall vest at the greater of the target or actual level of performance, as determined by the Company’s Board of Directors or a committee thereof prior to the Effective Time. With respect to any performance periods that are not completed on or before the Effective Time, a Company PSU Award shall vest at the target level of performance.

(d) Company Director Restricted Stock and Deferred Restricted Stock Units. At the Effective Time:

(i) each outstanding restricted stock award made to the Company’s directors with respect to shares of Company Common Stock outstanding as of immediately prior to the Effective Time (each, a “Company Director Restricted Stock Award”) shall be cancelled and converted into the right to receive the Common Merger Consideration in accordance with Section 2.03.

(ii) each deferred restricted stock unit award made to the Company’s directors with respect to shares of Company Common Stock outstanding as of immediately prior to the Effective Time (each, a “Company Director Deferred RSU Award”), whether vested or unvested, shall vest (if unvested) and be cancelled and converted into the right to receive the Common Merger Consideration in accordance with Section 2.03, as if such Company Director Deferred RSU Award (including any DERs credited thereon) had been settled in shares of Company Common Stock immediately prior to the Effective Time (the “Company Director Deferred RSU Award Consideration”).

(e) Delivery of Company Equity Award Consideration; Withholding; Section 409A. Parent shall cause the Surviving Corporation to pay through the payroll system of the Surviving Corporation (to the extent applicable) to each holder of a Company Equity Award the Company RSU Award Consideration, Company PSU Award Consideration, and Company Director Deferred RSU Award Consideration, as applicable, less any required withholding Taxes and without interest, no later than the first payroll date of the Surviving Corporation following the Effective Time; provided, that any such withholding Taxes required to be paid by or collected on behalf of such holder shall be satisfied by retaining a number of shares of Parent Common Stock having a fair market value (determined by reference to the closing price of a share of Parent Common Stock on the Closing Date) equal to the minimum statutory amount required to be withheld. Notwithstanding anything herein to the contrary, with respect to any Company Equity Award that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that the Company determines prior to the Effective Time is not eligible to be terminated in accordance with Treasury Regulation Section 1.409A-3(j)(4)(ix)(B), such payment will be made at the earliest time permitted under the applicable Company Equity Plan that will not trigger a Tax or penalty under Section 409A of the Code.

(f) Board Actions. Prior to the Effective Time, the Board of Directors of the Company (and/or the Compensation Committee of the Board of Directors of the Company) and the Board of Directors of Parent (and/or the Compensation Management Development and Succession Committee of the Board of Directors of Parent) shall adopt such resolutions as are necessary to give effect to the transactions contemplated by this Section 2.05.

Section 2.06. Adjustments. Without limiting or affecting any of the provisions of Section 6.01 or Section 7.01 (or any corresponding sections of the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable), if, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company or Parent shall occur as a result of any reclassification, recapitalization, stock split (including reverse stock split), merger, combination, exchange or readjustment of shares, subdivision or other similar transaction or event, or any stock dividend thereon with a record date during such period (but, for the avoidance of doubt, excluding any change that results from (i) the exercise of stock options or other equity awards to purchase shares of Parent Common Stock or Company Stock or the settlement of restricted stock, restricted stock units or performance units of Parent or the Company or (ii) the grant of equity-based compensation to directors or employees of Parent or the Company), the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to eliminate the effect of such event on the Merger Consideration or any such other amounts payable pursuant to this Agreement, as applicable.

Section 2.07. Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no fractional shares of Parent Stock shall be issued in the Merger. All fractional shares of Parent Stock that a holder of shares of Company Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated and, if a fractional share results from such aggregation, such holder shall be entitled to receive, in lieu thereof, an amount in cash, without interest, determined by multiplying the fraction of the applicable share of Parent Stock to which such holder would otherwise have been entitled by the closing price of such applicable share of Parent Stock on the NYSE on the last trading day preceding the Closing Date.

Section 2.08. Withholding Rights. Notwithstanding any provision contained herein to the contrary, but subject to Section 2.05(e), each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of any Applicable Law, including federal, state, local or non-U.S. Tax law; provided, however, that Parent shall use its reasonable best efforts to provide the Company with written notice prior to any such withholding (other than in the case of any “backup withholding” pursuant to Section 3406 of the Code and the corresponding Treasury Regulations) and will reasonably cooperate with the Company’s efforts to reduce or eliminate such withholding. If the Exchange Agent, Parent or the Surviving Corporation, as the case may be, so deducts and withholds any such amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Exchange Agent, Parent or the Surviving Corporation, as the case may be, made such deduction and withholding. The Exchange Agent, Parent or the Surviving Corporation, as applicable, shall pay, or shall cause to be paid, all amounts so deducted or withheld to the appropriate Taxing Authority within the period required under Applicable Law.

Section 2.09. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a customary bond issued for a lost, stolen or destroyed Certificate, in such amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against the Surviving Corporation with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.

Section 2.10. Further Assurances. From and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company, any of its Subsidiaries or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company, any of its Subsidiaries or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE 3
Organizational Documents; Directors and Officers

Section 3.01. Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time and by virtue of the Merger, the certificate of incorporation of the Company shall be amended so that it reads in its entirety as set forth on Exhibit A hereto. From and after the Effective Time, the certificate of incorporation of the Company as so amended shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by Applicable Law. The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation from and after the Effective Time until thereafter amended as provided therein, in the certificate of incorporation of the Surviving Corporation or by Applicable Law, except that the name of the corporation reflected therein shall be “E*TRADE FINANCIAL CORPORATION.”

Section 3.02. Directors and Officers of the Surviving Corporation. From and after the Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

Section 3.03. Board of Parent. Parent shall take all actions permitted by Applicable Law and the rules of any applicable stock exchange so that, effective as of the Closing, one individual from the Company’s Board of Directors designated by the Company prior to the Closing, and reasonably acceptable to Parent, shall become a director on the Board of Directors of Parent (for the avoidance of doubt, until his or her successor is duly elected or appointed and qualified in accordance with Applicable Law).

ARTICLE 4
Representations and Warranties of the Company

Subject to Section 11.05, except (i) other than with respect to the representations and warranties in Section 4.01, Section 4.02, Section 4.05, Section 4.06(b), Section 4.27, Section 4.28, Section 4.29 and Section 4.30, as disclosed in (A) any publicly available Company SEC Document filed after January 1, 2019 and prior to the date hereof or (B) the Draft Company 10-K or (ii) as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Sub as of the date hereof and as of the Closing (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date) that:

Section 4.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, is a savings and loan holding company within the meaning of HOLA and is duly registered with the Federal Reserve Board. The Company has all corporate powers required to own or lease all of its properties or assets and to carry on its business as now conducted. The Company is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement (the “Company Organizational Documents”).

Section 4.02. Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions are within the corporate powers of the Company and, except for the Company Stockholder Approval required in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock approving and adopting this

Agreement (the “Company Stockholder Approval”). This Agreement has been duly executed and delivered by the Company and (assuming due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity) (collectively, the “Bankruptcy and Equity Exceptions”)).

(b) At a meeting duly called and held, the Board of Directors of the Company has (i) unanimously determined that this Agreement and the Transactions are fair to and in the best interests of the Company’s stockholders, (ii) approved, adopted and declared advisable this Agreement and the Transactions, (iii) directed that the approval of the Merger and approval and adoption of this Agreement be submitted to a vote at a meeting of the Company’s stockholders, and (iv) recommended approval and adoption of this Agreement (including the Merger) by the Company’s stockholders (such recommendation, the “Company Board Recommendation”). Except as permitted by Section 6.03, the Board of Directors of the Company has not subsequently rescinded, modified or withdrawn any of the foregoing resolutions.

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement, and the consummation of the Transactions, require no action by or in respect of, Consents of, or Filings with, any Governmental Authority other than (i) the filing of each of the Certificate of Merger with the Delaware Secretary of State, and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and any other Antitrust Laws, (iii) compliance with any applicable requirements of the Securities Act, the Securities Exchange Act and any other applicable U.S. state or federal securities laws or pursuant to the listing requirements of NASDAQ or NYSE, (iv) the filing by Parent of any required Filings with the Federal Reserve Board under the BHC Act and approval of such Filings, (v) the filing by Parent of any required Filings with the OCC, and approval of such Filings, (vi) the filing of a FINRA Application relating to the Transactions by the Company Broker-Dealer Subsidiary and FINRA’s approval thereof, (vii) the submission of the DTCC Notifications, (viii) the submission of the Other Regulatory Notifications, (ix) the Consents set forth in Section 4.03 of the Company Disclosure Schedule, and (x) any other actions, Consents or Filings the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (clauses (i) – (x), collectively “Company Governmental Authorizations”).

Section 4.04. Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Company Organizational Documents, (ii) assuming compliance with the matters referred to in Section 4.03 and receipt of the Company Stockholder Approval, contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 4.03 and receipt of the Company Stockholder Approval, require any Consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, give rise to a payment obligation or other liability under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under, any provision of any Contract binding upon the Company or any of its Subsidiaries, any governmental Consents (including Consents required by Contract) affecting, or relating in any way to, the Company or any of its Subsidiaries or any of its or their respective assets or businesses or any Company Permit or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05. Capitalization. (a) The authorized capital stock of the Company consists of (i) 400,000,000 shares of Company Common Stock and (ii) 1,000,000 shares of Company Preferred Stock. As of February 18, 2020, there were outstanding (i) 221,168,310 shares of Company Common Stock (none of which is restricted or subject to vesting conditions or is treasury stock or is owned by the Company or any of its Subsidiaries (other than any Fiduciary Shares)), (ii) 403,000 shares of Company Preferred Stock, of which 400,000 shares are Company Series A Preferred Stock and 3,000 shares are Company Series B Preferred Stock, (iii) no stock options to purchase shares of Company Common Stock, (iv) 1,951,139.92 shares of Company Common Stock subject to outstanding Company RSU Awards, (v) 312,593.08 shares of Company Common Stock subject to outstanding Company PSU Awards, determined assuming target performance levels were achieved, (vi) 18,916 shares of Company Common Stock subject to outstanding

Company Director Restricted Stock Awards, (vii) 99,201 shares of Company Common Stock subject to outstanding Company Director Deferred RSU Awards and (viii) 6,477,720.8419 additional shares of Company Common Stock were reserved for issuance pursuant to the grant of future awards under the Company Stock Plans. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any employee stock option or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth in this Section 4.05(a) and for changes since February 18, 2020 resulting from (A) the vesting and settlement of any Company RSU Awards, Company PSU Awards, Company Director Restricted Stock Awards and Company Director Deferred RSU Awards, and (B) the issuance of Company Equity Awards, in each case as and to the extent permitted by Section 6.01, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of, or other ownership interest in, the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities of, or other ownership interests in, the Company, (iii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for capital stock or other voting securities of, or other ownership interests in, the Company, or (iv) restricted shares, stock appreciation rights, performance shares or units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or other ownership interests in, the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”).

(b) All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any equity compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. Within ten (10) Business Days of the date of this Agreement, the Company will provide to Parent a true and complete list of all outstanding Company Equity Awards as of February 19, 2020, including with respect to each such equity award, the holder, date of grant, the vesting schedule, whether the award is in respect of a former Company Service Provider and the date on which such former Company Service Provider terminated their service with the Company, whether subject to performance conditions, number of shares of Company Common Stock subject to such award (assuming maximum performance levels were achieved, if applicable), and the amount of any accrued but unpaid dividend equivalent rights relating to such award. Five (5) Business Days prior to the Closing Date, the Company shall provide Parent with an updated version of the true and complete list referenced in the foregoing sentence, updated as of such date. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities.

(c) There are no shareholders agreements, voting trusts, registration rights agreements or other similar Contracts to which the Company or any Subsidiary of the Company is a party with respect to any Company Securities.

Section 4.06. Subsidiaries. (a) Each Subsidiary of the Company is a corporation or other entity duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and has all corporate or other organizational powers, as applicable, required to carry on its business as now conducted, except for those jurisdictions where failure to be so organized, validly existing and in good standing or to have such power has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 4.06 of the Company Disclosure Schedule sets forth a true and complete list of each Significant Subsidiary (as defined in Rule 1-02(a) of Regulation S-X) of the Company as of the date of this Agreement, and its jurisdiction of incorporation or organization.

(b) All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any Lien and other free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or other ownership interests) (other than restrictions arising under applicable Securities Laws). There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities of, or other ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or other ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities of, or other ownership interests in, any Subsidiary of the Company, or (iii) restricted shares, stock appreciation rights, performance shares or units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or other ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”), other than Company Subsidiary Securities directly or indirectly owned by the Company or any of its wholly owned Subsidiaries. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Subsidiary Securities, or to make any material investment in any other Person.

(c) Except for the capital stock or other voting securities of, or other ownership interests in, Subsidiaries of the Company and publicly traded securities held for investment which do not exceed 5% of the outstanding securities of any entity, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock or other voting securities of, or other ownership interests in, any Person (other than capital stock or other voting securities of, or other ownership interests in, any Person owned by the Company or any Subsidiary of the Company in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account).

(d) The deposit accounts of each Company Bank Subsidiary is insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by Applicable Law, all premiums and assessments required to be paid in connection therewith have been paid when due and no proceedings for the termination of such insurance are pending or threatened.

Section 4.07. Regulatory Reports, SEC Filings and the Sarbanes-Oxley Act. (a) The Company and each of its Subsidiaries have timely filed with or furnished all material Filings, together with any material amendments, required to be made with respect thereto, that they were required to file or furnish (as applicable) since January 1, 2017 with (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the CFTC, (v) the OCC, (vi) the FDIC, (vii) the CFPB, (viii) any foreign regulatory authority and (ix) any Self-Regulatory Organization (clauses (i) – (ix), collectively “Regulatory Agencies”), including any Filing required to be filed or furnished (as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith.

(b) As of its filing date (and as of the date of any amendment), each Filing filed with or furnished to the SEC by the Company since January 1, 2017 and the Draft Company 10-K (collectively, together with any exhibits and schedules thereto and other information incorporated therein, and as amended from time to time, the “Company SEC Documents”) and filed prior to the date of this Agreement has complied, and each Company SEC Document filed subsequent to the date of this Agreement (assuming, in the case of each of the Registration Statement and the Proxy Statement/Prospectus, that the representation and warranty set forth in Section 5.09 is true and correct) will comply, in all material respects with the applicable requirements of NASDAQ, the Securities Act, the Securities Exchange Act and the Sarbanes-Oxley Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), each Company SEC Document filed prior to the date of this Agreement did not, each Company SEC Document filed subsequent to the date of this Agreement (assuming, in the case of each of the Registration Statement and the Proxy Statement/Prospectus, that the representation and warranty set forth in Section 5.09 is true and correct) will not, and the Draft Company 10-K as of the date hereof does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d) Each Company SEC Document that is a registration statement, as amended or supplemented, as applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(e) The Company is, and since January 1, 2017 has been, in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ.

(f) The Company and its Subsidiaries have established and maintained since January 1, 2017, and continue and maintain, disclosure controls and procedures (as defined in Rule 13a-15 under the Securities Exchange Act). Such disclosure controls and procedures are designed to ensure that all material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Securities Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic and current reports required under the Securities Exchange Act. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(g) The Company and its Subsidiaries have established and maintained since January 1, 2017, and continue and maintain, a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Securities Exchange Act) (“internal controls”). Such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s consolidated financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of such internal controls prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Board of Directors of the Company (x) all significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. The Company has made available to Parent prior to the date of this Agreement a true and complete summary of such disclosure provided to the Company’s auditors and the audit committee of the Board of Directors of the Company since December 31, 2017 through the date of this Agreement.

(h) Since January 1, 2017, each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 and 15d-14 under the Securities Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and NASDAQ, and the statements contained in any such certifications are true and complete.

Section 4.08. Financial Statements and Financial Matters. (a) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents present fairly in all material respects, in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal, recurring and immaterial year-end audit adjustments in the case of any unaudited interim financial statements). Such consolidated financial statements have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries.

(b) From January 1, 2017 to the date of this Agreement, the Company has not received written notice from the SEC or any other Governmental Authority indicating that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC or any other Governmental Authority.

Section 4.09. Disclosure Documents. The information relating to the Company and its Subsidiaries that is, or is to be, provided by the Company, any of its Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement/Prospectus will not (i) in the case of the Registration Statement, at the time the Registration Statement or any amendment or supplement thereto is filed with the SEC, at the time it becomes effective under the Securities Act and at the time of the Company Stockholder Meeting, and (ii) in the case of the Proxy Statement/Prospectus, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact required to be stated therein or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 4.10. Absence of Certain Changes. (a) Since the Company Balance Sheet Date through the date of this Agreement, (i) the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice and (ii) there has not been any event, circumstance, development, change, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Since the Company Balance Sheet Date through the date of this Agreement, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 6.01.

Section 4.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (i) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto, (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date, and (iii) other liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no off-balance sheet arrangements of any type pursuant to any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act (“Regulation S-K”) that have not been so described in the Company SEC Documents.

Section 4.12. Litigation. There is no Proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company, any of its Subsidiaries, any present or former officers, directors or employees of the Company or any of its Subsidiaries in their respective capacities as such, or any of the respective properties of the Company or any of its Subsidiaries, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or Governmental Authority, that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or that in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the Transactions. There is no Order outstanding or threatened against or affecting the Company, any of its Subsidiaries, any present or former officers, directors or employees of the Company or any of its Subsidiaries in their respective capacities as such, or any of the respective properties of any of the Company or any of its Subsidiaries, that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or that would, or would reasonably be expected to, prevent, enjoin, alter or materially delay any of the Transactions.

Section 4.13. Permits. (a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries hold all governmental Consents necessary for the operation of their respective businesses (the “Company Permits”). The Company and each of its Subsidiaries are and since January 1, 2017, have been in compliance with the terms of the Company Permits, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no Proceeding pending, or, to the knowledge of the Company, threatened in writing that seeks, or, to the knowledge of the Company, any existing condition, situation or set of circumstances that would reasonably be expected to result in, the revocation, cancellation, termination, non-renewal or adverse modification of any Company Permit except where such revocation, cancellation, termination, non-renewal or adverse modification has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as set forth on Section 4.13(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any material business, conducts any material operations or engages in any material activities, in each case, outside of the U.S. and its territories.

(c) Section 4.13(c) of the Company Disclosure Schedule sets forth a complete list of all material securities exchange, commodities exchange, boards of trade, clearing organizations and similar organizations in which the Company or any of its Subsidiaries hold memberships or have been granted trading privileges.

Section 4.14. Compliance with Applicable Laws. (a) Each of the Company and its Subsidiaries (i) except as would not be material to the Company and its Subsidiaries, taken as a whole, are, and have been since January 1, 2017, in compliance in all material respects with and not in default or violation of Applicable Laws, including (to the extent applicable to the Company and its Subsidiaries) the BHC Act, HOLA, all Applicable Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Foreign Corrupt Practices Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Investment Advisers Act, the Securities Act, the Securities Exchange Act, ERISA, any regulations promulgated by the CFPB, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, and any other Applicable Law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, the Foreign Corrupt Practices Act of 1977 or any similar Applicable Law, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act and all Applicable Laws relating to the origination, sale and servicing of mortgage and consumer loans, (ii) are, and have been since January 1, 2017, conducting operations at all times in compliance with applicable money laundering laws administered or enforced by any Governmental Authority in jurisdictions where the Company and its Subsidiaries conduct business (collectively, the “Anti-Money Laundering Laws”) and (iii) have established and maintained, since January 1, 2017, a system of internal controls designed to provide compliance by the Company and its Subsidiaries with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws, except where, in the case of clause (ii) or (iii), the failure to so comply has not had and would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

(b) Each of the Company Bank Subsidiaries is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and has had a rating of at least “satisfactory” or better since January 1, 2017.

(c) The Company meets the requirements set forth at 12 C.F.R. § 238.63 to engage in financial holding company activities, is not subject to any limitation on its authority under federal banking laws to engage in such activities, and is not aware of the existence of any facts or circumstances that would reasonably be expected to cause the Company to cease to meet such requirements or to become subject to any such limitation. Neither the Company nor any of its Subsidiaries engage, directly or indirectly (including through the Company Bank Subsidiaries), in any activity, or beneficially own any shares of capital stock or other equity interests in any person, not permitted under the HOLA, the Federal Reserve Board’s Regulation LL or Section 4(k) of the BHC Act (12 U.S.C. § 1843(k)).

(d) Since January 1, 2017, neither the Company nor any of its Subsidiaries has engaged in, or is now engaged in, directly or indirectly, any dealings or transactions with any Person, or in any country or territory, that, at the time of the dealing or transaction, is or was the subject of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (OFAC) or the U.S. Department of State (“Sanctions”).

(e) The Company and its Subsidiaries (i) are, and since January 1, 2017 have been, in material compliance with all applicable Sanctions and export controls laws, (ii) have instituted, maintain and enforce policies and procedures designed to ensure material compliance with all applicable Sanctions and export controls laws. Since January 1, 2017, the Company and its Subsidiaries have not been penalized for or threatened to be charged with, or given notice of any violation of, or, to the knowledge of the Company, been under investigation with respect to, any Sanctions or export controls laws, and no action, suit or proceeding by or before any court or governmental or regulatory agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to Sanctions or export controls laws is pending, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

(f) Neither the Company nor any of its Subsidiaries is a party to any agreement or settlement with any Governmental Authority with respect to any actual or alleged violation of any Applicable Law, except for agreements and settlements that are not material to the Company and its Subsidiaries, taken as a whole.

(g) Neither the Company nor any of its Subsidiaries is precluded from acting as a fiduciary by operation of Section 411 of ERISA. The accounts of each ERISA Client have been managed by the Company or its Subsidiaries in compliance in all material respects with all applicable requirements under ERISA, Section 4975 of the Code and any Similar Law. There is no pending or, to the knowledge of the Company, threatened audit or investigation by the IRS, the Department of Labor or any other Governmental Authority with respect to the Company’s provision of services to any ERISA Clients. Neither the Company nor any of its Subsidiaries has engaged in any non-exempt “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code or violated any Similar Law with respect to any ERISA Client that would reasonably be expected to result in material liability to the Company or any of its Subsidiaries. Neither the Company nor any of its affiliates (as defined in Section VI(d) of Prohibited Transaction Class Exemption 84-14 issued by the Department of Labor (the “QPAM Exemption”)) fails to satisfy the conditions set forth in Part I(g) of the QPAM Exemption. Any revenue-sharing arrangements entered into by the Company or any of its Subsidiaries with respect to assets managed for any ERISA Clients are in compliance with Applicable Law in all material respects.

(h) Subject to Section 11.06, except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of the Company and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of the Company, formal investigation into the business or operations of the Company or any of its Subsidiaries since January 1, 2017, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

(i) Subject to Section 11.06, there (i) is no unresolved violation or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of the Company or any of its Subsidiaries and (ii) have been no inquiries by any Regulatory Agency with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since January 1, 2017, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

(j) Except as would not be material to the Company and its Subsidiaries, taken as a whole, subject to Section 11.06, neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2017, a recipient of any supervisory letter from, or since January 1, 2017, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Authority that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business (each, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), nor have the Company nor any of its Subsidiaries been advised by any Regulatory Agency or other Governmental Agency since January 1, 2017 or have knowledge that such agency is considering issuing, ordering or requesting any Company Regulatory Agreement.

(k) Neither the Company nor any of its Subsidiaries is, nor since January 1, 2017, has been, required to be registered, licensed or qualified as a bank, trust company, commodity trading advisor, commodity pool operator, introducing broker, swap dealer, transfer agent, real estate broker, municipal advisor, insurance company or insurance broker, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.15. [Intentionally Omitted]

Section 4.16. RIA Compliance Matters. (a) The Company RIA Subsidiary is the only Subsidiary of the Company that is a registered investment adviser. Except as would not have a Company Material Adverse Effect, the Company RIA Subsidiary is and has been, (i) at all times required by Applicable Law, duly registered as an investment adviser under the Investment Advisers Act and under all applicable state statutes (if required to be so registered under Applicable Law), and (ii) since January 1, 2017, duly registered and licensed as an investment adviser under all other

Applicable Laws or exempt therefrom. Except for the Company RIA Subsidiary, neither the Company nor any of its Subsidiaries provides Investment Advisory Services in any jurisdiction or is required to be registered under the Investment Advisers Act or any similar law in any jurisdiction.

(b) The Company RIA Subsidiary has designated and approved an appropriate chief compliance officer in accordance with Rule 206(4)-7 under the Investment Advisers Act. The Company RIA Subsidiary has established in compliance with requirements of Applicable Law, and maintained in effect at all times required by Applicable Law since January 1, 2017, (i) written anti-money laundering policies and procedures that incorporate, among other things, a written customer identification program, (ii) a code of ethics and a written policy regarding insider trading and the protection of material non-public information, (iii) written cyber security and identity theft policies and procedures, (iv) written supervisory procedures and a supervisory control system, (v) written policies and procedures designed to protect non-public personal information about customers, clients and other third Parties, (vi) written recordkeeping policies and procedures and (vii) other policies required to be maintained by such Company RIA Subsidiary under Applicable Law, including Rules 204A-1 and 206(4)-7 under the Investment Advisers Act, except, in each case under clauses (i)-(vii), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) With respect to the Company RIA Subsidiary, except as would not reasonably be expected to be, individually or in the aggregate, material to such Company RIA Subsidiary, (i) none of such Company RIA Subsidiary, its control persons, its directors, officers, or employees (other than employees whose functions are solely clerical or ministerial), nor, to the knowledge of the Company, any of such Company RIA Subsidiary’s other “associated persons” (as defined in the Investment Advisers Act) is (A) subject to ineligibility pursuant to Section 203 of the Investment Advisers Act to serve as a registered investment adviser or as an “associated person” of a registered investment adviser, (B) subject to disqualification pursuant to Rule 206(4)-3 under the Investment Advisers Act or (C) subject to disqualification under Rule 506(d) of Regulation D under the Securities Act, unless in the case of clause (A), (B) or (C), such Company RIA Subsidiary or “associated person” has received effective exemptive relief from the SEC with respect to such ineligibility or disqualification, nor (ii) is there any Proceeding pending or, to the knowledge of the Company, threatened in writing by any Governmental Authority that would reasonably be expected to result in the ineligibility or disqualification of such Company RIA Subsidiary, or any of its “associated persons” to serve in such capacities or that would provide a basis for such ineligibility or disqualification which would reasonably be expected to be, individually or in the aggregate, material to the Company.

(d) The Company RIA Subsidiary is, and since January 1, 2017, has been, in compliance with (A) the applicable provisions of the Investment Advisers Act and (B) all other Applicable Laws of the jurisdictions in which such Company RIA Subsidiary acts as an investment adviser, except in each case under the foregoing clauses (A) and (B) for such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no unresolved issues with the SEC with respect to a Company RIA Subsidiary.

(f) As of the date hereof, the Company RIA Subsidiary is not currently subject to, and has not received written notice of, an examination, inspection, investigation or inquiry by a Governmental Authority.

(g) The Company RIA Subsidiary is not prohibited from charging fees to any Person pursuant to Rule 206(4)-5 under the Investment Advisers Act or any similar “pay-to-play” rule or requirement, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.17. Client Agreements. (a) Each Advisory Agreement includes all provisions required by and complies in all respects with the Investment Advisers Act, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No Advisory Client is, to the knowledge of the Company, registered or required to be registered as an investment company under the Investment Company Act. The Company RIA Subsidiary does not sponsor any public or private investment funds.

(b) The Company RIA Subsidiary and each of its Affiliates has complied with all applicable obligations, requirements and conditions of each Advisory Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company RIA Subsidiary does not provide Investment Advisory Services to any Person other than the Advisory Clients. Each Company RIA Subsidiary provides Investment Advisory Services to Advisory Clients solely pursuant to written Advisory Agreements.

Section 4.18. Broker-Dealer Compliance Matters. (a) The Company Broker-Dealer Subsidiary is the only Subsidiary of the Company that is a Broker-Dealer. Since January 1, 2017, the Company Broker-Dealer Subsidiary has been duly registered as a Broker-Dealer with the SEC and each state and other jurisdictions in which it is required to be so registered. The Company Broker-Dealer Subsidiary is, and since January 1, 2017 has been a member in good standing of FINRA and each other Self-Regulatory Organization of which it is required to be a member. Each natural Person whose functions require him or her to be licensed as a representative or principal of, and registered with, the Company Broker-Dealer Subsidiary is registered with FINRA and all applicable states and other jurisdictions, such registrations are not, and since January 1, 2017 have not been, suspended, revoked or rescinded and remain in full force and effect, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, and no such natural Person is registered with more than one Broker-Dealer in any jurisdiction where such multiple registrations would violate any Applicable Law.

(b) Each current Form BD of the Company Broker-Dealer Subsidiary is, and any Form BD of the Company Broker-Dealer Subsidiary filed before the Closing Date will be at the time of filing, in compliance in all material respects with the applicable requirements of the Securities Exchange Act, the rules thereunder and the rules of any Self-Regulatory Organization, as applicable.

(c) Since January 1, 2017, the Regulatory Documents of the Company Broker-Dealer Subsidiary have complied, and have been timely filed, in all material respects with and under Applicable Law and the rules and regulations of the SEC promulgated thereunder and any Self-Regulatory Organization rules applicable to such Regulatory Documents, as in effect at the time the Regulatory Documents were filed.

(d) (i) Neither the Company Broker-Dealer Subsidiary, nor any of its Affiliates, nor any of its “associated persons” (as defined in the Securities Exchange Act) is (A) ineligible pursuant to Section 15(b) of the Securities Exchange Act to serve as a Broker-Dealer or as an “associated person” of a Broker-Dealer, (B) subject to a “statutory disqualification” as defined in Section 3(a)(39) of the Securities Exchange Act, (C) subject to any material disciplinary proceedings or Orders that would be required to be disclosed on Form BD or Forms U-4 or U-5 (and which disciplinary proceedings or Orders are not actually disclosed on such Person’s current Form BD or current Forms U-4 or U-5) to the extent that such Person or its associated persons is required to file such forms, or (D) subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of such Person as broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Section 15, Section 15B or Section 15C of the Securities Exchange Act, and (ii) there is no Proceeding pending or, to the knowledge of the Company, threatened in writing by any Governmental Authority that would reasonably be expected to result in any of the circumstances described in the foregoing clauses (i)(A), (i)(B), (i)(C) and (i)(D).

(e) No fact relating to the Company Broker-Dealer Subsidiary or any “control affiliate” of the Company Broker-Dealer Subsidiary, as defined in Form BD requires any response in the affirmative to any question in Item 11 of Form BD, except to the extent that such facts have been reflected on Form BD of the Company Broker-Dealer Subsidiary, as applicable.

(f) Since January 1, 2017, the Brokerage Services performed by the Company Broker-Dealer Subsidiary have been conducted in compliance with all material requirements of the Securities Exchange Act, the rules and regulations of the SEC, FINRA, and any applicable state securities regulatory authority or Self-Regulatory Organizations, as applicable. The Company Broker-Dealer Subsidiary has established, in compliance with requirements of Applicable Law, and maintained in effect at all times required by Applicable Law since January 1, 2017, written policies and procedures reasonably designed to achieve compliance with the Securities Exchange Act, the SEC rules thereunder, and the rules of each applicable Self-Regulatory Organization (“BD Compliance Policies”), including those required by (i) applicable FINRA rules, including FINRA Rule 3110, 3120 and 3130, (ii) Rule 15c3-5 under the Securities Exchange Act, (iii) anti-money laundering laws, including a written customer identification program in compliance therewith, (iv) privacy laws including policies and procedures with respect to the protection of nonpublic personal information about customers, clients and other Third Parties and (v) identity theft laws, and approved such principals, managers and other supervisors as are required under the aforementioned laws, rules and regulations. All such BD Compliance Policies comply in all material respects with Applicable Laws.

(g) The Company Broker-Dealer Subsidiary currently maintains, and since January 1, 2017 has maintained, “net capital” (as such term is defined in Rule 15c3-1(c)(2) under the Securities Exchange Act) equal to or in excess of the minimum “net capital” required to be maintained by the Company Broker-Dealer Subsidiary, and in an amount sufficient to ensure that it is not required to file a notice under Rule 17a-11 under the Securities Exchange Act.

(h) No Governmental Authority has, since January 1, 2017, formally initiated any administrative proceeding or investigation (other than ordinary course examinations) into the Company Broker-Dealer Subsidiary and the Company Broker-Dealer Subsidiary has not received a written “wells notice,” other written indication of the commencement of an enforcement action from the SEC, FINRA or any other Governmental Authority, or other written notice alleging any material noncompliance with any Applicable Law governing the operations of Broker-Dealers. The Company has no knowledge of any unresolved material violation or material exception raised by any Governmental Authority with respect to the Company Broker-Dealer Subsidiary. Since January 1, 2017, the Company Broker-Dealer Subsidiary has not settled any claim or proceeding of the SEC, FINRA or any other Governmental Authority. The Company Broker-Dealer Subsidiary has not had an order, decree or judgement entered against the Company Broker-Dealer Subsidiary in connection with any Applicable Law governing the operation of Broker-Dealers. Except as would not be material to the Company and its Subsidiaries, taken as a whole, as of the date hereof, the Company Broker-Dealer Subsidiary is not currently subject to, and has not received any written notice of, an examination, inspection, investigation or inquiry by a Governmental Authority, and no formal examination or inspection has been started or completed for which no examination report is available.

(i) The Company Broker-Dealer Subsidiary has received written affirmative consent from each of its Brokerage Clients as required under Rule 15c3-3(j)(2)(ii), including notification of the general terms and conditions of the products available through the cash sweep program or arrangement (a “Cash Sweep Program”) and that the products available to Brokerage Clients under the Cash Sweep Program may change, and the Company Broker-Dealer Subsidiary and its applicable Affiliates has conducted its Cash Sweep Program in accordance with Applicable Laws.

Section 4.19. FCM Compliance Matters. (a) The FCM Subsidiary is the only Subsidiary of the Company that is an FCM. Since January 1, 2017, the FCM Subsidiary has been (i) duly registered as an FCM under the CEA, and (ii) a member in good standing of the NFA and each other Self-Regulatory Organization of which it is required to be a member. Each natural Person whose functions require him or her to be licensed as an associated person of, and registered with, the FCM Subsidiary is registered with the NFA and all applicable states and other jurisdictions, and such registrations are not, and since January 1, 2017 have not been, suspended, revoked or rescinded and remain in full force and effect, and no such natural Person is registered with more than one FCM in any jurisdiction where such multiple registrations would violate any Applicable Law. Each natural Person who is required to be listed as a principal of the FCM Subsidiary has filed a current Form 8-R with the NFA, which is accurate in all material respects.

(b) The current Form 7-R of the FCM Subsidiary is, and any Form 7-R of the Company or any Affiliate filed before the Closing Date will be at the time of filing, in compliance in all material respects with the applicable requirements of the CEA, the rules thereunder and the rules of any Self-Regulatory Organization, as applicable.

(c) The Regulatory Documents of the FCM Subsidiary have complied, and have been timely filed, in all material respects with and under Applicable Law and the rules and regulations of the CFTC promulgated thereunder and any Self-Regulatory Organization rules applicable to such Regulatory Documents, as in effect at the time the Regulatory Documents were filed. Since January 1, 2017, no such Regulatory Documents, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, in light of the circumstances under which they were made.

(d) (i) None of the FCM Subsidiary, or any of its Affiliates, nor any of the FCM Subsidiary’s “associated persons” (as defined in CFTC Rule 1.3) or “principals” (as defined in CFTC Rule 3.1) is (A) ineligible to serve as an FCM or as an “associated person” or “principal” of an FCM, (B) subject to a “statutory disqualification” under Section 8a(2) of the CEA, (C) subject to any material disciplinary proceedings or Orders that would be required to be disclosed on Form 7-R or Form 8-R (and which disciplinary proceedings or Orders are not actually disclosed on such Person’s current Form 7-R or current Form 8-R) to the extent that such Person or its associated persons or principals is required to file such forms, or (D) subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of such Person as an FCM or associated person or principal of an FCM under Section 8a(4) of the CEA, and (ii) there is no Proceeding pending or, to the knowledge of the Company, threatened by any Governmental Authority that would reasonably be expected to result in any of the circumstances described in the foregoing clauses (A), (B), (C) and (D).

(e) No fact relating to the FCM Subsidiary or any “principal” of the FCM Subsidiary, as defined in Form 8-R, requires any response in the affirmative to any question relating to “Criminal Disclosures” in the FCM Subsidiary’s Form 7-R or in the principal’s Form 8-R, except to the extent that such facts have been reflected on such forms.

(f) The services performed by the FCM Subsidiary have been conducted in compliance with all material requirements of the CEA, the rules and regulations of the CFTC, the NFA, and any applicable state regulatory authority or Self-Regulatory Organizations, as applicable. The FCM Subsidiary has established, in compliance with requirements of Applicable Law, and maintained in effect at all times required by Applicable Law since January 1, 2017, written policies and procedures reasonably designed to achieve compliance with the CEA, the CFTC rules thereunder, and the rules of each applicable Self-Regulatory Organization (“FCM Compliance Policies”), including those required by applicable NFA rules. All such FCM Compliance Policies comply in all material respects with Applicable Laws.

(g) The FCM Subsidiary currently maintains, and since January 1, 2017 has maintained, “adjusted net capital” (as such term is defined in CFTC Rule 1.17) equal to or in excess of the minimum “adjusted net capital” required to be maintained by the FCM Subsidiary, and in an amount sufficient to ensure that it is not required to file a notice under CFTC Rule 1.12 or NFA Financial Requirements Section 2.

(h) No Governmental Authority has, since January 1, 2017, formally initiated any administrative proceeding or investigation into the FCM Subsidiary and the FCM Subsidiary has not received any written indication of the commencement of an enforcement action from the CFTC, the NFA or any other Governmental Authority, or other notice alleging any material noncompliance with any Applicable Law governing the operations of the FCM Subsidiary. The Company has no knowledge of any unresolved material violation or material exception raised by any Governmental Authority with respect to the FCM Subsidiary. Since January 1, 2017, the FCM Subsidiary has not settled any claim or proceeding of the CFTC, the NFA or any other Governmental Authority. The FCM Subsidiary has not had an order, decree or judgment entered against it in connection with any Applicable Law governing the operation of an FCM. As of the date hereof, the FCM Subsidiary is not currently subject to, or has not received any notice of, an examination, inspection, investigation or inquiry by a Governmental Authority, and no examination or inspection has been started or completed for which no examination report is available.

Section 4.20. Material Contracts. (a) Section 4.20(a) of the Company Disclosure Schedule sets forth a list as of the date of this Agreement of each of the following Contracts (other than Company Employee Plans and such Contracts solely among the Company and any of its wholly owned Subsidiaries) to which the Company or any of its Subsidiaries is a party or by which it is bound (each such Contract listed or required to be so listed, and each of the following Contracts to which the Company or any of its Subsidiaries becomes a party or by which it becomes bound after the date of this Agreement, a “Company Material Contract”):

(i) any Contract pursuant to which the Company or any of its Subsidiaries incurred payment obligations or received payments in excess of $25,000,000 during the twelve (12) month period ended December 31, 2019, or is expected to incur payment obligations or receive payments in excess of (A) $25,000,000 during any twelve (12) month period ending after December 31, 2019 or (B) $25,000,000 over the remaining term of the Contract;

(ii) any Contract that, to the knowledge of the Company, (A) limits or purports to limit, in any material respect, the freedom of the Company or any of its Subsidiaries to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the freedom of Parent, the Company or any of their respective Affiliates after the Effective Time, (B) contains any material exclusivity or material “most favored nation” obligations, material rights of first refusal, material rights of first offer, material put or call rights or other restrictions or similar provisions that are binding on the Company or any of its Subsidiaries (or, after the Effective Time, that would be binding on Parent or any of its Affiliates) or (C) otherwise limits or restricts, in any material respect, the Company or any of its Subsidiaries (or, after the Effective Time, Parent or any of its Affiliates) from hiring or soliciting any Person for employment;

(iii) any material deposit sweep agreement or similar agreement;

(iv) (A) any standard form Contract pursuant to which the Company or any of its Subsidiaries provides material Brokerage Services or material Investment Advisory Services to any Client and (B) any material Contract (or group of Contracts that, in the aggregate, are material) pursuant to which the Company or any of its Subsidiaries provides Brokerage Services or Investment Advisory Services to any Client that is not on any such standard form or includes any material deviations from any such standard form;

(v) any Contract reasonably expected to result in payments made or received by the Company and its Subsidiaries in excess of $25,000,000 in any year that provides for any referral arrangement, commission-sharing arrangement or co-marketing arrangement, including, any finder’s agreement for soliciting, distributing or promoting Investment Advisory Services or Brokerage Services by or to the Company or any of its Subsidiaries;

(vi) any material Contract for which the execution, delivery and performance by the Company of this Agreement or the consummation of any of the Transactions would (A) require any consent or other action (including notice by the Company) thereunder, (B) constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, thereunder, (C) cause or permit the termination, cancellation, acceleration or other change of any material right or obligation (including triggering of a price adjustment, right of renegotiation or other remedy) or the loss of any material benefit to which the Company or any of its Subsidiaries is entitled thereunder or (D) require any material payment by the Company or any of its Subsidiaries thereunder;

(vii) promissory notes, loan agreements, indentures, evidences of indebtedness or other instruments providing for or relating to the lending of money, (A) if as borrower or guarantor, in excess of $15,000,000, and (B) if as lender, in excess of $15,000,000, other than under Regulation U, Regulation T or the Community Reinvestment Act of 1977;

(viii) any Company Collective Bargaining Agreements;

(ix) any material joint venture, profit-sharing, partnership, stockholders, investors rights, registration rights or similar Contract;

(x) any Contracts or series of related Contracts entered into within the last three (3) years relating to the acquisition or disposition of the business, assets or securities of any Person or any business for a price in excess of $200,000,000 (in each case, whether by merger, sale of stock, sale of assets or otherwise);

(xi) any Contracts or other transactions with any (A) executive officer or director of the Company, (B) record or, to the knowledge of the Company, beneficial owner of five percent (5%) or more of the voting securities of the Company, or (C) affiliates or “associates” (or members of any of their “immediate family”) (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Securities Exchange Act) of any such executive officer, director or beneficial owner (each of the foregoing, a “Related Party” and each such Contract, a “Related Party Contract”); and

(xii) any other Contract required to be filed by the Company pursuant to Item 601(b)(10) of Regulation S-K.

(b) The Company has made available to Parent a true and complete copy of each Company Material Contract (other than any such Contracts relating to the corporate services business of the Company and its Subsidiaries, which, except to the knowledge of the Company (for this purpose, without any duty of inquiry), also have not been listed in Section 4.20(a) of the Company Disclosure Schedule; provided that, within 10 Business Days after the date hereof, the Company shall provide to Parent a list of Contracts (subject to redaction with respect to competitively sensitive information to the extent required by Applicable Law) relating to the corporate services business of the Company and its Subsidiaries that would have been required to be scheduled on Section 4.20(a) of the Company Disclosure Schedule but for the foregoing). All of the Company Material Contracts are, subject to the Bankruptcy and Equity Exceptions, valid and binding obligations of the Company or a Subsidiary of the Company (as the case may be) and, to the knowledge of the Company, each of the other parties thereto, and in full force and effect and enforceable in accordance with their respective terms against the Company or its Subsidiaries (as the case may be) and, to the knowledge of the Company, each of the other parties thereto (except for such Company Material Contracts that are terminated after the date of this Agreement in accordance with their respective terms; provided that if such termination is at the option of the Company or any of its Subsidiaries, such termination must be in the ordinary course of business), except where the failure to be valid and binding obligations and in full force and effect and enforceable has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no Person is seeking to terminate or challenging the validity or enforceability of any Company Material Contract, except such terminations or challenges which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any of the other parties thereto has violated any provision of, or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under any provision of, and neither the Company nor any of its Subsidiaries has received written notice that it has violated or defaulted under, any Company Material Contract, except for those violations and defaults (or potential defaults) which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.21. Taxes. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) All Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due (giving effect to all extensions) in accordance with all Applicable Law, and all such Tax Returns are true and complete.

(b) The Company and each of its Subsidiaries has paid (or has had paid on its behalf), or has withheld and remitted to the appropriate Taxing Authority, all Taxes due and payable, or (i) where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual or (ii) where payment is being contested in good faith pursuant to appropriate procedures, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate reserve, in each case for all Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books and records.

(c) (i) All federal income Tax Returns of the affiliated group of which the Company is the common parent through the Tax year ended December 31, 2015 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to all extensions or waivers thereof, has expired, and (ii) neither the Company nor any of its Subsidiaries (or any member of any affiliated, consolidated, combined or unitary group of which the Company or any of its Subsidiaries is or has been a member) has granted any extension or waiver of the limitation period applicable to the assessment or collection of any federal income Tax.

(d) There is no Proceeding (including any audit) pending or, to the Company’s knowledge, threatened in writing against or with respect to the Company or its Subsidiaries in respect of any Tax or Tax asset.

(e) There are no requests for rulings or determinations in respect of any Tax or Tax asset pending between the Company or any of its Subsidiaries and any Taxing Authority.

(f) During the two (2)-year period ending on the date of this Agreement, the Company was not a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(g) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Company or any of its Subsidiaries.

(h) No claim has been made in writing by any Taxing Authority in a jurisdiction where the Company or any of the Company’s Subsidiaries does not file Tax Returns that the Company or any such Subsidiary is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(i) Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated, consolidated, combined or unitary group other than one of which the Company or any of its Subsidiaries was the common parent, (ii) is party to any Tax Sharing Agreement (other than any such agreement solely between the Company and its Subsidiaries), or (iii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law) or any Tax Sharing Agreement, or as a transferee or successor.

(j) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or has knowledge of any fact or circumstance that could reasonably be expected to prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations.

Section 4.22. Employees and Employee Benefit Plans. (a) The Company Employee Plans that the Company has made available to Parent are true and correct copies of such Company Employee Plans. For each material Company Employee Plan, the Company will, within ten (10) Business Days of this Agreement, make available to Parent a copy of such plan (or a description, if such plan is not written) and all amendments thereto, together with a copy of (if applicable) (i) each trust, insurance or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the most recently filed IRS Forms 5500, (iv) the most recent favorable determination or opinion letter from the IRS, (v) the most recently prepared actuarial reports and financial statements in connection with each such Company Employee Plan, and (vi) all material documents and correspondence relating thereto received from or provided to any Governmental Authority during the past year.

(b) The Company will provide to Parent a list, within ten (10) Business Days of the date of this Agreement, containing with respect to each Key Employee: (i) name, (ii) date of hire, (iii) position, (iv) employment location, (v) base salary or wage rate, (vi) the current incentive opportunities of such employee and (vii) the legal entity that employs such employee.

(c) Neither the Company nor any of its ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to contribute to), or in the past six years has, sponsored, maintained, administered or contributed to (or had any obligation to contribute to), any plan subject to Title IV of ERISA, including any multiemployer plan, as defined in Section 3(37) of ERISA.

(d) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or has applied to the IRS for such a letter within the applicable remedial amendment period or such period has not expired and, to the knowledge of the Company, no circumstances exist that would reasonably be expected to result in any such letter being revoked or not being reissued or a penalty under the IRS Closing Agreement Program if discovered during an IRS audit or investigation. Each trust created under any such Company Employee Plan is exempt from tax under Section 501(a) of the Code and has been so exempt since its creation.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2017, each Company Employee Plan has been maintained in compliance with its terms and all Applicable Law. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Proceeding (other than routine claims for benefits and including an audit) is pending against or involves or, to the Company’s knowledge, is threatened against or reasonably expected to involve, any Company Employee Plan before any court or arbitrator or any Governmental Authority. To the knowledge of the Company, since January 1, 2017, no events have occurred with respect to any Company Employee Plan that would reasonably be expected to result in the assessment of any excise taxes or penalties against the Company or any of its Subsidiaries, except for events that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) With respect to each director, officer, employee or independent contractor (including each former director, officer, employee or independent contractor) of the Company or any of its Subsidiaries, the consummation of the Transactions will not, either alone or together with any other event: (i) entitle any such individual to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or materially increase the amount payable or trigger any other obligation under, any Company Employee Plan or (iii) limit or restrict the right of the Company or any of its Subsidiaries or, after the Closing, Parent to merge, amend or terminate any Company Employee Plan.

(g) Neither the Company nor any of its Subsidiaries has any current or projected liability for, and no Company Employee Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any director, officer, employee or individual independent contractor (including any former director, officer, employee or individual independent contractor) of the Company or any of its Subsidiaries (other than coverage mandated by Applicable Law).

(h) There has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any of its Affiliates relating to, or making a change in employee participation or coverage under, any Company Employee Plan that would materially increase the expense of maintaining such plan above the level of expense incurred in respect thereof for the fiscal year ended on the Company Balance Sheet Date, except as required in order to comply with Applicable Law.

(i) Without limiting the generality of Section 4.22(e), no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any of its Subsidiaries in connection with the Transactions (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former Company Service Provider for any tax incurred by such individual.

(j) Except as would not be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Employee Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been timely amended (if applicable) to comply and has been operated in compliance with, and the Company and its Subsidiaries have complied in practice and operation with, all applicable requirements of Section 409A of the Code.

(k) With respect to any Company Employee Plan covered by Subtitle B, Part 4 of Title I of ERISA or Section 4975 of the Code, no non-exempt prohibited transaction has occurred that has caused or would reasonably be expected to cause the Company or any of its Subsidiaries to incur any material liability under ERISA or the Code.

(l) Each Company Employee Plan that is an International Plan (i) has been maintained in compliance with its terms and Applicable Law, (ii) if intended to qualify for special tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles, in each case, except as would not be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.23. Labor Matters. (a) Except as would not be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries is, or since January 1, 2017 has been, a party to or subject to, or is currently negotiating in connection with entering into, any Company Collective Bargaining Agreement, and there have not been any, and to the Company’s knowledge there are no threatened, organizational campaigns, card solicitations, petition or other unionization activity seeking recognition of a collective bargaining unit relating to any current or former Company Service Provider. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no unfair labor practice complaints pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving any current or former Company Service Provider with respect to the Company or its Subsidiaries. Except as would not be material to Company and its Subsidiaries, taken as a whole, there is no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Company’s knowledge, threatened against or affecting the Company or any of its Subsidiaries.

(b) Since January 1, 2017, (i), no allegations of sexual harassment or other sexual misconduct have been made against any employee of the Company with the title of executive director or above through the Company’s anonymous employee hotline or any formal human resources communication channels at the Company, and (ii) there are no Actions pending or, to the Company’s knowledge, threatened related to any allegations of sexual harassment or other sexual misconduct by any employee of the Company with the title of executive director or above. Since January 1, 2017, neither the Company nor any of its Subsidiaries have entered into any settlement agreements related to allegations of sexual harassment or other sexual misconduct by any employee of the Company with the title of executive director or above.

(c) The Company and each of its Subsidiaries is, and has been since January 1, 2017, in material compliance with WARN and has no liabilities or other obligations thereunder. Neither the Company nor any of its Subsidiaries has taken any action that would reasonably be expected to cause Parent or any of its Affiliates to have any material liability or other obligation following the Closing Date under WARN.

Section 4.24. Intellectual Property. (a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the registrations (including patents and domain name registrations) and applications for registration for the Company’s Owned Intellectual Property (the “Company Registered IP”) has lapsed, expired, been abandoned or been adjudged invalid or unenforceable, and, to the knowledge of the Company, all Company Registered IP is valid, enforceable and subsisting.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are the sole and exclusive owners of all of the Company’s Owned Intellectual Property and hold all of their right, title and interest in and to all of the Company’s Owned Intellectual Property free and clear of all Liens (other than non-exclusive licenses granted by the Company or one of its Subsidiaries in the ordinary course of business and Permitted Liens), (ii) immediately following the Closing, the Company and its Subsidiaries will own or have a valid and enforceable license to use any and all of the Intellectual Property necessary to, or used or held for use in, the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted, and (iii) to the knowledge of the Company, there exist no material restrictions on the use of any of the Company’s Owned Intellectual Property.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no current or former employee, contractor or consultant of the Company or any of its Subsidiaries owns any rights in or to any of the Company’s Owned Intellectual Property and, to the extent that any such Intellectual Property has been developed or created by any Third Party (including any current or former employee, contractor or consultant) for or on behalf of the Company or any of its Subsidiaries, the Company or one of its Subsidiaries, as applicable, has a written agreement with such Third Party with respect thereto, and thereby either (i) has obtained ownership of and is the exclusive owner of, or (ii) has obtained a valid right to exploit, sufficient for the conduct of the business of the Company and its Subsidiaries as currently conducted, such Intellectual Property.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the knowledge of the Company, since January 1, 2017, neither the Company nor any of its Subsidiaries nor the conduct of their respective businesses has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Third Party, (ii) there is no Proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries (A) alleging that the Company or any of its Subsidiaries has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Third Party or (B) based upon, or challenging or seeking to deny or restrict, the rights of the Company or any Subsidiary of the Company in any of the Company’s Owned Intellectual Property, and (iii) to the knowledge of the Company, no Third Party has infringed, misappropriated, diluted or otherwise violated any of the Company’s Owned Intellectual Property.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have provided reasonable notice of its privacy and personal data collection and use policies on its websites and through other customer and public communications and the Company and its Subsidiaries have complied with such policies, contractual requirements and all Applicable Law relating to (A) the privacy of the users of the Company’s and its Subsidiaries’ respective products, services and websites and (B) the collection, use, processing, storage and disclosure of any personally-identifiable information (including personal health information and any and all “personal data” as that term is defined in any applicable data protection Law and any and all other information, the collection, use, processing, storage and disclosure of which is regulated by an Applicable Law in relation to data protection or data privacy) and other data or information collected, used, processed, stored or disclosed by the Company or any of its Subsidiaries (or, to the knowledge of the Company, any Third Party that collects, uses, processes, stores or discloses such data or information on behalf of the Company or any of its Subsidiaries), (ii) there is no Proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries (or, to the knowledge of the Company, against any Third Party working on behalf of the Company or any of its Subsidiaries) alleging any violation of such policies, contractual requirements or Applicable Law, (iii) none of this Agreement or the consummation of the Transactions will violate any such policy, contractual requirements or Applicable Law and (iv) the Company and its Subsidiaries (and any Third Party working on behalf of the Company and its Subsidiaries) have taken commercially reasonable steps consistent with normal industry practice to protect the types of information referred to in this Section 4.24(e) against loss and unauthorized access, use, modification, disclosure or other misuse, and, to the knowledge of the Company, there has been no unauthorized access, use, modification, disclosure or other misuse of such data or information.

(f) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company’s IT Assets perform in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted, (ii) the Company and its Subsidiaries take commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the Company’s IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable data backup, disaster avoidance and recovery procedures and business continuity procedures, and (iii) to the knowledge of the Company, there has been no unauthorized use, access, interruption, modification or corruption of the Company’s IT Assets (or any information or transactions stored or contained therein or transmitted thereby).

Section 4.25. Properties. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have good, valid and marketable fee simple title (or its jurisdictional equivalent) to, or valid leasehold interests in, as the case may be, each parcel of real property owned or used by the Company or any of its Subsidiaries, free and clear of all Liens, except for Permitted Liens, (ii) each lease, sublease or license (each, a “Lease”) under which the Company or any of its Subsidiaries leases, subleases or licenses any real property is, subject to the Bankruptcy and Equity Exceptions, a valid and binding obligation of the Company or a Subsidiary of the Company (as the case may be) and, to the knowledge of the Company, each of the other parties thereto, and in full force and effect and enforceable in accordance with its terms against the Company or its Subsidiaries (as the case may be) and, to the knowledge of the Company, each of the other parties thereto (except for such Leases that are terminated after the date of this Agreement in accordance with their respective terms; provided that if such termination is at the option of the Company or any of its Subsidiaries such termination must be in the ordinary course of business), (iii) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of the other parties thereto has violated or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under any provision of any Lease and (iv) neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Lease, nor has the Company or any of its Subsidiaries delivered notice to any other party to a Lease that such other party has breached, violated or defaulted under any Lease that remains uncured as of the date hereof. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the real property owned or used by the Company or any of its Subsidiaries and any plants, buildings, structures and equipment thereon owned or leased by the Company and its Subsidiaries have no defects, are in good operating condition and repair and have been maintained consistent with standards generally followed in the industry (given due account to the age and length of use of same, ordinary wear and tear excepted), are adequate and suitable for their present use. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, the material machinery, equipment, furniture, fixtures and other tangible material personal property and assets used by the Company or any of its Subsidiaries.

Section 4.26. Environmental Matters. (a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no Proceeding (including a review) is pending or, to the knowledge of the Company, threatened by any Governmental Authority or other Person relating to the Company or any of its Subsidiaries that relates to, or arises under, any Environmental Law, Environmental Permit or Hazardous Substance;

(ii) the Company and its Subsidiaries are, and since January 1, 2017 have been, in compliance with all Environmental Laws and all Environmental Permits and hold all applicable Environmental Permits; and

(iii) there are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law, Environmental Permit or Hazardous Substance and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in any such liability or obligation.

(b) Except as set forth on Section 4.26(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries owns, leases or operates any real property, or conducts any operations, in New Jersey or Connecticut.

Section 4.27. Antitakeover Statutes. The Company has no “rights plan,” “rights agreement,” or “poison pill” in effect. Assuming the representations and warranties set forth in Section 5.29 are true and correct, neither the restrictions set forth in Section 203 of the Delaware Law nor any other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the Transactions with respect to the Company and its Subsidiaries.

Section 4.28. Opinion of Financial Advisor. The Board of Directors of the Company has received the oral opinion (to be confirmed by delivery of a written opinion promptly after the date hereof) of each of J.P. Morgan Securities LLC and Ardea Partners LP, financial advisor to the Company, to the effect that, as of the date of such opinion and subject to the assumptions, qualifications, limitations and other matters considered in connection with the preparation of such opinion, the Exchange Ratio is fair, from a financial point of view, to holders of Company Common Stock. A written copy of such opinion will be delivered promptly after the date hereof to Parent for informational purposes only.

Section 4.29. Finders’ Fees. Except for J.P. Morgan Securities LLC and Ardea Partners LP, a true and complete copy of whose engagement agreement has been provided to Parent prior to the date of this Agreement, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the Transactions.

Section 4.30. No Ownership of Parent Common Stock. Neither the Company nor any of its Subsidiaries beneficially owns, directly or indirectly, any shares of Parent Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Parent Common Stock (other than Fiduciary Shares) and neither the Company nor any of its Subsidiaries has any rights to acquire any shares of Parent Common Stock (other than any Fiduciary Shares). There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of Parent or any of its Subsidiaries.

Section 4.31. No Ownership of Company Common Stock. No Subsidiary of the Company (i) beneficially owns, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock (other than Fiduciary Shares) or (ii) has any rights to acquire any shares of Company Common Stock (other than Fiduciary Shares).

Section 4.32. No Other Company Representations and Warranties. Except for the representations and warranties made by the Company in this Article 4 (as qualified by the applicable items disclosed in the Company Disclosure Schedule in accordance with Section 11.05 and the introduction to this Article 4), neither the Company nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or made available to Parent in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transactions. The Company and its Subsidiaries disclaim any other representations or warranties, whether made by the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives. The Company acknowledges and agrees that, except for the representations and warranties made by Parent in Article 5 (as qualified by the applicable items disclosed in the Parent Disclosure Schedule in accordance with Section 11.05 and the introduction to Article 5), neither Parent nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent or its Subsidiaries, or the accuracy or completeness of any information regarding Parent or its Subsidiaries or any other matter furnished or provided to Parent or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby or thereby. The Company specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Parent and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties. Notwithstanding the foregoing, this Section 4.32 shall not limit Parent’s, Merger Sub’s or the Company’s remedies in the case of fraud.

ARTICLE 5
Representations and Warranties of Parent

Subject to Section 11.05, except (i) other than with respect to the representations and warranties in Section 5.01, Section 5.02, Section 5.05, Section 5.27, Section 5.28 and Section 5.29, as disclosed in (A) any publicly available Parent SEC Document filed after January 1, 2019 and prior to the date hereof or (B) the Draft Parent 10-K or (ii) as set forth in the Parent Disclosure Schedule, Parent represents and warrants to the Company as of the date hereof and as of the Closing (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date) that:

Section 5.01. Corporate Existence and Power. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, is a bank holding company duly registered under the BHC Act and has elected to be treated as a financial holding company under the BHC Act. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has all corporate powers required to own or lease all of its properties or assets and to carry on its business as now conducted. Each of Parent and Merger Sub is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Prior to the date of this Agreement, Parent has made available to the Company true and complete copies of the certificate of incorporation and bylaws of each of Parent and Merger Sub, in each case, as in effect on the date of this Agreement (the “Parent Organizational Documents”). Since the date of its formation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement.

Section 5.02. Corporate Authorization. (a) The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions are within the corporate powers of each of Parent and Merger Sub and, except for the required approval and adoption of this Agreement by the stockholder of Merger Sub, have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and (assuming due authorization, execution and delivery by the other parties hereto) constitutes a valid and binding agreement of each of Parent and Merger Sub that is a party thereto enforceable against such Person in accordance with its terms (subject to the Bankruptcy and Equity Exceptions).

(b) At a meeting duly called and held, the Board of Directors of Parent has unanimously (i) determined that this Agreement and the Transactions (including the Parent Share Issuance) are fair to and in the best interests of Parent’s stockholders and (ii) approved, adopted and declared advisable this Agreement and the Transactions (including the Parent Share Issuance). The Board of Directors of Merger Sub has unanimously adopted resolutions (i) determining that this Agreement and the Transactions are fair to and in the best interests of the sole stockholder of Merger Sub, (ii) approving, adopting and declaring advisable this Agreement and the Transactions, (iii) directing that this Agreement be submitted for approval and adoption by the sole stockholder of Merger Sub, and (iv) recommending approval and adoption of this Agreement (including the Merger) by the sole stockholder of Merger Sub. The Board of Directors of neither Parent nor Merger Sub has subsequently rescinded, modified or withdrawn any of the foregoing resolutions.

Section 5.03. Governmental Authorization. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by each of Parent and Merger Sub of the Transactions to which such Person is a party, require no action by or in respect of, Consents of, or Filings with, any Governmental Authority other than (i) the filing of each of (A) the Certificate of Merger and (B) certificates of designation with respect to the New Parent Replacement Series A Preferred Stock and the New Parent Replacement Series B Preferred Stock, with the Delaware Secretary of State, and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and any other Antitrust Laws, (iii) compliance with any applicable requirements of the Securities Act, the Securities Exchange Act and any other applicable U.S. state or federal securities laws or pursuant to the listing requirements of NASDAQ or NYSE, (iv) the filing by Parent of any required Filings with the Federal Reserve Board under the BHC Act and approval of such Filings, (v) the filing by Parent of any required Filings with the OCC, and approval of such Filings, (vi) the filing of a FINRA Application relating to the Transactions by the Company Broker-Dealer Subsidiary and FINRA’s approval thereof, (vii) the submission of the DTCC Notifications, (viii) the submission of the Other Regulatory Notifications, (ix) the Consents set forth in Section 4.03 of the Parent Disclosure Schedule, and

(x) any other actions, Consents or Filings the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (clauses (i) – (x), collectively the “Parent Governmental Authorizations”).

Section 5.04. Non-contravention. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation of the Transactions to which it is a party do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Parent Organizational Documents, (ii) assuming compliance with the matters referred to in Section 5.03 and receipt of the Company Stockholder Approval, contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03 and receipt of the Company Stockholder Approval, require any Consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, give rise to a payment obligation or other liability under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under, any provision of any Contract binding upon Parent or any of its Subsidiaries, any governmental Consents (including Consents required by Contract) affecting, or relating in any way to, the of Parent or any of its Subsidiaries or any of its or their respective assets or businesses or any Parent Permit, or (iv) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05. Capitalization. (a) The authorized capital stock of Parent as of the date hereof consists of (i) 3,500,000,000 shares of Parent Common Stock and (ii) 30,000,000 shares of preferred stock of Parent, par value $0.01 per share (“Parent Preferred Stock”). As of February 14, 2020, there were outstanding (i) 1,532,397,723 shares of Parent Common Stock (none of which is restricted or subject to vesting conditions or is treasury stock or is owned by Parent or any of its Subsidiaries (other than any Fiduciary Shares)), (ii) 844,382 shares of Parent Preferred Stock, (iii) no options to purchase shares of Parent Common Stock (“Parent Stock Options”), (iv) restricted stock units with respect to an aggregate of 63,512,431 shares of Parent Common Stock (“Parent RSU Awards”), (v) performance-based restricted stock units with respect to an aggregate of 5,482,300 shares of Parent Common Stock (“Parent PSU Awards”), determined assuming maximum performance levels were achieved, and (vi) deferred restricted stock units with respect to an aggregate of 541,790 shares of Parent Common Stock (“Parent Director Deferred RSU Awards” and together with Parent Stock Options, Parent RSU Awards, Parent PSU Awards and any other equity or equity-linked awards granted after February 14, 2020, “Parent Equity Awards”), determined assuming maximum performance levels were achieved. All outstanding shares of capital stock of Parent have been, and all shares that may be issued pursuant to any employee stock option or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. The shares of capital stock of Parent to be issued as part of the Merger Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof will be free of preemptive right. Except as set forth in this Section 5.05(a) and for changes since February 14, 2020 resulting from (A) the exercise or vesting and settlement of Parent Equity Awards outstanding on such date or issued after such date or (B) the issuance of Parent Equity Awards after such date, as of the date hereof, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of, or other ownership interest in, Parent, (ii) securities of Parent or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities of, or other ownership interests in, Parent, (iii) warrants, calls, options or other rights to acquire from Parent or any of its Subsidiaries, or other obligations of Parent or any of its Subsidiaries to issue, any capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for capital stock or other voting securities of, or other ownership interests in, Parent, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of Parent or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or other ownership interests in, Parent (the items in clauses (i) through (iv) being referred to collectively as the “Parent Securities”). Parent owns all of the issued and outstanding capital stock of Merger Sub.

(b) All outstanding shares of capital stock of Parent have been, and all shares that may be issued pursuant to any equity compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. No Subsidiary of Parent owns any shares of capital stock of Parent (other than any such shares owned by Subsidiaries of Parent that are Fiduciary Shares).

(c) There are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote. There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities. Neither Parent nor any of its Subsidiaries is a party to any agreement with respect to the voting of any Parent Securities.

Section 5.06. Subsidiaries. (a) Each Subsidiary of Parent is a corporation or other entity duly incorporated or organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and has all corporate or other organizational powers, as applicable, required to carry on its business as now conducted, except for those jurisdictions where failure to be so organized, validly existing and in good standing or to have such power has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each such Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) As of the date hereof, all of the outstanding capital stock or other voting securities of, or ownership interests in, each Significant Subsidiary (as defined in Rule 1-02(a) of Regulation S-X) of Parent are owned by Parent, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or other ownership interests) (other than restrictions arising under applicable Securities Laws). As of the date hereof, there are no issued, reserved for issuance or outstanding (i) securities of Parent or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities of, or other ownership interests in, any Subsidiary of Parent, (ii) warrants, calls, options or other rights to acquire from Parent or any of its Subsidiaries, or other obligations of Parent or any of its Subsidiaries to issue, any capital stock or other voting securities of, or other ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities of, or other ownership interests in, any Subsidiary of Parent, or (iii) restricted shares, stock appreciation rights, performance shares or units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of Parent or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or other ownership interests in, any Subsidiary of Parent (the items in clauses (i) through (iii) being referred to collectively as the “Parent Subsidiary Securities”), other than Parent Subsidiary Securities directly or indirectly owned by Parent or any of its wholly owned Subsidiaries. As of the date hereof, there are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Subsidiary Securities or make any material investment in any other Person.

(c) The deposit accounts of each Parent Bank Subsidiary is insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by Applicable Law, all premiums and assessments required to be paid in connection therewith have been paid when due and no proceedings for the termination of such insurance are pending or threatened.

Section 5.07. Regulatory Reports, SEC Filings and the Sarbanes-Oxley Act. (a) Parent and each of its Subsidiaries have timely filed with or furnished all material Filings, together with any material amendments, required to be made with respect thereto, that they were required to file or furnish (as applicable) since January 1, 2017 with any Regulatory Agency, including any Filing required to be filed or furnished (as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith.

(b) As of its filing date (and as of the date of any amendment), each Filing filed with or furnished to the SEC by Parent since January 1, 2017 and the Draft Parent 10-K (collectively, together with any exhibits and schedules thereto and other information incorporated therein, and as amended from time to time, the “Parent SEC Documents”) and filed prior to the date of this Agreement has complied, and each Parent SEC Document filed subsequent to the date of this Agreement (assuming, in the case of each of the Registration Statement and the Proxy Statement/Prospectus,

that the representation and warranty set forth in Section 4.09 is true and correct) will comply, in all material respects with the applicable requirements of the NYSE, the Securities Act, the Securities Exchange Act and the Sarbanes-Oxley Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), each Parent SEC Document filed prior to the date of this Agreement did not, and each Parent SEC Document filed subsequent to the date of this Agreement (assuming, in the case of each of the Registration Statement and the Proxy Statement/Prospectus, that the representation and warranty set forth in Section 4.09 is true and correct) will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d) Each Parent SEC Document that is a registration statement, as amended or supplemented, as applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(e) Parent is, and since January 1, 2017 has been, in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

(f) Parent and its Subsidiaries have established and maintained since January 1, 2017, and continue and maintain, controls and procedures (as defined in Rule 13a-15 under the Securities Exchange Act). Such disclosure controls and procedures are designed to ensure that all material information relating to Parent, including its consolidated Subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Securities Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic and current reports required under the Securities Exchange Act.

(g) Parent and its Subsidiaries have established and maintained since January 1, 2017, and continue and maintain, a system of internal controls. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s consolidated financial statements for external purposes in accordance with GAAP. Parent disclosed, based on its most recent evaluation of such internal controls prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Board of Directors of Parent (x) all significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

(h) Since January 1, 2017, each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 and 15d-14 under the Securities Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are true and complete.

Section 5.08. Financial Statements and Financial Matters. (a) The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in the Parent SEC Documents present fairly in all material respects, in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal, recurring and immaterial year-end audit adjustments in the case of any unaudited interim financial statements). Such consolidated financial statements have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries.

(b) From January 1, 2017 to the date of this Agreement, Parent has not received written notice from the SEC or any other Governmental Authority indicating that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC or any other Governmental Authority.

Section 5.09. Disclosure Documents. The information relating to Parent and its Subsidiaries that is, or is to be, provided by Parent, any of its Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement/Prospectus will not (i) in the case of the Registration Statement, at the time the Registration Statement or any amendment or supplement thereto is filed with the SEC, at the time it becomes effective under the Securities Act and at the time of the Company Stockholder Meeting, and (ii) in the case of the Proxy Statement/Prospectus, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact required to be stated therein or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 5.10. Absence of Certain Changes. (a) Since the Parent Balance Sheet Date, (i) the business of Parent and its Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice and (ii) there has not been any event, circumstance, development, change, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Since the Parent Balance Sheet Date through the date of this Agreement, there has not been any action taken by Parent or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without the Company’s consent, would constitute a breach of Section 7.01.

Section 5.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (i) liabilities or obligations disclosed and provided for in the Parent Balance Sheet or in the notes thereto, (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Parent Balance Sheet Date, and (iii) other liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There are no off-balance sheet arrangements of any type pursuant to any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K that have not been so described in the Parent SEC Documents.

Section 5.12. Litigation. There is no Proceeding pending or, to the knowledge of Parent, threatened against or affecting Parent, any of its Subsidiaries, any present or former officers, directors or employees of Parent or any of its Subsidiaries in their respective capacities as such, or any of the respective properties of Parent or any of its Subsidiaries, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or Governmental Authority, that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or that in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the Transactions. There is no Order outstanding or threatened against or affecting Parent, any of its Subsidiaries, any present or former officers, directors or employees of Parent or any of its Subsidiaries in their respective capacities as such, or any of the respective properties of any of Parent or any of its Subsidiaries, that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or that would, or would reasonably be expected to, prevent, enjoin, alter or materially delay any of the Transactions.

Section 5.13. Permits. (a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries hold all governmental Consents necessary for the operation of their respective businesses (the “Parent Permits”). Parent and each of its Subsidiaries are and since January 1, 2017, have been in compliance with the terms of Parent Permits, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no Proceeding pending, or, to the knowledge of Parent, threatened that seeks, or, to the knowledge of Parent, any existing condition, situation or set of circumstances that would reasonably be expected to result in, the revocation, cancellation, termination, non-renewal or adverse modification of any Parent Permit except where such revocation, cancellation, termination, non-renewal or adverse modification has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except as set forth on Section 5.13(b) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries has any material business, conducts any material operations or engages in any material activities, in each case, outside of the U.S. and its territories.

Section 5.14. Compliance with Applicable Laws. (a) Each of Parent and its Subsidiaries (i) except as would not be material to Parent and its Subsidiaries, taken as a whole, are, and have been have since January 1, 2017, in compliance with and not in default or violation of Applicable Laws, including but (to the extent applicable to Parent and its Subsidiaries) the BHC Act, HOLA, all Applicable Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Foreign Corrupt Practices Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Investment Advisers Act, the Securities Act, the Securities Exchange Act, ERISA, any regulations promulgated by the CFPB, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, and any other Applicable Law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, the Foreign Corrupt Practices Act of 1977 or any similar Applicable Law, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act and all Applicable Laws relating to the origination, sale and servicing of mortgage and consumer loans, (ii) are, and have been since January 1, 2017, conducting operations at all times in compliance Anti-Money Laundering Laws and (iii) have established and maintained, since January 1, 2017, a system of internal controls designed to provide compliance by Parent and its Subsidiaries with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws, except where, in each case, the failure to so comply has not had and would not reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect.

(b) Each of the Parent Bank Subsidiaries is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and has had a rating of at least “satisfactory” or better since January 1, 2017.

(c) Parent meets the requirements set forth at 12 C.F.R. § 225.14(c) for expedited action and at § 225.82 to make an effective election to be a financial holding company, is not subject to any limitation on its authority under federal banking laws to engage in activities pursuant to Section 4(k) of the BHC Act, and is not aware of the existence of any facts or circumstances that would reasonably be expected to cause Parent to cease to meet such requirements or to become subject to any such limitation. Neither Parent nor any of its Subsidiaries engage, directly or indirectly (including through the Parent Bank Subsidiaries) in any activity, or beneficially own any shares of capital stock or other equity interests in any person, not permitted under the BHC Act and the Federal Reserve Board’s Regulation Y.

(d) Since January 1, 2017, neither Parent nor any of its Subsidiaries has engaged in, or is now engaged in, directly or indirectly, any dealings or transactions with any Person, or in any country or territory, that, at the time of the dealing or transaction, is or was the subject of Sanctions which would reasonably be expected to have a Parent Material Adverse Effect.

(e) Parent and its Subsidiaries (i) are, and since January 1, 2017 have been, in material compliance with all applicable Sanctions and export controls laws, (ii) have instituted, maintain and enforce policies and procedures designed to ensure material compliance with all applicable Sanctions and export controls laws. Since January 1, 2017, Parent and its Subsidiaries have not been penalized for or threatened to be charged with, or given notice of any violation of, or, to the knowledge of Parent, been under investigation with respect to, any Sanctions or export controls laws, and no action, suit or proceeding by or before any court or governmental or regulatory agency, authority or body or any arbitrator involving Parent or any of its Subsidiaries with respect to Sanctions or export controls laws is pending, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect.

(f) Neither Parent nor any of its Subsidiaries is a party to any agreement or settlement with any Governmental Authority with respect to any actual or alleged violation of any Applicable Law, except for agreements and settlements that are not material to Parent and its Subsidiaries, taken as a whole.

(g) Subject to Section 11.06, except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Parent and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since January 1, 2017, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect.

(h) Subject to Section 11.06, there (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Parent or any of its Subsidiaries and (ii) has been no inquiries by any Regulatory Agency with respect to the business, operations, policies or procedures of Parent or any of its Subsidiaries since January 1, 2017, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect.

(i) Except as would not have a Parent Material Adverse Effect, subject to Section 11.06, neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2017, a recipient of any supervisory letter from, or since January 1, 2017, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Authority that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business (each, whether or not set forth in the Parent Disclosure Schedule, a “Parent Regulatory Agreement”), nor have Parent nor any of its Subsidiaries been advised since January 1, 2017 or have knowledge, of any pending or threatened regulatory investigation or that any Regulatory Agency or other Governmental Agency is considering issuing, initiating, ordering or requesting any Parent Regulatory Agreement.

(j) Neither Parent nor any of its Subsidiaries is, nor since January 1, 2017, has been, required to be registered, licensed or qualified as a bank, trust company, commodity trading advisor, commodity pool operator, introducing broker, swap dealer, transfer agent, real estate broker, municipal advisor, insurance company or insurance broker, except in each case as would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole.

Section 5.15. RIA Compliance Matters. (a) Except as would not have a Parent Material Adverse Effect, each Parent RIA Subsidiary is and has been, (i) at all times required by Applicable Law, duly registered as an investment adviser under the Investment Advisers Act and under all applicable state statutes (if required to be so registered under Applicable Law), and (ii) since January 1, 2017, duly registered and licensed as an investment adviser under all other Applicable Laws or exempt therefrom. Except for the Parent RIA Subsidiaries, neither Parent nor any of its Subsidiaries is required to be registered under the Investment Advisers Act.

(b) Each Parent RIA Subsidiary has designated and approved an appropriate chief compliance officer in accordance with Rule 206(4)-7 under the Investment Advisers Act. Each Parent RIA Subsidiary has established in compliance with requirements of Applicable Law, and maintained in effect at all times required by Applicable Law since January 1, 2017, (i) written anti-money laundering policies and procedures that incorporate, among other things, a written customer identification program, (ii) a code of ethics and a written policy regarding insider trading and the protection of material non-public information, (iii) written cyber security and identity theft policies and procedures, (iv) written supervisory procedures and a supervisory control system, (v) written policies and procedures designed to protect non-public personal information about customers, clients and other third Parties, (vi) written recordkeeping policies and procedures and (vii) other policies required to be maintained by such Parent RIA Subsidiary under Applicable Law, including Rules 204A-1 and 206(4)-7 under the Investment Advisers Act, except, in each case under clauses (i) – (vii), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) With respect to each Parent RIA Subsidiary, except as would not reasonably be expected to be, individually or in the aggregate, material to such Parent RIA Subsidiary, (i) none of such Parent RIA Subsidiary, its control persons, its directors, officers, or employees (other than employees whose functions are solely clerical or ministerial), nor, to the knowledge of Parent, any of such Parent RIA Subsidiary’s other “associated persons” (as defined in the Investment Advisers Act) is (A) subject to ineligibility pursuant to Section 203 of the Investment Advisers Act to serve as a registered investment adviser or as an “associated person” of a registered investment adviser, (B) subject to disqualification pursuant to Rule 206(4)-3 under the Investment Advisers Act or (C) subject to disqualification under Rule 506(d) of Regulation D under the Securities Act, unless in the case of clause (A), (B) or (C), such Parent RIA Subsidiary or “associated person” has received effective exemptive relief from the SEC with respect to such ineligibility or disqualification, nor (ii) is there any Proceeding pending or, to the knowledge of Parent, threatened in writing by any Governmental Authority that would reasonably be expected to result in the ineligibility or disqualification of such Parent RIA Subsidiary, or any of its “associated persons” to serve in such capacities or that would provide a basis for such ineligibility or disqualification which would reasonably be expected to be, individually or in the aggregate, material to Parent.

(d) Each Parent RIA Subsidiary is, and since January 1, 2017, has been, in compliance with (A) the applicable provisions of the Investment Advisers Act and (B) all other Applicable Laws of the jurisdictions in which such Parent RIA Subsidiary acts as an investment adviser, except in each case under clauses (A) and (B) for such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no unresolved issues with the SEC with respect to a Parent RIA Subsidiary.

(f) As of the date hereof, no Parent RIA Subsidiary is currently subject to, or has received any written notice of, an examination, inspection, investigation or inquiry by a Governmental Authority.

(g) The Parent RIA Subsidiary is not prohibited from charging fees to any Person pursuant to Rule 206(4)-5 under the Investment Advisers Act or any similar “pay-to-play” rule or requirement, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.16. Client Agreements. (a) Each Parent Advisory Agreement includes all provisions required by and complies in all respects with the Investment Advisers Act, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Each Parent RIA Subsidiary and each of its Affiliates has complied with all applicable obligations, requirements and conditions of each Parent Advisory Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(a) No Parent RIA Subsidiary provides Investment Advisory Services to any Person other than the Parent Advisory Clients. Each Parent RIA Subsidiary provides Investment Advisory Services to Parent Advisory Clients solely pursuant to written Parent Advisory Agreements.

Section 5.17. Broker-Dealer Compliance Matters. (a) The Parent Broker-Dealer Subsidiaries are the only Subsidiaries of the Parent that are a Broker-Dealer. Since January 1, 2017, each Parent Broker-Dealer Subsidiary has been duly registered as a Broker-Dealer with the SEC and each state and other jurisdictions in which it is required to be so registered. Each Parent Broker-Dealer Subsidiary is, and since January 1, 2017 has been, a member in good standing of FINRA and each other Self-Regulatory Organization of which it is required to be a member. Each natural Person whose functions require him or her to be licensed as a representative or principal of, and registered with, each Parent Broker-Dealer Subsidiary is registered with FINRA and all applicable states and other jurisdictions, such registrations are not, and since January 1, 2017 have not been, suspended, revoked or rescinded and remain in full force and effect, and no such natural Person is registered with more than one Broker-Dealer in any jurisdiction where such multiple registrations would violate any Applicable Law.

(b) The current Form BD of each Parent Broker-Dealer Subsidiary is, and any Form BD of each Parent Broker-Dealer Subsidiary filed before the Closing Date will be at the time of filing, in compliance in all material respects with the applicable requirements of the Securities Exchange Act, the rules thereunder and the rules of any Self-Regulatory Organization, as applicable.

(c) The Regulatory Documents of each Parent Broker-Dealer Subsidiary have complied, and have been timely filed, in all material respects with and under Applicable Law and the rules and regulations of the SEC promulgated thereunder and any Self-Regulatory Organization rules applicable to such Regulatory Documents, as in effect at the time the Regulatory Documents were filed. Since January 1, 2017, no such Regulatory Documents, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, in light of the circumstances under which they were made.

(d) (i) No Parent Broker-Dealer Subsidiary, or any of its Affiliates, nor any Parent Broker-Dealer Subsidiary’s “associated persons” (as defined in the Securities Exchange Act) is (A) ineligible pursuant to Section 15(b) of the Securities Exchange Act to serve as a Broker-Dealer or as an “associated person” of a Broker-Dealer, (B) subject to a “statutory disqualification” as defined in Section 3(a)(39) of the Securities Exchange Act, (C) subject to any material disciplinary proceedings or Orders that would be required to be disclosed on Form BD or Forms U-4 or U-5 (and which disciplinary proceedings or Orders are not actually disclosed on such Person’s current Form BD or current Forms U-4 or U-5) to the extent that such Person or its associated persons is required to file such forms, or (D) subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of such Person as broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Section 15, Section 15B or Section 15C of the Securities Exchange Act, and (ii) there is no Proceeding pending or, to the knowledge of Parent, threatened by any Governmental Authority that would reasonably be expected to result in any of the circumstances described in the foregoing clauses (i)(A), (i)(B), (i)(C) and (i)(D).

(e) No fact relating to each Parent Broker-Dealer Subsidiary or any “control affiliate” of each Parent Broker-Dealer Subsidiary, as defined in Form BD requires any response in the affirmative to any question in Item 11 of Form BD, except to the extent that such facts have been reflected on Form BD of such Parent Broker-Dealer Subsidiary, as applicable.

(f) The Brokerage Services performed by each Parent Broker-Dealer Subsidiary have been conducted in compliance with all material requirements of the Securities Exchange Act, the rules and regulations of the SEC, FINRA, and any applicable state securities regulatory authority or Self-Regulatory Organizations, as applicable. Each Parent Broker-Dealer Subsidiary has established, in compliance with requirements of Applicable Law, and maintained in effect at all times required by Applicable Law since January 1, 2017, written policies and procedures reasonably designed to achieve compliance with the Securities Exchange Act, the SEC rules thereunder, and the rules of each applicable Self-Regulatory Organization (“Parent BD Compliance Policies”), including those required by (i) applicable FINRA rules, including FINRA Rule 3110, 3120 and 3130, (ii) Rule 15c3-5 under the Securities Exchange Act, (iii) anti-money laundering laws, including a written customer identification program in compliance therewith, (iv) privacy laws including policies and procedures with respect to the protection of nonpublic personal information about customers, clients and other Third Parties and (v) identity theft laws, and approved such principals, managers and other supervisors as are required under the aforementioned laws, rules and regulations. All such Parent BD Compliance Policies comply in all material respects with Applicable Laws.

(g) Each Parent Broker-Dealer Subsidiary currently maintains, and since January 1, 2017 has maintained, “net capital” (as such term is defined in Rule 15c3-1(c)(2) under the Securities Exchange Act) equal to or in excess of the minimum “net capital” required to be maintained by such Parent Broker-Dealer Subsidiary, and in an amount sufficient to ensure that it is not required to file a notice under Rule 17a-11 under the Securities Exchange Act.

(h) No Governmental Authority has, since January 1, 2017, formally initiated any administrative proceeding or investigation into any Parent Broker-Dealer Subsidiary and no Parent Broker-Dealer Subsidiary has received a written “wells notice,” other written indication of the commencement of an enforcement action from the SEC, FINRA or any other Governmental Authority, or other notice alleging any material noncompliance with any Applicable Law governing the operations of Broker-Dealers. Parent has no knowledge of any unresolved material violation or material exception raised by any Governmental Authority with respect to any Parent Broker-Dealer Subsidiary. Since January 1, 2017, no Parent Broker-Dealer Subsidiary has settled any claim or proceeding of the SEC, FINRA or any other Governmental Authority. No Parent Broker-Dealer Subsidiary has had an order, decree or judgement entered against the Parent Broker-Dealer Subsidiary in connection with any Applicable Law governing the operation of Broker-Dealers. As of the date hereof, no Parent Broker-Dealer Subsidiary is currently subject to, and has not received any notice of, an examination, inspection, investigation or inquiry by a Governmental Authority, and no examination or inspection has been started or completed for which no examination report is available.

(i) To the extent applicable to such Parent Broker-Dealer Subsidiary’s business, each Parent Broker-Dealer Subsidiary has received written affirmative consent from each of its Brokerage Clients as required under Rule 15c3-3(j)(2)(ii), including notification of the general terms and conditions of the products available through the Cash Sweep Program and that the products available to Brokerage Clients under the Cash Sweep Program may change, and such Parent Broker-Dealer Subsidiary and its applicable Affiliates has conducted its Cash Sweep Program in accordance with Applicable Laws.

Section 5.18. FCM Compliance Matters. (a) The Parent FCM Subsidiary is the only Subsidiary of Parent that is an FCM. Since January 1, 2017, the Parent FCM Subsidiary has been (i) duly registered as an FCM under the CEA, and (ii) a member in good standing of the NFA and each other Self-Regulatory Organization of which it is required to be a member. Each natural Person whose functions require him or her to be licensed as an associated person of, and registered with, the Parent FCM Subsidiary is registered with the NFA and all applicable states and other jurisdictions, and such registrations are not, and since January 1, 2017 have not been, suspended, revoked or rescinded and remain in full force and effect, and no such natural Person is registered with more than one FCM in any jurisdiction where such multiple registrations would violate any Applicable Law. Each natural Person who is required to be listed as a principal of the Parent FCM Subsidiary has filed a current Form 8-R with the NFA, which is accurate in all material respects.

(b) The current Form 7-R of the Parent FCM Subsidiary is, and any Form 7-R of Parent or any Affiliate filed before the Closing Date will be at the time of filing, in compliance in all material respects with the applicable requirements of the CEA, the rules thereunder and the rules of any Self-Regulatory Organization, as applicable.

(c) The Regulatory Documents of the Parent FCM Subsidiary have complied, and have been timely filed, in all material respects with and under Applicable Law and the rules and regulations of the CFTC promulgated thereunder and any Self-Regulatory Organization rules applicable to such Regulatory Documents, as in effect at the time the Regulatory Documents were filed. Each such Regulatory Document filed with the CFTC or the NFA since January 1, 2017, as of its respective date, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, in light of the circumstances under which they were made.

(d) (i) None of the Parent FCM Subsidiary or any of its Affiliates, nor any of the Parent FCM Subsidiary’s “associated persons” (as defined in CFTC Rule 1.3) or “principals” (as defined in CFTC Rule 3.1) is (A) ineligible to serve as an FCM or as an “associated person” or “principal” of an FCM, (B) subject to a “statutory disqualification” under Section 8a(2) of the CEA, (C) subject to any material disciplinary proceedings or Orders that would be required to be disclosed on Form 7-R or Form 8-R (and which disciplinary proceedings or Orders are not actually disclosed on such Person’s current Form 7-R or current Form 8-R) to the extent that such Person or its associated persons or principals is required to file such forms, or (D) subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of such Person as an FCM or associated person or principal of an FCM under Section 8a(4) of the CEA, and (ii) there is no Proceeding pending or, to the knowledge of Parent, threatened by any Governmental Authority that would reasonably be expected to result in any of the circumstances described in the foregoing clauses (i)(A), (i)(B), (i)(C) and (i)(D).

(e) No fact relating to the Parent FCM Subsidiary or any “principal” of the Parent FCM Subsidiary, as defined in Form 8-R, requires any response in the affirmative to any question relating to “Criminal Disclosures” in the Parent FCM Subsidiary’s Form 7-R or in the principal’s Form 8-R, except to the extent that such facts have been reflected on such forms.

(f) The services performed by the Parent FCM Subsidiary have been conducted in compliance with all material requirements of the CEA, the rules and regulations of the CFTC, the NFA, and any applicable state regulatory authority or Self-Regulatory Organizations, as applicable. The Parent FCM Subsidiary has established, in compliance with requirements of Applicable Law, and maintained in effect at all times required by Applicable Law since January 1, 2017, written policies and procedures reasonably designed to achieve compliance with the CEA, the CFTC rules thereunder, and the rules of each applicable Self-Regulatory Organization (“Parent FCM Compliance Policies”), including those required by applicable NFA rules. All such Parent FCM Compliance Policies comply in all material respects with Applicable Laws.

(g) The Parent FCM Subsidiary currently maintains, and since January 1, 2017 has maintained, “adjusted net capital” (as such term is defined in CFTC Rule 1.17) equal to or in excess of the minimum “adjusted net capital” required to be maintained by the Parent FCM Subsidiary, and in an amount sufficient to ensure that it is not required to file a notice under CFTC Rule 1.12 or NFA Financial Requirements Section 2.

(h) No Governmental Authority has, since January 1, 2017, formally initiated any administrative proceeding or investigation into the Parent FCM Subsidiary and the Parent FCM Subsidiary has not received any written indication of the commencement of an enforcement action from the CFTC, the NFA or any other Governmental Authority, or other notice alleging any material noncompliance with any Applicable Law governing the operations of the Parent FCM Subsidiary. Parent has no knowledge of any unresolved material violation or material exception raised by any Governmental Authority with respect to the Parent FCM Subsidiary. Since January 1, 2017, the Parent FCM

Subsidiary has not settled any claim or proceeding of the CFTC, the NFA or any other Governmental Authority. The Parent FCM Subsidiary has not had an order, decree or judgement entered against it in connection with any Applicable Law governing the operation of an FCM. As of the date hereof, the Parent FCM Subsidiary is not currently subject to, or has not received any notice of, an examination, inspection, investigation or inquiry by a Governmental Authority, and no examination or inspection has been started or completed for which no examination report is available.

Section 5.19. Material Contracts. Each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Exchange Act but excluding any Parent Employee Plan) to which Parent or any of its Subsidiaries is a party or by which it is bound (each, a “Parent Material Contract”) is, subject to the Bankruptcy and Equity Exceptions, a valid and binding obligation of Parent or a Subsidiary of Parent (as the case may be) and, to the knowledge of Parent, each of the other parties thereto, and in full force and effect and enforceable in accordance with their respective terms against Parent or its Subsidiaries (as the case may be) and, to the knowledge of Parent, each of the other parties thereto (except for such Parent Material Contracts that are terminated after the date of this Agreement in accordance with their respective terms; provided that if such termination is at the option of Parent or any of its Subsidiaries, such termination must be in the ordinary course of business), except where the failure to be valid and binding obligations and in full force and effect and enforceable has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, no Person is seeking to terminate or challenging the validity or enforceability of any Parent Material Contract, except such terminations or challenges which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries, nor to the knowledge of Parent, any of the other parties thereto has violated any provision of, or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under any provision of, and neither Parent nor any of its Subsidiaries has received written notice that it has violated or defaulted under, any Parent Material Contract, except for those violations and defaults (or potential defaults) which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.20. Taxes. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) All Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, Parent or any of its Subsidiaries have been filed when due (giving effect to all extensions) in accordance with all Applicable Law, and all such Tax Returns are true and complete.

(b) Parent and each of its Subsidiaries has paid (or has had paid on its behalf), or has withheld and remitted to the appropriate Taxing Authority, all Taxes due and payable, or (i) where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual or (ii) where payment is being contested in good faith pursuant to appropriate procedures, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate reserve, in each case for all Taxes through the end of the last period for which Parent and its Subsidiaries ordinarily record items on their respective books and records.

(c) (i) All federal income Tax Returns of the affiliated group of which Parent is the common parent through the Tax year ended December 31, 2012 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to all extensions or waivers thereof, has expired, and (ii) except for Tax years 2013 to 2016 neither Parent nor any of its Subsidiaries (or any member of any affiliated, consolidated, combined or unitary group of which Parent or any of its Subsidiaries is or has been a member) has granted any extension or waiver of the limitation period applicable to the assessment or collection of any federal income Tax.

(d) There is no Proceeding (including any audit) pending or, to Parent’s knowledge, threatened in writing against or with respect to Parent or its Subsidiaries in respect of any Tax or Tax asset.

(e) There are no requests for rulings or determinations in respect of any Tax or Tax asset pending between Parent or any of its Subsidiaries and any Taxing Authority.

(f) During the two (2)-year period ending on the date of this Agreement, Parent was not a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(g) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of Parent or any of its Subsidiaries.

(h) No claim has been made in writing by any Taxing Authority in a jurisdiction where Parent or any of Parent’s Subsidiaries does not file Tax Returns that Parent or any such Subsidiary is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(i) Neither Parent nor any of its Subsidiaries (i) has been a member of an affiliated, consolidated, combined or unitary group other than one of which Parent or any of its Subsidiaries was the common parent, (ii) is party to any Tax Sharing Agreement (other than any such agreement solely between Parent and its Subsidiaries), or (iii) has any liability for the Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law) or any Tax Sharing Agreement, or as a transferee or successor.

(j) Neither Parent nor any of its Subsidiaries has taken or agreed to take any action or has knowledge of any fact or circumstance that could reasonably be expected to prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations.

(k) All of the equity interests in Second Merger Sub will be owned by Parent, and Second Merger Sub will be since formation either (i) disregarded as an entity (within the meaning of Section 301.7701-3 of the Treasury Regulations) separate from Parent or (ii) treated as a corporation, in each case for United States federal income tax purposes.

Section 5.21. Employees and Employee Benefit Plans. (a) Neither Parent nor any of its ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to contribute to), or in the past six years has, sponsored, maintained, administered or contributed to (or had any obligation to contribute to), any plan subject to Title IV of ERISA, including any multiemployer plan, as defined in Section 3(37) of ERISA.

(b) Each Parent Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or has applied to the IRS for such a letter within the applicable remedial amendment period or such period has not expired and, to the knowledge of Parent, no circumstances exist that would reasonably be expected to result in any such letter being revoked or not being reissued or a penalty under the IRS Closing Agreement Program if discovered during an IRS audit or investigation. Each trust created under any such Parent Employee Plan is exempt from tax under Section 501(a) of the Code and has been so exempt since its creation.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2017, each Parent Employee Plan has been maintained in compliance with its terms and all Applicable Law. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no Proceeding (other than routine claims for benefits and including an audit) is pending against or involves or, to Parent’s knowledge, is threatened against or reasonably expected to involve, any Parent Employee Plan before any court or arbitrator or any Governmental Authority. To the knowledge of Parent, since January 1, 2017, no events have occurred with respect to any Parent Employee Plan that would reasonably be expected to result in the assessment of any excise taxes or penalties against Parent or any of its Subsidiaries, except for events that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) With respect to any Parent Employee Plan covered by Subtitle B, Part 4 of Title I of ERISA or Section 4975 of the Code, no non-exempt prohibited transaction has occurred that has caused or would reasonably be expected to cause Parent or any of its Subsidiaries to incur any material liability under ERISA or the Code.

(e) Each Parent Employee Plan that is an International Plan that covers Parent Service Providers located primarily in a jurisdiction where the Company operates (i) has been maintained in compliance with its terms and Applicable Law, (ii) if intended to qualify for special tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles, in each case, except as would not be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.22. Labor Matters. (a) Except as would not be material to Parent and its Subsidiaries, taken as a whole, neither Parent nor any of its Subsidiaries is, or since January 1, 2017 has been, a party to or subject to, or is currently negotiating in connection with entering into, any Parent Collective Bargaining Agreement, and there have not been any, and to Parent’s knowledge there are no threatened, organizational campaigns, card solicitations, petition or other unionization activity seeking recognition of a collective bargaining unit relating to any current or former Parent Service Provider. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no unfair labor practice complaints pending or, to Parent’s knowledge, threatened against the Parent or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving any current or former Parent Service Provider with respect to Parent or its Subsidiaries. Except as would not be material to Parent and its Subsidiaries, taken as a whole, there is no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Parent’s knowledge, threatened against or affecting Parent or any of its Subsidiaries.

(b) Since January 1, 2018, (i), no allegations of sexual harassment or other sexual misconduct have been made against any Parent Service Provider with the title of managing director or above and (ii) there are no Actions pending or, to Parent’s knowledge, threatened related to any allegations of sexual harassment or other sexual misconduct by any Parent Service Provider with the title of managing director or above. Since January 1, 2018, neither Parent nor any of its Subsidiaries have entered into any settlement agreements related to allegations of sexual harassment or other sexual misconduct by any Parent Service Provider with the title of managing director or above.

(c) Parent and each of its Subsidiaries is, and has been since January 1, 2017, in material compliance with WARN and has no liabilities or other obligations thereunder.

Section 5.23. Intellectual Property. (a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of the registrations (including patents and domain name registrations) and applications for registration for Parent’s Owned Intellectual Property (the “Parent Registered IP”) has lapsed, expired, been abandoned or been adjudged invalid or unenforceable, and, to the knowledge of Parent, all Parent Registered IP is valid, enforceable and subsisting.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and its Subsidiaries are the sole and exclusive owners of all of Parent’s Owned Intellectual Property and hold all of their right, title and interest in and to all of Parent’s Owned Intellectual Property free and clear of all Liens (other than non-exclusive licenses granted by Parent or one of its Subsidiaries in the ordinary course of business and Permitted Liens), (ii) immediately following the Closing, Parent and its Subsidiaries will own or have a valid and enforceable license to use any and all of the Intellectual Property necessary to, or used or held for use in, the conduct of the respective businesses of Parent and its Subsidiaries as currently conducted, and (iii) to the knowledge of Parent, there exist no material restrictions on the use of any of Parent’s Owned Intellectual Property.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no current or former employee, contractor or consultant of Parent or any of its Subsidiaries owns any rights in or to any of Parent’s Owned Intellectual Property and, to the extent that any such Intellectual Property has been developed or created by any Third Party (including any current or former employee, contractor or consultant) for or on behalf of Parent or any of its Subsidiaries, Parent or one of its Subsidiaries, as applicable, has a written agreement with such Third Party with respect thereto, and thereby either (i) has obtained ownership of and is the exclusive owner of, or (ii) has obtained a valid right to exploit, sufficient for the conduct of the business of Parent and its Subsidiaries as currently conducted, such Intellectual Property.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) to the knowledge of Parent, since January 1, 2017, neither Parent nor any of its Subsidiaries nor the conduct of their respective businesses has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Third Party, (ii) there is no Proceeding pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries (A) alleging that Parent or any of its Subsidiaries has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Third Party or (B) based upon, or challenging or seeking to deny or restrict, the rights of Parent or any Subsidiary of Parent in any of Parent’s Owned Intellectual Property, and (iii) to the knowledge of Parent, no Third Party has infringed, misappropriated, diluted or otherwise violated any of Parent’s Owned Intellectual Property.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and its Subsidiaries have provided reasonable notice of its privacy and personal data collection and use policies on its websites and through other customer and public communications and Parent and its Subsidiaries have complied with such policies, contractual requirements and all Applicable Law relating to (A) the privacy of the users of Parent’s and its Subsidiaries’ respective products, services and websites and (B) the collection, use, processing, storage and disclosure of any personally-identifiable information (including personal health information and any and all “personal data” as that term is defined in European Union’s General Data Protection Regulation and any and all other information, the collection, use, processing, storage and disclosure of which is regulated by an Applicable Law in relation to data protection or data privacy) and other data or information collected, used, processed, stored or disclosed by Parent or any of its Subsidiaries (or, to the knowledge of the Parent, any Third Party that collects, uses, processes, stores or discloses such data or information on behalf of Parent or any of its Subsidiaries), (ii) there is no Proceeding pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries (or, to the knowledge of the Parent, against any Third Party working on behalf of Parent or any of its Subsidiaries) alleging any violation of such policies, contractual requirements or Applicable Law, (iii) none of this Agreement or the consummation of the Transactions will violate any such policy, contractual requirements or Applicable Law and (iv) Parent and its Subsidiaries (and any Third Party working on behalf of Parent and its Subsidiaries) have taken commercially reasonable steps consistent with normal industry practice to protect the types of information referred to in this Section 5.23(e) against loss and unauthorized access, use, modification, disclosure or other misuse, and, to the knowledge of Parent, there has been no unauthorized access, use, modification, disclosure or other misuse of such data or information.

(f) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent’s IT Assets perform in a manner that permits Parent and its Subsidiaries to conduct their respective businesses as currently conducted, (ii) Parent and its Subsidiaries take commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of Parent’s IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable data backup, disaster avoidance and recovery procedures and business continuity procedures, and (iii) to the knowledge of the Parent, there has been no unauthorized use, access, interruption, modification or corruption of Parent’s IT Assets (or any information or transactions stored or contained therein or transmitted thereby).

Section 5.24. Properties. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and its Subsidiaries have good, valid and marketable fee simple title (or its jurisdictional equivalent) to, or valid leasehold interests in, as the case may be, each parcel of real property owned or used by Parent or any of its Subsidiaries, free and clear of all Liens, except for Permitted Liens, (ii) each Lease under which Parent or any of its Subsidiaries leases, subleases or licenses any real property is, subject to the Bankruptcy and Equity Exceptions, a valid and binding obligation of Parent or a Subsidiary of Parent (as the case may be) and, to the knowledge of Parent, each of the other parties thereto, and in full force and effect and enforceable in accordance with its terms against Parent or its Subsidiaries (as the case may be) and, to the knowledge of Parent, each of the other parties thereto (except for such Leases that are terminated after the date of this Agreement in accordance with their respective terms; provided that if such termination is at the option of Parent or any of its Subsidiaries such termination must be in the ordinary course of business), (iii) neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any of the other parties thereto has violated or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under any provision of any Lease, and (iv) neither Parent nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Lease, nor has Parent or any of its Subsidiaries delivered notice to any other party to a Lease that such other party has breached, violated or defaulted under any Lease that remains uncured as of the date hereof. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the real property owned or used by Parent or any of its Subsidiaries and any plants, buildings, structures and equipment thereon owned or leased by Parent and its Subsidiaries have no defects, are in good operating condition and repair and have been maintained consistent with standards generally followed in the industry (given due account to the age and length of use of same, ordinary wear and tear excepted), are adequate and suitable for their present use. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, the material machinery, equipment, furniture, fixtures and other tangible material personal property and assets used by Parent or any of its Subsidiaries.

Section 5.25. Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no Proceeding (including a review) is pending or, to the knowledge of Parent, threatened by any Governmental Authority or other Person relating to Parent or any of its Subsidiaries that relates to, or arises under, any Environmental Law, Environmental Permit or Hazardous Substance;

(b) Parent and its Subsidiaries are, and since January 1, 2017 have been, in compliance with all Environmental Laws and all Environmental Permits and hold all applicable Environmental Permits; and

(c) there are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law, Environmental Permit or Hazardous Substance and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in any such liability or obligation.

Section 5.26. Antitakeover Statutes. Parent has no “rights plan,” “rights agreement,” or “poison pill” in effect. Assuming the representations and warranties set forth in Section 4.30 are true and correct, no “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the Transactions with respect to Parent and its Subsidiaries.

Section 5.27. Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who might be entitled to any fee or commission from Parent or any of its Affiliates in connection with the Transactions.

Section 5.28. No Ownership of Company Common Stock. Neither Parent nor any Subsidiary of Parent beneficially owns, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock (other than any Fiduciary Shares) and neither Parent nor any of its Subsidiaries has any rights to acquire any shares of Parent Common Stock (other than any Fiduciary Shares). There are no voting trusts or other agreements or understandings to which Parent or any Subsidiary of Parent is a party with respect to the voting of the capital stock or other equity interest of the Company.

Section 5.29. No Other Parent Representations and Warranties. Except for the representations and warranties made by Parent in this Article 5 (as qualified by the applicable items disclosed in the Parent Disclosure Schedule in accordance with Section 11.05 and the introduction to this Article 5), neither Parent nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent or its Subsidiaries, or the accuracy or completeness of any information regarding Parent or its Subsidiaries or any other matter furnished or provided to the Company or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the Transactions. Parent and its Subsidiaries disclaim any other representations or warranties, whether made by Parent or any of its Subsidiaries or any of their respective Affiliates or Representatives. Parent acknowledges and agrees that, except for the representations and warranties made by the Company in Article 4 (as qualified by the applicable items disclosed in the Company Disclosure Schedule in accordance with Section 11.05 and the introduction to Article 4), neither the Company nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or made available to Parent in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby or thereby. Parent specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Company and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties. Notwithstanding the foregoing, this Section 5.29 shall not limit Parent’s, Merger Sub’s or the Company’s remedies in the case of fraud.

ARTICLE 6
Covenants of the Company

Section 6.01. Conduct of the Company. From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement, except (x) as required by Applicable Law, (y) as set forth in Section 6.01 of the Company Disclosure Schedule, or (z) as otherwise required or expressly permitted by this Agreement, unless Parent shall otherwise consent in writing (e-mail being sufficient) (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course of business consistent with past practice and use its commercially reasonable efforts to (A) preserve intact its business organization and relationships with customers, members, suppliers, lenders, licensors, licensees, Governmental Authorities with jurisdiction over the Company’s operations and other Third Parties having material business relationships with the Company and its Subsidiaries, (B) maintain in effect all material Company Permits and (C) maintain and preserve the goodwill associated with its business, affairs and properties, its reputation and its brand value; provided that neither the Company nor any of its Subsidiaries shall take any action to comply with the foregoing that would breach any of Section 6.01(a) through (r). Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement, except (x) as required by Applicable Law, (y) as set forth in Section 6.01 of the Company Disclosure Schedule, or (z) as otherwise required or expressly permitted by this Agreement, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed (other than with respect to Section 6.01(c) or Section 6.01(d)), the Company shall not, and shall cause each of its Subsidiaries not to:

(a) adopt or propose any change to its certificate of incorporation, bylaws or other organizational documents (whether by merger, consolidation or otherwise) (including the Company Organizational Documents);

(b) (i) merge or consolidate with any other Person, (ii) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or any division thereof or any assets, securities or property, other than (A) acquisitions of assets, securities or property in the ordinary course of business consistent with past practice in an amount not to exceed $25,000,000 in the aggregate for all such acquisitions, (B) acquisitions of securities under the Company’s investment portfolio consistent with the Company’s investment policy in effect as of the date hereof, (C) acquisitions of any interest in partnerships, joint ventures or similar entities in an amount not to exceed $25,000,000 in aggregate purchase price for all such interests and (D) transactions (1) solely among the Company and one or more of its wholly owned Subsidiaries or (2) solely among the Company’s wholly owned Subsidiaries, or (iii) adopt or publicly propose a plan of complete or partial liquidation, dissolution, recapitalization, restructuring or other reorganization, or resolutions providing for or authorizing such a liquidation, dissolution, recapitalization, restructuring or other reorganization;

(c) (i) split, combine or reclassify any Company Securities (whether by merger, consolidation or otherwise) (other than transactions (1) solely among the Company and one or more of its wholly owned Subsidiaries or (2) solely among the Company’s wholly owned Subsidiaries), (ii) amend any term or alter any rights of any of Company Securities (whether by merger, consolidation or otherwise), (iii) declare, set aside or pay or make any dividend or any other distribution (whether in cash, stock, property or any combination thereof) in respect of any Company Securities or Company Subsidiary Securities (other than dividends or distributions by a Subsidiary of the Company to the Company or a wholly owned Subsidiary of the Company) (in the case of this clause (iii), other than (A) in the case of the Company, (x) regular cash dividends in the ordinary course of business consistent with past practice (including with respect to record and payment dates) in an amount not to exceed $0.14 per share of Company Common Stock per quarter (appropriately adjusted to reflect any stock dividends, subdivisions, splits, combinations or other similar events relating to Company Common Stock) or (y) dividends required to be paid in accordance with the terms of the Company Series A Preferred Stock and the Company Series B Preferred stock, in each case, as in effect on the date of this Agreement or (B) dividends or distributions by a Subsidiary of the Company to the Company or a Subsidiary of the Company), or (iv) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or Company Subsidiary Securities, other than repurchases of shares of Company Common Stock in connection with the exercise of Company Stock Options or the vesting or settlement of Company RSU Awards (including any DERs credited thereon), Company PSU Awards (including any DERs credited thereon), Company Director Restricted Stock Awards and Company Director Deferred RSU Awards (including any DERs credited thereon), in each case in accordance with the terms the Company Stock Plans and of such Company Equity Awards;

(d) issue, deliver or sell, or authorize the issuance, delivery or sale of, any Company Securities or Company Subsidiary Securities, other than (i) the issuance of any shares of Company Common Stock upon the exercise of Company Stock Options, the vesting or settlement of shares of Company RSU Awards (including any DERs credited thereon), Company PSU Awards (including any DERs credited thereon), Company Director Restricted Stock Awards and Company Director Deferred RSU Awards (including any DERs credited thereon) in accordance with the terms of the Company Stock Plans and such Company Equity Awards, (ii) the grant of any Company Equity Award in accordance with Section 6.01(l) of the Company Disclosure Schedule, (iii) the issuance of any Company Subsidiary Securities to the Company or any wholly owned Subsidiary of the Company or (iv) the issuance of any shares of Company Common Stock necessary to comply with applicable regulatory capital requirements;

(e) authorize, make or incur any capital expenditures or obligations or liabilities in connection therewith, other than (i) as contemplated by the capital expenditure budget that has been made available to Parent prior to the date of this Agreement and is set forth on Section 6.01(e) of the Company Disclosure Schedule and (ii) any other capital expenditures not to exceed $2,500,000 in the aggregate;

(f) sell, lease, license, sublicenses, transfer or otherwise dispose of (by merger, consolidation, sale of stock or assets or otherwise), or fail to take any action necessary to maintain, enforce or protect, directly or indirectly, any Subsidiary or any division thereof or of the Company or any assets, securities, interests, businesses or property, other than (i) in the ordinary course of business consistent with past practice for fair market value in an amount not to exceed $25,000,000 in the aggregate, (ii) dispositions of securities under the Company’s investment portfolio consistent with the Company’s investment policy in effect as of the date hereof, or (iii) transactions (A) solely among the Company and one or more of its wholly owned Subsidiaries or (B) solely among the Company’s wholly owned Subsidiaries;

(g) sell, assign, license, sublicense, abandon, allow to lapse, transfer or otherwise dispose of (by merger, consolidation, sale of stock or assets or otherwise), create or incur any Lien (other than a Permitted Lien) on or otherwise fail to take any action necessary to maintain, enforce or protect, directly or indirectly, any of the Company’s material Owned Intellectual Property or Licensed Intellectual Property, other than in the ordinary course of business consistent with past practice (i) pursuant to non-exclusive licenses or (ii) for the purpose of disposing of obsolete or worthless assets;

(h) (i) make any loans or extensions of credit (except for loans under Regulation T, Regulation U and/or the Community Reinvestment Act of 1977) in excess of $10,000,000 in a single transaction or renewals of loans or extensions of credit in excess of $25,000,000, in each case (it being understood that Parent shall be required to respond to any request for a consent to make such loan or extension of credit in writing within two (2) business days after the loan package is delivered to Parent), or make any advances or capital contributions to, or investments in, any other Person, other than loans, advances or capital contributions (A) by the Company to one or more of its wholly owned Subsidiaries or (B) by any Subsidiary of the Company to the Company or any wholly owned Subsidiary of the Company, or (ii) other than in connection with ordinary course activities related to the operations of the Company Bank Subsidiary or the Company Broker-Dealer Subsidiary, incur, assume, suffer to exist or otherwise be liable with respect to, or guarantee or repurchase, or enter into any Contract with respect to (in each case, whether evidenced by a note or other instrument, pursuant to an issuance of debt securities, financing lease, sale-leaseback transaction or otherwise), any indebtedness for borrowed money, other than any issuances of subordinated debt necessary to comply with applicable regulatory capital requirements or additional borrowings under or refinancings or renewals (of an equivalent or lesser principal amount except any increase in the principal amount by an amount equal to unpaid accrued interest and premium thereon plus other reasonable amount paid, and fees and expenses reasonably incurred, in connection with such refinancing or renewal) of the Company Debt on standard market terms available at such time (provided that no such renewals or refinancings shall include prepayment penalties);

(i) create or incur any Lien (except for a Permitted Lien) on any material asset other than Liens created or incurred under the Company Debt or Company Notes or similar Liens under any other permitted indebtedness under Section 6.01(h)(ii), and Liens on assets subject to capital leases entered into in the ordinary course of business;

(j) (i) enter into any Company Material Contract (including (x) by amendment of any Contract that is not a Company Material Contract such that such Contract becomes a Company Material Contract or (y) through acquisition of a subsidiary that is bound by a Company Material Contract) (in each case, other than in the ordinary course of business with respect to a Company Material Contract solely of a type described in Section 4.20(a)(i), Section 4.20(a)

(iii), Section 4.20(a)(iv), Section 4.20(a)(v), Section 4.20(a)(vii) and, to the extent permitted under Section 6.01(b)(ii) (C), Section 4.20(ix)), (ii) terminate, renew, extend or amend in any material respect any Company Material Contract or waive any material right thereunder (other than in the ordinary course of business with respect to a Company Material Contract described in Section 4.20(a)(i) and not described in any other clause of Section 4.20(a)); provided, however that nothing in this Section 6.01(j) shall prevent or restrict the Company and its Subsidiaries from entering into, renewing, extending or amending any customer Contract (other than any such Contract described in any clause of Section 4.20(a) other than Section 4.20(a)(i)) with respect to the Company’s corporate services business;

(k) terminate, amend or modify any material Company Permit in a manner material and adverse to the Company and its Subsidiaries, taken as a whole;

(l) except as required by any Company Employee Plan as in effect as of the date hereof, (i) grant any change in control, retention, severance or termination pay to (or amend any existing arrangement with) any of their respective current or former Company Service Providers, (ii) except as in the ordinary course of business consistent with past practices, enter into any employment, offer letter, term sheet, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any of their respective current or former Company Service Providers, (iii) establish, adopt, amend or enter into any material Company Employee Plan, other than in connection with routine, immaterial or ministerial amendments to health and welfare plans that do not materially increase benefits or result in a material increase in administrative costs, or Company Collective Bargaining Agreement, (iv) grant any equity or equity-based awards to, or discretionarily accelerate the vesting or payment of any such awards held by, any current or former Company Service Provider, (v) increase the compensation, bonus or other benefits payable to any of their respective current or former Company Service Providers, (vi) hire any Key Employees or (vii) terminate (other than for cause) any Key Employees;

(m) make any material change in any method of accounting or accounting principles or practice, except for any such change required by reason of a change in GAAP or Regulation S-X under the Securities Exchange Act (“Regulation S-X”), as approved by its independent public accountants;

(n) enter into any material new line of business;

(o) (i) make or change any material Tax election; (ii) change any annual Tax accounting period; (iii) adopt or change any material method of Tax accounting; (iv) enter into any material closing agreement with respect to Taxes (other than a closing agreement described in clause (v) of this Section 6.01(o)); or (v) settle or surrender (including by entering into a closing agreement) any Tax claim, audit or assessment involving potential payments, or reductions in deferred tax assets, by the Company and its Subsidiaries in excess of $5,000,000;

(p) settle or compromise, or offer or propose to settle or compromise, any claim, action, suit, dispute, investigation, regulatory examination, arbitration, or other Proceeding, whether pending or threatened, (i) involving or against the Company or any of its Subsidiaries, other than in the ordinary course of business consistent with past practice (provided that any individual settlement or compromise or any series of related settlements or compromises involving payments by the Company and its Subsidiaries in excess of $5,000,000 individually or $15,000,000 in the aggregate (in each case, net of any amounts that may be paid under one or more existing insurance policies) or providing for any non-monetary relief shall be deemed not to be in the ordinary course of business), (ii) that relates to the Transactions or (iii) initiated by a stockholder of the Company;

(q) enter into or materially expand any business outside of the U.S. and its territories; or

(r) agree, resolve, authorize, commit or propose to do any of the foregoing.

Section 6.02. Access to Information; Confidentiality. (a) From the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement, upon reasonable notice and subject to Applicable Law, (A) the Company shall, and shall cause each of its Subsidiaries to, afford to Parent and its Representatives, reasonable access, during normal business hours, to all of its offices, properties, books, contracts and records and (B) each party shall, and shall cause each of its respective Subsidiaries to, (i) make available to the other party and its respective Representatives all other information concerning such Person’s businesses, properties and personnel as such party may reasonably request (including in connection with the preparation of the Registration Statement) and (iii) and instruct its respective Representatives to reasonably cooperate with such party’s investigation; provided that, notwithstanding anything to the contrary, neither Parent nor any of its Representatives shall be required to provide the Company or any of its Representatives any projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period or otherwise provide financial information that is not prepared internally in the ordinary course of business. All information furnished pursuant to this Agreement shall be subject to the confidentiality agreement, dated as of January 10, 2020, between Parent and the Company (the “Confidentiality Agreement”). No information or knowledge obtained in any investigation pursuant to this Section 6.02 shall affect or be deemed to modify any representation or warranty made by the Company or Parent pursuant to this Agreement.

(b) Notwithstanding anything to the contrary in this Section 6.02, Section 8.01 or Section 8.02, neither party nor any of its respective Subsidiaries shall be required to provide access to its offices, properties, books, contracts, records or personnel if such access would unreasonably disrupt its operations, or provide access to or to disclose information where such access or disclosure could reasonably be expected to result in the loss the attorney-client privilege of such party or any of its Subsidiaries or contravene any Applicable Law or Contract entered into prior to the date of this Agreement; provided that each party shall, and shall cause its respective Subsidiaries to, use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which such restrictions apply; provided, however, that in no event shall either party have access to individual performance or evaluation records, medical histories or other similar information that in the reasonable opinion of the other party the disclosure of which would reasonably be expected to subject such party or any of its Subsidiaries to risk of liability. Each of Parent and the Company agrees that it will not, and will instruct its Representatives not to, use any information obtained pursuant to this Section 6.02 for any competitive or other purpose unrelated to the consummation of the Transactions.

(c) Each party shall instruct its external auditors to cooperate with the other party’s external auditors as soon as reasonably practicable to agree on the necessary processes and procedures that are required to be undertaken by each of them in relation to the preparation of the Registration Statement.

Section 6.03. No Solicitation by the Company. (a) From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, except as otherwise set forth in this Section 6.03, the Company shall not, and shall cause its Subsidiaries, and its and its Subsidiaries’ officers, directors and employees, investment bankers, attorneys, accountants, consultants and other agents, advisors and representatives (collectively, “Representatives”), not to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or knowingly encourage the submission of any Company Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise knowingly cooperate in any way with, or knowingly assist, participate in, facilitate or knowingly encourage any effort by, any Third Party that the Company knows, or should reasonably be expected to know, is seeking to make, or has made, a Company Acquisition Proposal, (iii) (A) (x) fail to make, (y) withdraw or (z) qualify, amend or modify in any manner adverse to Parent, the Company Board Recommendation (it being understood that any failure to publicly and without qualification either (x) recommend against such Company Acquisition Proposal or (y) reaffirm the Company Board Recommendation, in each case, within ten (10) Business Days after a Company Acquisition Proposal is made public or any request by Parent to do so will be treated as a withdrawal of the Company Board Recommendation that is adverse to Parent for purposes hereof), (B) fail to make, or to include in the Proxy Statement/Prospectus, the Company Board Recommendation or (C) recommend, adopt or approve or publicly propose to recommend, adopt or approve any Company Acquisition Proposal (any of the foregoing in this clause (iii), a “Company Adverse Recommendation Change”), (iv) take any action to make any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws and regulations of the State of Delaware, including Section 203 of the Delaware Law, inapplicable to any Third Party or any Company Acquisition Proposal, or (v) fail to enforce, amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries (provided that if the Board of Directors of the Company determines in good faith that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law, then (I) the Company may waive any such standstill or similar agreement to the extent necessary to permit the Person bound by such provision or agreement to make a Company Acquisition Proposal to the Board of Directors of the Company and (II) concurrently with such waiver by the Company, any standstill or similar provisions in the Confidentiality Agreement shall immediately and automatically cease to be of any force or effect).

Any breach or willful breach of the restrictions on the Company set forth in this Section 6.03(a) by any Subsidiary of the Company or any of its or their respective Representatives shall be deemed to be a breach or willful breach (as applicable) of this Section 6.03(a) by the Company.

(b) Notwithstanding Section 6.03(a), if at any time prior to the receipt of the Company Stockholder Approval (the “Company Approval Time”) (and in no event after the Company Approval Time), the Board of Directors of the Company receives a bona fide written Company Acquisition Proposal made after the date hereof which has not resulted from a violation of this Section 6.03, the Board of Directors of the Company may, subject to compliance with this Section 6.03(b), Section 6.03(c) and Section 6.03(e), (i) engage in negotiations or discussions with any Third Party that, subject to the Company’s compliance with Section 6.03(a), has made after the date of this Agreement an unsolicited bona fide written Company Acquisition Proposal that the Board of Directors of the Company determines in good faith, after consultation with a financial advisor of nationally recognized reputation and outside legal counsel to the Company, constitutes or is reasonably likely to lead to a Company Superior Proposal, (ii) thereafter furnish to such Third Party and its Representatives and financing sources nonpublic information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement with terms (including “standstill” or similar terms) no less favorable to the Company than those contained in the Confidentiality Agreement, a copy of which shall be provided, promptly after its execution, to Parent for informational purposes; provided that all such non-public information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party, and (iii) following receipt of a Company Superior Proposal after the date of this Agreement, (A) make a Company Adverse Recommendation Change and/or (B) terminate this Agreement in accordance with Section 10.01(d)(ii) in order to cause the Company to enter into an Alternate Company Acquisition Agreement with respect to a Company Superior Proposal (a “Company Superior Proposal Termination”), but in each case referred to in the foregoing clauses (i) through (iii) only if the Board of Directors of the Company determines in good faith by majority vote, after consultation with the Company’s outside legal counsel and a financial advisor of nationally recognized reputation, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law. Nothing contained herein shall prevent the Board of Directors of the Company from (A) complying with Rule 14e-2(a) under the Securities Exchange Act with regard to a Company Acquisition Proposal, so long as any action taken or statement made to so comply is consistent with this Section 6.03 or (B) making any required disclosure to the stockholders of the Company if the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with Applicable Law; provided that any Company Adverse Recommendation Change involving or relating to a Company Acquisition Proposal and/or Company Superior Proposal Termination may only be made in accordance with the provisions of this Section 6.03(b), Section 6.03(c) and Section 6.03(e) and, even if permitted by this sentence, shall have the consequences set forth in this Agreement. For the avoidance of doubt, issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Securities Exchange Act shall not be a Company Adverse Recommendation Change.

(c) In addition to the requirements set forth in Section 6.03(b), the Board of Directors of the Company shall not take any of the actions referred to in clauses (i) through (iii) of Section 6.03(b), other than interacting with the Person who made such Company Acquisition Proposal and its Representatives solely to clarify the terms and conditions thereof, unless the Company shall have first delivered to Parent written notice advising Parent that the Company intends to take such action. In addition, the Company shall notify Parent promptly (but in no event later than twenty-four (24) hours) after receipt by the Company (or any of its Representatives) of (i) any Company Acquisition Proposal or (ii) any written request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that, to the knowledge of the Company or any member of its Board of Directors, is considering making, is reasonably likely to make or has made, a Company Acquisition Proposal, which notice shall be provided in writing and shall identify the relevant Third Party and, to the extent known, the material terms and conditions of, any such Company Acquisition Proposal (including any material changes thereto). The Company shall keep Parent reasonably informed, on a reasonably current basis, of the status and details of any such Company Acquisition Proposal (including any changes thereto) and shall promptly (but in no event later than twenty-four (24) hours after receipt) provide to Parent copies of all material correspondence and written materials sent or provided to the Company or any of its Affiliates that describes any material terms or conditions of any Company Acquisition Proposal (as well as written summaries of any material oral communications addressing such matters).

(d) Notwithstanding anything in this Agreement to the contrary, at any time prior to the Company Approval Time (and in no event after the Company Approval Time), the Board of Directors of the Company may effect a Company Adverse Recommendation Change involving or relating to the occurrence of a Company Intervening Event if the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel and financial advisor, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law; provided that (i) the Company shall (A) promptly notify Parent in writing of its intention to take such action (which notice shall set forth in reasonable detail a description of the Company Intervening Event and the rationale for the Company Adverse Recommendation Change) and (B) negotiate in good faith with Parent (to the extent Parent wishes to so negotiate) for five (5) Business Days following such notice regarding revisions to the terms of this Agreement proposed by Parent, and (ii) the Board of Directors of the Company shall not effect any Company Adverse Recommendation Change involving or relating to a Company Intervening Event unless, after the five (5) Business Day period described in the foregoing clause (B), the Board of Directors of the Company determines in good faith by majority vote, after consultation with the Company’s outside legal counsel and financial advisor, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law.

(e) Without limiting or affecting Section 6.03(a), Section 6.03(b) or Section 6.03(c), the Board of Directors of the Company shall not make a Company Adverse Recommendation Change and/or effect a Company Superior Proposal Termination involving or relating to a Company Superior Proposal unless (i) the Company promptly notifies Parent, in writing at least four (4) Business Days before taking such action, that the Company intends to take such action, which notice attaches the most current version of any proposed agreement or a reasonably detailed summary of all material terms of such Company Superior Proposal and the identity of the Third Party making such Company Superior Proposal, (ii) if requested by Parent, during such four (4) Business Day period, the Company and its Representatives have discussed and negotiated in good faith with Parent regarding any proposal by Parent to amend the terms of this Agreement in response to such Company Superior Proposal and (iii) after such four (4) Business Day period, the Board of Directors of the Company, after discussions with the Company’s outside legal counsel and financial advisor, determines in good faith by majority vote, taking into account any proposal by Parent to amend the terms of this Agreement, that such Company Acquisition Proposal continues to constitute a Company Superior Proposal (it being understood and agreed that in the event of any amendment to the financial terms or other material terms of any such Company Superior Proposal, a new written notification from the Company consistent with that described in clause (i) of this Section 6.03(e) shall be required and a new notice period under clause (i) of this Section 6.03(e) shall commence, during which notice period the Company shall be required to comply with the requirements of this Section 6.03(e) anew, except that such new notice period shall be for two (2) Business Days (as opposed to four (4) Business Days)). After delivery of such written notice pursuant to the immediately preceding sentence until the termination of this Agreement in accordance with its terms, the Company shall promptly keep Parent informed of all material developments affecting the material terms of any such Company Superior Proposal (and the Company shall provide Parent with copies of any additional written materials received that relate to such Company Superior Proposal).

(f) For purposes of this Agreement, “Company Superior Proposal” means any bona fide, written, Company Acquisition Proposal (other than a Company Acquisition Proposal which has resulted from a violation of this Section 6.03) (with all references to “15%” in the definition of Company Acquisition Proposal being deemed to be references to “50%” and clauses (ii)(2), (iii)(2) and (iv)(B)(2) being disregarded) on terms that the Board of Directors of the Company determines in good faith by majority vote, after consultation with a financial advisor of nationally recognized reputation and the Company’s outside legal counsel, and taking into account all the terms and conditions of the Company Acquisition Proposal (including the identity of the Person making the Company Acquisition Proposal and the expected timing and likelihood of consummation, any governmental or other approval requirements (including divestitures and entry into other commitments and limitations), break-up fees, expense reimbursement provisions, conditions to consummation, availability of necessary financing and all other financial, regulatory, legal and other aspects of such Company Acquisition Proposal), would result in a transaction (i) that, if consummated, is more favorable to the Company’s stockholders from a financial point of view than the Transactions (taking into account any proposal by Parent to amend the terms of this Agreement proposed pursuant to Section 6.03(e)), (ii) that is reasonably capable of being completed on the terms proposed (taking into account the identity of the Person making the Company Acquisition Proposal, any approval requirements and all other financial, regulatory, legal and other aspects of such Company Acquisition Proposal) and (iii) for which financing, if a cash transaction (whether in whole or in part), is then fully committed and reasonably determined to be available by the Board of Directors of the Company.

(g) “Company Intervening Event” means any material event, circumstance, development, change, occurrence or effect occurring or arising after the date of this Agreement that (i) was not known or reasonably foreseeable, or the material consequences of which were not known or reasonably foreseeable, in each case to the Board of Directors of the Company as of or prior to the date of this Agreement, and (ii) does not relate to (A) the receipt, existence, or terms of a Company Acquisition Proposal, or (B) any event, development, or change in circumstances resulting from a breach of this Agreement by the Company or any action relating to any Company Condition Regulatory Approvals or Parent Condition Regulatory Approvals (including the status thereof) taken pursuant to or in compliance with Section 8.01; provided that, in any case, in no event shall any of the following events constitute a Company Intervening Event: (1) any decline, in and of itself, in the market price or trading volume of Parent Stock, any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to Parent or any of its Subsidiaries (but not including, in each case, the underlying causes thereof); (2) any failure, in and of itself, by Parent or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (but not including, in each case, the underlying causes thereof); and (3) compliance with or performance under this Agreement or the transactions contemplated by this Agreement.

(h) The Company shall, and shall cause its Affiliates and its and its Affiliates’ respective Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date of this Agreement with respect to any Company Acquisition Proposal and shall use its reasonable best efforts to cause any such Third Party (and its agents or advisors) in possession of confidential information about the Company that was furnished by or on behalf of the Company to such Persons to return or destroy all such information.

(i) Notwithstanding (i) any Company Adverse Recommendation Change, (ii) the making of any Company Acquisition Proposal or (iii) anything in this Agreement to the contrary, until termination of this Agreement (including a Company Superior Proposal Termination), (x) in no event may the Company or any of its Subsidiaries (A) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar instrument constituting or relating to a Company Acquisition Proposal (an “Alternate Company Acquisition Agreement”) (other than a confidentiality agreement in accordance with Section 6.03(b) or an Alternative Company Acquisition Agreement with respect to a Company Superior Proposal pursuant to Section 6.03(b)), (B) except as required by Applicable Law, make, facilitate or provide information in connection with any SEC or other Filings in connection with the transactions contemplated by any Company Acquisition Proposal or (C) seek any Consents in connection with the transactions contemplated by any Company Acquisition Proposal and (y) the Company shall otherwise remain subject to all of its obligations under this Agreement, including, for the avoidance of doubt, the obligation to hold the Company Stockholder Meeting; provided that, for the avoidance of doubt, the Company may effect a Company Superior Proposal Termination pursuant to the terms of Section 6.03(b), upon which it shall have no obligation to hold the Company Stockholder Meeting.

Section 6.04. Transition. (a) In order to facilitate the integration and the operations of the Company and Parent and their respective Subsidiaries and to permit the coordination of their related operations on a timely basis after the Effective Time, and in an effort to accelerate to the earliest time possible after the Effective Time the realization of synergies, operating efficiencies and other benefits expected to be realized as a result of the Merger, upon Parent’s request, the parties shall establish a transition planning team of at least six members (the “Transition Team”) comprised of an equal number of representatives of Parent and the Company, which shall be responsible for facilitating a transition and integration planning process to ensure the successful combination of the operations of Parent and the Company. Upon Parent’s request, subject to Applicable Law, the Transition Team shall be responsible for developing and implementing a detailed action plan for the combination of the businesses from and after the Effective Time and shall (i) confer on a regular and continued basis regarding the status of the transition and integration planning process, (ii) communicate and consult with its members with respect to the manner in which the respective businesses will be conducted from and after the Effective Time and (iii) coordinate human resources integration.

(b) Between the date of this Agreement and the Closing Date, (i) (A) Parent may implement retention and/ or incentive programs for certain employees of Parent and of Company (which programs, for the avoidance of doubt, may be implemented in Parent’s sole discretion), under which programs employees of the Company will be considered for participation based on substantially the same factors and in substantially the same manner as similarly situated employees of Parent and (B) at the reasonable request of Parent, the Company shall cooperate in good faith with Parent to establish and implement Company-sponsored employee retention and transition incentive programs designed to encourage the retention and performance of employees and groups of employees of the Company and its Subsidiaries who are mutually identified by the Company and Parent, and (ii) the Company shall, and shall cause its Subsidiaries to, coordinate with Parent with respect to the formulation and dissemination of internal and external communications and announcements relating to the impact on employees of the Company and its Subsidiaries of the Merger and the integration of the operations of the Company with those of Parent. Notwithstanding anything to the contrary in this Agreement, the adoption of a retention and transition incentive program described above in this Section 6.04(b) pursuant to the mutual written agreement of the Company and Parent, and the obligations and liabilities relating to such agreed program, shall be disregarded for purposes of determining the completeness, truthfulness and accuracy of the representations of the Company set forth in Article 4 and for purposes of determining the Company’s compliance with its covenants under Section 6.01.

Section 6.05. Indenture. The Company shall timely provide or cause to be provided, in accordance with the provisions of the Company’s indenture, dated August 27, 2017, as supplemented by the supplemental indentures relating thereto (the “Indenture”) relating to the Company’s 2.95% Senior Notes due August 2022, 3.80% Senior Notes due August 2027 and 4.50% Senior Notes due June 2028 (the “Company Notes”), to the trustee under the Indenture, any notices, announcements, certificates or legal opinions required by the Indenture to be provided in connection with the Merger prior to the Effective Time. In the event Parent requests that any of the Company Notes be amended, redeemed or satisfied and discharged prior to or at the Effective Time, Parent shall make available to the Company prior to or at the Effective Time, as applicable, all funds necessary to satisfy any obligations of the Company to the holders of the Company Notes that may arise including (i) any funds necessary to repurchase, redeem or otherwise acquire any of the Company Notes and (ii) principal, interest and any applicable premiums or consent payments in connection with the repurchase, redemption or acquisition of the Company Notes. Parent shall, promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs, fees and expenses (including attorneys’ fees and expenses) to the extent such costs, fees and expenses are incurred by the Company, its Subsidiaries or their respective Representatives in connection with the Company complying with its obligations under this Section 6.05. Parent and its counsel shall be given a reasonable opportunity to review and comment on any notice, announcement, certificate or legal opinion referred to in this Section 6.05, in each case, before such document is provided to the trustee under the Indenture, and such documents shall be reasonably acceptable to Parent. The Company shall not redeem the Company Notes without the prior written consent of Parent.

Section 6.06. Advisory Client Consents. (a) Negative Consents; Affirmative Consents. The Company RIA Subsidiary shall use its reasonable best efforts to obtain, in accordance with Applicable Law and the applicable Advisory Agreement, the consent of each Advisory Client to the deemed assignment of its Advisory Agreement as a result of the Transactions prior to Closing. Without limiting the generality of the foregoing, the Company RIA Subsidiary shall send, within 60 days of the date hereof, notices complying with all Applicable Laws and applicable Advisory Agreements to each Person that is an Advisory Client as of the date hereof (i) informing such Advisory Client of the Transactions, (ii) informing such Advisory Client that such Company RIA Subsidiary intends to continue to provide Investment Advisory Services to such Advisory Client after Closing and requesting such Advisory Client’s consent thereto and (iii) requesting the requisite consent of such Advisory Client to the Transactions. Notwithstanding the foregoing, in the event that the affirmative written consent of any Advisory Client is required under Applicable Law or Advisory Agreement in connection with the Transactions (including the deemed assignment of the Advisory Client’s Advisory Agreement), then the Company RIA Subsidiary, with the cooperation of Parent, shall use reasonable best efforts to obtain such affirmative written consent prior to Closing. Parent shall have a reasonable opportunity to review and comment on all materials used to seek Advisory Client consents, or disclose the Transactions to New Clients, for purposes of this Section 6.06(a) prior to distribution. The Company agrees to cause the Company RIA Subsidiary to cooperate with and support the Company’s efforts under this Section 6.06(a).

(b) Cooperation. Parent shall (i) reasonably cooperate with and assist the Company and the Company RIA Subsidiary in connection with obtaining the approvals and consents sought pursuant to this Section 6.06 and (ii) promptly provide to the Company RIA Subsidiary in writing all information concerning Parent and its Affiliates as is required under Applicable Law, reasonably required or otherwise reasonably requested in order for such Company RIA Subsidiary to seek to obtain the approvals and consents to be sought pursuant to this Section 6.06.

Each party shall cause all information relating to such party and its Affiliates supplied by it for inclusion in such requests for approvals and consents, at the time of the mailing or delivery of such requests for approvals and consents or supplemental communications related thereto, to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE 7
Covenants of Parent

Section 7.01. Conduct of Parent. From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement, except (x) as required by Applicable Law, (y) as set forth in Section 7.01 of the Parent Disclosure Schedule, or (z) as otherwise required or expressly permitted by this Agreement, unless the Company shall otherwise consent in writing (e-mail being sufficient) (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not, and shall cause each of its Subsidiaries not to:

(a) adopt or propose any change to the Parent Organizational Documents (whether by merger, consolidation or otherwise) in a manner that would be materially adverse to the Company’s stockholders;

(b) (i) merge or consolidate with any other Person or (ii) acquire (including by merger, consolidation, acquisition of stock or assets or entry into joint venture) any interest in any corporation, partnership, other business organization or any division thereof or any assets, securities or property (except in the ordinary course of business), in each case in this clause (b) that, individually or in the aggregate, would, or would reasonably be expected to, prevent, enjoin or delay beyond the End Date the receipt of the Parent Condition Regulatory Approvals;

(c) adopt or propose a plan of complete or partial merger, liquidation, consolidation, recapitalization, restructuring or other reorganization or dissolution with respect to Parent or Merger Sub, or resolutions providing for or authorizing such a merger, liquidation, consolidation, recapitalization, restructuring or other reorganization or dissolution with respect to Parent or Merger Sub;

(d) declare, set aside or pay or make any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of Parent Common Stock or any shares of any Subsidiary of Parent’s capital stock or other securities, other than (A) in the case of Parent, (x) regular cash dividends in the ordinary course of business consistent with past practice (including with respect to record and payment dates) or (y) subject to Section 2.06, stock dividends or (B) dividends or distributions by a Subsidiary of Parent to Parent or a Subsidiary of Parent;

(e) agree, resolve, authorize, commit or propose to do any of the foregoing.

Section 7.02. Obligations of Merger Sub. Until the Effective Time, Parent shall at all times be the direct owner of all of the outstanding shares of capital stock of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement. Promptly following the execution of this Agreement, Parent shall cause the sole stockholder of Merger Sub to execute and deliver a written consent adopting this Agreement in accordance with the Delaware Law and provide a copy of such written consent to the Company, and thereafter neither Parent nor any of its Subsidiaries shall amend, modify or withdraw such consent.

Section 7.03. Director and Officer Liability. (a) For a period of six (6) years after the Effective Time, the Surviving Corporation and Parent shall (with respect to Parent, only to the extent that the Surviving Company is permitted to do so under Applicable Law), jointly and severally, indemnify and hold harmless and shall advance expenses as incurred, in each case to the extent (subject to Applicable Law) such Persons are indemnified as of the date of this Agreement by the Company pursuant to the Company Organizational Documents, the governing or organizational documents of any Subsidiary of the Company and any indemnification agreements in existence as of the date hereof, each present and former director and officer of the Company and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Company Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual Proceeding, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director, officer or employee of the Company or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the Transactions; provided, that in the case of advancement of expenses, any Company Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Company Indemnified Party is not entitled to indemnification; provided, further, that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law.

(b) For a period of six (6) years after the Effective Time, Parent shall cause to be maintained in effect policies of directors’ and officers’ liability insurance with terms, conditions, retentions and limits of liability that are at least as favorable to the Company Indemnified Parties as such policies maintained by the Company as of the date hereof with respect to claims arising from facts or events which occurred at or before the Effective Time; provided, however, that the Surviving Corporation shall not be obligated to expend, on an aggregate basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap or such coverage is not otherwise available, then Parent shall cause to be maintained policies of insurance which, in Parent’s good faith determination, provide the maximum coverage available at an aggregate premium equal to the Premium Cap. In lieu of the obligations set forth in the foregoing sentence, Parent or the Company may obtain at or prior to the Effective Time a six (6)-year “tail” policy under the Company’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c) The provisions of this Section 7.03 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives. If Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its assets to any other person, then in each such case, Parent will cause, to the extent necessary, proper provision to be made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, will assume the obligations set forth in this Section 7.03.

Section 7.04. Employee Matters. (a) Section 7.04(a) of the Parent Disclosure Schedules sets forth the compensation and benefits that will be provided for a specified period of time following the Closing by the Surviving Corporation to the individuals who are employed by the Company and its Subsidiaries immediately prior to the Effective Time to the extent they continue as employees of the Surviving Corporation, Parent or any of Parent’s Subsidiaries (including Subsidiaries of the Surviving Corporation) during all or a portion of the period beginning on the Closing Date through December 31, 2021 (the “Affected Employees”).

(b) In the event any Affected Employee first becomes eligible to participate under any Parent Employee Plan following the Effective Time, Parent shall, or shall cause its Subsidiaries to: (i) waive, or cause to be waived, any preexisting conditions, exclusions, limitations and waiting periods with respect to participation and coverage requirements applicable to such Affected Employee under any Parent Employee Plan providing medical, dental or vision benefits to the same extent such limitation would have been waived or satisfied under the applicable Company Employee Plan such Affected Employee participated in immediately prior to coverage under such Parent Employee Plan and (ii) provide such Affected Employee with credit for any copayments and deductibles paid under a Company Employee Plan during the calendar year in which the Closing Date occurs for purposes of satisfying such year’s co-payment and deductible limitations under the relevant Parent Employee Plan in which such Affected Employee is eligible to participate from and after the Closing Date, to the same extent such credit was given under the Company Employee Plan such Affected Employee participated in immediately prior to coverage under such Parent Employee Plan in satisfying any applicable deductible or out-of-pocket requirements under such Parent Employee Plan.

(c) As of the Effective Time, Parent shall, or shall cause its Subsidiaries to, recognize all service of each Affected Employee prior to the Effective Time with the Company and its Subsidiaries (including any respective predecessors to the extent the Company has provided Parent with all reasonably necessary records documenting such service with such predecessors) for all purposes, except for equity compensation vesting purposes, under any benefit plan or arrangement of Parent, the Surviving Corporation or any of their respective Subsidiaries providing benefits to such Affected Employee after the Effective Time to the same extent such service credit was granted under any benefit plan or arrangement of the Company or any of its Subsidiaries. In no event shall anything contained in this Section 7.04(c) result in any duplication of benefits for the same period of service.

(d) Effective as of immediately prior to the Effective Time, unless otherwise directed in writing by Parent at least five Business Days prior to the Effective Time, the Company shall terminate the Company 401(k) Plan. In connection with the termination of such plan, Parent shall permit each Affected Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including all participant loans) in cash or notes (in the case of participant loans) in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Affected Employee from such plan to an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Code) of Parent or any of its Subsidiaries (a “Parent Qualified Plan”). If the Company 401(k) Plan is terminated as described herein, the Affected Employees shall be eligible immediately upon the Closing Date to commence participation in a Parent Qualified Plan.

(e) Prior to the Effective Time, the Board of Directors of the Company or the appropriate committee thereof shall take all actions reasonably necessary, including adopting any resolutions or amendments and providing any notices to participants, (which resolutions, amendments and notices, if applicable, shall be reasonably satisfactory to Parent) with respect to the Company’s 2018 Employee Stock Purchase Plan (the “ESPP”) to: (i) cause the Offering Period (as defined in the ESPP) ongoing as of the date of this Agreement to be the final Offering Period under the ESPP and the options under the ESPP to be exercised on the earlier of (x) the scheduled purchase date for such Offering Period and (y) the date that is five Business Days prior to the Closing Date (with any participant payroll deductions not applied to the purchase of shares of Company Common Stock promptly returned to the participant), (ii) prohibit any individual who is not participating in the ESPP as of the date of this Agreement from commencing participation in the ESPP following the date of this Agreement, (iii) prohibit participants in the ESPP from increasing their payroll deductions from those in effect as of the date of this Agreement and (iv) terminate the ESPP effective immediately at the end of 6-month period from the date of this Agreement.

(f) Without limiting the generality of Section 11.07, nothing contained in this Section 7.04 or elsewhere in this Agreement, express or implied (i) shall cause either Parent or any of its Affiliates to be obligated to continue to employ any Person, including any Affected Employees, for any period of time following the Effective Time, (ii) shall prevent Parent or its Affiliates from revising, amending or terminating any Company Employee Plan or any other employee benefit plan, program or policy in effect from time to time, (iii) shall be construed as an amendment of any Company Employee Plan or Parent Employee Plan, or (iv) shall create any third-party beneficiary rights in any director, officer, employee or individual Person, including any present or former employee, officer, director or individual independent contractor of the Company or any of its Subsidiaries (including any beneficiary or dependent of such individual).

ARTICLE 8
Covenants of Parent and the Company

The parties hereto agree that:

Section 8.01. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, each of the Company and Parent shall use reasonable best efforts (except where a different efforts standard is specifically contemplated by this Agreement, in which case, such different standard shall apply) to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the Transactions (including (i) preparing and filing, as promptly as practicable, with any Governmental Authority or other Third Party all documentation to effect all necessary Filings (including Filings pursuant to the HSR Act, which such Filings pursuant to the HSR Act shall be made within fifteen (15) Business Days after the date of this Agreement) (and, absent the prior written consent of the other party, not withdrawing any such Filings) and resubmitting any such Filings as soon as is reasonably practicable in the event such filings are rejected for any reason whatsoever by the relevant Governmental Authority and (ii) using reasonable best efforts (except where a different efforts standard is specifically contemplated by this Agreement, in which case, such different standard shall apply) to obtain, as promptly as practicable, all Consents required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the Transactions). To the extent permitted by Applicable Law, the Company and Parent shall deliver as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested by any Governmental Authority in connection with the Transactions. Without limiting the foregoing, none of the Company or Parent or their respective Affiliates shall extend any waiting period or comparable period under the HSR Act or other Antitrust Laws or enter into any agreement with any Governmental Authority not to consummate the Transactions, except with the prior written consent of the other party (which shall not be unreasonably withheld, conditioned or delayed).

(b) Each of the Company and Parent shall, to the extent permitted by Applicable Law (i) promptly notify the other party of any written communication made or received by the Company or Parent, as applicable, with any Governmental Authority relating to Antitrust Law (or any other Filings made pursuant to this Section 8.01) and regarding this Agreement, the Merger or any of the other Transactions, and, if permitted by Applicable Law and reasonably practical, permit the other party to review in advance any proposed written communication to any such Governmental Authority and incorporate such other party’s (and any of their respective outside counsel’s) reasonable comments to such proposed written communication, (ii) not agree to participate in any in-person meeting or substantive discussion with any Governmental Authority in respect of any Filing, investigation or inquiry relating to Antitrust Law (or any other Filings made pursuant to this Section 8.01) and regarding this Agreement or any of the Transactions unless, to the extent reasonably practicable, it consults with such other party in advance and, to the extent permitted by such Governmental Authority, gives such other party the opportunity to attend or participate, as applicable, and (iii) promptly furnish the other party with copies of all correspondence, filings and written communications between it and its Affiliates and Representatives, on the one hand, and such Governmental Authority or its respective staff, on the other hand, with respect to this Agreement and the Transactions. Any materials exchanged in connection with this Section 8.01 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of the Company or other competitively sensitive material; provided, that the parties may, as they deem advisable and necessary, designate any materials provided to the other under this Section 8.01 as “outside counsel only.”

(c) Notwithstanding anything to the contrary set forth in this Agreement, and in furtherance and not in limitation of the foregoing, Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to resolve, avoid, or eliminate impediments or objections, if any, that may be asserted by any Governmental Authority with respect to the Transactions so as to enable the Merger to occur prior to the End Date; provided that nothing in this Section 8.01 or anything else in this Agreement shall require Parent, any of its Affiliates or any of its Subsidiaries to (and neither the Company nor any of its Subsidiaries shall, or shall offer or agree to, do any of the following without Parent’s prior written consent): (i) propose, negotiate, commit to or effect, by consent decree, hold separate orders or otherwise, the sale, divesture, disposition, or license of any assets, properties, products, rights, services or businesses of Parent, Parent’s Subsidiaries, Parent’s Affiliates, or the Company or any of its Subsidiaries, or any interest therein, or agree to any other structural or conduct remedy, (ii) otherwise take or commit to take any actions that would limit Parent’s, Parent’s Subsidiaries, Parent’s Affiliates, or the Company’s or its Subsidiaries’ freedom of action with respect to, or its or their ability to retain any assets, properties, products, rights, services or businesses of Parent, Parent’s Subsidiaries, Parent’s Affiliates, or the Company or any of its Subsidiaries, or any interest or interests therein; or (iii) agree to do any of the foregoing, in each case of the foregoing clauses (i), (ii) and (iii), except with respect to the wealth management businesses of Parent, the Company and their respective Subsidiaries and only if such action (A) does not relate to any share plan administration or corporate services business (including Parent’s “Shareworks by Morgan Stanley” business) and (B) would not otherwise reasonably be expected to materially and adversely affect the combined wealth management businesses of Parent and its Subsidiaries (including the Surviving Company), taken as a whole (after giving effect to the Merger) (any of the actions described in this proviso, a “Burdensome Condition”). Notwithstanding the foregoing, at the written request of Parent, the Company shall, and shall cause its Subsidiaries to, agree to take any action that would constitute a Burdensome Condition so long as such action is conditioned upon the occurrence of the Closing.

(d) In the event any Proceeding by any Governmental Authority or other Third Party is commenced which questions the validity or legality of, or otherwise challenges, the Transactions, or seeks damages in connection therewith, Parent and the Company shall, subject to the provisions set forth in this Section 8.01(d), reasonably cooperate and use reasonable best efforts to defend against such Proceeding, and if an injunction or other Order is issued in any such Proceeding, to use reasonable best efforts to have such injunction or other Order lifted or extinguished, and to cooperate reasonably regarding any other impediment to the consummation of the Transactions; provided, that, unless Parent elects to do so, nothing in this Agreement shall require Parent to commence any litigation against any Governmental Authority. Parent shall, in consultation with the Company, be entitled to direct the defense of the Transactions before any Governmental Authority and to take the lead in the scheduling of, and strategic planning for, any meetings with, and the conducting of negotiations with, Governmental Authorities regarding (x) the expiration or termination of any applicable waiting period relating to the Merger under the HSR Act, (y) any other

Antitrust Law or (z) obtaining any Parent Governmental Authorization or Company Governmental Authorization or any other Consent from a Governmental Authority, so long as Parent’s actions in connection therewith are otherwise in accordance with Parent’s obligations under this Section 8.01.

(e) As soon as reasonably practicable, but in no event more than 30 days, following the date hereof, the Company shall make all Filings with the Federal Reserve Board and OCC necessary, proper or advisable to consummate and make effective as promptly as practicable the Transactions.

(f) As soon as reasonably practicable following the date hereof, the Company shall cause the Company Broker-Dealer Subsidiary to prepare and submit a FINRA Application consistent with the requirements of FINRA Rule 1017 seeking approval of the change of ownership and control of the Company Broker-Dealer Subsidiary contemplated by the Transactions and this Agreement. The Form of the FINRA Application shall be subject to the approval of Parent, which approval shall not unreasonably be withheld, conditioned or delayed. Parent shall (and shall cause its Affiliates to) timely provide to the Company all information required to complete the FINRA Application and respond to any further FINRA requests.

(g) Parent acknowledges and agrees that, notwithstanding anything in this Agreement to the contrary, the Company and the Company Broker-Dealer Subsidiary shall not be obligated to take any action that could reasonably be expected to give rise to any requirement for a FINRA Application pursuant to FINRA Rule 1017(a)(5) for approval of any material change in business operations of the Company Broker-Dealer Subsidiary in connection with the transactions contemplated hereby prior to the Closing.

(h) As soon as reasonably practicable following the date hereof, the Company shall cause the Company Broker-Dealer Subsidiary and each other Subsidiary of the Company that is a participant in DTC, NSCC, or FICC to submit to DTCC, on behalf of each of DTC, NSCC and FICC, written notification regarding the change of ownership and control of the Company Broker-Dealer Subsidiary and such other Subsidiaries contemplated by the Transactions and this Agreement (the “DTCC Notifications”) consistent with the requirements of the rules of each of DTC, NSCC and FICC.

(i) At least thirty (30) days prior to the Closing Date, the Company shall cause the Company Broker-Dealer Subsidiary and the FCM Subsidiary to submit written notification regarding the change of ownership and control of such entities to any Self-Regulatory Organization of which it is a member and to each state or other U.S. jurisdiction in which it is registered to act as a Broker-Dealer (the “Other Regulatory Notifications”).

(j) The Company and Parent shall reasonably cooperate with each other and their respective Representatives in obtaining any other Consents that may be required in connection with the Transactions; provided that pursuing the Consents described in Section 6.06 and Section 8.01(a) to Section 8.01(i) shall be governed by Section 6.06 and Section 8.01(a) to Section 8.01(i), respectively. Notwithstanding anything to the contrary in this Agreement, nothing herein shall obligate or be construed to obligate the Company or any of its Affiliates or Parent or any of its Affiliates to, and without Parent’s prior written consent neither the Company nor any of its Affiliates shall, make, or to cause to be made, any payment or other accommodation to any Third Party in order to obtain the Consent of such Third Party under any Material Contract.

Section 8.02. Certain Filings; SEC Matters. (a) As promptly as practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and file with the SEC a proxy statement relating to the Company Stockholder Meeting (together with all amendments and supplements thereto, the “Proxy Statement/Prospectus”) in preliminary form, and (ii) Parent shall prepare and file with the SEC a Registration Statement on Form S-4 which shall include the Proxy Statement/Prospectus (together with all amendments and supplements thereto, the “Registration Statement”) relating to the registration of the shares of Parent Stock to be issued to the stockholders of the Company pursuant to the Parent Share Issuance. The Proxy Statement/Prospectus and Registration Statement shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Securities Exchange Act and other Applicable Law.

(b) Each of the Company and Parent shall use its reasonable best efforts to have the Proxy Statement/Prospectus cleared by the SEC as promptly as practicable after its filing, and Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after its filing and keep the Registration Statement effective for so long as necessary to consummate the Merger. Each of the Company and Parent shall, as promptly as practicable after the receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Proxy Statement/ Prospectus and the Registration Statement received by such party from the SEC, including any request from the SEC for amendments or supplements to the Proxy Statement/Prospectus and the Registration Statement, and shall provide the other with copies of all material or substantive correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Notwithstanding the foregoing, prior to filing the Registration Statement or mailing the Proxy Statement/Prospectus or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall provide the other party and its counsel a reasonable opportunity to review such document or response (including the proposed final version of such document or response) and consider in good faith the comments of the other party in connection with any such document or response. None of the Company, Parent or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Registration Statement or the Proxy Statement/Prospectus unless it consults with the other party in advance and, to the extent permitted by the SEC, allows the other party to participate. Parent shall advise the Company, promptly after receipt of notice thereof, of the time of effectiveness of the Registration Statement, and the issuance of any stop order relating thereto or the suspension of the qualification of shares of Parent Stock for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Company and Parent shall use its reasonable best efforts to take any other action required to be taken by it under the Securities Act, the Securities Exchange Act, Delaware Law and the rules of the NYSE (solely in the case of Parent) and NASDAQ (solely in the case of the Company) in connection with the filing and distribution of the Proxy Statement/Prospectus and the Registration Statement, and the solicitation of proxies from the stockholders of the Company thereunder. Subject to Section 6.03, the Proxy Statement/Prospectus shall include the Company Board Recommendation.

(c) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things, necessary, proper or advisable under Applicable Laws and the rules and policies of the NYSE and the SEC to enable the listing of the Parent Stock being registered pursuant to the Registration Statement on the NYSE no later than the Effective Time, subject to official notice of issuance. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the Transactions (provided that in no event shall Parent be required to qualify to do business in any jurisdiction in which it is not now so qualified or file a general consent to service of process). Parent shall also take all actions necessary or appropriate to ensure that, at Closing, the New Parent Replacement Series A Preferred Stock and the New Parent Replacement Series B Preferred Stock will be validly issued and outstanding, including by filing of any certificates of designation with respect to the New Parent Replacement Series A Preferred Stock and the New Parent Replacement Series B Preferred Stock with the Delaware Secretary of State at or prior to Closing.

(d) Each of the Company and Parent shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the applicable party) stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, Filing, notice or application made by or on behalf of the Company, Parent or any of their respective Subsidiaries, to the SEC, the NYSE or NASDAQ in connection with the Transactions, including the Registration Statement and the Proxy Statement/Prospectus. In addition, each of the Company and Parent shall use its reasonable best efforts to provide information concerning it necessary to enable the Company and Parent to prepare required pro forma financial statements and related footnotes in connection with the preparation of the Registration Statement and/or the Proxy Statement/Prospectus.

(e) If at any time prior to the Company Approval Time, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent that should be set forth in an amendment or supplement to either of the Registration Statement or the Proxy Statement/Prospectus, so that either of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall promptly be prepared and filed with the SEC and, to the extent required under Applicable Law, disseminated to the stockholders of the Company.

Section 8.03. Company Stockholder Meeting. (a) Following the execution of this Agreement, the Company shall, in consultation with Parent, set a record date for the Company Stockholder Meeting, which record date shall be prior to the date of effectiveness of the Registration Statement, and commence a broker search pursuant to Section 14a-13 of the Securities Exchange Act in respect thereof at least twenty (20) Business Days prior thereto. As promptly as practicable following the effectiveness of the Registration Statement, the Company shall, in consultation with Parent, in accordance with Applicable Law and the Company Organizational Documents, (i) duly call and give notice of a meeting of the stockholders of the Company entitled to vote on the Merger (the “Company Stockholder Meeting”) at which meeting the Company shall seek the Company Stockholder Approval, (ii) cause the Proxy Statement/ Prospectus (and all other proxy materials for the Company Stockholder Meeting) to be mailed to its stockholders and (iii) duly convene and hold the Company Stockholder Meeting. Subject to Section 6.03, the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause the Company Stockholder Approval to be received at the Company Stockholder Meeting or any adjournment or postponement thereof, and shall comply with all legal requirements applicable to the Company Stockholder Meeting. The Company shall not, without the prior written consent of Parent, adjourn, postpone or otherwise delay the Company Stockholder Meeting; provided, however, that Company may postpone or adjourn the Company Stockholder Meeting to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Board of Directors of the Company has determined in good faith after consultation with outside counsel is necessary under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholder Meeting. If, on the date of the Company Stockholder Meeting, Parent reasonably determines in good faith that the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, the Company shall at its election or upon the written request of Parent adjourn the Company Stockholder Meeting until such date as shall be mutually agreed upon by the Company and Parent, which date shall be not less than five (5) days nor more than ten (10) days after the date of adjournment, and subject to the terms and conditions of this Agreement, shall continue to use its reasonable best efforts, together with its proxy solicitor, to assist in the solicitation of proxies from stockholders relating to the Company Stockholder Approval.

(b) The Company shall coordinate with Parent regarding the record date and the meeting date for the Company Stockholder Meeting.

Section 8.04. Public Announcements. The initial press release concerning this Agreement and the Transactions shall be a joint press release to be agreed upon by the Company and Parent. Following such initial press release, Parent and the Company shall consult with each other before issuing any additional press release, making any other public statement or scheduling any press conference, conference call or meeting with investors or analysts or making or distributing any broad-based employee communication, in each case, with respect to this Agreement or the Transactions (collectively, a “Release”) and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement or schedule any such press conference, conference call or meeting before such consultation (and, to the extent applicable, shall reasonably in advance provide copies of any such press release, statement or agreement (or any scripts for any conference calls) to the other party and shall consider in good faith the comments of the other party); provided that the restrictions set forth in this Section 8.04 shall not apply to any Release (a) made or proposed to be made by the Company in compliance with Section 6.03 with respect to the matters contemplated by Section 6.03, (b) if such Release does not disclose any non-public information regarding the Transactions beyond the scope of any previously agreed Release to which the other party had been consulted or (c) in connection with any dispute between the parties regarding this Agreement or the Transactions.

Section 8.05. Notices of Certain Events. Each of the Company and Parent shall promptly advise the other of (i) any notice or other material communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions; (ii) any notice or other communication from any Governmental Authority in connection with the Transactions; (iii) any Proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the Transactions; (iv) any change, event or fact that has had or would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, in the case of the Company, or a Parent Material Adverse Effect, in the case of

Parent; or (v) any change, event or fact that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided, further, that a failure to comply with this Section 8.05 shall not constitute the failure of any condition set forth in Article 9 to be satisfied unless the underlying change or event would independently result in the failure of a condition set forth in Article 9 to be satisfied.

Section 8.06. Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under Applicable Law) to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) or acquisitions of Parent Stock (including derivative securities with respect to Parent Stock) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Securities Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Securities Exchange Act.

Section 8.07. Transaction Litigation. The Company shall promptly notify Parent of any stockholder demands, litigations, arbitrations or other similar Proceedings (including derivative claims) commenced against it and/or its respective directors or officers relating to this Agreement or any of the Transactions or any matters relating thereto (collectively, “Transaction Litigation”) and shall keep Parent informed regarding any such Transaction Litigation. The Company (i) shall give Parent the opportunity to participate in the defense and settlement of any Transaction Litigation, (ii) keep Parent reasonably apprised on a prompt basis of proposed strategy and other significant decisions with respect to any Transaction Litigation, and Parent may offer comments or suggestions with respect to such Transaction Litigation, which the Company shall consider in good faith. The Company shall not settle or offer, compromise or agree to settle or compromise, or take any other action to settle, compromise or moot, any Transaction Litigation without Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed).

Section 8.08. Stock Exchange Delisting. Each of the Company and Parent agrees to cooperate with the other party in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from NASDAQ and terminate its registration under the Securities Exchange Act; provided that such delisting and termination shall not be effective until the Effective Time.

Section 8.09. Dividends. Each of the Company and Parent shall coordinate with the other regarding the declaration and payment of dividends in respect of Company Common Stock and Parent Stock and the record dates and payment dates relating thereto, it being the intention of the Company and Parent that no holder of Company Stock or Parent Stock shall receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to its shares of Company Stock, on the one hand, and shares of Parent Stock any holder of Company Stock receives pursuant to the Merger, on the other.

Section 8.10. State Takeover Statutes. Each of Parent, Merger Sub and the Company shall (a) take all action necessary so that no “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover laws or regulations, or any similar provision of the Company Organizational Documents or the Parent Organizational Documents, as applicable, is or becomes applicable to the Merger or any of the other Transactions, and (b) if any such anti-takeover law, regulation or provision is or becomes applicable to the Merger or any other Transactions, cooperate and grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

Section 8.11. Tax Matters. (a) Notwithstanding anything to the contrary, and without limiting Section 6.01, the Company shall not effect, outside of the ordinary course of business, any internal reorganization or restructuring involving the Company and/or any of its Subsidiaries without first giving Parent prior written notice thereof and consulting with Parent in good faith with respect thereto.

(b) Each of Parent and the Company shall use its reasonable best efforts (i) to cause the Merger and the Second Merger, taken together as an integrated transaction, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code with respect to which Parent, Second Merger Sub and the Company, as applicable, will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code and (ii) not to, and not permit or cause any of its respective Subsidiaries or Affiliates to, take or cause to be taken any action reasonably likely to cause the Mergers, taken together, to fail to qualify as a “reorganization” under Section 368(a) of the Code.

(c) Parent shall use its best efforts to cause its officers and the officers of Merger Sub and Second Merger Sub to execute and deliver to counsel of the Company letters of representation customary for transactions of this type and reasonably satisfactory to counsel of the Company at such time and times as such counsel shall reasonably request, including at the Closing.

(d) The Company shall use its best efforts to cause its officers to execute and deliver to counsel of the Parent letters of representation customary for transactions of this type and reasonably satisfactory to counsel of Parent at such time and times as such counsel shall reasonably request, including at the Closing.

(e) Parent and the Company intend to report, for U.S. federal income tax purposes, the Merger and the Second Merger, taken together, as an integrated transaction described in Rev. Rul. 2001-46, 2001-2 C.B. 321 that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. Notwithstanding any provision in this Agreement to the contrary, none of Parent, the Company or any Subsidiary of either Parent or the Company shall have any liability or obligation to any holder of Company Common Stock should the Mergers fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 8.12. Treatment of Existing Indebtedness. Prior to the Closing Date, the Company shall use its commercially reasonable efforts to (or shall cause the Company Broker-Dealer Subsidiary to use its commercially reasonable efforts to), as reasonably requested by Parent, (i) deliver (or cause to be delivered) notices of the payoff, prepayment, discharge and termination of any outstanding Indebtedness or obligations of (a) the Company under that certain Credit Agreement, dated as of June 21, 2019 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Company Credit Agreement”), by and among the Company, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and (b) the Company Broker-Dealer Subsidiary under that certain 364-Day Credit Agreement, dated as of June 21, 2019 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Company Subsidiary Credit Agreement”, and together with the Company Credit Agreement, the “Company Debt”), by and among the Company, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (the amount outstanding under the Company Debt, the “Existing Indebtedness Payoff Amount”), (ii) take all other actions reasonably required to facilitate the repayment of the Existing Indebtedness Payoff Amount, including the termination of the commitments under the Company Debt substantially concurrently with the time when Parent makes (on behalf of the Company or the Company Broker-Subsidiary, as applicable) payment or causes payment to be made as provided in the second sentence of this Section 8.12 and (iii) obtain customary payoff letters or other similar evidence with respect to the Company Debt in a form reasonably acceptable to Parent at least two (2) Business Days prior to the Closing Date (which payoff letters shall be subject to customary conditions). Parent shall (x) irrevocably pay off, or cause to be paid off, at or prior to the Effective Time, the Existing Indebtedness Payoff Amount and (y) use its commercially reasonable efforts to provide all customary cooperation as may be reasonably requested by the Company to assist the Company in connection with its obligations under this Section 8.12.

Section 8.13. Second Merger. (a) Parent shall take all actions necessary to: (i) promptly following the date of this Agreement, form Second Merger Sub, (ii) cause Merger Sub and Second Merger Sub to perform their obligations contemplated by this Agreement and to consummate the Mergers on the terms and conditions set forth in this Agreement and (iii) ensure that neither Merger Sub before the Effective Time nor Second Merger Sub prior to the Second Effective Time will conduct any business, incur or guarantee any indebtedness or any other liabilities or make any investments, other than those activities incident to their respective obligations under this Agreement or the transaction contemplated hereby.

(b) Parent shall take all actions necessary to cause, following the date of this Agreement but prior to the consummation of the Mergers, the Board of Directors of Second Merger Sub to (i) determine that the Mergers contemplated hereby (including the Second Merger) are fair to and in the best interests of the sole stockholder of Second Merger Sub, (ii) approve, adopt and declare advisable this Agreement and the Mergers contemplated hereby (including the Second Merger), (iii) direct that this Agreement (including the Second Merger) be submitted for approval and adoption by the sole stockholder of Second Merger Sub and (iv) recommend the approval and adoption of this Agreement (including the Second Merger) by the sole stockholder of Second Merger Sub.

(c) Parent shall take all actions necessary to cause, immediately following the consummation of the Merger on the terms and conditions set forth in this Agreement, the Surviving Corporation to be merged with and into Second Merger Sub (the “Second Effective Time”), following which the separate existence of the Surviving Corporation shall cease and Second Merger Sub shall continue as the Surviving Entity after the Second Merger and as a direct, wholly owned subsidiary of Parent (provided that references to the Company or the Surviving Corporation for periods after the Second Effective Time shall include the Surviving Entity). At the Second Effective Time, the effect of the Second Merger shall be as provided in this Agreement, the Certificate of Merger with respect to the Second Merger and the applicable provisions of Delaware law. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Second Merger Sub and Surviving Corporation shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Entity, which shall include the assumption by the Surviving Entity of any and all agreements, covenants, duties and obligations of Surviving Corporation to be performed after the Second Effective Time.

ARTICLE 9
Conditions to the Merger

Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by each such party; provided that the condition set forth in Section 9.01(a) shall not be waivable) of the following conditions:

(a) the Company Stockholder Approval shall have been obtained in accordance with all Applicable Law;

(b) no Applicable Law or Order preventing or making illegal the consummation of the Merger or any of the other Transactions shall be in effect, and no litigation or similar legal action by any Governmental Authority (in any jurisdiction in which Parent, the Company or any of their respective Subsidiaries conducts material operations) seeking to prohibit or restrain the Merger shall be pending;

(c) the Registration Statement shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending; and

(d) the shares of Parent Stock to be issued in the Parent Share Issuance shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 9.02. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by Parent) of the following further conditions:

(a) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time;

(b) (i) any applicable waiting period or periods under the HSR Act shall have expired or been terminated and (ii) the Parent Condition Regulatory Approvals shall have been made, obtained or received (or the waiting periods with respect thereto as set forth in Section 9.02(b) of the Parent Disclosure Schedule shall have expired or been terminated), as applicable, and shall be in full force and effect, in each case in this Section 9.02(b), without the imposition of a Burdensome Condition (including any Burdensome Condition that would come into effect at the Closing), and no Applicable Law or Order shall be in force and effect that would impose a Burdensome Condition (including any Burdensome Condition that would come in effect at the Closing) and no litigation or similar legal action by any Governmental Authority (in any jurisdiction in which Parent, the Company or any of their respective Subsidiaries conducts material operations) seeking to impose a Burdensome Condition shall be pending;

(c) (i) the representations and warranties of the Company contained in Section 4.05(a) shall be true and correct, subject only to de minimis exceptions, at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date); (ii) the representations and warranties of the Company contained in Section 4.01, Section 4.02, Section 4.04(i), Section 4.05 (other than 4.05(a)), Section 4.06(b), Section 4.27, Section 4.28 and Section 4.29 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date); (iii) the representations and warranties of the Company contained in Section 4.10(a)(ii) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing; and (iv) the other representations and warranties of the Company contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect, shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except, in the case of this clause (iv) only, where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(d) since the date of this Agreement, there shall not have occurred any event, circumstance, development, change, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and

(e) Parent shall have received a certificate signed by an executive officer of the Company confirming the satisfaction of the conditions set forth in Section 9.02(a), Section 9.02(c) and Section 9.02(d).

Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by the Company) of the following further conditions:

(a) each of Parent and Merger Sub shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time;

(b) both (i) any applicable waiting period or periods under the HSR Act shall have expired or been terminated and (ii) the Company Condition Regulatory Approvals shall have been made, obtained or received (or the waiting periods with respect thereto as set forth in Section 9.03(b) of the Company Disclosure Schedule shall have expired or been terminated), as applicable;

(c) (i) the representations and warranties of Parent contained in Section 5.05(a) shall be true and correct, subject only to de minimis exceptions, at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date); (ii) the representations and warranties of Parent contained in Section 5.01 (other than the third sentence thereof), Section 5.02, Section 5.04(i), Section 5.26, Section 5.27 and Section 5.28 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date); (iii) the representations and warranties of Parent contained in Section 5.10(a)(ii) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date); and (iv) the other representations and warranties of Parent contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Parent Material Adverse Effect, shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except, in the case of this clause (iv) only, where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(d) since the date of this Agreement, there shall not have occurred any vent, circumstance, development, change, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and

(e) the Company shall have received a certificate signed by an executive officer of Parent confirming the satisfaction of the conditions set forth in Section 9.03(a), Section 9.03(c) and Section 9.03(d).

ARTICLE 10
Termination

Section 10.01. Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time (notwithstanding receipt of the Company Stockholder Approval):

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Merger has not been consummated on or before March 31, 2021 (as such date may be extended pursuant to the following proviso, the “End Date”); provided, that, if on such date, one or more of the conditions to the Closing set forth in (A) Section 9.02(b), (B) Section 9.03(b) and (C) Section 9.01(b) (if, in the case of clause (C), the Applicable Law relates to any of the matters referenced in Section 9.02(b) or Section 9.03(b) shall not have been satisfied, but all other conditions to the Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on such date) or waived, then the End Date shall be automatically extended to and including June 30, 2021; provided that the right to terminate this Agreement or extend the End Date pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time;

(ii) there shall be in effect any Applicable Law that permanently enjoins, prevents or prohibits the consummation of the Merger and, if such Applicable Law is an Order, such Order shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall not be available to any party which has not complied with its obligations under this Agreement in respect of any such Applicable Law; or

(iii) the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholder Meeting (including any adjournment or postponement thereof); or

(c) by Parent, if:

(i) a Company Adverse Recommendation Change shall have occurred; provided, that in no event shall Parent be entitled to terminate this Agreement pursuant to this Section 10.01(c)(i) following the receipt of the Company Stockholder Approval;

(ii) any Governmental Authority that must provide a Consent to satisfy one or more of the conditions set forth in Section 9.02(b) has denied such Consent and such denial has become final and non-appealable; or

(iii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause any condition set forth in Section 9.02(a) or Section 9.02(c) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by the Company within forty-five (45) days following written notice to the Company from Parent of such breach or failure to perform, but Parent may terminate this Agreement under this Section 10.01(c)(iii) only so long as Parent is not then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by Parent would cause any condition set forth in Section 9.03(a) or Section 9.03(c) not to be satisfied; or

(iv) the Company shall have willfully breached any of their respective obligations under Section 6.03 or Section 8.03 in any material respect, other than in the case where (w) such breach is a result of an isolated action by a Representative of the Company (other than a director or officer of the Company), (x) such breach was not caused by, or within the knowledge of, the Company, (y) the Company takes appropriate actions to remedy such breach promptly upon discovery thereof, and (z) Parent is not harmed as a result thereof; provided that in no event shall Parent be entitled to terminate this Agreement pursuant to this Section 10.01(c)(iv) following the receipt of the Company Stockholder Approval; or

(d) by the Company, if:

(i) any Governmental Authority that must provide a Consent to satisfy one or more of the conditions set forth in Section 9.03(b) has denied such Consent and such denial has become final and non-appealable;

(ii) at any time prior to the Company Approval Time in order to enter into an Alternate Company Acquisition Agreement with respect to a Company Superior Proposal pursuant to Section 6.03(b); provided that prior to or concurrently with such termination, the Company pays, or causes to be paid, to Parent, in immediately available funds the Company Termination Fee pursuant to Section 10.03; or

(iii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement shall have occurred that would cause any condition set forth in Section 9.03(a) or Section 9.03(c) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by Parent or Merger Sub, as applicable, within forty-five (45) days following written notice to Parent from the Company of such breach or failure to perform, but the Company may terminate this Agreement under this Section 10.01(d)(iii) only so long as the Company is not then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by the Company would cause any condition set forth in Section 9.02(a) or Section 9.02(c) not to be satisfied.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of such termination to the other party.

Section 10.02. Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder or Representative of such party) to the other parties hereto, except as provided in Section 10.03; provided that neither Parent nor the Company shall be released from any liabilities or damages arising out of any (i) fraud by such party (ii) the willful breach by such party of any representation or warranty on the part of such party set forth in this Agreement or (iii) the willful breach by such party of any covenant or agreement binding on such party set forth in this Agreement. The provisions of this Section 10.02, Section 10.03 and Article 11 (other than Section 11.14) shall survive any termination hereof pursuant to Section 10.01. In addition, the termination of this Agreement shall not affect the parties’ respective obligations under the Confidentiality Agreement.

Section 10.03. Termination Fees. (a) If this Agreement is terminated:

(i) by Parent pursuant to Section 10.01(c)(i) or Section 10.01(c)(iv) or by the Company or Parent pursuant to any other provision of Section 10.01 at a time when this Agreement was terminable by Parent pursuant to Section 10.01(c)(i) or Section 10.01(c)(iv);

(ii) by the Company or Parent pursuant to Section 10.01(b)(i) (without the Company Stockholder Approval having been obtained), by the Company or Parent pursuant to Section 10.01(b)(iii), or by Parent pursuant to Section 10.01(c)(iii) (without the Company Stockholder Approval having been obtained or, if such termination is after the Company Stockholder Approval has been obtained, as a result of a willful breach by the Company) and: (A) at or prior to the time of termination of this Agreement, a Company Acquisition Proposal shall have been publicly disclosed or announced (in each case, and not publicly withdrawn) or made known to the management or board of directors of the Company (in each case, and not publicly withdrawn), or any Person shall have publicly announced (in each case, and not publicly withdrawn) an intention (whether or not conditional) to make a Company Acquisition Proposal; and (B) on or prior to the first (1st) anniversary of such termination of this Agreement: (1) a transaction relating to a Company Acquisition Proposal is consummated; or (2) a definitive agreement relating to any Company Acquisition Proposal is entered into by the Company; or

(iii) by the Company pursuant to Section 10.01(d)(ii).

then, in each case, the Company shall pay to Parent (or a Person designated by Parent), in cash at the time specified in the following sentence, a fee in the amount of $375,000,000 (the “Company Termination Fee”). The Company Termination Fee shall be payable as follows: (i) in the case of Section 10.03(a)(i), in the event the Company Termination Fee is payable in connection with a termination of this Agreement (A) by Parent, within five (5) Business Days of such termination, and (B) by the Company, substantially concurrently with, and as a condition to, such termination, (ii) in the event the Company Termination Fee is payable under Section 10.03(a)(iii), substantially concurrently with, and as a condition to, such termination and (iii) in the event the Company Termination Fee is payable under Section 10.03(a)(ii), substantially concurrently with, and as a condition to, the earlier of the consummation of the applicable transaction and the entry into a definitive agreement with respect to the applicable transaction. For purposes of Section 10.03(a)(ii)(B), “Company Acquisition Proposal” shall have the meaning assigned thereto in Section 1.01, except that references in the definition to “15%” shall be replaced by “50%.”

(b) If this Agreement is terminated by Parent or the Company (as applicable) (x) pursuant to Section 10.01(b)(i) or Section 10.01(b)(ii) (solely as a result of any Antitrust Law) at a time when one or more of the conditions set forth in Section 9.01(b), Section 9.02(b) or Section 9.03(b) (in each case, solely as the result of any Antitrust Law) were not satisfied or waived or (y) pursuant to Section 10.01(c)(ii) or Section 10.01(d)(i) (in each case, solely as the result of any Antitrust Law) and, in the case of each of (x) and (y), at the time of such termination, all of the conditions set forth in Section 9.01 and Section 9.02 have otherwise been satisfied or waived (other than those conditions (I) that by their nature are to be satisfied at the Closing, which would have been satisfied at the Closing had the Closing occurred at the time of such termination, or (II) that have not been satisfied as a result of a breach of this Agreement by Parent or Merger Sub that was the proximate cause of such condition not having been satisfied), then Parent shall pay to the Company an amount equal to $525,000,000 (the “Reverse Termination Fee”) within two Business Days after the date of the termination of the Agreement (in the case of any such termination by the Company) or prior to, and as a condition precedent to, the termination of the Agreement (in the case of any such termination by Parent).

(c) Any payment of the Company Termination Fee shall be made by wire transfer of immediately available funds to an account designated in writing by Parent.

(d) The parties agree and understand that (w) in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, (x) in no event shall Parent be required to pay the Reverse Termination Fee on more than one occasion, (y) in no event shall Parent be entitled, pursuant to this Section 10.03, to receive an amount greater than an amount equal to (A) the Company Termination Fee plus (B) any Collection Expenses, and (z) in no event shall the Company be entitled, pursuant to this Section 10.03, to receive an amount greater than an amount equal to (A) the Reverse Termination Fee plus (B) any Collection Expenses. Notwithstanding anything to the contrary in this Agreement, except in the case of fraud, (i) in circumstances where the Company Termination Fee or the Reverse Termination Fee are payable or is paid pursuant to this Section 10.03, such payment shall be the sole and exclusive remedy for damages of the Company, Parent or their respective Subsidiaries and their respective former, current or further partners, stockholders, managers, members, Affiliates and Representatives, as applicable, and none of Parent, the Company, any of their respective Subsidiaries or any of their respective former, current or future partners, stockholders, managers, members, Affiliates or Representatives, as applicable, shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, (ii) if Parent or Merger Sub receive any payments from the Company in respect of any breach of this Agreement and thereafter Parent receives the Company Termination Fee pursuant to this Section 10.03, the amount of such Company Termination Fee shall be reduced by the aggregate amount of such payments made by the Company prior to paying the Company Termination Fee in respect of any such breaches and (iii) if the Company receives any payments from Parent or Merger Sub in respect of any breach of this Agreement and thereafter the Company receives the Reverse Termination Fee pursuant to this Section 10.03, the amount of such Reverse Termination Fee shall be reduced by the aggregate amount of such payments made by Parent or Merger Sub prior to paying the Reverse Termination Fee in respect of any such breaches. The parties acknowledge that the agreements contained in this Section 10.03 are an integral part of the Transactions, that, without these agreements, the parties would not enter into this Agreement and that any amounts payable pursuant to this Section 10.03 do not constitute a penalty. Accordingly, if any party fails to promptly pay any amount due pursuant to this Section 10.03, such party shall also pay any reasonable and documented costs and expenses (including reasonable legal fees and expenses) incurred by the party entitled to such payment in connection with a legal action to enforce this Agreement that results in a judgment for such amount against the party failing to promptly pay such amount. Any amount not paid when due pursuant to this Section 10.03 shall bear interest from the date such amount is due until the date paid at a rate equal to the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment (such interest, together with reasonable and documented costs and expenses of enforcement as provided in the immediately preceding sentence, “Collection Expenses”).

ARTICLE 11
Miscellaneous

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given,

If to the Company, to:

E*TRADE Financial Corporation
671 North Glebe Road, 15th Floor
Arlington VA 22203
Attn:	Lori Sher, EVP, General Counsel
Email:	lori.sher@etrade.com

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036

After March 1, 2020:
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
401 9th Avenue
New York, New York 10001
Attn:	Stephen F. Arcano
David C. Hepp
Email:	stephen.arcano@skadden.com
david.hepp@skadden.com

If to Parent or Merger Sub and, post-closing, the Surviving Corporation, to:

Morgan Stanley
1585 Broadway Avenue
New York, NY 10036
Attention:	Eric F. Grossman, Chief Legal Officer
Email:	Eric.Grossman@morganstanley.com

with a copy to (which shall not constitute notice):

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attn:	Neil Barr
Marc O. Williams
Brian Wolfe
Email:	neil.barr@davispolk.com
marc.williams@davispolk.com
brian.wolfe@davispolk.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 11.02. Survival. The representations, warranties, covenants and agreements contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, except for the covenants and agreements set forth in Article 2, Section 7.03 and this Article 11, which shall survive the Effective Time.

Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, that after the Company Stockholder Approval has been obtained, there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under Applicable Law without such approval having first been obtained.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, except that expenses incurred with the filing fee for the Registration Statement and the printing and mailing the Proxy Statement/ Prospectus and the Registration Statement shall be shared equally by Parent and the Company.

Section 11.05. Disclosure Schedule References and SEC Document References. (a) The parties hereto agree that each section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, shall be deemed to be an exception to and to qualify (or, as applicable, a disclosure for purposes of), the corresponding section or subsection of this Agreement, irrespective of whether or not any particular section or subsection of this Agreement specifically refers to the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable. The parties hereto further agree that (other than with respect to any items disclosed in Section 4.20(a) of the Company Disclosure Schedule, for which an explicit reference in any other section shall be required in order to apply to such other section) disclosure of any item, matter or event in any particular section or subsection of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, to which the relevance of such disclosure would be reasonably apparent on its face to a reasonable person without any independent knowledge regarding the matter(s) so disclosed, notwithstanding the omission of a cross-reference to such other section or subsections.

(b) The parties hereto agree that in no event shall any disclosure (other than statements of historical fact) contained in any part of any Company SEC Document or Parent SEC Document entitled “Risk Factors,” “Forward-Looking Statements,” “Cautionary Statement Regarding Forward-Looking Statements,” “Special Note on Forward Looking Statements” or “Forward Looking Information” or containing a description or explanation of “Forward-Looking Statements” or any other disclosures in any Company SEC Document or Parent SEC Document that are cautionary, predictive or forward-looking in nature be deemed to be an exception to (or a disclosure for purposes of) any representations and warranties of any party contained in this Agreement.

Section 11.06. Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that results in the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(c) and as identified in 12 C.F.R. § 4.12(b)(8)) of a Governmental Authority by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions, which may include the disclosure of underlying facts or circumstances that do not themselves constitute confidential supervisory information, shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

Section 11.07. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and shall inure solely to the benefit of the parties hereto, except for: (i) only following the Effective Time, the right of (x) the Company’s stockholders to receive the applicable Merger Consideration in respect of their shares of Company Stock pursuant to Section 2.03 and (y) the holders of Company Equity Awards to receive the applicable Merger

Consideration in respect of their Company Equity Awards pursuant to Section 2.05 and (ii) the right of the Company Indemnified Parties to enforce the provisions of Section 7.03. Except as provided in Section 7.03 and in this Section 11.07, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b) No party may assign, delegate or otherwise transfer (by operation of law or otherwise) any of its rights or obligations under this Agreement without the prior written consent of each other party hereto, except that Parent may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to any Person after the Closing, and Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to any other wholly owned direct Subsidiary of Parent, which Subsidiary shall be a Delaware corporation; provided that such transfer or assignment shall not relieve Parent or Merger Sub of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Sub. Any assignment in contravention of the preceding sentence shall be null and void ab initio.

Section 11.08. Governing Law. This Agreement and all actions (whether in contract or tort) based on, arising out of or relating to the negotiation, execution or performance of this Agreement or the Transactions shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the Applicable Law that might otherwise govern under applicable principles of conflicts of law rules thereof.

Section 11.09. Jurisdiction/Venue. Each of the parties hereto agrees that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought, tried and determined only in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any suit, action or proceeding relating to the Transactions, on behalf of itself or its property, in accordance with Section 11.01 or in such other manner as may be permitted by Applicable Law, and agrees that nothing in this Section 11.09 shall affect the right of any party to serve legal process in any other manner permitted by Applicable Law, (ii) irrevocably and unconditionally consents and submits itself and its property in any suit, action or proceeding to the exclusive general jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions or for recognition and enforcement of any judgment in respect thereof, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iv) waives any objection that it may now or hereafter have to the venue of any such suit, action or proceeding in any such court or that such suit, action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same and (v) agrees that it shall not bring any action relating to this Agreement or the Transactions in any court other than the aforesaid courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any suit, action or proceeding in such court as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

Section 11.10. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.10.

Section 11.11. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, including by e-mail with .pdf attachments, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed and delivered (by e-mail or otherwise) by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.12. Entire Agreement. This Agreement (including, for the avoidance of doubt, the Company Disclosure Schedule and the Parent Disclosure Schedule) and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof.

Section 11.13. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 11.14. Specific Performance. The parties acknowledge and agree that irreparable harm would occur and that the parties would not have any adequate remedy at law (even if monetary damages were available) (i) for any breach of the provisions of this Agreement or (ii) in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that, except where this Agreement is terminated in accordance with Section 10.01, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement in the courts referred to in Section 11.09, without proof of actual damages, and each party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The parties further agree that (x) by seeking the remedies provided for in this Section 11.14, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, including, subject to Section 10.03(d), monetary damages and (y) nothing contained in this Section 11.14 shall require any party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 11.14 before exercising any termination right under Section 10.01 or pursuing damages nor shall the commencement of any action pursuant to this Section 11.14 or anything contained in this Section 11.14 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Section 10.01 or pursue any other remedies under this Agreement that may be available then or thereafter. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that the parties otherwise have an adequate remedy at law.

[Remainder of page intentionally left blank; signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

MORGAN STANLEY

By:	/s/ James P. Gorman
Name: James P. Gorman
Title: Chairman & CEO

MOON-EAGLE MERGER SUB, INC.

By:	/s/ Sebastiano Visentini
Name: Sebastiano Visentini
Title: President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

E*TRADE FINANCIAL CORPORATION

By:	/s/ Michael A. Pizzi
Name: Michael A. Pizzi
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex B

OPINION OF J.P. MORGAN SECURITIES LLC

February 19, 2020

The Board of Directors
E*TRADE Financial Corporation
671 N. Glebe Road
Arlington, Virginia 22203

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of E*TRADE Financial Corporation (the “Company”) of the Exchange Ratio (as defined below) in the proposed merger (the “Transaction”) of the Company with a wholly-owned subsidiary of Morgan Stanley (the “Acquiror”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, the Acquiror and its subsidiary, Moon-Eagle Merger Sub, Inc., the Company will become a wholly-owned subsidiary of the Acquiror, and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Acquiror and its affiliates, will be converted into the right to receive 1.0432 shares (the “Exchange Ratio”) of the Acquiror’s common stock, par value $0.01 per share (the “Acquiror Common Stock”).

In connection with preparing our opinion, we have (i) reviewed a draft dated February 19, 2020 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Acquiror Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts (A) prepared by or at the direction of the management of the Company relating to the Company’s business (the “Company Forecasts”) and (B) directed by the management of the Company to use relating to the Acquiror (the “Acquiror Forecasts”), (vi) reviewed the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”) prepared by or at the direction of the management of the Company, and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on the Company Forecasts, Acquiror Forecasts and the Synergies and the financial analyses and forecasts derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management of the Company as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Company Forecasts, the Acquiror Forecasts or the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Agreement, and that the definitive Agreement will not

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differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Common Stock of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio applicable to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Acquiror Common Stock will trade at any future time.

We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Acquiror or its material shareholder, Mitsubishi UFJ Financial Group, Inc. (the “Shareholder”). During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger and joint bookrunner on the Company’s credit facility refinancings which closed in June 2018 and 2019, respectively, joint bookrunner on the Company’s offering of debt securities which closed in June 2018 and financial advisor to the Company on an acquisition by the Company which closed in April 2018. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company, for which it receives customary compensation or other financial benefits. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company, the Acquiror and the Shareholder. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the holders of the Company Common Stock.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC
/s/ J.P. MORGAN SECURITIES LLC

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Annex C

OPINION OF ARDEA PARTNERS LP

STRICTLY CONFIDENTIAL

February 20, 2020

Board of Directors
E*TRADE Financial Corporation
671 N. Glebe Road
Arlington, Virginia 22203

Ladies and Gentlemen:

You have requested the opinion of Ardea Partners LP (“Ardea”) as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, $0.01 par value per share (the “Shares”), of E*TRADE Financial Corporation (the “Company”) of the exchange ratio of 1.0432 shares of common stock, par value $0.01 per share (the “Morgan Stanley Common Stock”), of Morgan Stanley (“Morgan Stanley”) to be paid for each Share (the “Exchange Ratio”) pursuant to the Agreement and Plan of Merger, dated as of February 20, 2020 (the “Agreement”), by and among Morgan Stanley, Moon-Eagle Merger Sub, Inc., a wholly owned subsidiary of Morgan Stanley, and the Company.

Ardea is engaged in merger and acquisition advisory services, investment banking, underwriting services, private placements of securities and other financial and non-financial activities and services for various persons and entities. Ardea and its employees and affiliates may at any time, directly or indirectly, purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Morgan Stanley and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). Ardea has acted as financial advisor to the Company in connection with the Transaction. Ardea expects to receive fees for Ardea’s services in connection with the Transaction, the principal portion of which is payable contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify Ardea against certain liabilities that may arise out of Ardea’s engagement. In the future, Ardea may provide investment banking services to the Company, Morgan Stanley and their respective affiliates for which Ardea may receive compensation.

In connection with this opinion, representatives of Ardea have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Morgan Stanley for the four fiscal years ended December 31, 2018, and a draft of the Annual Report on Form 10-K of each of the Company and Morgan Stanley for fiscal year ended December 31, 2019; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Morgan Stanley; certain publicly available research analyst reports for, and other publicly available information regarding the Company and Morgan Stanley; certain internal financial analyses and forecasts for the Company and certain financial analyses and forecasts for Morgan Stanley, in each case as prepared by the management of the Company and approved for Ardea’s use by the Company (the “Forecasts”), and certain cost savings and operating synergies projected by the management of the Company to result from the Transaction, as approved for Ardea’s use by the Company (the “Synergies”). Representatives of Ardea have also held discussions with members of the senior management of the Company and Morgan Stanley regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of Morgan Stanley and with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future

Andrea Partners LP

+1.212.430.2300         10 Hudson Yards, 40th Floor, New York, New York 10001         Member FINRA / SIPC

C-1

prospects of the Company; reviewed the reported price and trading activity for the Shares and the shares of Morgan Stanley Common Stock; compared certain financial and stock market information for the Company and Morgan Stanley with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the brokerage industry and in other industries; and performed such other studies and analyses, and considered such other factors, as Ardea deemed appropriate.

Ardea has, with the Company’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Ardea, without assuming any responsibility for independent verification thereof. In addition, Ardea has assumed with the Company’s consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Ardea has not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Morgan Stanley or any of their respective subsidiaries, and Ardea has not been furnished with any such evaluation or appraisal. Ardea has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company, Morgan Stanley or on the expected benefits of the Transaction in any way meaningful to Ardea’s analysis. Ardea has also assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition therein, the effect of which would be in any way meaningful to Ardea’s analysis.

Ardea’s opinion does not address the underlying business decision of the Company to engage in the Transaction, the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company, or any legal, regulatory, tax or accounting matters. Ardea was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders of Shares, as of the date hereof, of the Exchange Ratio pursuant to the Agreement. Ardea does not express any view on, and Ardea’s opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction. In addition, Ardea does not express an opinion, whether relative to the Exchange Ratio pursuant to the Agreement or otherwise, on either the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, officers, directors or employees of the Company, or other constituencies of the Company or the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any class of such persons in connection with the Transaction. Ardea is not expressing any opinion as to the prices at which the Shares or the shares of Morgan Stanley Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Morgan Stanley or the ability of the Company or Morgan Stanley to pay their respective obligations when they come due. Ardea’s opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Ardea as of, the date hereof and Ardea assumes no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Ardea’s advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction, and this opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to the Transaction or any other matter. This opinion has been approved by the Fairness Committee of Ardea.

Based upon and subject to the foregoing, it is Ardea’s opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of the Shares.

Very truly yours,
/s/ Ardea Partners LP

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PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Exculpation. Section 102(b)(7) of the Delaware General Corporation law (the “DGCL”) permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, (iv) for any transaction from which the director derived an improper personal benefit or (v) any act or omission before the adoption of such a provision in the certificate of incorporation. The Morgan Stanley certificate of incorporation limits the personal liability of a director to Morgan Stanley and its stockholders for monetary damages for a breach of fiduciary duty as a director to the fullest extent permitted by law.

Indemnification. Section 145 of the DGCL contains provisions for mandatory and discretionary indemnification of a corporation’s directors, officers and other personnel, and related matters. Under Section 145 of the DGCL, a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the corporation. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Expenses incurred by any such person in defending any such proceeding in advance of its final disposition upon receipt (unless Morgan Stanley upon authorization of the board of directors of Morgan Stanley waives such requirement to the extent permitted by applicable law) of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by Morgan Stanley as authorized in the Morgan Stanley bylaws or otherwise.

Insurance. The Morgan Stanley bylaws provide that Morgan Stanley may maintain insurance, at its expense, for the benefit of Morgan Stanley and any person who is or was a director, officer, partner, member, employee or agent of Morgan Stanley or Morgan Stanley’s subsidiary or of another corporation, partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss, whether or not Morgan Stanley would have the power to indemnify such person against such expense, liability or loss under the DGCL.

The foregoing statements are subject to the detailed provisions of the DGCL and to the applicable provisions of the Morgan Stanley certificate of incorporation and the Morgan Stanley bylaws.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following exhibits are filed herewith or incorporated herein by reference:

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated as of February 20, 2020, among Morgan Stanley, Moon-Eagle Merger Sub, Inc. and E*TRADE Financial Corporation (included as Annex A to the proxy statement/prospectus that forms a part of this Registration Statement).*

5.1	Opinion of Davis Polk & Wardwell LLP regarding validity of the shares of Morgan Stanley stock and depositary shares being registered hereunder.***

8.1	Tax Opinion of Davis Polk & Wardwell LLP.

8.2	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

Exhibit Number	Description
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm of Morgan Stanley.

23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm of E*TRADE Financial Corporation.

23.3	Consent of Davis Polk & Wardwell LLP (included in the opinion filed as Exhibit 5.1 to the registration statement).

23.4	Consent of Davis Polk & Wardwell LLP (included in the opinion filed as Exhibit 8.1 to the registration statement).

23.5	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in the opinion filed as Exhibit 8.2 to the registration statement).

24.1	Power of Attorney (included in the signature page to the registration statement).***

99.1	Form of Proxy Card of E*TRADE Financial Corporation.**

99.2	Consent of J.P. Morgan Securities LLC.

99.3	Consent of Ardea Partners LP.

99.4	Consent of Director Nominee Pursuant to Rule 438.**
____________________

*	The annexes, schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Morgan Stanley agrees to furnish supplementally a copy of such schedules and exhibits, or any section thereof, to the SEC upon request.

**	To be filed by amendment.

***	Previously filed.

ITEM 22. UNDERTAKINGS

(a)	The undersigned registrant hereby undertakes:

	(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

		(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

	(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

		(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

		(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

		(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

		(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

(1)

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(f)

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Morgan Stanley has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 20, 2020.

MORGAN STANLEY

By:	/s/ JAMES P. GORMAN
Name: James P. Gorman
Title: Chairman and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated below, on May 20, 2020.

/s/ JAMES P. GORMAN	*
James P. Gorman	Jonathan M. Pruzan
Chairman, Chief Executive Officer and Director	Executive Vice President and Chief Financial Officer

*	*
Elizabeth Corley, Director	Alistair Darling, Director

*	*
Thomas H. Glocer, Director	Robert H. Herz, Director

*	*
Nobuyuki Hirano, Director	Stephen J. Luczo, Director

*	*
Jami Miscik, Director	Dennis M. Nally, Director

*	*
Takeshi Ogasawara, Director	Hutham S. Olayan, Director

*	*
Mary L. Schapiro, Director	Perry M. Traquina, Director

*
Rayford Wilkins, Jr., Director

*By:
/s/ ERIC F. GROSSMAN
Name: Eric F. Grossman
Title: Executive Vice President and Chief Legal Officer, Morgan Stanley, and Attorney-In-Fact